Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit 99.1

[●], 2020

Dear Aaron’s Holdings Company, Inc. Shareholder:

In July of this year, we announced our intention to separate our Aaron’s Business segment from our Progressive Leasing segment. The separation will occur by means of a spin-off of a newly formed company named Aaron’s SpinCo, Inc. (“Aaron’s SpinCo”), which will own our Aaron’s Business segment. Aaron’s Holdings Company, Inc. (“Parent”), the existing publicly traded company in which you currently own common stock, will continue to own and operate the Progressive Leasing and Vive business segments.

Upon completion of the spinoff, the shareholders of Parent will own substantially all of the outstanding shares of common stock of Aaron’s SpinCo and will continue to own 100% of the outstanding shares of common stock of Parent. Aaron’s SpinCo will be a new, publicly traded company, which is expected to be traded on the New York Stock Exchange, and will continue to engage in the sale and lease ownership and specialty retailing of furniture, home appliances, electronics and other products and accessories through its approximately 1,400 company-operated and franchised stores in 47 states, Canada and Puerto Rico, as well as its e-commerce platform, Aarons.com. Parent will continue to operate as a virtual lease-to-own company, under the Progressive Leasing brand, providing lease-purchase solutions through approximately 19,000 retail locations, owned and operated by other companies, in 46 states and the District of Columbia, including e-commerce merchants.

We believe the spin-off is in the best interests of Parent, its shareholders and other constituents, as it will result in two publicly traded companies, each of which we expect to have improved strategic focus, strong free cash flow generation and well capitalized balance sheets, enabling each company to unlock substantial value creation opportunities.

The spin-off will be effected by means of a pro rata distribution of 100% of the outstanding shares of Aaron’s SpinCo common stock to holders of Parent common stock. Each Parent shareholder will receive [●] share[s] of Aaron’s SpinCo common stock for every share of Parent common stock held as of the close of business on [●], the record date for the distribution, with cash being paid in lieu of fractional shares.

We expect the separation and distribution will be generally tax-free for U.S. federal income tax purposes to Parent shareholders.

No vote of Parent shareholders is required for the distribution. You do not need to take any action to receive shares of Aaron’s SpinCo common stock to which you are entitled as a Parent shareholder, and you do not need to pay any consideration or surrender or exchange your Parent common stock.

We encourage you to read the attached information statement, which is being provided to all Parent shareholders who held shares on the record date of the distribution. The information statement describes the separation in detail and contains important business and financial information about Aaron’s SpinCo, as well as information about the risks associated with Aaron’s SpinCo.

Sincerely,

John W. Robinson III

President and Chief Executive Officer

Aaron’s Holdings Company, Inc.

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

[●], 2020

Dear Aaron’s SpinCo Shareholder:

On behalf of Aaron’s SpinCo, it is my privilege to welcome you as a shareholder of our company. Following our separation, we will operate as an independent, publicly traded company with a proven track record of delivering shareholder value. For over 65 years, Aaron’s™ has built a reputation of serving our customers with respect and giving back to the communities where they live and we operate. While our business has evolved over the years, the Company’s mission of providing customers with access to household products through affordable lease-to-own and purchase options remains the same.

Aaron’s SpinCo serves a large base of potential customers comprising approximately one-third of the U.S. population with a value proposition that is both compelling and difficult to replicate. We offer our customers a broad assortment of high-quality products, competitive monthly payments and total cost of ownership, free in-home product set up and returns, convenient service and product repair or replacement, and best-in-class customer support delivered by our [●] plus team members.

Following the separation, Aaron’s SpinCo will be comprised of our Aaron’s Business segment, including: 1,085 company-operated and 315 franchised stores in 47 states, Canada and Puerto Rico; the Aarons.com e-commerce platform; and the Woodhaven manufacturing division. With this foundation, we intend to pursue a growth strategy that includes investing in our digital platforms to continue to improve the customer experience and leveraging advanced analytics to better align our store footprint to our customer opportunity. As part of these initiatives, we have recently launched a new store concept and operating model which is achieving attractive unit economics through a combination of improved branding, redesigned showrooms, innovative technologies, and enhanced merchandising strategies.

We are a leader in digital innovation in the lease-to-own industry, driven by Aarons.com, our end-to-end e-commerce platform, which has accounted for approximately 12% of our lease revenue year-to-date in 2020. We believe the combination of our strong brand and physical presence in over 700 markets, industry-leading technology and analytics, management teams with deep industry experience and customer relationships, last-mile and reverse logistics and refurbishment capabilities, and in-house upholstered furniture and bedding manufacturing will enable us to continue delivering unparalleled value to our customers and shareholders.

We invite you to learn more about our company by reading the enclosed information statement, which details our strategy, and outlines our plans for near and long-term growth to generate value for our shareholders. We are excited about our future as an independent company, and we look forward to your support as an Aaron’s SpinCo shareholder as we begin this new and exciting chapter.

Sincerely,

Douglas Lindsay

Chief Executive Officer

Aaron’s SpinCo, Inc.

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the United States Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, Dated September 8, 2020

INFORMATION STATEMENT

Aaron’s SpinCo, Inc.

Distribution of Common Stock

This information statement is being furnished in connection with the distribution by Aaron’s Holdings Company, Inc. (“Parent”) to its shareholders of all of the outstanding shares of common stock of Aaron’s SpinCo, Inc., a Georgia corporation (“Aaron’s SpinCo,” “we,” “us,” “our,” or “the Company”), currently a wholly-owned subsidiary of Parent, that will hold directly or indirectly the assets and liabilities historically associated with Parent’s Aaron’s Business segment (the “Aaron’s Business”). To implement the distribution, Parent will distribute all of the shares of Aaron’s SpinCo common stock on a pro rata basis to Parent shareholders in a transaction that is intended to qualify as tax-free for United States federal income tax purposes, except with respect to any cash received in lieu of fractional shares. The distribution is subject to certain conditions, as described in this information statement. You should consult your tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local and non-U.S. tax laws.

For every share of common stock of Parent held of record by you as of the close of business on [●], the record date for the distribution, you will receive [●] share[s] of Aaron’s SpinCo common stock. You will receive cash in lieu of any fractional shares of Aaron’s SpinCo common stock that you would have received after application of the above ratio. As discussed under “The Separation and Distribution—Trading Between the Record Date and Distribution Date,” if you sell your shares of Parent common stock in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive shares of Aaron’s SpinCo common stock in connection with the distribution. We expect the shares of Aaron’s SpinCo common stock to be distributed by Parent to you at [●], Eastern Time, on [●]. We refer to the date of the distribution of the Aaron’s SpinCo common stock as the “distribution date.”

No vote of Parent shareholders is required for the distribution. Therefore, you are not being asked for a proxy and you are not requested to send Parent a proxy in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing shares of Parent common stock or take any other action to receive your shares of Aaron’s SpinCo common stock.

There is no current trading market for Aaron’s SpinCo common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of Aaron’s SpinCo common stock to begin on the first trading day following the completion of the distribution. Aaron’s SpinCo intends to have its common stock authorized for listing on the New York Stock Exchange (“NYSE”) under the symbol “[●]”. Parent expects to change its stock symbol from “AAN” to “[●]” upon completion of the separation.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 17.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [●].

A Notice of Internet Availability of Information Statement Materials containing instructions describing how to access this information statement was first mailed to Parent shareholders on or about [●], 2020.

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

Presentation of Information

Prior to completing the separation and distribution described in this information statement, Aaron’s, Inc., the current ultimate parent entity of Aaron’s SpinCo, Inc., intends to complete the previously announced holding company formation transaction described below under “Holding Company Formation”. Unless the context otherwise requires, all references to “Parent” herein refer to Aaron’s, Inc. prior to the completion of the holding company formation transaction described herein, and to Aaron’s Holdings Company, Inc. following completion of the holding company formation transaction described herein, which will become the ultimate parent entity of Aaron’s, Inc. and Aaron’s SpinCo, Inc. upon completion of the holding company formation transaction. Upon completion of the holding company formation transaction, this paragraph will be removed in a subsequent amendment to this information statement and the corresponding definitions in this information statement to “Parent” will be amended to include Aaron’s Holdings Company, Inc. as “Parent”.

Unless the context otherwise requires or we specifically indicate otherwise, references in this information statement to “Aaron’s SpinCo,” “we,” “us,” “our,” “our Company” and “the Company” refer to Aaron’s SpinCo, Inc., currently a wholly-owned subsidiary of Parent, that will hold directly or indirectly the assets and liabilities historically associated with Parent’s Aaron’s Business segment (the “Aaron’s Business”) as of the distribution. References in this information statement to the “separation” refer to the separation of the Aaron’s Business from Parent’s other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Aaron’s SpinCo, to hold the assets and liabilities historically associated with the Aaron’s Business after the distribution. References in this information statement to the “distribution” refer to the distribution of all of Aaron’s SpinCo’s issued and outstanding shares of common stock to Parent shareholders as of the close of business on the record date for the distribution.

We describe in this information statement the business to be held by us after the separation as if it were a standalone business for all historical periods described. However, we were not a standalone separate entity with independently conducted operations before the separation. References in this information statement to our historical assets, liabilities, products, business or activities generally refer to the historical assets, liabilities, products, businesses or activities of the Aaron’s Business as it was conducted as part of Parent before the separation that will be held directly or indirectly by Aaron’s SpinCo immediately following the separation and distribution transaction described herein.

Unless the context otherwise requires or we specifically indicate otherwise, the information included in this information statement about Aaron’s SpinCo assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution.

Except as otherwise indicated or unless the context otherwise requires, all references to Aaron’s SpinCo’s per share data assume a distribution ratio of [●] share[s] of Aaron’s SpinCo common stock for every share of Parent common stock.

Holding Company Formation

Management of Aaron’s, Inc. intends to complete the previously announced holding company formation (the “holding company formation”). In the holding company formation, Aaron’s, Inc. will become a direct, wholly owned subsidiary of Aaron’s Holdings Company, Inc. and thereafter will convert to a limited liability company. The holding company formation will be effected through a merger pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated May 1, 2020, among Aaron’s, Inc., Parent, and Aaron’s Merger Sub, Inc., a Georgia corporation and wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into Aaron’s, Inc. and the separate existence of Merger Sub will cease, with Aaron’s, Inc. as the surviving corporation in the merger and continuing its existence as a direct, wholly owned subsidiary of Parent. As a result of the holding company formation we expect that, on [●],

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

2020, the New York Stock Exchange (“NYSE”) will suspend trading of Aaron’s, Inc. shares and on [●], 2020, Aaron’s Holdings Company, Inc. shares will commence trading on the NYSE under the symbol “AAN”.

Trademarks

Aaron’s SpinCo and its affiliates own or have the rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of our business. Solely for convenience, certain of our trademarks, service marks and trade names referred to in this Information Statement are listed without the ™ or ® symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks and trade names included or referred to in this Information Statement, regardless of whether such marks have been registered with the United States Patent and Trademark Office, or any state governmental entities. Each trademark or trade name of any other company appearing in this information statement is, to our knowledge, owned by such other company.

Industry Information

Unless indicated otherwise, the information concerning our industry contained in this information statement is based on Aaron’s SpinCo’s general knowledge of and expectations concerning the industry. Aaron’s SpinCo’s market position, market share and industry market size are based on estimates using Aaron’s SpinCo’s internal data and estimates, based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. Aaron’s SpinCo has not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, Aaron’s SpinCo believes that data regarding the industry, market size and its market position and market share within such industry provide general guidance but are inherently imprecise. Further, Aaron’s SpinCo’s estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

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Pursuant to 17 C.F.R. Section 200.83

INFORMATION STATEMENT SUMMARY

This summary highlights some of the information in this information statement relating to Aaron’s SpinCo, our separation from Parent and the distribution of our common stock by Parent to its shareholders. This summary may not contain all of the details concerning the separation or other information that may be important to you. To better understand the separation and our business and financial condition, you should carefully review this entire information statement.

Our Company

We are a leading, technology-enabled, omni-channel provider of lease-to-own (“LTO”) solutions focused on serving the large, credit-challenged segment of the population. Through our portfolio of 1,400 stores and our Aarons.com e-commerce platform, we provide consumers with LTO and purchase solutions for the products they need and want, including furniture, appliances, electronics, computers and a variety of other products and accessories. We focus on providing our customers with unparalleled customer service and an attractive value proposition, including low monthly payments and total cost of ownership, high in-store approval rates , lease term flexibility, a wide product selection, free same or next-day delivery and setup, service and product returns, and the ability to pause, cancel or resume lease contracts at any time, with no additional costs to the customer.

Our management team is committed to executing against a core set of strategic priorities to further transform and grow the business:

•	Promote our Value Proposition to Attract New Customers to our Brand

•	Enhance the Customer Experience Through Technology

•	Align our Store Footprint to our Customer Opportunity

•	Maintain a Well-Capitalized Balance Sheet and Attractive Financial Profile

We have developed an LTO industry-leading, omni-channel platform that allows the Aaron’s Business to engage customers in ways that are convenient and preferable for them, including digitally streamlined shopping, servicing and payment options. Our e-commerce platform, Aarons.com, offers best-in-class, end-to-end technology with on-line-to-doorstep capabilities, allowing customers to seamlessly browse for merchandise, qualify for a lease, complete the lease transaction, and schedule delivery of their merchandise from any digital device. As a result of our technology-enabled omni-channel strategy, we are attracting more new and younger customers to our brand, with over half of Aarons.com transactions coming from individuals who previously had not shopped at Aaron’s.

We are committed to providing our customers with an exceptional in-store and on-line shopping experience. By leveraging our investments in technology, including Aarons.com, data-enabled lease decisioning, and our omni-channel customer service and payment platforms, we believe that we can serve our existing markets through a more efficient store portfolio while continuing to provide the high level of service our customers expect. We have identified a number of markets where we believe overall store counts can be meaningfully reduced and market economics improved. Concurrent with that optimization strategy, we have begun to roll-out a new Aaron’s Business store concept, which features larger showrooms and/or re-engineered and remodeled store layouts, an increased merchandise selection, technology-enabled shopping and checkout, and a refined operating model. Over the long-term, we believe our new store concept and our market optimization strategy will contribute to earnings growth and better cash flow margins.

With decades of customer lease performance data and recent advancements in analytics, we have developed a proprietary lease approval process with respect to our U.S. company-operated store customers.

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This process includes an algorithm-enabled, centralized digital decisioning platform, which is designed to improve our customer experience by streamlining and standardizing the lease decisioning process, shortening transaction times, and establishing appropriate lease payment amounts given the customer’s profile. Customers receive lease approval amounts either on-line or in our stores through a quick, convenient process that enables them to shop on Aarons.com or at one of our 1,085 company-operated retail locations. We expect our new lease decisioning process to result in better lease performance with fewer delinquencies or defaults.

Our core customer base is principally comprised of consumers in the United States and Canada with limited access to traditional credit sources. According to Fair Isaacs Corporation, more than 100 million people in the United States either have no credit score or have a score below 650. Historically, during economic downturns, our customer base expands due to tightened credit underwriting by banks and credit card issuers, as well as employment-related factors which may impact customers’ ability to otherwise purchase products from traditional retailers using cash or traditional financing sources. We have stores strategically located in approximately 700 markets across the United States and Canada and are within five miles of 43% of households. Our stores are designed and merchandised to appeal to customers across different types of markets, including urban, suburban and rural markets.

Competitive Assets

We have a unique set of physical and intangible assets developed over decades in the LTO business, which are difficult, expensive, and time consuming to replicate. We have developed a comprehensive strategy to leverage these assets that we expect will drive long-term cash flow and earnings growth. Specifically, the assets we expect to leverage include:

•	Our brand and physical presence in over 700 markets

With over 65 years in business, the Aaron’s Business is recognized nationwide as a leader in the LTO marketplace. This brand recognition has led to a 70% repeat customer rate for the new leases we enter into, and as of June 30, 2020, we had 1.1 million customers with active leases. The versatility of our business model enables us to successfully serve diverse markets including rural, suburban and urban markets, helping mitigate the impact of local economic disruptions resulting from specific industry economic cycles, weather, and other disruptive events.

•	Industry leading technology and analytics

The Aaron’s Business has invested in technology to improve the customer experience and its operational execution. These investments include platforms for enhanced data analytics, algorithm-led lease approval decisioning, digital customer onboarding, centralized payment processing and a fully transactional e-commerce

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website. Our technology-enabled platforms simplify the transaction and provide customers with enhanced transparency and flexibility throughout their lease, and provide management with information needed to optimize the financial performance of the business.

•	Management teams with deep industry experience and customer relationships

The Aaron’s Business stores are managed by a group of tenured managers and multi-unit leaders who have deep knowledge of the lease-to-own transaction and operations, as well as experience with our credit challenged customer base. Our high levels of customer service are enhanced by years of relationship building and LTO industry experience that is hard to replicate. Our average management tenure is as follows: 8 years for store managers; 10 years for regional managers; 15 years for divisional vice presidents; and 22 years for our head of stores.

•	Last-mile, reverse logistics and refurbishment capabilities

We have approximately 2,300 delivery trucks located throughout our network enabling us to provide last-mile and reverse logistics capabilities in our markets. All Aaron’s Business stores have a dedicated logistics team and infrastructure that enable us to offer our customers complimentary same or next-day delivery, in-home set-up, product repair or replacement services, and reverse logistics for the products our customers obtain from us. Our stores also include refurbishment operations, allowing us to provide pre-leased products for lease or sales in our stores and maximize inventory utilization.

•	In-house upholstered furniture and bedding manufacturing

Under our Woodhaven Furniture Industries (“Woodhaven”) manufacturing division, we have the capacity to manufacture approximately 1.5 million units per year of furniture and bedding, utilizing over 800,000 square feet of manufacturing capacity in two primary furniture facilities and seven mattress locations. In-house manufacturing provides control over quality and construction, fast response to changing customer tastes and market trends, reduced inventory fulfillment lead times, and mitigation of inventory supply disruptions.

Strategic Priorities

We have developed several strategic priorities that will leverage our competitive strengths and assets, which we expect will lead to a superior customer experience, enhanced market position, and long-term cash flow and earnings growth. Specifically, these strategies are:

•	Promote our value proposition to attract new customers to our brand

We plan to develop innovative marketing campaigns that better illustrate our value proposition to new, existing and previous Aaron’s Business customers. We will utilize traditional and digital marketing communications aimed at educating our target customer about our key competitive advantages. Those advantages include low monthly payments and total cost of ownership, high in-store approval rates, lease term flexibility, a wide product selection, free same or next-day delivery and setup, service and product returns, and the ability to pause, cancel or resume lease contracts at any time with no additional costs to the customer. We believe this value proposition, supported by our advanced omni-channel capabilities and existing infrastructure, differentiates us from competitors and will drive new customers to our e-commerce and in-store platforms.

•	Enhance the customer experience through technology

We intend to further enhance the customer experience by developing new technologies that will give the customer more control over the lease transaction. These technologies include advanced mobile applications, delivery management services and payment platforms that increase flexibility and customization for the

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customer. These initiatives are designed to provide our customers with the ability to transact, schedule deliveries, request service and manage the payment process though their digital devices. We expect these initiatives to increase repeat business, reduce our customer acquisition cost, improve the performance of our customer lease portfolio, and enhance profitability.

•	Align the store footprint to our customer opportunity

We intend to reduce our 1,085 company-operated stores in existing markets by approximately 300 stores over the next 3-4 years. Through a strategic review of our real estate portfolio, we expect that we can increase profitability and continue to successfully serve our markets through a combination of (a) repositioning, remodeling and consolidating our existing stores and (b) utilizing our growing Aarons.com shopping and servicing platform. We expect this strategy, together with our increased use of technology to better serve our customers, will enable us to reduce store count while retaining a significant portion of our existing customer relationships, attracting new customers and generating positive free cash flow. In addition, we believe there are opportunities to expand to new markets in the future.

In addition to the optimization of our store portfolio, we have also successfully tested a new Aaron’s Business store concept, which features larger showrooms and/or re-engineered and remodeled store layouts, an increased merchandise selection, technology-enabled shopping and checkout, and a refined operating model. We currently have 18 new concept stores open, and they are collectively achieving increased revenue, more new customers, and higher profitability than our legacy stores. We expect to have nearly 100 new concept stores open by the end of 2021.

•	Maintain a well-capitalized balance sheet and attractive financial profile

We expect that post-separation, we will have $[●] million of funded debt and cash of $[●] million, with additional liquidity through a $[●] million revolving credit facility. In addition to balance sheet flexibility, we expect to generate strong excess cash flow that will allow the Company to fund its operations, pursue strategic acquisitions or other strategic relationships, and return capital to shareholders.

SUMMARY OF RISK FACTORS

An investment in our Company is subject to a number of risks, including risks relating to our business, risks related to the separation and risks related to ownership of our common stock. Set forth below are some, but not all, of these risks. Please read the information in the section captioned “Risk Factors,” beginning on page [●] of this information statement, for a more thorough description of these and other risks.

Risks Related to Our Business

•	The COVID-19 pandemic may adversely impact our business, results of operations, financial condition, liquidity and/or cash flow in future periods.

•

Federal and state regulatory authorities are increasingly focused on our industry, and in addition to being subject to various existing federal and state laws and regulations, we may be subject to new or additional federal and state laws and regulations (or changes in interpretations of existing laws and regulations) that could expose us to government investigations, pricing restrictions, fines, penalties or other government-required payments by us, significant additional costs or compliance-related burdens that could force us to change our business practices in a manner that may be materially adverse to our business, results of operations or financial condition.

•

We continue to implement a strategic plan within our business that has changed, and is expected to continue to change, significant aspects of how our business has been operated historically, and there is

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no guarantee that it will be successful. For example, we may not be successful in our attempts to attract new customers to our brand, develop the technology needed to further enhance our customers’ experiences with us, or align our store footprint with market opportunities due to an inability to secure new store locations, or otherwise.

•

We face many challenges which could materially and adversely affect our overall results of operations, including the commoditization of certain product categories, increasing competition from a growing variety of sources, a decentralized, high-fixed-cost operating model, adverse consequences to our supply chain function from decreased procurement volumes and from the COVID-19 pandemic, increasing costs for labor and transportation, and lower lease volumes, and thus, less recurring revenues written into our customer lease portfolio.

•

If we do not maintain the privacy and security of customer, employee or other confidential information, due to cybersecurity-related “hacking” attacks, intrusions into our systems by unauthorized parties or otherwise, we could incur significant costs, litigation, regulatory enforcement actions and damage to our reputation, any one of which could have a material adverse impact on our business, results of operations and financial condition.

•

Given the nature of the COVID-19 pandemic, including the significant job losses caused by the pandemic, and uncertainty regarding how many unemployed workers will return to their jobs, and when they may do so, our proprietary algorithms and customer lease decisioning tools used to approve customers could no longer be indicative of our customers’ ability to perform under their lease agreements with us.

•

The geographic concentration of our store locations may have an adverse impact on our financial performance due to economic downturns and serious weather events in regions where we have a high concentration of our stores.

Risks Related to the Separation and Distribution

•

We have not operated as an independent company since before the 2014 acquisition of the Progressive Leasing business segment by our parent entities, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

•	We may not achieve some or all of the expected benefits of the separation, and the separation may materially and adversely affect our business, results of operations and financial condition.

Risks Related to Ownership of our Common Stock

•	We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation and, following the separation, our stock price may fluctuate significantly.

•	A significant number of shares of our common stock may be sold following the distribution, which may cause our stock price to decline.

The Separation and Distribution

On July 29, 2020, Parent announced its intent to separate the Aaron’s Business. The separation will occur by means of a pro rata distribution to the Parent shareholders of 100% of the shares of common stock of Aaron’s SpinCo, which holds the Aaron’s Business.

On [●], 2020, the Parent board of directors (the “Parent Board of Directors”) approved the distribution of all of Aaron’s SpinCo’s issued and outstanding shares of common stock on the basis of [●] share[s] of Aaron’s

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SpinCo common stock for every share of Parent common stock held as of the close of business on [●], 2020, the record date for the distribution, subject to the satisfaction or waiver of the conditions to the distribution as described in this information statement. For a more detailed description of these conditions, see “The Separation and Distribution—Conditions to the Distribution.”

Aaron’s SpinCo’s Post-Separation Relationship with Parent

After the distribution, Parent and Aaron’s SpinCo will be separate companies with separate management teams and separate boards of directors. Prior to the distribution, Aaron’s SpinCo will enter into a separation and distribution agreement with Parent, which is referred to in this information statement as the “separation agreement” or the “separation and distribution agreement.” In connection with the separation, we expect to enter into various other agreements to effect the separation and provide a framework for our relationship with Parent after the separation, such as a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements, together with the documents and agreements by which the internal reorganization will be effected, will provide for the allocation between Aaron’s SpinCo and Parent of Parent’s assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Parent and will govern certain relationships between Aaron’s SpinCo and Parent after the separation.

For additional information regarding the separation agreement and other transaction agreements and the transactions contemplated thereby, see the sections entitled “Risk Factors—Risks Related to the Separation and Distribution,” “The Separation and Distribution” and “Certain Relationships and Related Party Transactions.”

Reasons for the Separation

The Parent Board of Directors believes, after consultation with management of Parent and Parent’s third-party legal, financial and other advisors, that separating the Aaron’s Business from the remaining businesses of Parent is in the best interests of Parent and its shareholders for a number of reasons, including:

•

Improved Strategic Focus. The separation will allow Aaron’s SpinCo to more effectively pursue and implement its operating initiatives and will enhance management and the Board’s focus and oversight regarding the Company’s strategic priorities. Those priorities include promoting the Company’s value proposition to attract new customers to our brand, enhancing our customers’ experience through technology, better aligning the Company’s store footprint with its market opportunity, and maintaining a well-capitalized balance sheet and financial profile.

•

Distinct Investment Identity. The separation will give investors greater visibility into the individual operational and financial characteristics of Aaron’s SpinCo and allow market participants to value, invest in, and gain direct exposure to the financial profile that they desire. As a result, we believe that we have the potential to attract new shareholders as well as increased investment from existing Aaron’s, Inc. shareholders.

•

More Efficient Capital Allocation. Through the separation, Aaron’s SpinCo will be able to more efficiently allocate capital according to its strategic priorities, including technology to enhance the omni-channel customer experience and real estate to optimize our market footprint.

•

Attractive Financial Profile. The separation is expected to allow Aaron’s SpinCo to maintain an attractive financial profile driven by low debt and robust free cash flows. Through an independent, low-leverage balance sheet, Aaron’s SpinCo expects to fully utilize its flexible capital structure to execute its strategies and deliver sustainable, long-term growth.

The Parent Board of Directors also considered a number of potentially negative factors in evaluating the separation, including the increased administrative costs, potential business disruptions resulting from the time

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and effort required of management to separate the businesses, increased costs resulting from operating as an independent, publicly traded company, one-time costs related to the separation, risk of increased competition from virtual LTO companies, risks relating to a failure to achieve the anticipated benefits of the separation and potential volatility in our stock price immediately following the separation. In determining to pursue the separation, the Parent Board of Directors concluded that the potential benefits of the separation significantly outweighed these costs and risks and determined that the separation provided the best opportunity to enhance shareholder value. For additional information, see the sections entitled “Risk Factors” and “The Separation and Distribution—Reasons for the Separation” included elsewhere in this information statement.

Corporate Information

Aaron’s SpinCo was incorporated in Georgia for the purpose of holding the Aaron’s Business in connection with the separation and distribution described herein. Prior to the contribution of the Aaron’s Business to us by Parent, which will be completed prior to the distribution, Aaron’s SpinCo will have no operations. The address of our principal executive offices will be 400 Galleria Parkway, S.E. Suite 300, Atlanta, Georgia 30339. Our telephone number after the distribution will be [●]. We will continue to maintain an Internet site at www.aarons.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Parent shareholders who will receive shares of Aaron’s SpinCo common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of Aaron’s SpinCo’s securities. We believe the information contained in this information statement to be accurate as of the date set forth on the cover of this information statement. Changes may occur after that date and neither Parent nor Aaron’s SpinCo will undertake any obligation to update such information except in the normal course of their respective disclosure obligations and practices, or as required by applicable law.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

SUMMARY HISTORICAL COMBINED FINANCIAL DATA

The following table sets forth certain selected combined financial data of Aaron’s SpinCo. We derived the selected combined statement of earnings data for the years ended December 31, 2019, 2018 and 2017 and the selected combined balance sheet data as of December 31, 2019 and 2018 from our audited combined financial statements, which are included herein. We derived the selected combined statement of earnings data for the years ended December 31, 2016 and 2015 and the selected combined balance sheets data as of December 31, 2017, 2016 and 2015 from the unaudited underlying financial records of Parent, which are not included in this information statement. The historical results set forth below may not be indicative of Aaron’s SpinCo’s future performance as a stand-alone company following the separation and distribution. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and the Combined Financial Statements and the accompanying notes included in the “Index to Financial Statements” section of this information statement.

	Year Ended December 31,
(Dollar Amounts in Thousands)	2019	2018	2017	2016	2015
OPERATING RESULTS
Revenues:
Lease and Retail Revenues	$1,608,832	$1,540,800	$1,460,815	$1,572,645	$1,667,375
Non-Retail Sales	140,950	207,262	270,253	309,446	390,137
Franchise Royalties and Other Revenues	34,695	46,654	50,834	63,948	69,718

	1,784,477	1,794,716	1,781,902	1,946,039	2,127,230

Cost of Revenues:
Cost of Lease and Retail Revenues	559,232	533,974	517,946	577,395	600,908
Non-Retail Cost of Sales	113,229	174,180	241,356	276,608	351,777

	672,461	708,154	759,302	854,003	952,685

Gross Profit	1,112,016	1,086,562	1,022,600	1,092,036	1,174,545
Gross Profit %	62.3%	60.5%	57.4%	56.1%	55.2%
Operating Expenses:
Personnel Expenses	499,993	482,712	460,606	480,879	517,758
Other Operating Expenses, Net	426,774	431,158	382,853	402,731	432,382
Provision for Lease Merchandise Write-Offs	97,903	68,970	59,621	63,871	62,483
Restructuring Expenses, Net	39,990	2,750	17,145	20,218	—

	1,064,660	985,590	920,225	967,699	1,012,623

Operating Profit	47,356	100,972	102,375	124,337	161,922
Interest Expense	(16,967)	(16,440)	(18,151)	(20,688)	(22,809)
Impairment of Investment	—	(20,098)	—	—	—
Other Non-Operating Income (Expense), Net	3,881	(866)	5,416	(864)	518

Earnings Before Income Tax Expense (Benefit)	34,270	63,568	89,640	102,785	139,631
Income Tax Expense (Benefit)	6,171	12,915	(53,278)	34,350	49,778

Net Earnings	$28,099	$50,653	$142,918	$68,435	$89,853

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,
(Dollar Amounts in Thousands)	2019	2018	2017	2016	2015
FINANCIAL POSITION
Cash and Cash Equivalents	$48,773	$12,006	$33,760	$283,113	$9,321
Lease Merchandise, Net	781,598	807,457	720,319	683,486	870,345
Property, Plant and Equipment, Net	207,301	202,753	183,968	189,513	206,508
Total Assets[1]	1,940,331	1,632,812	1,528,140	1,588,143	1,693,513
Debt	341,030	424,752	368,798	450,527	565,133
Invested Capital	837,800	782,996	736,793	670,737	607,540

AT YEAR END (unaudited)
Store Count:
Company-operated Stores	1,167	1,312	1,175	1,165	1,305
Franchised Stores	335	377	551	699	734

Systemwide Stores	1,502	1,689	1,726	1,864	2,039
Lease Agreements in Effect[2]	1,383,400	1,534,900	1,483,600	1,473,000	1,627,900
Number of Employees[2]	10,100	10,800	10,200	10,200	11,400

[1]

In accordance with the adoption of ASC 842, Aaron’s SpinCo, as a lessee, is required to recognize substantially all of its operating leases on the balance sheet as operating lease right-of-use assets and operating lease liabilities. For periods prior to the year ended December 31, 2019, Aaron’s SpinCo’s operating lease right-of-use assets and liabilities are not included on the balance sheet.

[2]	Excludes franchised operations.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is Aaron’s SpinCo and why is Parent separating the Aaron’s Business and distributing Aaron’s SpinCo stock?	Aaron’s SpinCo, which is currently a wholly-owned subsidiary of Aaron’s, Inc. was formed to own and operate the Aaron’s Business following the separation. The separation of the Aaron’s Business from Parent and the distribution of Aaron’s SpinCo common stock are intended to provide you with equity ownership in two separate publicly traded companies that will be able to focus exclusively on each of their respective businesses. Parent and Aaron’s SpinCo expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?	Parent is delivering this document to you because you are a holder of shares of Parent common stock. If you are a holder of shares of Parent common stock as of the close of business on [●], 2020, the record date of the distribution, you will be entitled to receive [●] share[s] of Aaron’s SpinCo common stock for every share of Parent common stock that you hold at the close of business on such date. This document will help you understand how the separation and distribution will affect your post-separation ownership in Parent and Aaron’s SpinCo, respectively. It will also help you better understand the operations and financial condition of the Company, including the risk factors related to (a) it’s business, (b) the separation and distribution and (c) ownership of its common stock.

How will the separation of the Aaron’s Business from Parent work?	As part of the separation, and prior to the distribution, Parent and its subsidiaries expect to complete an internal reorganization in order to transfer the Aaron’s Business to Aaron’s SpinCo. To accomplish the separation, Parent will distribute all of the outstanding shares of Aaron’s SpinCo common stock to Parent shareholders on a pro rata basis in a distribution intended to be generally tax-free for U.S. federal income tax purposes. As a result of the distribution, Aaron’s SpinCo will become a separate public company. The number of shares of Parent common stock you own will not change as a result of the separation and distribution.

What is the record date for the distribution?	The record date for the distribution will be [●], 2020.

When will the distribution occur?	We expect that all of the shares of Aaron’s SpinCo common stock will be distributed by Parent at [●], Eastern Time, on [●], 2020, to holders of record of shares of Parent common stock at the close of business on [●], 2020, the record date for the distribution.

What do shareholders need to do to participate in the distribution?

Shareholders of Parent as of the record date for the distribution will not be required to take any action to receive Aaron’s SpinCo common stock in the distribution, but you are urged to read this entire information statement carefully. No shareholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

existing shares of Parent common stock or take any other action to receive your shares of Aaron’s SpinCo common stock. Please do not send in your Parent stock certificates. The distribution will not affect the number of outstanding shares of Parent common stock or any rights of Parent shareholders, although it will affect the market value of each outstanding share of Parent common stock.

How will shares of Aaron’s SpinCo common stock be issued?	You will receive shares of Aaron’s SpinCo common stock through the same channels that you currently use to hold or trade shares of Parent common stock, whether through a brokerage account or other channel.

Receipt of Aaron’s SpinCo shares will be documented for you in the same manner that you typically receive shareholder updates, such as monthly broker statements.

If you own shares of Parent common stock as of the close of business on [●], 2020, the record date for the distribution, including shares owned in certificate form, Parent, with the assistance of Computershare Trust Company, N.A., the distribution agent (“Computershare”), will electronically distribute shares of Aaron’s SpinCo common stock to you or to your brokerage firm on your behalf in book-entry form. Computershare will mail you a book-entry account statement that reflects your shares of Aaron’s SpinCo common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of Aaron’s SpinCo common stock will I receive in the distribution?	Parent will distribute to you [●] share[s] of Aaron’s SpinCo common stock for every share of Parent common stock held by you as of close of business on the record date for the distribution. Based on approximately [●] shares of Parent common stock outstanding as of [●], 2020, a total of approximately [●] shares of Aaron’s SpinCo common stock will be distributed to holders of record of Parent common stock at the close of business on [●], 2020. For additional information on the distribution, see “The Separation and Distribution.”

Will Aaron’s SpinCo issue fractional shares of its common stock in the distribution?	No. Aaron’s SpinCo will not issue fractional shares of its common stock in the distribution. Fractional shares that Parent shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those shareholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

What are the conditions to the distribution?	The distribution is subject to the satisfaction (or waiver by Parent in its sole and absolute discretion) of a number of conditions, including, among others:

•	the transfer of assets and liabilities from Parent to Aaron’s SpinCo shall be completed in accordance with the separation agreement that we will enter into with Parent prior to the distribution;

•

Parent shall have received an opinion of tax counsel satisfactory to the Parent Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as transactions that are generally tax-free under Section 355 and Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”);

•

an independent appraisal firm acceptable to Parent shall have delivered one or more opinions to the Parent Board of Directors at the time or times requested by the Parent Board of Directors confirming the solvency and financial viability of Parent before the consummation of the distribution and each of Parent and Aaron’s SpinCo after the consummation of the distribution, such opinions shall have been acceptable to Parent in form and substance in Parent’s sole discretion and such opinions shall not have been withdrawn or rescinded;

•

the SEC shall have declared effective our registration statement on Form 10, of which this information statement forms a part, and this information statement shall have been made available to Parent shareholders;

•

all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority;

•	the transaction agreements relating to the separation that Parent and we will enter into prior to the distribution shall have been duly executed and delivered by the parties;

•

no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

•	the shares of Aaron’s SpinCo common stock to be distributed shall have been approved for listing on the NYSE, subject to official notice of distribution;

•	we shall have entered into the financing transactions described in this information statement that are contemplated to occur on or prior to the date of the separation and distribution; and

•	no event or development shall have occurred or exist that, in the judgment of the Parent Board of Directors, in its sole and

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

absolute discretion, makes it inadvisable to effect the separation, the distribution and other related transactions.

Parent and Aaron’s SpinCo cannot assure you that any or all of these conditions will be met, or that the separation will be consummated even if all of the conditions are met. In addition, Parent can decide at any time not to go forward with the separation. Parent may also waive any of the conditions to the distribution. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the distribution?	The completion and timing of the distribution are dependent upon a number of conditions. It is expected that the shares of Aaron’s SpinCo common stock will be distributed by Parent at [●], Eastern Time, on [●], 2020, to holders of record of shares of Parent common stock at the close of business on [●], 2020, the record date for the distribution. However, no assurance can be provided as to the timing of the distribution or that all conditions to the distribution will be met, by [●], 2020 or at all.

Can Parent decide to cancel the distribution of Aaron’s SpinCo common stock even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See the section entitled “The Separation and Distribution—Conditions to the Distribution.” Until the distribution has occurred, Parent has the right to not effect the distribution, even if all of the conditions are satisfied.

What if I want to sell my Parent common stock or my Aaron’s SpinCo common stock?	If you sell your shares of Parent common stock prior to or on the distribution date, you may also be selling your right to receive shares of Aaron’s SpinCo common stock. See “The Separation and Distribution—Trading Between the Record Date and Distribution Date.” You are encouraged to consult with your financial advisors, such as your stockbroker, bank or tax advisor, regarding the specific implications of selling your Parent common stock prior to or on the distribution date.

What is “regular-way” and “ex-distribution” trading of Parent common stock?	Beginning on or shortly before the record date for the distribution and continuing up to and through the distribution date, it is expected that there will be two markets in Parent common stock: a “regular-way” market and an “ex-distribution” market. Parent common stock that trades in the “regular-way” market will trade with an entitlement to shares of Aaron’s SpinCo common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to Aaron’s SpinCo common stock distributed pursuant to the distribution. If you hold shares of Parent common stock on the record date and then decide to sell any shares of Parent common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Parent common stock with or without your entitlement to Aaron’s SpinCo common stock pursuant to the distribution.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

Where will I be able to trade shares of Aaron’s SpinCo common stock?	Aaron’s SpinCo intends to apply for authorization to list its common stock on the NYSE under the symbol “[●].” Aaron’s SpinCo anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date for the distribution and will continue up to and through the distribution date, and that “regular-way” trading in Aaron’s SpinCo common stock will begin on the first trading day following the completion of the distribution. If trading begins on a “when-issued” basis, you may purchase or sell Aaron’s SpinCo common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. Aaron’s SpinCo cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of Parent common stock?	Parent common stock will continue to trade on the NYSE after the distribution and expects to change its stock symbol from “AAN” to “[●]” upon completion of the separation.

Will the number of shares of Parent common stock that I own change as a result of the distribution?	No. The number of shares of Parent common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my Parent common stock?	Yes. As a result of the distribution, Parent expects the trading price of shares of Parent common stock immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Aaron’s Business. There can be no assurance that the aggregate market value of shares of Parent common stock and Aaron’s SpinCo common stock following the distribution will be higher than the market value of Parent common stock if the separation and distribution did not occur. This means, for example, that the combined trading prices of one share of Parent common stock and [●] share[s] of Aaron’s SpinCo common stock after the distribution may be equal to, greater than or less than the trading price of one share of Parent common stock before the distribution.

What are the material U.S. federal income tax consequences of the separation and the distribution?

It is a condition to the completion of the separation that Parent obtains an opinion of counsel satisfactory to the Parent Board of Directors regarding the qualification of the distribution, together with certain related transactions, as transactions that are generally tax-free under Sections 355 and 368(a)(1)(D) of the Code. Assuming the distribution, together with certain related transactions, so qualifies, you will not recognize any gain or loss, and no amount will be included in your income, upon your receipt of Aaron’s SpinCo common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares. You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the

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Pursuant to 17 C.F.R. Section 200.83

distribution, see the section entitled “Material U.S. Federal Income Tax Consequences.”

What will happen to my tax basis in my Parent stock?	If you do not sell your Parent stock in advance of the distribution, your tax basis will be adjusted and the aggregate tax basis of the Parent common stock and Aaron’s SpinCo common stock received in the distribution (including any fractional share interest in Aaron’s SpinCo common stock for which cash is received) will equal the aggregate tax basis of Parent common stock immediately prior to the distribution, allocated between the Parent common stock and Aaron’s SpinCo common stock (including any fractional share interest in Aaron’s SpinCo common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution. You should carefully read the section entitled “Material U.S. Federal Income Tax Consequences” and should consult your own tax advisor about the particular consequences of the distribution to you, including the application of U.S. federal, state and local and non-U.S. tax laws.

What will Aaron’s SpinCo’s relationship be with Parent following the separation and distribution?	Parent will enter into a separation agreement with Aaron’s SpinCo to effect the separation and distribution and provide a framework for Aaron’s SpinCo’s relationship with Parent after the separation and distribution and we expect to enter into certain other agreements, such as a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements, together with the documents and agreements by which the internal reorganization will be effected, will provide for the separation between Aaron’s SpinCo and Parent of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) of Parent and its subsidiaries attributable to periods prior to, at and after Aaron’s SpinCo’s separation from Parent and will govern the relationship between Aaron’s SpinCo and Parent subsequent to the completion of the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Party Transactions.” For additional information regarding the internal reorganization, see the section entitled, “The Separation and Distribution—Formation of Aaron’s SpinCo and Internal Reorganization.”

Who will manage Aaron’s SpinCo after the separation?	Aaron’s SpinCo will benefit from a management team with deep knowledge of the Aaron’s Business and our industry. Our management team will be led by Douglas Lindsay, who will be Aaron’s SpinCo’s Chief Executive Officer, and Steve Olsen, who will be Aaron’s SpinCo’s President. In addition, John Robinson will be the Chairman of Aaron’s SpinCo’s Board of Directors after the separation. For more information regarding Aaron’s SpinCo’s directors and management, see “Management” and “Directors.”

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

Are there risks associated with owning Aaron’s SpinCo common stock?	Yes. Ownership of Aaron’s SpinCo common stock is subject to both general and specific risks relating to our business, the industry in which we operate, our ongoing contractual relationships with Parent and our status as a separate, publicly traded company. Ownership of Aaron’s SpinCo common stock is also subject to risks relating to the separation and distribution. These risks are described in the “Risk Factors” section of this information statement, beginning on page [●]. We encourage you to read that section carefully.

Does Aaron’s SpinCo plan to pay dividends?	The declaration and payment of any dividends in the future will be subject to the sole discretion of our Board of Directors and will depend on many factors. See “Dividend Policy.”

Will Aaron’s SpinCo incur any new indebtedness prior to or at the time of the distribution?	No. Aaron’s SpinCo anticipates having approximately $[●] million of indebtedness upon completion of the separation. On the distribution date, Aaron’s SpinCo anticipates that the debt will consist of [●]. Additional details regarding such financing arrangements will be included in an amendment to this information statement. See “Description of Material Indebtedness” and “Risk Factors—Risks Related to the Separation and Distribution.”

Who will be the distribution agent for the distribution and transfer agent and registrar for Aaron’s SpinCo common stock?	The distribution agent, transfer agent and registrar for the Aaron’s SpinCo common stock will be Computershare. For questions relating to the transfer or mechanics of the stock distribution, you should contact Computershare toll free at [●].

Where can I find more information about Parent and Aaron’s SpinCo?	Before the distribution, if you have any questions relating to Parent’s business performance, you should contact:

Aaron’s Holdings Company, Inc.

400 Galleria Parkway, S.E.

Suite 300

Atlanta, Georgia 30339

Attention: Investor Relations

After the distribution, our shareholders who have any questions relating to our business performance should contact us at:

Aaron’s SpinCo, Inc.

400 Galleria Parkway, S.E.

Suite 300

Atlanta, Georgia 30339

Attention: Investor Relations

The Aaron’s SpinCo investor website (www.aarons.com) will continue to be operational after the distribution.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating Aaron’s SpinCo and Aaron’s SpinCo common stock. Any of the following risks and uncertainties could materially adversely affect our business, results of operations or financial condition. The risk factors generally have been separated into three groups: risks related to our business, risks related to the separation and distribution and risks related to ownership of our common stock.

Risks Related to Our Business

The COVID-19 pandemic may adversely impact our business, results of operations, financial condition, liquidity and/or cash flow in future periods.

The COVID-19 pandemic may adversely impact our business, results of operations, financial condition, liquidity and/or cash flow in future periods. As the virus continues to unfold in the United States, or if other pandemics, epidemics or similar public health threats (or fears of such events) were to occur, our business, results of operations and financial condition may be materially and adversely affected. The extent to which the COVID-19 pandemic ultimately impacts us will depend on a number of factors and developments that we are not able to predict or control, including, among others:

•

the duration and severity of the outbreak, including, for example, localized outbreaks and whether there is a “second wave” outbreak of COVID-19 cases or other additional periods of increases or spikes in the number of COVID-19 cases in future periods in some or all of the regions where our stores operate, and how widespread any such additional wave of infections may become;

•

the impact of any such outbreaks on our customers, suppliers and employees; governmental, business and other actions in response to such outbreaks, including the possibility of additional state or local emergency or executive orders, including any stay-at-home orders, that, unlike recent governmental orders of that nature, may not deem our businesses to be essential, and thus, exempt from all or some portion of such orders;

•

the health of and the effect of the pandemic on our workforce; whether there will be additional rounds of government stimulus and supplemental unemployment benefits in response to the COVID-19 pandemic, as well as the nature, timing and amount of such stimulus or unemployment payments; supply chain disruptions, including the inability of certain of our suppliers to timely fill its orders for merchandise; and

•

the potential effects on our internal controls including those over financial reporting as a result of changes in working environments such as work-from-home or other remote working arrangements that are applicable to our associates.

In addition, if the pandemic creates disruptions or turmoil in the credit markets, it could adversely affect our ability to access capital on favorable terms, or at all, and continue to meet our liquidity needs, all of which are highly uncertain and cannot be predicted.

In response to the COVID-19 pandemic, local, state and federal governmental authorities have issued various forms of stay-at-home orders. Aaron’s SpinCo has been classified as a provider of essential products in most jurisdictions, and thus, its store showrooms generally were not required to close. Despite such exemption, beginning in mid-March 2020, we largely shifted to e-commerce and curbside service for our company-operated stores to protect the health and safety of our customers and associates, except where such curbside service was prohibited by governmental authorities. Since that time, we have reopened nearly all of our store showrooms, but there can be no assurances that we will not be required to, or will not voluntarily elect to, temporarily close, limit, or restrict the operations of, some or all of our showrooms, or other aspects of the operations of our business, in future months or periods, if, for example, there are localized increases or “second waves” in the number of

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

COVID-19 cases in the areas where our stores are located and, in response, governmental authorities issue orders, including stay-at-home orders, requiring such closures or limitations on operations, or we voluntarily close our showrooms or otherwise limit or restrict their operations to protect the health and safety of our customers and associates. Furthermore, we are experiencing disruptions in our supply chain which may impact product availability in some of our stores and, in some situations, we are procuring inventory from alternative sources at higher costs. In addition, factors that will negatively impact our ability to successfully resume full operations during the current outbreak of COVID-19 or another pandemic, epidemic or similar public health threat include:

•	the ability to attract customers to store showrooms given the risks, or perceived risks, of gathering in public places;

•	the ability to retain and reinstate furloughed associates to assist in the re-openings of showrooms and fulfillment centers;

•

supply chain delays and disruptions due to closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas, or other pandemic-related risk mitigation limitations and restrictions; and

•	fluctuations in regional and local economies, including the impact on regional and local retail markets and consumer confidence and spending.

Beginning in March 2020, we temporarily suspended our royalty fee of 6% of weekly cash revenue collections required to be paid by Company franchisees. Although we reinstated the franchise royalty fee during the second quarter of 2020, there can be no assurance that we will not reinstitute such a royalty suspension in future periods if we believe circumstances warrant that approach. We have offered, and are continuing to offer, programs to support our customers, including payment deferrals, which may negatively impact our business, results of operations and financial condition in the near term. Notwithstanding these customer support programs, a continuation or worsening of current economic conditions may result in lower consumer confidence and our customers not entering into new lease agreements with us or lease modifications, or refraining from continuing to pay their lease obligations at all, which may adversely affect our business and results more substantially over a longer period.

In addition, beginning in mid-March 2020, we transitioned nearly all management and store support associates to working from home. Previously, only a small portion of these associates worked from a location other than one of our offices. As we adapt to this new way of working, it may become less effective, particularly for our associates who are tasked with customer service and collections. The pandemic has required us and our third-party vendors to activate business continuity programs and make ongoing adjustments to operations. To the extent that these plans and back up servicing and other strategies and adjustments are either not available, insufficient or cannot be implemented in whole or in part, we may be exposed to legal, regulatory, reputational, operational, information security or financial risk. Finally, as many of our associates are now working from home, we are increasingly reliant on select vendors, including those we have no direct relationship with such as our associates’ internet service providers, to maintain reliable high-speed access to our internal networks. Failure by such third-party providers would impact our operations. Efforts by us, our vendors, and their vendors to continue to adapt operations to this new environment, may introduce additional vulnerabilities to our operations and information security programs and systems in ways we have not previously contemplated or otherwise prepared for. We have incurred and expect to continue to incur additional costs as a result of the increased monitoring, protective controls, training and other user awareness initiatives we have implemented as a result of such potential vulnerabilities.

The extent of the impact of the outbreak of COVID-19 on our business, results of operations and financial condition will depend largely on future developments, including the severity and duration of the outbreak in the U.S., whether there are “second waves” or other meaningful increases in the number of COVID-19 cases in future periods, whether there will be additional rounds of government stimulus and/or supplemental

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

unemployment payments and the amounts and durations of any such government stimulus, the related impact on consumer confidence and spending and when, or if, we will be able to resume normal operations, all of which are highly uncertain and cannot be predicted. COVID-19 presents material uncertainty and risk with respect to our business going forward and our future results of operations and financial condition.

Federal and state regulatory authorities are increasingly focused on our industry, and in addition to being subject to various existing federal and state laws and regulations, we may be subject to new or additional federal and state laws and regulations (or changes in interpretations of existing laws and regulations) that could expose us to government investigations, pricing restrictions, fines, penalties or other government-required payments by us, significant additional costs or compliance-related burdens that could force us to change our business practices in a manner that may be materially adverse to our business, results of operations or financial condition.

Federal regulatory authorities such as the Federal Trade Commission (the “FTC”) are increasingly focused on the subprime financial marketplace in which the lease-to-own industry operates, and any of these federal agencies, as well as state regulatory authorities, may propose and adopt new regulations, or interpret existing regulations in a manner, that could result in significant adverse changes in the regulatory landscape for businesses such as ours. In addition, we believe, with increasing frequency, federal and state regulators are holding businesses like ours to higher standards of monitoring, disclosure and reporting, regardless of whether new laws or regulations governing our industry have been adopted. Regulators and courts may apply laws or regulations to our businesses in inconsistent or unpredictable ways that may make compliance more difficult, expensive and uncertain. This increased attention at the federal and state levels, as well as the potential for scrutiny by certain municipal governments, could increase our compliance costs significantly and materially and adversely impact the manner in which we operate. For more information, see “Business—Government Regulation.”

Nearly every state, the District of Columbia, Puerto Rico, and most provinces in Canada specifically regulate lease-to-own transactions. Furthermore, certain aspects of our business, such as the content of our advertising and other disclosures to customers about our lease-to-own transactions; and our collection practices (as well as those of third parties), the manner in which we contact our customers, our decisioning process regarding whether to lease merchandise to customers, any credit reporting practices we may decide to engage in, and the manner in which we process and store certain customer, employee and other information are subject to federal and state laws and regulatory oversight. For example, the California Consumer Privacy Act of 2018 (the “CCPA”), which became effective on January 1, 2020, has changed the manner in which our transactions with California residents are regulated with respect to the manner in which we collect, store and use consumer data, which will result in increased regulatory oversight and litigation risks and increase our compliance-related costs in California. Moreover, other states may adopt privacy-related laws whose restrictions and requirements differ from those of the CCPA, requiring us to design, implement and maintain different types of state-based, privacy-related compliance controls and programs simultaneously in multiple states, thereby further increasing the complexity and cost of compliance.

Many of these laws and regulations are evolving, unclear and inconsistent across various jurisdictions, and complying with them is difficult, expensive and uncertain. Furthermore, legislative or regulatory proposals regarding our industry, or interpretations of them, may subject us to “headline risks” that could negatively impact our business in a particular market or in general and, therefore, may adversely affect our share price.

We have incurred and will continue to incur substantial costs to comply with federal and state laws and regulations. In addition to compliance costs, we may continue to incur substantial expenses to respond to federal and state government investigations and enforcement actions, proposed fines and penalties, criminal or civil sanctions, and private litigation, including those arising out of our or our franchisees’ alleged violations of existing laws and/or regulations.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

Further, certain political candidates for various offices have from time-to-time indicated a desire to increase the level of regulation and regulatory scrutiny applicable to lease-to-own and similar subprime financial services providers. If elected, these candidates may propose new laws and regulations (or appoint individuals who could reinterpret existing regulations) that, if adopted, would adversely impact our current operations and the regulatory landscape for businesses such as ours.

Additionally, as we execute on our strategic plans, we may continue to expand into complementary businesses that engage in financial, banking or lending services, or lease-to-own or rent-to-rent transactions involving products that we do not currently offer our customers, all of which may be subject to a variety of statutes and regulatory requirements in addition to those regulations currently applicable to our legacy operations, which may impose significant costs, limitations or prohibitions on the manner in which we currently conduct our businesses as well as those we may acquire in the future.

We continue to implement a strategic plan within our business that has changed, and is expected to continue to change, significant aspects of how our business has been operated historically, and there is no guarantee that it will be successful.

Our strategic plan for our business includes a number of key initiatives to improve profitability, including centralizing key processes, rationalizing and repositioning real estate, and enhancing our e-commerce platform. There is no guarantee that these initiatives will be successful. For example, we may not be successful in our attempts to attract new customers to our brand, develop the technology needed to further enhance our customers’ experiences with us, or align our store footprint with market opportunities due to an inability to secure new store locations, or otherwise.

With respect to centralizing key processes, we have recently implemented a centralized customer lease decisioning process in all of our company-operated stores, and have started implementing that centralized decisioning tool in our franchised stores as well. We may not execute the procedural and operational changes and systems necessary to successfully implement the centralized decisioning initiative, and it is possible that centralized customer lease decisioning will not be as effective or accurate as the decentralized, store-based decisioning process we historically used in our business.

Regarding our real estate strategy, the buildout of our new store concept and operating model includes geographically repositioning a significant number of our store locations into larger buildings and/or into different geographic locations that we believe will be more advantageous, and also re-engineering and remodeling certain existing stores, to provide for larger selections of merchandise and other more complex features. We expect to incur significant capital costs, including build-out or remodeling costs for this new store concept and operating model and exit costs from the termination of current leases and sale of current properties. In addition, we have not historically managed or operated stores with larger footprints or more complex, re-engineered stores and operating models, and thus, we expect that our management team and store associates for those locations will need to adjust to managing and operating larger, more complex stores, and there can be no assurances that those stores will be successful.

There can be no assurance that the real estate component of our strategy will be successful. For example, we may not be successful in transitioning the customers of our stores that are closed or repositioned to other stores that remain open or to our new store concept and operating model, and thus, could experience a reduction in revenue and profits associated with such a loss of customers. In addition, we may not be able to identify and secure a sufficient number of store locations that are able to support our new store concept, at reasonable lease rates and terms, or at all.

Our e-commerce platform also is a significant component of our strategic plan and we believe it will drive future growth of this segment. However, to promote our products and services and allow customers to transact on-line and reach new customers, we must effectively maintain, improve and grow our e-commerce platform.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

Many of the traditional, virtual and “big-box” retailers and other companies with whom we compete have more robust e-commerce platforms and logistics networks than ours, and have more resources to dedicate to improving and growing their e-commerce platforms. There can be no assurance that we will be able to effectively compete against those companies’ e-commerce platforms and logistics networks, or maintain, improve or grow our e-commerce platform in a profitable manner.

There can be no guarantee that our current strategy for our business, and our current or future business improvement initiatives related thereto, will yield the results we currently anticipate (or results that will exceed those that might be obtained under prior or other strategies). We may fail to successfully execute on one or more elements of our current strategy, even if we successfully implement one or more other components. In addition, the estimated costs and charges associated with these initiatives may vary materially and adversely based upon various factors.

If we cannot address these challenges successfully, or overcome other critical obstacles that may emerge as we continue to pursue our current strategy, it may adversely impact our business, results of operations or financial condition.

We face many challenges which could materially and adversely affect our overall results of operations, including the commoditization of certain product categories, increasing competition from a growing variety of sources, a decentralized, high-fixed-cost operating model, adverse consequences to our supply chain function from decreased procurement volumes and from the COVID-19 pandemic, increasing costs for labor and transportation, and lower lease volumes, and thus, less recurring revenues written into our customer lease portfolio.

Our business currently faces and may face new challenges relating to the commoditization of certain product categories. For example, due to an increasing supply of electronics, and retail strategies that include implementing frequent price-lowering sales and using certain electronics as “loss leaders” to increase customer traffic in stores, there is significant price-based competition or “commoditization” of electronics, particularly for televisions. We do not expect the commoditization of the electronics category to subside and it may expand to other product categories with increasing frequency in the future, including appliances and furniture. We also face competition from a growing variety of sources, including traditional and on-line lease-to-own and rent-to-rent companies, traditional and “big-box” retailers, the continued expansion of digital retail, which includes a wide array of e-commerce retailers that have established far larger digital operations than our Aarons.com e-commerce platform has been able to achieve to date, traditional and on-line providers of used goods, and indirectly from financing companies, such as payday and title loan companies, who provide customers with loans that enable them to shop at traditional retailers. This increasing competition from these sources may reduce our market share as well as our operating margins, and may materially and adversely affect our overall results of operations. Many of the competitors discussed above have more advanced and modern e-commerce, logistics and other technology applications and systems that offer them a competitive advantage in attracting and retaining customers for whom we compete for, especially with respect to younger customers. In addition, those competitors may offer a larger selection of products and more competitive prices.

We believe the significant increase in the amount and type of competition, as discussed above, may result in our customers curtailing entering into sales and lease ownership agreements for the types of merchandise we offer, or entering into agreements that generate less revenue for us, resulting in lower same store sales, revenue and profits, or entering into lease agreements with our competitors. For example, our stores experienced flat same store revenues in fiscal year 2019 and a decline of 1.5% in 2018. We calculate same store revenues growth, which is impacted by the amount of recurring lease revenues written into and churned out of our customer lease portfolio in current and prior periods and by the amount of that revenue we collect from our customers, by comparing revenues for comparable periods for stores open during the entirety of those periods. A number of factors have historically affected our same store revenues for our business, including:

•	changes in competition;

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	general economic conditions;

•	economic challenges faced by our customer base;

•	new product introductions;

•	consumer trends;

•	changes in our merchandise mix;

•	timing of promotional events;

•	our ability to execute our business strategy effectively; and

•	the favorable impact of government stimulus and supplemental unemployment benefits on our collections, during the COVID-19 pandemic.

Our business has a decentralized, high fixed cost operating model due to, among other factors, our significant labor related to our selling and collections functions, the costs associated with our last-mile delivery, our fulfillment centers and related logistics functions, and our manufacturing operations. That model may result in negative operating leverage in a declining revenue environment, as we may not be able to reduce or “deleverage” those fixed costs in proportion to any reduction in the revenues of our business, if at all, and our failure to do so may adversely affect our overall results of operations.

In addition, our supply chain function and financial performance may suffer adverse consequences related to the decreases we have experienced, and may continue to experience, in the volume of merchandise we purchase from third party suppliers, due to, among other factors, our store closures, declining sales of merchandise to franchisees, and lower lease volumes. Those consequences may include, for example, smaller discounts from our vendors, or the elimination of discount programs previously offered to us, which may have an adverse impact on our results of operations. Declining merchandise purchase volumes have caused us to rationalize and consolidate, and may result in us further rationalizing and consolidating, vendors for certain product categories, and we may not effectively implement those vendor consolidation initiatives, which could lead to disruptions to our supply chain, including delivery delays or unavailability of certain types of merchandise for our stores and our franchisees’ stores.

We have experienced and may continue to experience increases in the costs we incur to purchase certain merchandise that we offer to sale or lease to our customers, due to tariffs, increases in prices for certain commodities, COVID-19 related supply chain disruptions, and increases in the costs of shipping the merchandise to our distribution centers and store locations. We have limited or no control over many of these inflationary forces on our costs. In addition, we may not be able to recover all or even a portion of such cost increases by increasing our merchandise prices, fees, or otherwise, and even if we are able to increase merchandise prices or fees, those cost increases to our customers could result in the customers curtailing entering into sales and lease ownership agreements for the types of merchandise we offer, or entering into agreements that generate less revenue for us, resulting in lower same store sales, revenue and profits.

If we are unable to successfully address these challenges, our overall business, results of operations and financial condition may be materially and adversely affected as well.

The transactions offered to consumers by our business may be negatively characterized by consumer advocacy groups, the media and certain federal, state and local government officials, and if those negative characterizations become increasingly accepted by consumers, demand for our services and the transactions we offer could decrease and our business, results of operations and financial condition could be materially adversely affected.

Certain consumer advocacy groups, media reports, federal and state regulators, and certain candidates for political offices have asserted that laws and regulations should be broader and more restrictive regarding

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

lease-to-own transactions. The consumer advocacy groups and media reports generally focus on the total cost to a consumer to acquire an item, which is often alleged to be higher than the interest typically charged by banks or similar lending institutions to consumers with better credit histories. This “cost-of-rental” amount, which is generally defined as lease fees paid in excess of the “retail” price of the goods, is from time to time characterized by consumer advocacy groups and media reports as predatory or abusive without discussing benefits associated with our lease-to-own programs or the lack of viable alternatives for our customers’ needs. Although we strongly disagree with these characterizations, if the negative characterization of these types of lease-to-own transactions becomes increasingly accepted by consumers, demand for our services could significantly decrease, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, if the negative characterization of these types of transactions is accepted by regulators and legislators, or if political candidates who have a negative view of the lease-to-own industry are ultimately elected, we could become subject to more restrictive laws and regulations and more stringent enforcement of existing laws and regulations, any of which could have a material adverse effect on our business, results of operations and financial condition. The vast expansion and reach of technology, including social media platforms, has increased the risk that our reputation could be significantly impacted by these negative characterizations in a relatively short amount of time. If we are unable to quickly and effectively respond to such characterizations, we may experience declines in customer loyalty and traffic, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, any failure by our competitors, including smaller, regional competitors, for example, to comply with the laws and regulations applicable to the traditional and/or e-commerce models, or any actions by those competitors that are challenged by consumers, advocacy groups, the media or governmental agencies or entities as being abusive or predatory could result in our business being mischaracterized, by implication, as engaging in similar unlawful or inappropriate activities or business practices, merely because we operate in the same general industries as such competitors.

From time to time we are subject to regulatory and legal proceedings which seek material damages or seek to place significant restrictions on our business operations. These proceedings may be negatively perceived by the public and materially and adversely affect our business.

We are subject to legal and regulatory proceedings from time to time which may result in material damages or place significant restrictions on our business operations, and/or divert our management’s attention from other business issues and opportunities and from our ongoing strategic plan to improve our performance. We cannot assure you that we will not incur material damages or penalties in a lawsuit or other proceeding in the future and/or significant defense costs related to such lawsuits or regulatory proceedings. Significant adverse judgments, penalties, settlement amounts, amounts needed to post a bond pending an appeal or defense costs could materially and adversely affect our liquidity and capital resources. It is also possible that, as a result of a present or future governmental or other proceeding or settlement, significant restrictions will be placed upon, or significant changes made to, our business practices, operations or methods, including pricing or similar terms. Any such restrictions or changes may adversely affect our profitability or increase our compliance costs.

Certain judicial or regulatory decisions may restrict or eliminate the enforceability of certain types of contractual provisions, such as mandatory arbitration clauses, designed to limit costly litigation, including class actions, as a dispute resolution method.

To attempt to limit costly and lengthy consumer, employee and other litigation, including class actions, we require customers and employees to sign arbitration agreements and class action waivers, many of which offer opt-out provisions. Recent judicial and regulatory actions have attempted to restrict or eliminate the enforceability of such agreements and waivers. If we are not permitted to use arbitration agreements and/or class action waivers, or if the enforceability of such agreements and waivers is restricted or eliminated, we could incur increased costs to resolve legal actions brought by customers, employees and others, as it would be forced to participate in more expensive and lengthy dispute resolution processes.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our competitors could impede our ability to attract new customers, or cause current customers to cease doing business with us.

The industries in which we operate are highly competitive and highly fluid, particularly in light of the sweeping new regulatory environment we are witnessing from regulators such as the FTC, among others, as discussed above.

Our competitors include national, regional and local operators of lease-to-own stores, virtual lease-to-own companies that offer lease-to-own options through traditional independent and “big-box” retailers, traditional and on-line providers of used goods and merchandise, traditional, “big-box” and e-commerce retailers (including retailers who offer layaway programs) and various types of consumer finance companies, including installment, payday and title loan companies, that may enable our customers to shop at traditional or on-line retailers, as well as rental stores that do not offer their customers a purchase option. Our competitors in the traditional and virtual sales and lease ownership and traditional retail markets may have significantly greater financial and operating resources and greater name recognition in certain markets. Greater financial resources may allow our competitors to grow faster than us, including through acquisitions. This in turn may enable them to enter new markets before we can, which may decrease our opportunities in those markets. Greater name recognition, or better public perception of a competitor’s reputation, may help them divert market share away from us, even in our established markets. Some competitors may be willing to offer competing products on an unprofitable basis in an effort to gain market share, which could compel us to match their pricing strategy or lose business. In addition, some of our competitors may be willing to lease certain types of products that we will not agree to lease, enter into customer leases that have services, as opposed to goods, as a significant portion of the lease value, or engage in other practices related to pricing, compliance, and other areas that we will not, in an effort to gain market share at our expense.

If we do not maintain the privacy and security of customer, employee or other confidential information, due to cybersecurity-related “hacking” attacks, intrusions into our systems by unauthorized parties or otherwise, we could incur significant costs, litigation, regulatory enforcement actions and damage to our reputation, any one of which could have a material adverse impact on our business, results of operations and financial condition.

Our business involves the collection, processing, transmission and storage of customers’ personal and confidential information, including social security numbers, dates of birth, banking information, credit and debit card information, data we receive from consumer reporting companies, including credit report information, as well as confidential information about our employees, among others. Much of this data constitutes confidential personally identifiable information (“PII”) which, if unlawfully accessed, either through a “hacking” attack or otherwise, could subject us to significant liabilities as further discussed below.

Companies like us that possess significant amounts of PII and/or other confidential information have experienced a significant increase in cyber security risks in recent years from increasingly aggressive and sophisticated cyberattacks, including hacking, computer viruses, malicious or destructive code, ransomware, social engineering attacks (including phishing and impersonation), denial-of-service attacks and other attacks and similar disruptions from the unauthorized use of or access to information technology (“IT”) systems. Our IT systems are subject to constant attempts to gain unauthorized access in order to disrupt our business operations and capture, destroy or manipulate various types of information that we rely on, including PII and/or other confidential information. In addition, various third parties, including employees, contractors or others with whom we do business may attempt to circumvent our security measures in order to obtain such information, or inadvertently cause a breach involving such information. Any significant compromise or breach of our data security, whether external or internal, or misuse of PII and/or other confidential information may result in significant costs, litigation and regulatory enforcement actions and, therefore, may have a material adverse impact on our business, results of operations and financial condition. Further, if any such compromise, breach or misuse is not detected quickly, the effect could be compounded.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

While we have implemented network security systems and processes (including engagement of third-party data security services) to protect against unauthorized access to or use of secured data and to prevent data loss and theft, there is no guarantee that these procedures are adequate to safeguard against all data security breaches or misuse of the data. We maintain private liability insurance intended to help mitigate the financial risks of such incidents, but there can be no guarantee that insurance will be sufficient to cover all losses related to such incidents, and our exposure resulting from any serious unauthorized access to, or use of, secured data, or serious data loss or theft, could far exceed the limits of our insurance coverage for such events. Further, a significant compromise of PII and/or other confidential information could result in regulatory penalties and harm our reputation with our customers and others, potentially resulting in a material adverse impact on our business, results of operations and financial condition.

The regulatory environment related to information security, data collection and use, and privacy is increasingly rigorous, with new and constantly changing requirements applicable to our business, and compliance with those requirements could result in additional costs. For example, the CCPA, which became effective in January 2020, has changed the manner in which our transactions with California residents are regulated with respect to the manner in which we collect, store and use consumer and employee data; expose our operations in California to increased regulatory oversight and litigation risks; and increase our compliance-related costs. These costs, including others relating to increased regulatory oversight and compliance, could be substantial and adversely impact our business, results of operations or financial condition.

We also believe successful data breaches or cybersecurity incidents at other companies, whether or not we are involved, could lead to a general loss of customer confidence that could negatively affect us, including harming the market perception of the effectiveness of our security measures or financial technology in general.

Given the nature of the COVID-19 pandemic, including the significant job losses caused by the pandemic, and uncertainty regarding how many unemployed workers will return to their jobs, and when they may do so, our proprietary algorithms and customer lease decisioning tools used to approve customers could no longer be indicative of our customers’ ability to perform under their lease agreements with us.

As a result of the shift in operations driven by the COVID-19 pandemic, we accelerated the rollout of similar centralized lease decisioning processes and tools in all of our company-operated stores in the United States as of April 30, 2020 and finalized the rollout during the second quarter of 2020. We assume behavior and attributes observed for prior customers, among other factors, are indicative of performance by future customers. Unexpected changes in behavior caused by macroeconomic conditions, including, for example, the U.S. economy experiencing a prolonged recession and job losses related to the COVID-19 pandemic and changes in consumer behavior relating thereto, could lead to increased incidence and costs related to lease merchandise write-offs. Due to the nature and novelty of the pandemic, our decisioning process will likely require frequent adjustments and the application of greater management judgment in the interpretation and adjustment of the results produced by our decisioning tools and we may be unable to accurately predict and respond to the impact of a prolonged economic downturn or changes to consumer behaviors, which in turn may limit our ability to manage risk, avoid lease merchandise write-offs and could result in our accounts receivable allowance being insufficient.

We could lose our access to data sources, including, for example, those sources that provide us with data that we use as inputs into our centralized decisioning tools, which could cause us competitive harm and have a material adverse effect on our business, results of operations and financial condition.

We are heavily dependent on data provided by third-party providers such as customer attribute data provided by external sources, including for use as inputs in our centralized decisioning tools. Our centralized decisioning tools rely on these third-party data providers for data inputs that are a critical part of our centralized decisioning processes. Our data providers could experience outages or otherwise stop providing data, provide

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

untimely, incorrect or incomplete data, or increase the costs for their data for a variety of reasons, including a perception that our systems are insecure as a result of a data security breach, regulatory concerns or for competitive reasons. We could also become subject to increased legislative, regulatory or judicial restrictions or mandates on the collection, disclosure or use of such data, in particular if such data is not collected by our providers in a way that allows us to legally use the data. If we were to lose access to this external data or if our access or use were restricted or were to become less economical or desirable, our business, and our centralized decisioning processes in particular, would be negatively impacted, which would adversely affect our business, results of operations and financial condition. We cannot provide assurance that we will be successful in maintaining our relationships with these external data source providers or that we will be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we cannot provide assurance that we will be able to obtain data from alternative sources if our current sources become unavailable.

If our information technology systems are impaired, our business could be interrupted, our reputation could be harmed and we may experience lost revenues and increased costs and expenses.

We rely on our information technology systems to carry out our in-store and e-commerce applicant decisioning process and to process transactions with our customers, including tracking lease payments on merchandise, and other important functions of our business. Failures of our systems, such as “bugs,” crashes, internet failures and outages, operator error, or catastrophic events, could seriously impair our ability to operate our business, and our business continuity and contingency plans related to such information technology failures may not be adequate to prevent that type of serious impairment. If our information technology systems are impaired, our business (and that of our franchisees) could be interrupted, our reputation could be harmed, we may experience lost revenues or sales, including due to an interruption to our centralized lease decisioning and collection functions, and we could experience increased costs and expenses to remediate the problem. As we continue to centralize more of our operations, the risks and potential unfavorable impacts of systems failures will become more significant, and there can be no assurances that we can successfully mitigate such heightened risks.

We may engage in, or be subject to, litigation with our franchisees.

Although we believe we generally enjoy a positive working relationship with our franchisees, the nature of the franchisor-franchisee relationship may give rise to litigation with our franchisees. In the ordinary course of business, we are the subject of complaints or litigation from franchisees, usually related to alleged breaches of contract or wrongful termination under the franchise arrangements. We may also engage in future litigation with franchisees to enforce the terms of our franchise agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our products and the customer experience. In addition, we may be subject to claims by our franchisees relating to our franchise disclosure documents, including claims based on financial information contained in those documents. Engaging in such litigation may be costly, time-consuming and may distract management and materially adversely affect our relationships with franchisees. Any negative outcome of these or any other claims could materially adversely affect our business, results of operations or financial condition and may damage our reputation and brand. Furthermore, existing and future franchise-related legislation could subject us to additional litigation risk in the event we terminate or fail to renew a franchise relationship.

We must successfully order and manage our inventory to reflect customer demand and anticipate changing consumer preferences and buying trends or our revenue and profitability will be adversely affected.

The success of our business depends upon our ability to successfully manage our inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner. We cannot always accurately predict consumer preferences and they may change over time. We must order certain types of merchandise, such as electronics, well in advance of seasonal increases in customer demand for those products. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends or changes in prices. If we misjudge either the market for our merchandise, our customers’ product

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

preferences or our customers’ leasing habits, our revenue may decline significantly and we may not have sufficient quantities of merchandise to satisfy customer demand or we may be required to mark down excess inventory, either of which would result in lower profit margins. In addition, our level of profitability and success in our business depends on our ability to successfully re-lease or sale our inventory of merchandise that we take back from our customers or the customers return to us, due to them being unwilling or unable to continue making their lease payments, or otherwise.

We depend on hiring an adequate number of hourly employees to run our business and are subject to government laws and regulations concerning these and our other employees, including wage and hour regulations. Our inability to recruit and retain qualified employees or violations by us of employment or wage and hour laws or regulations could have an adverse impact on our business, results of operations and financial condition.

Our workforce is comprised primarily of employees who work on an hourly basis. To grow our operations and meet the needs and expectations of our customers, we must attract, train, and retain a large number of hourly associates, while at the same time controlling labor costs. These positions have historically had high turnover rates, which can lead to increased training, retention and other costs. In certain areas where we operate, there is significant competition for employees, including from retailers and restaurants. In addition, any ongoing or future supplemental unemployment benefits paid during the COVID-19 pandemic may make it more difficult for us to attract candidates for our open hourly positions, depending on the amount and duration of those benefits. The lack of availability of an adequate number of hourly employees, or our inability to attract and retain them, or an increase in wages and benefits to attract and maintain current employees could adversely affect our business, results of operations and financial condition. We are subject to applicable rules and regulations relating to our relationship with our employees, including wage and hour regulations, health benefits, unemployment and payroll taxes, overtime and working conditions and immigration status. Accordingly, federal, state or local legislated increases in the minimum wage, as well as increases in additional labor cost components such as employee benefit costs, workers’ compensation insurance rates, compliance costs and fines, would increase our labor costs, which could have a material adverse effect on our business, results of operations and financial condition.

The geographic concentration of our store locations may have an adverse impact on our financial performance due to economic downturns and serious weather events in regions where we have a high concentration of our stores.

The concentration of our stores in one region or a limited number of markets may expose us to risks of adverse economic developments that are greater than if our store portfolio were more geographically diverse.

In addition, our store operators are subject to the effects of adverse acts of nature, such as winter storms, hurricanes, hail storms, strong winds, earthquakes and tornadoes, which have in the past caused damage such as flooding and other damage to our stores in specific geographic locations, including in Florida and Texas, two of our large markets, and may, depending upon the location and severity of such events, unfavorably impact our business continuity.

The loss of the services of our key executives, or our inability to attract and retain key talent could have a material adverse impact on our operations.

We believe that we have benefited substantially from our current executive leadership and that the unexpected loss of their services in the future could adversely affect our business and operations. We also depend on the continued services of the rest of our management team. The loss of these individuals without adequate replacement could adversely affect our business. Further, we believe that the unexpected loss of certain key talent in the future could adversely affect our business and operations. We do not carry key man life insurance on any

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Pursuant to 17 C.F.R. Section 200.83

of our personnel. The inability to attract and retain qualified individuals, or a significant increase in the costs to do so, would materially adversely affect our operations.

Operational and other failures by our franchisees may adversely impact us.

Qualified franchisees who conform to our standards and requirements are important to the overall success of our business. Our franchisees, however, are independent businesses and not employees, and consequently we cannot and do not control them to the same extent as our company-operated stores. Our franchisees may fail in key areas, or experience significant business or financial difficulties, which could slow our growth, reduce our franchise revenues, damage our reputation, expose us to regulatory enforcement actions or private litigation and/or cause us to incur additional costs. If our franchisees experience business or financial difficulties, including, for example, in connection with the COVID-19 pandemic, we could suffer a loss of franchisee fees, royalties, and revenue and profits derived from our sales of merchandise to franchisees, and could suffer write-downs of outstanding receivables those franchisees owe us if they fail to make those payments to us. If we fail to adequately mitigate any such future losses, our business, results of operations and financial condition could be materially adversely impacted.

We are subject to laws that regulate franchisor-franchisee relationships. Our ability to enforce our rights against our franchisees may be adversely affected by these laws, which could impair our growth strategy and cause our franchise revenues to decline.

As a franchisor, we are subject to regulation by the FTC, state laws and certain Canadian provincial laws regulating the offer and sale of franchises. Our failure to comply with applicable franchise regulations could cause us to lose franchise fees and ongoing royalty revenues. Moreover, state and provincial laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate or otherwise resolve conflicts with our franchisees or enforce contractual duties or rights we believe we have with respect to our franchisees.

Changes to current law with respect to the assignment of liabilities in the franchise business model could adversely impact our profitability.

One of the legal foundations fundamental to the franchise business model has been that, absent special circumstances, a franchisor is generally not responsible for the acts, omissions or liabilities of its franchisees. Recently, established law has been challenged and questioned by the plaintiffs’ bar and certain regulators, and the outcome of these challenges and new regulatory positions remains unknown. If these challenges and/or new positions are successful in altering currently settled law, it could significantly change the way we and other franchisors conduct business and adversely impact our profitability.

For example, a determination that we are a joint employer with our franchisees or that franchisees are part of one unified system with joint and several liability under the National Labor Relations Act, statutes administered by the Equal Employment Opportunity Commission, OSHA regulations and other areas of labor and employment law could subject us and/or our franchisees to liability for the unfair labor practices, wage-and-hour law violations, employment discrimination law violations, OSHA regulation violations and other employment-related liabilities of one or more franchisees. Furthermore, any such change in law would create an increased likelihood that certain franchised networks would be required to employ unionized labor, which could impact franchisors like us through, among other things, increased labor costs and difficulty in attracting new franchisees. In addition, if these changes were to be expanded outside of the employment context, we could be held liable for other claims against franchisees. Therefore, any such regulatory action or court decisions could have a material adverse effect on our business, results of operations or financial condition.

28

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

We are subject to sales, income and other taxes, which can vary from state-to-state and be difficult and complex to calculate due to the nature of our business. A failure to correctly calculate and pay such taxes could result in substantial tax liabilities and a material adverse effect on our results of operations.

The application of indirect taxes, such as sales tax, is a complex and evolving issue, particularly with respect to the Aarons.com business. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the e-commerce or virtual lease-to-own industry and, therefore, in many cases it is not clear how existing statutes apply to us. In addition, governments are increasingly looking for ways to increase revenues, which has resulted in discussions about tax reform and other legislative action to increase tax revenues, including through indirect taxes. This also could result in other adverse changes in or interpretations of existing sales, income and other tax regulations. For example, from time to time, some taxing authorities in the United States have notified us that they believe we owe them certain taxes imposed on transactions with our customers. Although these notifications have not resulted in material tax liabilities to date, there is a risk that one or more jurisdictions may be successful in the future, which could have a material adverse effect on our results of operations.

Employee misconduct could harm us by subjecting us to monetary loss, significant legal liability, regulatory scrutiny and reputational harm.

Our reputation is critical to maintaining and developing relationships with our existing and potential customers and third parties with whom we do business. There is a risk that our employees could engage in misconduct that adversely affects our reputation and business. For example, if one of our employees engages in discrimination or harassment in the workplace, or if an employee were to engage in, or be accused of engaging in, illegal or suspicious activities including fraud or theft of our customers’ information, we could suffer direct losses from the activity and, in addition, we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial condition, customer relationships and ability to attract future customers. Employee misconduct could prompt regulators to allege or to determine based upon such misconduct that we have not established adequate supervisory systems and procedures to inform employees of applicable rules or to detect violations of such rules. The precautions that we take to detect and prevent misconduct may not be effective in all cases. Misconduct by our employees who are directly or indirectly associated with our business, or even unsubstantiated allegations of misconduct, could result in a material adverse effect on our reputation and our business.

Product safety and quality control issues, including product recalls, could harm our reputation, divert resources, reduce sales and increase costs.

The products we lease through our business are subject to regulation by the U.S. Consumer Product Safety Commission and similar state regulatory authorities. Such products could be subject to recalls and other actions by these authorities. Such recalls and voluntary removal of products can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs, which could have a material adverse effect on our business, results of operations or financial condition. In addition, given the terms of our lease agreements with our customers, in the event of such a product quality or safety issue, our customers who have leased the defective merchandise from us could terminate their lease agreements for that merchandise and/or not renew those lease arrangements, which could have a material adverse effect on our business, results of operations or financial condition, if we are unable to recover those losses from the vendor who supplied the defective merchandise.

Risks Related to the Separation and Distribution

We have not operated as an independent company since before the 2014 acquisition of the Progressive Leasing business segment by our parent entities, and our historical and pro forma financial information is not

29

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about Aaron’s SpinCo in this information statement refers to Aaron’s SpinCo’s business as operated by and integrated with Parent. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Parent. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition or results of operations that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

•

Until the distribution, our business will be operated by Parent as part of its broader corporate organization, rather than as an independent company. Parent or one of its affiliates performed various corporate functions for us, such as legal, treasury, accounting, auditing, human resources, investor relations, public affairs and finance. Our historical and pro forma financial results reflect allocations of corporate expenses from Parent for such functions, which may be less than the expenses we would have incurred had we operated as a separate publicly traded company.

•

Currently, our business is integrated with the other businesses of Parent. We have shared economies of scope and scale in costs, employees, and certain vendor relationships. Although we expect to enter into a transition services agreement with Parent, these arrangements will be limited in duration and may not fully capture the benefits that we have enjoyed as a result of being integrated with Parent and may result in us paying higher charges than in the past for these services. This could have a material adverse effect on our business, results of operations, financial condition and the completion of the distribution.

•

Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have in the past been satisfied as part of the corporate-wide cash management policies of Parent. Following the completion of the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.

•	After the completion of the separation, the cost of capital for our business may be higher than Parent’s cost of capital prior to the separation.

•	Our historical financial information does not reflect the debt that we expect to have on our balance sheet after completion of the separation and distribution

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Parent. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma condensed combined financial statements, see “Selected Historical Combined Financial Data of Aaron’s SpinCo, Inc.,” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.

We may not achieve some or all of the expected benefits of the separation, and the separation may materially and adversely affect our business, results of operations and financial condition.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation is expected to provide the benefits described in “The Separation and Distribution—Reasons for the Separation.” If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, it could have a material adverse effect on our business, results of operations and financial condition.

30

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; (b) following the separation and distribution, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Parent; (c) following the separation and distribution, as a standalone company, our business will be less diversified than Parent’s business prior to the separation and distribution; and (d) the other actions required to separate the Progressive Leasing and Vive business segments and the Aaron’s Business could disrupt our operations.

In addition, our Progressive Leasing business developed and has historically maintained the centralized lease decisioning tool used in the Progressive Leasing business, in our Aarons.com e-commerce offering and in our company-operated stores. After the separation, we expect that this centralized lease decisioning tool will continue to be a key element of our operating model. As a standalone company, we may not be successful in maintaining, operating and revising the systems and procedures necessary to operate and utilize this centralized lease decisioning tool, and this decisioning tool may not be as predictive of our customers’ or applicants’ ability to satisfy their payment obligations to us once it is maintained, operated and revised by us as a separate, standalone company.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect us.

As a public company, we will become subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare our financial statements according to the rules and regulations required by the SEC. In addition, the Exchange Act requires that we file annual, quarterly and current reports. Our failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, the Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm will not be able to certify as to the effectiveness of our internal control over financial reporting. While we have been adhering to these laws and regulations as a subsidiary of Aaron’s, Inc., after the distribution we will need to demonstrate our ability to manage our compliance with these corporate governance laws and regulations as an independent, public company.

Matters affecting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, violations of applicable stock exchange listing rules, and litigation brought by our stockholders and others. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if we or our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could have a material and adverse effect on us by, for example, leading to a decline in our share price and impairing our ability to raise additional capital, and also could result in litigation brought by our stockholders and others.

31

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

No vote of Parent shareholders is required in connection with the separation and distribution.

No vote of Parent shareholders is required in connection with the separation and distribution. Accordingly, if this transaction occurs and you do not want to receive Aaron’s SpinCo common stock in the distribution, your only recourse will be to divest yourself of your Parent common stock prior to the record date for the distribution or to sell your Parent common stock in the “regular way” market in between the record date and the distribution date. There can be no assurance that the price at which you would sell your Parent common stock in any such situation would be an attractive price or that you would recover your investment in the stock or what you paid for the stock.

The combined post-separation value of a share of Parent common stock and [●] share[s] of Aaron’s SpinCo common stock may not equal or exceed the pre-distribution value of a share of Parent common stock.

As a result of the distribution, Parent expects the trading price of shares of Parent common stock immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Aaron’s Business held by Aaron’s SpinCo. There can be no assurance that the aggregate market value of a share of Parent common stock and a share of Aaron’s SpinCo common stock following the separation will be higher than the market value of a share of Parent common stock if the separation did not occur.

In connection with our separation from Parent, Parent will indemnify us for certain liabilities, and we will indemnify Parent for certain liabilities. If we are required to make payments to Parent under these indemnities, our financial results could be negatively impacted. The Parent indemnity may not be sufficient to hold us harmless from the full amount of liabilities for which Parent will be allocated responsibility, and Parent may not be able to satisfy its indemnification obligations in the future.

Pursuant to the separation agreement and certain other agreements with Parent, Parent will agree to indemnify us for certain liabilities, and we will agree to indemnify Parent for certain liabilities, in each case for uncapped amounts, as discussed further in “Certain Relationships and Related Party Transactions.” Third parties could also seek to hold us responsible for any of the liabilities that Parent has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of operating our business and implementing our strategic plan. Further, the indemnity from Parent may not be sufficient to protect us against the full amount of such liabilities, and Parent may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Parent any amounts for which we are held liable, we may be temporarily required to bear those losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax free for U.S. federal income tax purposes, Parent, Aaron’s SpinCo and Parent shareholders could be subject to significant tax liabilities and, in certain circumstances, Aaron’s SpinCo could be required to indemnify Parent for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

It is a condition to the distribution that Parent receives an opinion of counsel, satisfactory to the Parent Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion of counsel will be based upon and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of Parent and Aaron’s SpinCo, including those relating to the past and future conduct of Parent and Aaron’s SpinCo. If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if Parent or Aaron’s

32

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

SpinCo breaches any of its covenants in the separation documents, the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding the opinion of counsel, the Internal Revenue Service (“IRS”) could determine that the distribution, together with certain related transactions, should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings upon which the opinion of counsel was based are false or have been violated, or if it disagrees with the conclusions in the opinion of counsel. The opinion of counsel is not binding on the IRS and there can be no assurance that the IRS will not assert a contrary position.

If the distribution, together with certain related transactions, fails to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code, in general, Parent would recognize taxable gain as if it had sold the Aaron’s SpinCo common stock in a taxable sale for its fair market value and Parent shareholders who receive Aaron’s SpinCo shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. For more information, see “Material U.S. Federal Income Tax Consequences.”

Under the tax matters agreement that Parent will enter into with Aaron’s SpinCo, Aaron’s SpinCo may be required to indemnify Parent against any additional taxes and related amounts resulting from (a) an acquisition of all or a portion of the equity securities or assets of Aaron’s SpinCo, whether by merger or otherwise (and regardless of whether Aaron’s SpinCo participated in or otherwise facilitated the acquisition), (b) other actions or failures to act by Aaron’s SpinCo or (c) any of Aaron’s SpinCo’s representations or undertakings in connection with the separation and the distribution being incorrect or violated. Any such indemnity obligations, including the obligation to indemnify Parent for taxes resulting from the distribution and certain related transactions not qualifying as tax-free, could be material. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

U.S. federal income tax consequences may restrict our ability to engage in certain desirable strategic or capital-raising transactions after the separation.

Under current law, a separation can be rendered taxable to the parent corporation and its shareholders as a result of certain post-separation acquisitions of shares or assets of the spun-off corporation. For example, a separation may result in taxable gain to the parent corporation under Section 355(e) of the Code if the separation were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in the spun-off corporation. To preserve the U.S. federal income tax treatment of the separation and distribution, and in addition to our indemnity obligation described above, the tax matters agreement will restrict us, for the two-year period following the distribution, except in specific circumstances, from:

•	entering into any transaction pursuant to which all or a portion of Aaron’s SpinCo common stock or assets would be acquired, whether by merger or otherwise;

•	issuing equity securities in a transaction (or series of related transactions) that could result in a 50% or greater acquisition of our stock (as determined under applicable tax rules);

•	repurchasing shares of our capital stock other than in certain open-market transactions;

•	ceasing to actively conduct certain aspects of our business; and/or

•	taking or failing to take any other action that would jeopardize the expected U.S. federal income tax treatment of the distribution and certain related transactions.

These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our shareholders or that might increase the value of our business.

33

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

After the distribution, certain members of management, directors and shareholders will hold stock in both Parent and Aaron’s SpinCo, and as a result may face actual or potential conflicts of interest.

After the distribution, the management and directors of each of Parent and Aaron’s SpinCo may own both Parent common stock and Aaron’s SpinCo common stock. This ownership overlap could create, or appear to create, potential conflicts of interest when our management and directors and Parent management and directors face decisions that could have different implications for us and Parent. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between Parent and us regarding the terms of the agreements governing the distribution and our relationship with Parent thereafter. We expect these agreements to include a separation agreement, tax matters agreement, employee matters agreement, transition services agreement, and any other commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that we or Parent may enter into in the future.

As an independent, publicly traded company, we may not enjoy the same benefits that were available to us as a segment of Parent. It may be more costly for us to separately obtain or perform the various corporate functions that Parent performed for us prior to the separation, such as legal, treasury, accounting, auditing, human resources, investor relations, public affairs, finance and cash management services.

Historically, our business has been operated as one of Parent’s business segments, and Parent performed certain of the corporate functions for our operations. Following the distribution, Parent will provide support to us with respect to certain of these functions on a transitional basis. We will need to replicate certain systems, infrastructure and personnel to which we will no longer have access after the distribution and will likely incur capital and other costs associated with developing and implementing our own support functions in these areas. Such costs could be material.

As an independent, publicly traded company, we may become more susceptible to market fluctuations and other adverse events than we would have been were we still a part of Parent. As part of Parent, we have been able to enjoy certain benefits from Parent’s operating diversity and available capital for investments and other uses. As an independent, publicly traded company, we will not have similar operating diversity and may not have similar access to capital markets, which could have a material adverse effect on our business, results of operations and financial condition.

We or Parent may fail to perform certain transitional services under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements covering those services expire.

In connection with the separation and prior to the distribution, we and Parent expect to enter into a separation agreement and will also enter into various other agreements, including a transition services agreement, a tax matters agreement and an employee matters agreement. The separation agreement, the tax matters agreement and the employee matters agreement will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by Parent for the benefit of us for a limited period of time after the separation. We will rely on Parent to satisfy its obligations under these agreements. If Parent is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. Upon expiration of the transition services agreement, each of the services that are covered in such agreement will have to be provided internally or by third parties, and providing them internally or having third parties perform them may be at a higher cost to us than when they were provided to us by Parent, or we may not be able to perform or obtain the performance of such services at all. If we do not have agreements with other providers of these services once certain transaction agreements expire or terminate, we may not be able to operate our business effectively, which may have a material adverse effect on our business, results of operations and financial condition.

34

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

Until the separation occurs, Parent has sole discretion to change the terms of the separation and distribution in ways which may be unfavorable to us.

Until the separation and distribution occurs, we will continue to be a subsidiary of Parent. Accordingly, Parent will have the sole and absolute discretion to determine and change the terms of the separation and distribution, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to us. In addition, Parent may decide at any time not to proceed with the separation and distribution.

Transfer or assignment to us of certain contracts and other assets may require the consent of third parties. If such consents are not given, we may not be entitled to the benefit of such contracts, and other assets in the future.

Transfer or assignment of certain of the contracts and other assets in connection with our separation from Parent require the consent of third parties to the transfer or assignment. In addition, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract or assign to us the portion of the existing contract related to our business. Some parties may use the consent requirement to seek assignment fees or more favorable contractual terms from us, which we expect would primarily take the form of price increases, which may require us to expend additional resources in order to obtain the services or assets previously provided under the contract, or to seek arrangements with new third parties. If we are unable to obtain such consents on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of our separation from Parent, and we may be required to seek alternative arrangements to obtain the distribution, wholesale, retail, legal, accounting, auditing, administrative and other services and assets that we would otherwise have had under such agreements. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge an assignment of contracts or a transfer of assets to us on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.

The distribution may not be completed on the terms or timeline currently contemplated, if at all.

While we are actively engaged in planning for the distribution, unanticipated developments could delay or negatively affect the distribution, including those related to the filing and effectiveness of appropriate filings with the SEC, the listing of our common stock on a trading market and receiving any required regulatory approvals. In addition, until the distribution has occurred, the Parent Board of Directors has the right not to proceed with the distribution, even if all of the conditions are satisfied. Therefore, the distribution may not be completed on the terms or timeline currently contemplated, if at all.

Risks Related to Ownership of Our Common Stock

We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation and, following the separation, our stock price may fluctuate significantly.

A public market for our common stock does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common stock after the separation. Nor can we predict the price of our common stock after the separation. Similarly, we cannot predict the effect of the separation on the trading prices of our common stock or whether the combined market value of [●] share[s] of our common stock and one share of Parent common stock will be less than, equal to or greater than the market value of a share of Parent common stock prior to the distribution.

35

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

Until the market has fully evaluated Parent’s remaining businesses without us, the price of Parent common stock may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. Similarly, until the market has fully evaluated our business as a standalone entity, the price of our common stock may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. The increased volatility of our stock price following the distribution may have a material adverse effect on our business, results of operations and financial condition.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	the operating and stock price performance of comparable companies;

•	changes in our shareholder base due to the separation;

•	changes to the regulatory and legal environment under which we operate;

•	unfavorable impacts on our business and operations arising from the COVID-19 pandemic and governmental or self-imposed responses thereto, including limitations or restrictions on our operations; and

•	domestic and worldwide economic conditions, including unfavorable conditions arising from the COVID-19 pandemic.

A significant number of shares of our common stock may be sold following the distribution, which may cause our stock price to decline.

Any sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, we expect that we will have an aggregate of approximately [●] shares of our common stock issued and outstanding. These shares will be freely tradeable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act. We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers of our common stock to meet the demand to sell shares of our common stock at attractive prices would exist at that time.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for Aaron’s SpinCo common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage for Aaron’s SpinCo common stock. If there is no research coverage of Aaron’s SpinCo common stock, the trading price for shares of Aaron’s SpinCo common stock may be negatively impacted. If we obtain research coverage for Aaron’s SpinCo common stock and if one or more of the analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of the analysts ceases coverage of Aaron’s SpinCo common stock or fails to publish reports on us regularly, demand for Aaron’s SpinCo common stock could decrease, which could cause Aaron’s SpinCo’s common stock price or trading volume to decline.

36

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

Your percentage of ownership in Aaron’s SpinCo may be diluted in the future.

In the future, your percentage ownership in Aaron’s SpinCo may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. Our employees will have stock-based awards that correspond to shares of our common stock after the distribution as a result of conversion of their Parent stock-based awards. We anticipate that our compensation committee will grant additional stock-based awards to our employees after the distribution. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we may issue additional stock-based awards to our employees under our employee benefits plans.

In addition, our amended and restated articles of incorporation will authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of our common stock. See “Description of Our Capital Stock.”

Certain provisions in our articles of incorporation and bylaws, and of Georgia law, may deter or delay an acquisition of us.

Our articles of incorporation and bylaws, and Georgia law, contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids more expensive to the acquiror and to encourage prospective acquirors to negotiate with our Board of Directors rather than to attempt a hostile takeover. These provisions include rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings and the right of our Board of Directors to issue preferred stock without shareholder approval. Georgia law also imposes some restrictions on mergers and other business combinations between any holder of 10 percent or more of our outstanding common stock and us. For more information, see “Description of Our Capital Stock—Anti-Takeover Effects of our Articles of Incorporation and Bylaws and Georgia Law.”

We believe that these provisions will help to protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some shareholders and could deter or delay an acquisition that our Board of Directors determines is not in our best interests or the best interests of our shareholders. Accordingly, in the event that our Board of Directors determines that a potential business combination transaction is not in the best interests of us and our shareholders but certain shareholders believe that such a transaction would be beneficial to us and our shareholders, such shareholders may elect to sell their shares in us and the trading price of Aaron’s SpinCo common stock could decrease.

In addition, an acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e), see “Material U.S. Federal Income Tax Consequences.” Under the tax matters agreement, Aaron’s SpinCo would be required to indemnify Parent for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

37

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials we and Parent have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “expectation,” “anticipate,” “may,” “could,” “should”, “intend,” “belief,” “estimate,” “plan,” “target,” “project,” “likely,” “will,” “forecast,” “outlook,” or other similar words or phrases, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Risk Factors,” “The Separation and Distribution,” “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Whether any such forward-looking statements are in fact achieved will depend on future events, some of which are beyond our control. Except as may be required by law, we undertake no obligation to modify or revise any forward-looking statements to reflect events or circumstances occurring after the date of this information statement. Factors, risks, trends and uncertainties that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in addition to the following other factors, risks, trends and uncertainties:

•

the effect on our business from the COVID-19 pandemic and related measures taken by governmental or regulatory authorities to combat the pandemic, including the impact of the pandemic and such measures on: (a) demand for the lease-to-own products offered by Aaron’s SpinCo, (b) increases in lease merchandise write-offs and the provision for returns and uncollectible renewal payments, (c) our suppliers’ ability to provide us with the merchandise we need to obtain from them, (d) our associates, (e) our labor needs, including our ability to adequately staff our operations, (f) our revenue and overall financial performance and (g) the manner in which we are able to conduct our operations;

•	changes in the enforcement of existing laws and regulations and the adoption of new laws and regulations that may unfavorably impact our business;

•

our strategic plan, including the Aaron’s Business real estate repositioning and consolidation components of that plan, failing to deliver the benefits and outcomes we expect, with respect to improving our Aaron’s Business in particular;

•	increased competition from traditional and virtual lease-to-own competitors, as well as from traditional and on-line retailers and other competitors;

•	financial challenges faced by our franchisees, which we believe may be exacerbated by the COVID-19 pandemic and related governmental or regulatory measures to combat the pandemic;

•	weakening general market and economic conditions, especially as they may affect retail sales, unemployment and consumer confidence or spending levels;

•	uncertainties as to the timing of the separation and whether it will be completed;

•	the risk that the Aaron’s Business and Progressive Leasing business segments will not be separated successfully, or such separation may be more difficult, time-consuming and/or costly than expected;

•	the possibility that various closing conditions for the separation may not be satisfied;

•	the possibility that the operational, strategic and shareholder value creation opportunities from the separation can be achieved;

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•	the failure of the separation to qualify for the expected tax treatment;

•	cybersecurity breaches, disruptions or failures in our information technology systems and our failure to protect the security of personal information about our customers;

•	our ability to attract and retain key personnel;

•	compliance with, or violation of, laws and regulations, including consumer protection laws;

•	our ability to maintain and improve market share in the categories in which we operate despite heightened competitive pressure;

•	our ability to improve operations and realize cost savings;

•	our ability to access capital markets or raise capital, if needed;

•	our ability to protect our intellectual property and other material proprietary rights;

•	changes in our services or products;

•	our ability to acquire and integrate businesses, and to realize the projected results of acquisitions;

•	negative reputational and financial impacts resulting from future acquisitions or strategic transactions;

•	restrictions contained in our debt agreements; and

•	other factors described in this information statement and from time to time in documents that we file with the SEC.

You should read this information statement completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this information statement are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this information statement, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, and changes in future operating results over time or otherwise.

Comparisons of results for current and any prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

THE SEPARATION AND DISTRIBUTION

Overview

On July 29, 2020, Parent announced its intention to separate its Aaron’s Business. The separation will occur by means of a pro rata distribution to Parent shareholders of 100% of the shares of common stock of Aaron’s SpinCo, which was formed to hold the Aaron’s Business. In connection with such distribution, we expect that Parent will change its name to “[●]” and Aaron’s SpinCo will change its name to “[●]”.

On [●], 2020, the Parent Board of Directors approved the distribution of all of Aaron’s SpinCo’s issued and outstanding shares of common stock on the basis of [●] share[s] of Aaron’s SpinCo common stock for every share of Parent common stock held as of the close of business on [●], 2020, the record date for the distribution, subject to the satisfaction or waiver of the conditions to the distribution as described in this information statement.

At [●], Eastern Time on [●], 2020, the distribution date, each Parent shareholder will receive [●] share[s] of Aaron’s SpinCo common stock for every share of Parent common stock held at the close of business on the record date for the distribution, as described below. Parent shareholders will receive cash in lieu of any fractional shares of Aaron’s SpinCo common stock that they would have received after application of this ratio. Parent shareholders will not be required to make any payment, surrender or exchange their shares of Parent common stock or take any other action to receive their shares of Aaron’s SpinCo common stock in the distribution. The distribution of Aaron’s SpinCo common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution.”

Reasons for the Separation

The Parent Board of Directors believes, after consultation with management of Parent and Parent’s third-party legal, financial and other advisors, that separating the Aaron’s Business from the remaining businesses of Parent is in the best interests of Parent and its shareholders for a number of reasons, including:

•

Improved Strategic Focus. The separation will allow Aaron’s SpinCo to more effectively pursue and implement its operating initiatives and will enhance management and the Board’s focus and oversight regarding the Company’s strategic priorities. Those priorities include promoting the Company’s value proposition to attract new customers to our brand, enhancing our customers’ experience through technology, better aligning the Company’s store footprint with its market opportunity, and maintaining a well-capitalized balance sheet and financial profile.

•

Distinct Investment Identity. The separation will give investors greater visibility into the individual operational and financial characteristics of Aaron’s SpinCo and allow market participants to value, invest in, and gain direct exposure to the financial profile that they desire. As a result, we believe that we have the potential to attract new shareholders as well as increased investment from existing Aaron’s, Inc. shareholders.

•

More Efficient Capital Allocation. Through the separation, Aaron’s SpinCo will be able to more efficiently allocate capital according to its strategic priorities, including technology to enhance the omni-channel customer experience and real estate to optimize our market footprint.

•

Attractive Financial Profile. The separation is expected to allow Aaron’s SpinCo to maintain an attractive financial profile driven by low debt and robust free cash flows. Through an independent, low-leverage balance sheet, Aaron’s SpinCo expects to fully utilize its flexible capital structure to execute its strategies and deliver sustainable, long-term growth.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

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The Parent Board of Directors also considered a number of potentially negative factors in evaluating the separation, including the increased administrative costs, potential business disruptions resulting from the time and effort required of management to separate the businesses, increased costs resulting from operating as an independent, publicly traded company, one-time costs related to the separation, risk of increased competition from virtual LTO companies, risks relating to a failure to achieve the anticipated benefits of the separation and potential volatility in our stock price immediately following the separation. In determining to pursue the separation, the Parent Board of Directors concluded that the potential benefits of the separation significantly outweighed these costs and risks and determined that the separation provided the best opportunity to enhance shareholder value. For additional information, see the section entitled “Risk Factors” included elsewhere in this information statement.

Formation of Aaron’s SpinCo and Internal Reorganization

Aaron’s SpinCo was formed in Georgia on August 10, 2020 for the purpose of holding the Aaron’s Business. As part of the plan to separate the Aaron’s Business from the remainder of its businesses, and in connection with the internal reorganization, Parent plans to transfer the equity interests of certain entities that operate the Aaron’s Business and the assets and liabilities of the Aaron’s Business to us prior to the distribution.

Following the completion of the internal reorganization and immediately prior to the distribution, Aaron’s SpinCo will be the parent company of the entities that operate the Aaron’s Business, including our Woodhaven subsidiary, which manufactures a significant portion of the bedding and upholstered furniture that we lease and sell through our company-operated and franchised stores and our Aarons.com e-commerce platform. Parent (through subsidiaries other than Aaron’s SpinCo and its subsidiaries) will remain the parent company of the entities that operate the Progressive Leasing and Vive business segments.

The diagram below shows the simplified current structure of Parent:

This diagram has been simplified for illustrative purposes and does not set forth all affiliated entities, including intermediate subsidiaries.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

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The diagram below shows what we expect will be the simplified structure of each of Aaron’s SpinCo and Parent after completion of the internal reorganization, the separation and the distribution, and the expected name changes of Aaron’s SpinCo to “[●]” and Parent to “[●].”

This diagram has been simplified for illustrative purposes and does not set forth all affiliated entities, including intermediate subsidiaries.

When and How You Will Receive the Distribution

With the assistance of Computershare, the distribution agent for the distribution, Parent expects to distribute Aaron’s SpinCo common stock at [●], Eastern Time on [●], 2020, the distribution date, to all holders of outstanding Parent common stock as of the close of business on [●], 2020, the record date for the distribution. Computershare, which currently serves as the transfer agent and registrar for Parent common stock, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for Aaron’s SpinCo common stock.

If you own Parent common stock as of the close of business on the record date for the distribution, the shares of Aaron’s SpinCo common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, Computershare will then mail you a direct registration account statement that reflects your shares of Aaron’s SpinCo common stock. If you hold your Parent shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Aaron’s SpinCo shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell Parent common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Aaron’s SpinCo common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your Parent common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Aaron’s SpinCo common stock that have been registered in book-entry form in your name.

Most Parent shareholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm is said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Parent common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Aaron’s SpinCo common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

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Transferability of Shares You Receive

Shares of Aaron’s SpinCo common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers, directors or principal shareholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of Aaron’s SpinCo common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of Shares of Aaron’s SpinCo Common Stock You Will Receive

For every share of Parent common stock that you own at the close of business on [●], 2020, the record date for the distribution, you will receive [●] share[s] of Aaron’s SpinCo common stock on the distribution date. Parent will not distribute any fractional shares of Aaron’s SpinCo common stock to its shareholders. Instead, if you are a registered holder, Computershare, the distribution agent, will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by Parent or Aaron’s SpinCo, will determine when, how, and through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Parent or Aaron’s SpinCo and the distribution agent is not an affiliate of either Parent or Aaron’s SpinCo. Neither Aaron’s SpinCo nor Parent will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The aggregate net cash proceeds of these sales of fractional shares will be taxable for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” for an explanation of the material U.S. federal income tax consequences of the distribution. If you hold physical certificates for shares of Parent common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the payment of the aggregate net cash proceeds. If you hold your shares of Parent common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Treatment of Equity Based Compensation

Information regarding the treatment of equity-based compensation will be included in an amendment to this information statement.

Results of the Distribution

After the distribution, Aaron’s SpinCo will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on [●], 2020, the record date for the distribution, and will reflect any exercise of Parent options between the date the Parent Board of Directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of Parent common stock or any rights of Parent shareholders. Parent will not distribute any fractional shares of Aaron’s SpinCo common stock.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

We will enter into a separation agreement and other related agreements with Parent before the distribution to effect the separation and provide a framework for our relationship with Parent after the separation. These agreements will provide for the allocation between Parent and Aaron’s SpinCo of Parent assets, liabilities and obligations (including employee benefits, intellectual property, and tax-related assets and liabilities) associated with the Aaron’s Business and will govern the relationship between Parent and Aaron’s SpinCo after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions.”

Market for Aaron’s SpinCo Common Stock

There is currently no public trading market for Aaron’s SpinCo common stock. Aaron’s SpinCo intends to apply to list its common stock on the NYSE under the symbol “[●].” Parent expects to change its stock symbol from “AAN” to “[●]” upon completion of the separation. Aaron’s SpinCo has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

We cannot predict the price of Aaron’s SpinCo common stock after the distribution. In fact, the combined trading prices, after the distribution, of the shares of Aaron’s SpinCo common stock that each Parent shareholder will receive in the distribution and shares of Parent common stock held at the record date for the distribution may not equal the “regular-way” trading price of the Parent common stock immediately prior to the distribution. The price at which Aaron’s SpinCo common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Aaron’s SpinCo common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Ownership of Our Common Stock.”

Incurrence of Debt

Aaron’s SpinCo does not intend to incur new indebtedness prior to or concurrent with the separation. Information with respect to our incurrence of debt will be included in an amendment to this information statement. For more information, see “Description of Material Indebtedness.”

Trading Between the Record Date and Distribution Date

Beginning on or about the record date for the distribution and continuing up to and including the distribution date, Parent expects that there will be two markets for shares of Parent common stock: a “regular-way” market and an “ex-distribution” market. Shares of Parent common stock that trade on the “regular-way” market will trade with an entitlement to shares of Aaron’s SpinCo common stock to be distributed pursuant to the separation. Shares of Parent common stock that trade on the “ex-distribution” market will trade without an entitlement to shares of Aaron’s SpinCo common stock to be distributed pursuant to the distribution. Therefore, if you sell shares of Parent common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Aaron’s SpinCo common stock in the distribution. If you own Parent common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including the distribution date, you will receive the shares of Aaron’s SpinCo common stock that you are entitled to receive pursuant to your ownership of shares of Parent common stock as of the record date.

Furthermore, beginning on or about the record date for the distribution and continuing up to and including the distribution date, we expect that there will be a “when-issued” market in shares of Aaron’s SpinCo common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Aaron’s SpinCo common stock that will be distributed to holders of shares of Parent common stock on the distribution date. If you owned Parent common stock at the close of business on the record date for the distribution, you would be entitled to shares of Aaron’s SpinCo common stock distributed pursuant to the distribution. You may trade this

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Pursuant to 17 C.F.R. Section 200.83

entitlement to shares of Aaron’s SpinCo common stock, without trading shares of Parent common stock you own, on the “when-issued” market, but your transaction will not settle until after the distribution date. On the first trading day following the distribution date, “when-issued” trading with respect to shares of Aaron’s SpinCo common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

The distribution will be effective at [●], Eastern Time on [●], 2020 which is the distribution date, provided that the conditions set forth in the separation agreement have been satisfied (or waived by Parent in its sole and absolute discretion), including, among others:

•	the transfer of assets and liabilities from Parent to Aaron’s SpinCo shall be completed in accordance with the separation agreement that Parent and we will enter into prior to the distribution;

•

Parent shall have received an opinion of tax counsel satisfactory to the Parent Board of Directors regarding the qualification of the distribution, together with certain related transactions, as transactions that are generally tax-free under Section 355 and Section 368(a)(1)(D) of the Code;

•

an independent appraisal firm acceptable to Parent shall have delivered one or more opinions to the Parent Board of Directors at the time or times requested by the Parent Board of Directors confirming the solvency and financial viability of Parent before the consummation of the distribution and each of Parent and Aaron’s SpinCo after the consummation of the distribution, such opinions shall have been acceptable to Parent in form and substance in Parent’s sole discretion and such opinions shall not have been withdrawn or rescinded;

•

the SEC shall have declared effective our registration statement on Form 10, of which this information statement forms a part, and this information statement shall have been made available to Parent shareholders;

•

all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority;

•	the transaction agreements relating to the separation that Parent and we will enter into prior to the distribution shall have been duly executed and delivered by the parties;

•

no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

•	the shares of Aaron’s SpinCo common stock to be distributed shall have been approved for listing on the NYSE, subject to official notice of distribution;

•	we shall have entered into the financing transactions described in this information statement that are contemplated to occur on or prior to the date of the separation and distribution; and

•

no event or development shall have occurred or exist that, in the judgment of Parent Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution and other related transactions.

We cannot assure you that any or all of these conditions will be met. Parent will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution and the distribution date, and the distribution ratio. Parent will also have sole and absolute discretion to waive any of the conditions to the distribution. Parent does not intend to notify its shareholders of any modifications to the terms of the separation or distribution that, in the judgment of its Board of Directors, are not material. To the extent that the Parent Board of Directors determines that any modifications by Parent materially change the material terms of the

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

distribution, Parent will notify Parent shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

No Appraisal Rights

Under the Georgia Business Corporation Code (the “Georgia Business Code”), Parent shareholders will not have appraisal rights in connection with the distribution.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

Any declaration, timing and payment of future dividends to holders of Aaron’s SpinCo common stock will be at the discretion of our Board of Directors and will depend on many factors, including, but not limited to, our financial condition, earnings, opportunities to retain future earnings for use in the operation of our business and to fund future growth, capital requirements, debt service obligations, regulatory constraints, statutory and contractual restrictions applying to the payment of dividends and other factors deemed relevant by our Board of Directors. The terms of our indebtedness may restrict us from paying dividends, or may restrict our subsidiaries from paying dividends to us. Under Georgia law, dividends may not be payable if, after giving effect to the dividends, the corporation would not be able to pay its debts as they become due, or the corporation’s total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. See “Description of Material Indebtedness” and “Description of Our Capital Stock—Common Stock.” Moreover, if we determine to pay any dividend in the future, there can be no assurance that we will continue to pay such dividends or the amount of such dividends.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table provides our capitalization as of December 31, 2019, on a historical combined basis and on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma financial information. The information below is not necessarily indicative of what our capitalization would have been had the separation and distribution been completed as of December 31, 2019 and is not indicative of our future capitalization. This table should be read in conjunction with our “Unaudited Pro Forma Condensed Combined Financial Statements,” “Selected Historical Combined Financial Data of Aaron’s SpinCo, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our Combined Financial Statements and notes thereto included in the “Index to Financial Statements” of this information statement.

	As of December 31, 2019
(In Thousands)	Actual	Pro Forma (Unaudited)
Cash and Cash Equivalents	$48,773	$—

Indebtedness:
Current Maturities[1]	83,886	—
Long-Term Debt[2]	257,144	—

Total Indebtedness	341,030	—

Equity:
Common Stock, Par Value $0.50 Per Share: [●] Shares Authorized, [●] Shares Issued and Outstanding, Pro Forma	—	—
Additional Paid-in Capital	—	—
Invested Capital	837,800	—
Accumulated Other Comprehensive Loss	(19)	—

Total Equity	$837,781	$—

Total Capitalization	$1,178,811	$—

[1]

Actual current maturities as of December 31, 2019 reflect $84.3 million of outstanding principal amounts due, including amounts due under finance leases, less $0.4 million of unamortized debt issuance costs.

[2]

Actual long-term debt as of December 31, 2019 reflects $257.7 million of outstanding principal amounts due, including amounts due under finance leases, less $0.6 million of unamortized debt issuance costs.

Aaron’s SpinCo has not yet finalized its capitalization following the separation and distribution. Pro forma financial information reflecting the capitalization of Aaron’s SpinCo following the separation and distribution will be provided in an amendment to this information statement.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF

AARON’S SPINCO, INC.

The following table sets forth certain selected combined financial data of Aaron’s SpinCo. We derived the selected combined statement of earnings data for the years ended December 31, 2019, 2018 and 2017 and the selected combined balance sheet data as of December 31, 2019 and 2018 from our audited combined financial statements, which are included herein. We derived the selected combined statement of earnings data for the years ended December 31, 2016 and 2015 and the selected combined balance sheets data as of December 31, 2017, 2016 and 2015 from the unaudited underlying financial records of Parent, which are not included in this information statement. The historical results set forth below may not be indicative of Aaron’s SpinCo’s future performance as a stand-alone company following the separation and distribution. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and the Combined Financial Statements and the accompanying notes included in the “Index to Financial Statements” section of this information statement.

	Year Ended December 31,
(Dollar Amounts in Thousands)	2019	2018	2017	2016	2015
OPERATING RESULTS
Revenues:
Lease and Retail Revenues	$1,608,832	$1,540,800	$1,460,815	$1,572,645	$1,667,375
Non-Retail Sales	140,950	207,262	270,253	309,446	390,137
Franchise Royalties and Other Revenues	34,695	46,654	50,834	63,948	69,718

	1,784,477	1,794,716	1,781,902	1,946,039	2,127,230

Cost of Revenues:
Cost of Lease and Retail Revenues	559,232	533,974	517,946	577,395	600,908
Non-Retail Cost of Sales	113,229	174,180	241,356	276,608	351,777

	672,461	708,154	759,302	854,003	952,685

Gross Profit	1,112,016	1,086,562	1,022,600	1,092,036	1,174,545
Gross Profit %	62.3%	60.5%	57.4%	56.1%	55.2%
Operating Expenses:
Personnel Expenses	499,993	482,712	460,606	480,879	517,758
Other Operating Expenses, Net	426,774	431,158	382,853	402,731	432,382
Provision for Lease Merchandise Write-Offs	97,903	68,970	59,621	63,871	62,483
Restructuring Expenses, Net	39,990	2,750	17,145	20,218	—

	1,064,660	985,590	920,225	967,699	1,012,623

Operating Profit	47,356	100,972	102,375	124,337	161,922
Interest Expense	(16,967)	(16,440)	(18,151)	(20,688)	(22,809)
Impairment of Investment	—	(20,098)	—	—	—
Other Non-Operating Income (Expense), Net	3,881	(866)	5,416	(864)	518

Earnings Before Income Tax Expense (Benefit)	34,270	63,568	89,640	102,785	139,631
Income Tax Expense (Benefit)	6,171	12,915	(53,278)	34,350	49,778

Net Earnings	$28,099	$50,653	$142,918	$68,435	$89,853

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	Year Ended December 31,
(Dollar Amounts in Thousands)	2019	2018	2017	2016	2015
FINANCIAL POSITION
Cash and Cash Equivalents	$48,773	$12,006	$33,760	$283,113	$9,321
Lease Merchandise, Net	781,598	807,457	720,319	683,486	870,345
Property, Plant and Equipment, Net	207,301	202,753	183,968	189,513	206,508
Total Assets[1]	1,940,331	1,632,812	1,528,140	1,588,143	1,693,513
Debt	341,030	424,752	368,798	450,527	565,133
Invested Capital	837,800	782,996	736,793	670,737	607,540

AT YEAR END (unaudited)
Store Count:
Company-operated Stores	1,167	1,312	1,175	1,165	1,305
Franchised Stores	335	377	551	699	734

Systemwide Stores	1,502	1,689	1,726	1,864	2,039
Lease Agreements in Effect[2]	1,383,400	1,534,900	1,483,600	1,473,000	1,627,900
Number of Employees[2]	10,100	10,800	10,200	10,200	11,400

[1]

In accordance with the adoption of ASC 842, Aaron’s SpinCo, as a lessee, is required to recognize substantially all of its operating leases on the balance sheet as operating lease right-of-use assets and operating lease liabilities. For periods prior to the year ended December 31, 2019, Aaron’s SpinCo’s operating lease right-of-use assets and liabilities are not included on the balance sheet.

[2]	Excludes franchised operations.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements are based on the historical audited combined financial statements of Aaron’s SpinCo included in this information statement and have been adjusted to give effect to the proposed separation and distribution transaction. The combined financial statements of Aaron’s SpinCo include financial information for Aaron’s SpinCo and all of its subsidiaries which generally comprise the historical Aaron’s Business and the historical subsidiaries of Parent that supported that business. The unaudited pro forma condensed combined statements of earnings for the year ended December 31, 2019 give effect to the transaction as if it had occurred on January 1, 2019. These unaudited pro forma condensed combined financial statements, which were prepared in accordance with Article 11 of Regulation S-X, are for illustrative and informational purposes only and do not represent what our financial position or results of operations would have been had the proposed separation and distribution transaction occurred on the dates indicated above, and do not purport to estimate, and should not be considered representative of, our future financial position or results of operations. The unaudited pro forma condensed combined financial statements should be read in conjunction with our historical audited combined financial statements and the related notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.

The unaudited pro forma condensed combined financial statements below reflect adjustments that are (i) directly attributable to the separation and distribution transaction; (ii) factually supportable; and (iii) with respect to the combined statements of earnings, are expected to have a continuing effect on Aaron’s SpinCo’s results of operations.

AARON’S SPINCO, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

	Year Ended December 31, 2019
	Historical	Pro Forma Adjustments	Pro Forma
		(In Thousands)
REVENUES:
Lease and Retail Revenues	$1,608,832
Non-Retail Sales	140,950
Franchise Royalties and Other Revenues	34,695

	1,784,477
COST OF REVENUES:
Cost of Lease and Retail Revenues	559,232
Non-Retail Cost of Sales	113,229

	672,461

GROSS PROFIT	1,112,016
OPERATING EXPENSES
Personnel Costs	499,993
Other Operating Expenses, Net	426,774
Provision for Lease Merchandise Write-Offs	97,903
Restructuring Expenses, Net	39,990

	1,064,660

OPERATING PROFIT	47,356
Interest Expense	(16,967)
Other Non-Operating Income, Net	3,881

EARNINGS BEFORE INCOME TAX EXPENSE	34,270
INCOME TAX EXPENSE	6,171

NET EARNINGS	$28,099

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BUSINESS

The Lease to Own Business Model

The “lease-to-own” (“LTO”) model offers customers an attractive alternative to traditional methods of purchasing home furnishings, electronics, appliances, computers and other consumer goods and accessories. In a standard LTO transaction, the customer has the option to acquire ownership of merchandise over a fixed term, usually 12 to 24 months, typically by making weekly, semi-monthly, or monthly lease payments. The customer also has the option to cancel the agreement at any time without penalty by returning the merchandise to the lessor and only making payments required for the accrued lease period. If the customer leases the item through the completion of the full term, they then obtain ownership of the item. In addition, LTO transactions typically include early ownership options, free delivery and in-home set-up of the merchandise, free repairs when needed, and other benefits.

An LTO agreement provides flexibility, an attractive upfront payment and no long-term commitment, and is available to all customers who qualify, including those who are credit challenged. Other consumers who find the LTO model appealing are those who have a temporary need for merchandise, those who want to try a product at home before committing to the full cost of ownership, and those who, despite access to credit, do not wish to incur additional debt. We believe the LTO value proposition results in high customer loyalty and repeat purchase behavior, which reduces customer acquisition costs and improves customer lifetime value.

LTO businesses benefit from relatively stable, recurring revenues and predictable cash flows provided by pools of lease agreements originated in prior periods. Our recurring revenue streams help insulate the business in times of macro-economic disruption and reduce reliance on current period sales and customer traffic for cash flows as compared to other retailing models. In the calendar year ended December 2019, approximately 88% of the Aaron’s Business’s lease revenue was generated from recurring revenue streams related to our contracted lease payments.

Our Company

We are a leading, technology-enabled, omni-channel provider of LTO and purchase solutions focused on serving the large, credit-challenged segment of the population. Through our portfolio of 1,400 stores and our Aarons.com e-commerce platform, we provide consumers with LTO solutions for the products they need and want, including furniture, appliances, electronics, computers and a variety of other products and accessories. We focus on providing our customers with unparalleled customer service and an attractive value proposition, including low monthly payments and total cost of ownership, high in-store approval rates, lease term flexibility, a wide product selection, free same or next-day delivery and setup, service and product returns, and the ability to pause, cancel or resume lease contracts at any time, with no additional costs to the customer.

Our management team is committed to executing against a core set of strategic priorities to further transform and grow the business:

•	Promote our Value Proposition to Attract New Customers to our Brand

•	Enhance the Customer Experience Through Technology

•	Align our Store Footprint to our Customer Opportunity

•	Maintain a Well-Capitalized Balance Sheet and Attractive Financial Profile

Aaron’s SpinCo Store and Omni-Channel Operations

We currently have stores located in 47 states and Canada, and our portfolio is comprised of 1,085 company-operated locations and 315 franchised locations, which are owned and operated by independent franchisees on a licensed basis. We have developed a distinctive store concept including specific merchandising standards, store

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designs, and flexible pricing terms, all designed to appeal to our customer base. Our typical store layout is a combination of showroom and warehouse space, generally comprising 6,000 to 15,000 square feet. Most stores have at least two trucks for same or next-day last-mile delivery, service and return of product.

We have developed an LTO industry-leading, omni-channel platform that allows the Aaron’s Business to engage customers in ways that are convenient and preferable for them, including digitally streamlined shopping, servicing and payment options. Our e-commerce platform, Aarons.com, offers best-in-class, end-to-end technology with on-line-to-doorstep capabilities, allowing customers to seamlessly browse for merchandise, qualify for a lease, complete the lease transaction, and schedule delivery of their merchandise from any digital device. As a result of our technology-enabled omni-channel strategy, we are attracting more new and younger customers to our brand, with over half of Aarons.com transactions coming from individuals who previously had not shopped at Aaron’s.

We are committed to providing our customers with an exceptional in-store and on-line shopping experience. By leveraging our investments in technology, including Aarons.com, data-enabled lease decisioning, and our omni-channel customer service and payment platforms, we believe that we can serve our existing markets through a more efficient store portfolio while continuing to provide the high level of service our customers expect. We have identified a number of markets where we believe overall store counts can be meaningfully reduced and market economics improved. Concurrent with that optimization strategy, we have begun to roll-out a new Aaron’s Business store concept, which features larger showrooms and/or re-engineered and remodeled store layouts, an increased merchandise selection, technology-enabled shopping and checkout, and a refined operating model. Over the long-term, we believe our new store concept and our market optimization strategy will contribute to earnings growth and better cash flow margins.

With decades of customer lease performance data and recent advancements in analytics, we have developed a proprietary lease approval process with respect to our U.S. company-operated store customers. This process includes an algorithm-enabled, centralized digital decisioning platform, which is designed to improve our customer experience by streamlining and standardizing the lease decisioning process, shortening transaction times, and establishing appropriate lease payment amounts given the customer’s profile. Customers receive lease approval amounts either on-line or in our stores through a quick, convenient process that enables them to shop on Aarons.com or at one of our 1,085 company-operated retail locations. We expect the benefits of our new lease decisioning process to result in better lease performance with fewer delinquencies or defaults.

Our Market Opportunity

Our core customer base is principally comprised of consumers in the United States and Canada with limited access to traditional credit sources. According to Fair Isaacs Corporation, more than 100 million people in the United States either have no credit score or have a score below 650. Historically, during economic downturns, our customer base expands due to tightened credit underwriting by banks and credit card issuers, as well as employment-related factors which may impact customers’ ability to otherwise purchase products from traditional retailers using cash or traditional financing sources. We have stores strategically located in approximately 700 markets across the United States and Canada and are within five miles of 43% of households. Our stores are designed and merchandised to appeal to customers across different types of markets, including urban, suburban and rural markets.

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Competitive Assets

We have a unique set of physical and intangible assets developed over decades in the LTO business, which are difficult, expensive, and time consuming to replicate. We have developed a comprehensive strategy to leverage these assets that we expect will drive long-term cash flow and earnings growth. Specifically, the assets we expect to leverage include:

•	Our brand and physical presence in over 700 markets

With over 65 years in business, the Aaron’s Business is recognized nationwide as a leader in the LTO marketplace. This brand recognition has led to a 70% repeat customer rate for the new leases we enter into, and as of June 30, 2020, we had 1.1 million customers with active leases. The versatility of our business model enables us to successfully serve diverse markets including rural, suburban and urban markets, helping mitigate the impact of local economic disruptions resulting from specific industry economic cycles, weather, and other disruptive events.

•	Industry leading technology and analytics

The Aaron’s Business has invested in technology to improve the customer experience and its operational execution. These investments include platforms for enhanced data analytics, algorithm-led lease approval decisioning, digital customer onboarding, centralized payment processing and a fully transactional e-commerce website. Our technology-enabled platforms simplify the transaction and provide customers with enhanced transparency and flexibility throughout their lease, and provide management with information needed to optimize the financial performance of the business.

•	Management teams with deep industry experience and customer relationships

The Aaron’s Business stores are managed by a group of tenured managers and multi-unit leaders who have deep knowledge of the LTO transaction and operations, as well as experience with our credit challenged customer base. Our high levels of customer service are enhanced by years of relationship building and lease-to-own industry experience that is hard to replicate. Our average management tenure is as follows: 8 years for store managers; 10 years for regional managers; 15 years for divisional vice presidents; and 22 years for our head of stores.

•	Last-mile, reverse logistics and refurbishment capabilities

We have approximately 2,300 delivery trucks located throughout our network enabling us to provide last-mile and reverse logistics capabilities in our markets. All Aaron’s Business stores have a dedicated logistics team and infrastructure that enable us to offer our customers complimentary same or next-day delivery, in-home set-up, product repair or replacement services, and reverse logistics for the products our customers obtain from us. Our stores also include refurbishment operations, allowing us to provide pre-leased products for lease or sales in our stores and maximize inventory utilization.

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•	In-house upholstered furniture and bedding manufacturing

Under our Woodhaven Furniture Industries (“Woodhaven”) manufacturing division, we have the capacity to manufacture approximately 1.5 million units per year of furniture and bedding, utilizing over 800,000 square feet of manufacturing capacity in two primary furniture facilities and seven mattress locations. In-house manufacturing provides control over quality and construction, fast response to changing customer tastes and market trends, reduced inventory fulfillment lead times, and mitigation of inventory supply disruptions.

Strategic Priorities

We have developed several strategic priorities that will leverage our competitive strengths and assets, which we expect will lead to a superior customer experience, enhanced market position, and long-term cash flow and earnings growth. Specifically, these strategies are:

•	Promote our value proposition to attract new customers to our brand

We plan to develop innovative marketing campaigns that better illustrate our value proposition to new, existing and previous Aaron’s Business customers. We will utilize traditional and digital marketing communications aimed at educating our target customer about our key competitive advantages. Those advantages include low monthly payments and total cost of ownership, high in-store approval rates, lease term flexibility, a wide product selection, free same or next-day delivery and setup, service and product returns, and the ability to pause, cancel or resume lease contracts at any time with no additional costs to the customer. We believe this value proposition, supported by our advanced omni-channel capabilities and existing infrastructure, differentiates us from competitors and will drive new customers to our e-commerce and in-store platforms.

•	Enhance the customer experience through technology

We intend to further enhance the customer experience by developing new technologies that will give the customer more control over the lease transaction. These technologies include advanced mobile applications, delivery management services and payment platforms that increase flexibility and customization for the customer. These initiatives are designed to provide our customers with the ability to transact, schedule deliveries, request service and manage the payment process though their digital devices. We expect these initiatives to increase repeat business, reduce our customer acquisition cost, improve the performance of our customer lease portfolio, and enhance profitability.

•	Align the store footprint to our customer opportunity

We intend to reduce our 1,085 company-operated stores in existing markets by approximately 300 stores over the next 3-4 years. Through a strategic review of our real estate portfolio, we expect that we can increase profitability and continue to successfully serve our markets through a combination of (a) repositioning, remodeling and consolidating our existing stores and (b) utilizing our growing Aarons.com shopping and servicing platform. We expect this strategy, together with our increased use of technology to better serve our customers, will enable us to reduce store count while retaining a significant portion of our existing customer relationships, attracting new customers and generating positive free cash flow. In addition, we believe there are opportunities to expand to new markets in the future.

In addition to the optimization of our store portfolio, we have also successfully tested a new Aaron’s Business store concept, which features larger showrooms and/or re-engineered and remodeled store layouts, an increased merchandise selection, technology-enabled shopping and checkout, and a refined operating model. We currently have 18 new concept stores open, and they are collectively achieving increased revenue, more new customers, and higher profitability than our legacy stores. We expect to have nearly 100 new concept stores open by the end of 2021.

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•	Maintain a well-capitalized balance sheet and attractive financial profile

We expect that post-separation, we will have $[•] million of funded debt and cash of $[•] million, with additional liquidity through a $[•] million revolving credit facility. In addition to balance sheet flexibility, we expect to generate strong excess cash flow that will allow the Company to fund its operations, pursue strategic acquisitions or other strategic relationships, and return capital to shareholders.

Merchandising Strategy

We employ a merchandising strategy that spans three key product categories: furniture, home appliances and electronics. We have long-term relationships with many well-known and aspirational brands, including Samsung®, GE®, HP®, JBL®, LG®, Simmons®, Lane® and Ashley®. We purchase merchandise directly from manufacturers and local distributors at competitive prices. One of our largest suppliers is our own Woodhaven Furniture Industries manufacturing division, which supplies the majority of the bedding and a significant portion of the upholstered furniture we lease or sell. In recent years, we have strategically focused on growing the revenue contribution of furniture and appliances to align with macro-economic expansion in these categories and attract new customers. In addition, we have expanded our product offerings through expanded aisle capabilities on Aarons.com and our in-store digital shopping platforms. We expect to test potential new products and categories to introduce into our stores and/or our digital and e-commerce platforms, as part of our “test and learn” merchandising strategy. We expect this strategic focus on our existing lines and new products to enhance top line growth and profitability.

The following table shows the percentage of our revenues attributable to different merchandise categories:

	Year Ended December 31,
Aaron’s Business Merchandise Category	2019	2018	2017
Furniture	44%	44%	45%
Home appliances	27%	25%	24%
Electronics	26%	28%	29%
Other	3%	3%	2%

Franchise Strategy

Currently, we have 71 franchisees, who operate a total of 315 franchised store locations. We have existing agreements with our current franchisees to govern the operations of franchised stores. Our standard agreement is for a term of ten years, with one ten-year renewal option, and requires our franchisees to operate in compliance with our policies and procedures. In collaboration with our franchisees, we are able to refine, further develop and test operating standards, marketing concepts and product and pricing strategies that we believe will ultimately benefit our company-operated stores. Franchisees are obligated to remit to us royalty payments of 6% of the weekly cash revenue collections from their stores.

From time to time, we may enter into franchise agreements with new franchisees or purchase store locations from our franchisees. We have purchased 283 store locations from our franchisees since January 1, 2017. We have not entered into a franchise agreement with a new franchisee in more than five years. We will continue to assess opportunities to both acquire existing franchise locations and franchise new markets that we wish to develop.

Manufacturing Strategy

Woodhaven Furniture Industries, our domestic manufacturing division, was established in 1982. Woodhaven consists of two furniture and seven bedding manufacturing facilities totaling approximately 800,000 square feet of manufacturing space. Our in-house manufacturing capabilities help to ensure that during periods of

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supply chain volatility, we are better positioned to provide our stores with suitable inventory to meet customer demand. Substantially all the items Woodhaven produces continues to be leased or sold through our stores, including franchised stores. However, we also manufacture and sell furniture products to other retailers.

Woodhaven produces upholstered living-room furniture (including contemporary sofas, chairs and modular sofa and ottoman collections in a variety of natural and synthetic fabrics) and bedding (including standard sizes of mattresses and box springs). The furniture produced by our integrated manufacturing operations incorporates features that we believe result in enhanced durability and improved shipping processes, as compared to furniture we would otherwise purchase from third parties. These features include (a) standardized components, (b) reduced number of parts and features susceptible to wear or damage, (c) more resilient foam, (d) durable fabrics and sturdy frames that translate to longer life and higher residual value and (e) devices that allow sofas to stand on end for easier and more efficient transport. The division also provides replacement covers for all styles and fabrics of its upholstered furniture, as well as other parts, for use in reconditioning leased furniture that has been returned, so that our stores can continue to offer that furniture to our customers at a relatively lower price point. Furthermore, Woodhaven is also able to generate ancillary income and right-size production by selling furniture to third parties, including large, national retailers. In 2018 and 2019, approximately 15% of Woodhaven’s revenue was generated from sales to third parties.

Operations

Operating Strategy

We have various levels of executive leadership, area directors, and regional managers that oversee our business operations. At the individual store level, the general manager is primarily responsible for managing and supervising all aspects of store operations, including (a) customer relations and account management, (b) deliveries and pickups, (c) warehouse and inventory management, (d) merchandise selection, (e) employment decisions, including hiring, training and terminating store employees and (f) certain marketing initiatives. Store managers also administer the process of returning merchandise including making determinations with respect to inspection, product repair or replacement, sales, reconditioning and subsequent leasing.

Our business philosophy emphasizes safeguarding of our assets, strict cost containment and financial controls. All personnel are expected to monitor expenses to contain costs. All material invoices are approved and paid utilizing Parent’s centralized accounts payable process to enhance financial accountability. That function will remain centralized through our corporate offices following the separation. We believe that careful monitoring of lease merchandise as well as operational expenses enables us to maintain financial stability and profitability.

We use management information systems to facilitate customer orders, collections, merchandise returns and inventory monitoring. Each of our stores is network-linked directly to corporate headquarters enabling us to monitor single store performance on a daily basis. This network system assists the store manager in (a) tracking merchandise on the showroom floor and warehouse, (b) minimizing delivery times, (c) assisting with product purchasing and (d) matching customer needs with available inventory. That network system will remain in place and continue to be used by us following the separation.

Lease Agreement Approval, Renewal and Collection

We have a proprietary lease approval process with respect to our U.S. company-operated store customers through our algorithm-enabled, centralized digital decisioning platform, which is designed to improve our customer experience by streamlining and standardizing the lease decisioning process, shortening transaction times, and establishing appropriate lease payment amounts given the customer’s profile. We believe our use of our centralized digital decisioning platform will provide improved long-term profitability and predictability by aligning the customer’s ability to pay with their payment obligation. In addition to utilizing that decisioning

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platform, our stores may occasionally complete the lease approval process by verifying the applicant’s employment, or other reliable sources of income, and using personal references, which was the approval method used by our stores prior to the implementation of our centralized digital decisioning platform. Generally, our in-store and e-commerce lease agreements require payments in advance, and the merchandise normally is returned if a payment is significantly in arrears.

One of the factors in the success of our operations is timely collections, which are monitored by store managers and employees, and our call center associates. Customers who miss payments are contacted within a few days after their lease payment due dates to encourage them to keep their agreement current. Careful attention to collections is particularly important in lease-to-own operations, where the customer typically has the option to cancel the agreement at any time and each contractually due payment is generally considered a renewal of the agreement. Approximately 83% of the payments that we collect are via a payment card, which reduces our transaction costs and increases our efficiency. We continue to encourage customers to take advantage of the convenience of enrolling in our automatic payment program, as approximately 44% of our customers have done. In addition, we continue to emphasize collections-related compliance training, monitoring, and improvement initiatives, to ensure compliance with federal and state laws and regulations and our internal policies.

Customer Service

A critical component of the success in our operations is our commitment to developing good relationships with our customers. Our goal, therefore, is for our customers to develop a positive experience with us and with our products, service and support from the moment they enter our showrooms or visit our Aarons.com website. We consistently monitor consumer interests and trends to ensure that our business model is aligned with our customers’ needs. We believe that building a relationship with the customer that ensures customer satisfaction is critical because our customers have the option of returning merchandise they lease from us at any time without penalty. We demonstrate our commitment to superior customer service by providing customers with access to products through multiple channels, including Aarons.com and our store-based operations, and through our value proposition which includes high in-store approval rates, wide product selections, fast and free delivery and set-up and customer-focused lease flexibility. We also have demonstrated that commitment through our investments in technology that improve the customer experience, such as centralized lease decisioning, which significantly reduces customer transaction times, and our automatic payment program, which provides our customers with the convenience of not having to come into our stores to make their lease payments.

We believe our strong focus on customer satisfaction generates repeat business and long-lasting relationships with our customers. Our customers receive multiple complimentary service benefits. These benefits vary according to applicable state law but generally include early purchase options, free relocation of product to a new address within a specified geographic area, reinstatement options, product repair or replacement, and other discounts and benefits. To increase leasing transactions, we foster relationships with our existing customers to attract recurring business, and many new agreements are attributable to repeat customers. In 2019, for example, approximately 70% of the new lease agreements we entered into were with repeat customers.

Our store-based operations offer customers the option to obtain a membership in the Aaron’s Club Program (the “Club Program”). The benefits to customers of the Club Program are separated into three general categories: (a) product protection benefits; (b) health & wellness discounts; and (c) dining, shopping and consumer savings. The product protection benefits provide Club Program members with lease payment waivers for up to four months or a maximum of $1,000 on active customer lease agreements if the customer becomes unemployed or ill; replacement of the product if the product is stolen or damaged by an act of God; waiver of remaining lease payments on lease agreements where any member named on the lease agreement dies; and/or product repair or replacement for an extended period after the customer takes ownership. For 2019, approximately one-fourth of our customers elected to participate in our optional Club Program offering.

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Our emphasis on customer service at our store-based operations requires that we develop skilled, effective employees who value our customers and who possess and project a genuine desire to serve our customers’ needs. To meet this requirement, we have created and implemented a comprehensive associate development program for both new and tenured associates.

Our associate development program is designed to train our associates to provide a compliant, consistent and enhanced customer service experience. The primary focus of the associate development program is to equip all associates with the knowledge and skills needed to build strong relationships with our customers and to service customers in a manner that complies with applicable laws, regulations and our Company policies. Our learning and development coaches provide live, interactive instruction via webinars. In addition, associates are provided training through an Intranet-based learning management system that can be accessed at any time. Additionally, we have a management development program for current and future store managers and a leadership development program for our multi-unit managers. Also, we produce and post video-based communications regarding important initiatives on our intranet site.

Distribution for our Store-Based Operations

Our store-based operations utilize our 16 fulfillment centers to control merchandise and offer our customers a wide product assortment. These centers average approximately 124,000 square feet, giving us approximately 2.0 million square feet of logistical capacity, outside of our network of stores.

We believe that our network of fulfillment centers provides us with a strategic advantage over our competitors. Our distribution system allows us to deliver merchandise promptly to our stores to quickly meet customer demand and effectively manage inventory levels. Most of our continental U.S. stores are within a 250-mile radius of a fulfillment center, facilitating timely shipment of products to the stores and fast delivery of orders to customers.

We realize freight savings from bulk discounts and more efficient distribution of merchandise by using fulfillment centers. We use our own tractor-trailers, local delivery trucks and various contract carriers to make weekly deliveries to individual stores.

Marketing and Advertising

Our marketing efforts target potential new customers as well as current and previous customers. We feature brand name furniture, appliance and electronics products which are all available through our lease ownership plans. We reach our customer demographics through a variety of traditional and digital media channels including on-line search, TV, radio, digital video, and direct mail, with a combination of brand and promotional messaging. We continue to test new ways to engage potential customers and identify audience segments that find the lease-to-own solution appealing.

With our fast-growing e-commerce business, we focus heavily on digital marketing including search, display, and social to help drive traffic to both stores and our e-commerce website. Our e-commerce marketing is dynamically managed on a daily basis and is growing as a share of spend relative to traditional marketing channels.

We continue to refine and expand our overall contact strategy to grow our customer base. We test various types of advertising and marketing campaigns and strategies, analyze the results of those tests and, then based on our learnings, refine those campaigns and strategies to attempt to maximize their effectiveness with current and potential customers. By understanding optimal offers and products to promote to current and former customers, along with potential prospects, we look to continue improvements in marketing return on investment. With respect to existing customers, direct mail, email and text messages serve as the primary tools we utilize in our

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marketing strategies. With respect to marketing to potential customers, our primary tools currently include digital and traditional broadcasting, and search advertising.

Competition

We operate in a highly competitive market with competition from national, regional and local operators of lease-to-own stores, virtual lease-to-own companies, traditional and e-commerce retailers (including many that offer layaway programs and title or installment lending), traditional and on-line sellers of used merchandise, and various types of consumer finance companies that may enable our customers to shop at traditional or on-line retailers, as well as with rental stores that do not offer their customers a purchase option. We also compete with retail stores for customers desiring to purchase merchandise for cash or on credit. Competition is based primarily on product selection and availability, customer service and lease rates, store location and terms.

Working Capital

Our lease to own model results in us remaining the owner of merchandise on lease; therefore, our most significant working capital asset is merchandise inventory on lease. Our store-based and e-commerce operations also require us to maintain significant levels of merchandise inventory available for lease to provide the service levels demanded by our customers and to ensure timely delivery of our products. Consistent and dependable sources of liquidity are required to maintain such merchandise levels. We believe our cash on hand, operating cash flows, credit availability under our financing agreements and other sources of financing will be adequate to meet our normal liquidity requirements.

Raw Materials

The principal raw materials we use in furniture manufacturing at Woodhaven are fabric, foam, fiber, wire-innerspring assemblies, plywood, oriented strand board and hardwood. All of these materials are purchased in the open market from unaffiliated sources. We have a diverse base of suppliers; therefore, we are not dependent on any single supplier. The sourcing of raw materials from our suppliers is not overly dependent on any particular country. While we have not had any material interruptions in our manufacturing operations due to COVID-19 related shortages of raw materials, there can be no assurances that disruptions to our supply of raw materials will not become more significant going forward due to the adverse impacts of the pandemic.

Seasonality

Our revenue mix is moderately seasonal. Adjusting for growth, the first quarter of each year generally has higher revenues than any other quarter. This is primarily due to realizing the full benefit of business that historically gradually increases in the fourth quarter as a result of the holiday season, as well as the receipt by our customers in the first quarter of federal and state income tax refunds. Our customers will more frequently exercise the early purchase option on their existing lease agreements or purchase merchandise off the showroom floor during the first quarter of the year. We expect these trends to continue in future periods.

Government Regulation

Our operations are extensively regulated by and subject to the requirements of various federal, state and local laws and regulations, and are subject to oversight by various government agencies. In general, such laws regulate applications for leases, pricing, late charges and other fees, lease disclosures, the content of advertising materials, and certain collection procedures.

Violations of certain provisions of these laws may result in material penalties. We are unable to predict the nature or effect on our operations or earnings of unknown future legislation, regulations and judicial decisions or future interpretations of existing and future legislation or regulations relating to our operations, and there can be

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no assurance that future laws, decisions or interpretations will not have a material adverse effect on our operations, earnings or financial condition.

A summary of certain laws under which we operate follows. This summary does not purport to be a complete summary of the laws referred to below or of all the laws regulating our operations.

Federal regulatory authorities are increasingly focused on the subprime financial marketplace in which the lease-to-own industry operates, and any of these agencies may propose and adopt new regulations, or interpret existing regulations, in a manner that could result in significant adverse changes in the regulatory landscape for businesses such as ours. In addition, with increasing frequency, federal and state regulators are holding businesses like ours to higher standards of training, monitoring and compliance.

From time to time, federal regulatory agencies and state attorneys general have directed investigations or regulatory initiatives toward our industry, or toward certain companies within the industry. For example, in April 2019, we, along with other lease-to-own companies, received a Civil Investigative Demand (“CID”) from the FTC focused on certain transactions involving the contingent purchase and sale of customer lease agreements with other lease-to-own companies, and whether such transactions violated the FTC Act. Although we believe those transactions did not violate any laws and we have not admitted any wrongdoing, in August 2019, the Company reached an agreement with the FTC to resolve the issues raised in that CID. The consent agreement, which was approved and became final on May 12, 2020, prohibits such contingent purchases and sales of customer lease portfolios in the future, but does not require any fine or other payments to the FTC.

In addition to federal regulatory oversight, currently, nearly every state and most provinces in Canada specifically regulate lease-to-own transactions via state or provincial statutes, including states in which we currently operate our stores. Most state LTO laws require lease-to-own companies to disclose to their customers the total number of payments, total amount and timing of all payments to acquire ownership of any item, any other charges that may be imposed and miscellaneous other items. The more restrictive state LTO laws limit the retail price for an item, the total amount that a customer may be charged for an item, or regulate the “cost-of-rental” amount that lease-to-own companies may charge on lease-to-own transactions, generally defining “cost-of-rental” as lease fees paid in excess of the “retail” price of the goods. Our long-established policy in all states is to disclose the terms of our LTO transactions as a matter of good business ethics and customer service. We believe we are in material compliance with the various state LTO laws. At the present time, no federal law specifically regulates the lease-to-own transaction. Federal legislation to regulate the transaction has been proposed from time to time. In addition, certain elements of the business including matters such as collections activity, marketing disclosures to customers and customer contact may be subject to federal laws and regulation.

There has been increased legislative and regulatory attention in the United States, at both the federal and state levels, on financial services products offered to near-prime and subprime consumers in general, which may result in an increase in legislative regulatory efforts directed at the lease-to-own industry. We cannot predict whether any such legislation or regulations will be enacted and what the impact would be on us.

Additional regulations are being developed, as the attention placed on the True Lender Doctrine and consumer debt transactions has grown significantly. We believe we are in material compliance with all applicable laws and regulations. Although we are unable to predict the results of any regulatory initiatives, we do not believe that existing and currently proposed regulations will have a material adverse impact on our business or other operations.

Employees

At [●], Aaron’s SpinCo had approximately [●] employees. None of our employees are covered by a collective bargaining agreement, and we believe that our relations with employees are good. We believe in being

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an inclusive workplace for all of our employees and are committed to having a diverse workforce that is representative of the customers that choose to shop with us in-store or on-line, and the communities in which we operate our businesses. A variety of perspectives enriches our culture, leads to innovative solutions for our business and enables us to better meet the needs of a diverse customer base and reflects the communities we serve. Our aim is to develop inclusive leaders and an inclusive culture, while also recruiting, developing, mentoring, training, and retaining a diverse workforce, including a diverse group of management-level employees. As of December 31, 2019, for the employees that disclosed this information, 32% of our total workforce was female, 23% of management (which we define as manager level employees and higher) was female, 25% of our workforce was comprised of people of color and 32% of management was comprised of people of color.

Our Properties

We lease warehouse and retail store space for most of our store-based operations, call center space, and management and information technology space for corporate functions under operating leases expiring at various times through 2033. Most of the leases contain renewal options for additional periods ranging from one to 20 years or provide for options to purchase the related property at predetermined purchase prices that do not represent bargain purchase options. We also have leased properties for bedding manufacturing, fulfillment centers, and service centers across the United States.

Our principal executive office is located at 400 Galleria Parkway SE, Suite 300, Atlanta, Georgia 30339. Below is a list of our principal facilities that are operational as of the date of this information statement. We believe that our facilities are adequate to support our business, and our properties and equipment have been well maintained.

Location	Primary Use and How Held	Sq. Ft.
Atlanta, Georgia	Executive/Administrative Offices – Leased	72,000

Kennesaw, Georgia	Administrative Offices – Leased	115,000

Various properties in Cairo and Coolidge, Georgia	Furniture Manufacturing, Furniture Parts Warehouse, Administration and Showroom – Primarily Owned	738,000

Legal Proceedings

From time to time, we are party to various legal proceedings arising in the ordinary course of business. While any proceeding contains an element of uncertainty, we do not currently believe that any of the outstanding legal proceedings to which we are a party will have a material adverse impact on our business, results of operations or financial condition. However, an adverse resolution of a number of these items may have a material adverse impact on our business, results of operations or financial condition.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion is a summary of the key factors management considers necessary in reviewing Aaron’s SpinCo’s historical-basis results of operations, operating segment results, and liquidity and capital resources. Statements in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) that are not historical may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

You should read the following MD&A in conjunction with the audited Combined Financial Statements and corresponding notes and the Unaudited Pro Forma Condensed Combined Financial Statements and corresponding notes included elsewhere in this information statement. This MD&A contains forward-looking statements and the matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please see “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Unless the context otherwise requires or we specifically indicate otherwise, references to “Parent” refer to Aaron’s, Inc. prior to the completion of the holding company formation transaction described herein and to Aaron’s Holdings Company, Inc. following completion of the holding company formation transaction described herein. References to “Aaron’s SpinCo,” “we,” “us,” “our,” “our Company,” and “the Company” refer to Aaron’s SpinCo, Inc., currently a wholly-owned subsidiary of Parent, that will hold directly or indirectly the assets and liabilities historically associated with Parent’s Aaron’s Business segment (the “Aaron’s Business”) as of the separation and distribution date, and for which historical amounts herein include revenues and costs directly attributable to Aaron’s SpinCo and an allocation of expenses related to certain Parent corporate functions.

We describe in this MD&A the business to be held by us after the separation as if it were our business for all historical periods described. However, we are an entity that will not have independently conducted operations before the separation. References in this MD&A to our historical assets, liabilities, products, business or activities generally refer to the historical assets, liabilities, products, businesses or activities of the Aaron’s Business as it was conducted as part of Parent before the separation that will be held directly or indirectly by Aaron’s SpinCo immediately following the separation and distribution transaction described herein. Unless the context otherwise requires or we specifically indicate otherwise, the information included in this MD&A about Aaron’s SpinCo assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution.

Proposed Holding Company Formation and Spin-off Transaction

Aaron’s, Inc., an existing publicly traded company, is a leading omnichannel provider of lease-to-own (“LTO”) solutions to individual consumers through its Progressive Leasing, Aaron’s Business, and Vive segments. Management of Aaron’s, Inc. intends to create a new holding company structure (the “holding company formation”), in which Aaron’s, Inc. will become a direct, wholly owned subsidiary of a newly formed company, Aaron’s Holdings Company, Inc. The holding company formation is expected to be completed prior to the separation and distribution discussed below. Upon completion of the holding company formation and prior to the completion of the separation and distribution, Aaron’s Holdings Company, Inc. will be the publicly traded parent company of the Progressive Leasing, Aaron’s Business, and Vive segments.

On July 29, 2020, Aaron’s, Inc. announced its intention to separate its Aaron’s Business segment from its Progressive Leasing and Vive segments which would result in two separate companies via a spin-off of a newly

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formed company, Aaron’s SpinCo, Inc., a Georgia corporation. Upon completion of the separation and distribution, Aaron’s SpinCo will be a new, publicly traded company, that is expected to be traded on the NYSE and will be comprised of the existing Aaron’s Business segment. Parent will continue to be traded on the NYSE and will be comprised of the existing Progressive Leasing and Vive segments.

Business Overview

Aaron’s SpinCo is a leading omnichannel provider of LTO solutions that is focused on serving the credit-challenged segment of the population. We provide consumers with LTO and purchase solutions for the products they need and want including furniture, appliances, electronics, computers and a variety of other products and accessories through our company-operated and franchised stores in the United States, Canada and Puerto Rico, as well as through our e-commerce platform, Aarons.com. We focus on providing our customers with unparalleled customer service, a compelling value proposition and flexible leasing options, including the ability to pause, cancel or resume lease contracts at any time, at no additional cost. Our operations also include Woodhaven, which manufactures and supplies the majority of the bedding and a significant portion of the upholstered furniture leased and sold through our stores, including franchised stores.

Recent Restructuring Programs and Franchisee Acquisitions

As a result of our real estate repositioning strategy and other cost-reduction initiatives, we initiated restructuring programs in 2019 and the first half of 2020 to optimize our company-operated store base portfolio. These restructuring programs have resulted or will result in the announced and/or actual closure, consolidation or relocation of 273 company-operated stores throughout 2019 and 2020. We also further rationalized our home office and field support staff, which resulted in a reduction in employee headcount in those areas to more closely align with current business conditions. Throughout 2016, 2017, and 2018, we closed and consolidated 139 underperforming company-operated stores under similar restructuring initiatives. We will continue to evaluate our company-operated store portfolio to determine if we will further rationalize and reposition our store base to better align with marketplace demand. Additional restructuring charges may result from our strategy to reposition and reinvest in our new store concept and operating model to appeal to our target customer market in better, more profitable locations.

During 2017, 2018 and 2019, we acquired substantially all of the assets of the store operations of 111, 152, and 18 franchised stores, respectively. The acquisitions are benefiting our omnichannel platform through added scale, strengthening our presence in certain geographic markets, enhancing operational control, including compliance, and enabling us to execute our business transformation initiatives on a broader scale.

Estimated Separation and Distribution Costs

Parent is incurring incremental costs to evaluate, plan and execute the separation, and Aaron’s SpinCo is allocated a pro rata portion of those costs. Parent estimates those total incremental costs through the effective date of the separation will be in the range of approximately $[●] to $[●], of which approximately $[●] to $[●] will be allocated to Aaron’s SpinCo. Included in that range of incremental costs are debt breakage fees of approximately $[●], of which approximately $[●] will be allocated to Aaron’s SpinCo, as a result of the [●] notice of prepayment to the holders of certain of Parent’s outstanding notes. Also included in this range are new debt issuance costs in the range of approximately $[●] to $[●], all of which will be allocated to Aaron’s SpinCo. These new debt issuance costs are expected to be incurred in conjunction with a new revolving credit agreement that Aaron’s SpinCo is expected to enter into prior to or concurrent with the separation transaction described herein. These estimates of incremental costs related to the separation transaction are based on currently known facts and may change materially as future cost-impacting decisions are made. These estimates do not include costs related to potential tax related charges or potential capital expenditures which may be incurred in connection with the proposed separation transaction. These additional costs could be significant. For the twelve months ended [●], Parent has incurred $[●] in incremental, pre-tax costs related to the separation and distribution

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transactions described herein, of which $[●] were allocated to Aaron’s SpinCo and recorded in other operating expenses, net within the combined statements of earnings and comprehensive income.

Recent Developments and Operational Measures Taken by Us in Response to the COVID-19 Pandemic

As a result of the COVID-19 pandemic, we temporarily closed our showrooms in March 2020 and shifted to e-commerce and curbside service only for all of our company-operated stores to protect the health and safety of our customers and associates, except where such curbside service was prohibited by governmental authorities. Since that time, we have reopened nearly all of our store showrooms, but there can be no assurance that those showrooms will not be closed in future months, or have their operations limited, if, for example, there are localized increases or “second waves” in the number of COVID-19 cases in the areas where our stores are located and, in response, governmental authorities issue orders requiring such closures or limitations on operations, or we voluntarily close our showrooms or limit their operations to protect the health and safety of our customers and associates. Furthermore, we are experiencing disruptions in our supply chain which may impact product availability in some of our stores and, in some situations, we are procuring inventory from alternative sources at higher costs.

The COVID-19 pandemic may adversely impact our business, results of operations, financial condition, liquidity and/or cash flow in future periods. The extent of any such adverse impacts likely would depend on several factors, including (a) the length and severity of the outbreak, including, for example, localized outbreaks or a “second wave” outbreak of COVID-19 cases; (b) the impact of any such outbreaks on our customers, suppliers, and employees; (c) the nature of any government orders issued in response to such outbreaks, including whether we would be deemed essential, and thus, exempt from all or some portion of such orders; (d) whether there is one or more additional rounds of government stimulus in response to the COVID-19 outbreak, as well as the nature, timing and amount of any such stimulus payments; and (e) supply chain disruptions for our business.

The following summarizes significant developments and operational measures taken by us in response to the COVID-19 pandemic:

•

Our primary concern continues to be the health and safety of our associates and customers. Beginning in mid-March, we transitioned nearly all of our office-based associates to working remotely from home, most of whom will continue to do so for the foreseeable future.

•

We understand many of our customers may be experiencing significant family, health, and/or financial challenges. We continue to provide various payment deferment options and/or other alternative payment schedules to customers who are unable to make their lease payments on normal terms.

•

In our company-operated stores, we are following the guidance of health authorities, including requiring associates to wear masks and observe social distancing practices. We have also installed protective plexiglass barriers at check-out counters, implemented enhanced cleaning and sanitization procedures, and reconfigured our showrooms in a manner designed to reduce COVID-19 transmission.

•

In conjunction with the operational adjustments made at our company-operated stores, we accelerated the national rollout of our centralized digital decisioning platform, which is an algorithm-driven lease decisioning tool used in our company-operated stores that is designed to improve our customers’ experiences by streamlining and standardizing the lease application decisioning process, shortening transaction times, and establishing appropriate transaction sizes and lease payment amounts, given the customer’s profile. We completed the national rollout during the second quarter of 2020, and that decisioning platform is now being utilized in all of our company-operated stores in the United States.

•

To assist the franchisees of our business who were facing adverse impacts to their businesses, we offered a royalty fee abatement from March 8, 2020 until May 16, 2020 and modified payment terms on outstanding accounts receivable owed to us by franchisees. In addition, payment terms were temporarily modified for the franchise loan facility under which certain franchisees have outstanding borrowings that are guaranteed by us.

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•

We recognize that during these unprecedented times, it is more important than ever to continue to give back to the communities we serve. Our Woodhaven manufacturing facility in Coolidge, Georgia quickly converted operations to produce personal protection equipment, including masks and gowns, which have been donated to medical and assisted living facilities across the United States. In addition, we have manufactured and supplied mattresses to homeless shelters and economically disadvantaged communities and donated laptop computers to support remote learning for the children of economically challenged families.

Fiscal Year 2019 Highlights

The following summarizes significant highlights from the year ended December 31, 2019:

•

We reported revenues of $1.8 billion in 2019, which was nearly flat compared to 2018. Key factors impacting revenue trends year-over-year include the net reduction of 145 company-operated stores during 2019, offset by the acquisitions of various franchisees in 2018. Same store revenues were flat in 2019 compared to 2018.

•

Earnings before income taxes decreased to $34.3 million compared to $63.6 million in 2018. Earnings before income taxes during 2019 includes restructuring charges of $40.0 million related to the closure and consolidation of stores, $7.4 million in gains from the sale of various real estate properties and gains on insurance recoveries of $4.5 million.

Also contributing to the decrease in earnings before income taxes was a higher provision for lease merchandise write-offs as a percentage of lease revenues and fees, which increased to 6.2% in 2019 compared to 4.6% in 2018. The increase was due to lower collections activity resulting from the redeployment of store labor towards enhanced sales activities, an increase in the number and type of promotional offerings, higher ticket leases, store closure activity and an increasing mix of e-commerce as a percentage of revenues.

•	We generated cash from operating activities of $186.0 million in 2019 compared to $186.5 million in 2018.

Key Metrics

Company-operated and franchised store activity (unaudited) is summarized as follows:

	2019	2018	2017
Company-operated stores
Company-operated stores open at January 1,	1,312	1,175	1,165
Opened	—	—	—
Added through acquisition	18	152	110
Closed, sold or merged	(163)	(15)	(100)

Company-operated stores open at December 31,	1,167	1,312	1,175

Franchised stores
Franchised stores open at January 1,	377	551	699
Opened	—	2	1
Purchased from the Company	—	—	—
Purchased by the Company	(18)	(152)	(111)
Closed, sold or merged	(24)	(24)	(38)

Franchised stores open at December 31,	335	377	551

Same Store Revenues. We believe that changes in same store revenues are a key performance indicator of Aaron’s SpinCo. For the year ended December 31, 2019, we calculated this amount by comparing revenues for

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the year ended December 31, 2019 to revenues for the year ended December 31, 2018 for all stores open for the entire 24-month period ended December 31, 2019, excluding stores that received lease agreements from other acquired, closed or merged stores. Same store revenues were flat during the 24-month period ended December 31, 2019.

Key Components of Earnings Before Income Taxes

In this management’s discussion and analysis section, we review our combined results. The combined financial statements were prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of Parent. The combined financial statements include all revenues and costs directly attributable to Aaron’s SpinCo and an allocation of expenses related to certain corporate functions. These expenses have been allocated to Aaron’s SpinCo based on direct usage or benefit where specifically identifiable, with the remaining expenses allocated primarily on a pro rata basis using an applicable measure of revenues, headcount or other relevant measures. Aaron’s SpinCo considers these allocations to be a reasonable reflection of the utilization of services or the benefit received. The combined financial statements include assets and liabilities specifically attributable to Aaron’s SpinCo. All intercompany transactions and balances within Aaron’s SpinCo have been eliminated. Transactions between Aaron’s SpinCo and Parent have been included as invested capital within the combined financial statements.

For the years ended December 31, 2019 and the comparable prior year periods, some of the key revenue, cost and expense items that affected earnings before income taxes were as follows:

Revenues. We separate our total revenues into three components: (a) lease and retail revenues; (b) non-retail sales; and (c) franchise royalties and other revenues. Lease and retail revenues primarily include all revenues derived from lease agreements at our company-operated stores and e-commerce platform, the sale of both new and returned lease merchandise from our company-operated stores and revenues from our Aaron’s Club program. Lease and retail revenues are recorded net of a provision for uncollectible accounts receivable related to lease renewal payments from lease agreements with customers. Non-retail sales primarily represent new merchandise sales to our franchisees. Franchise royalties and other revenues primarily represent fees from the sale of franchise rights and royalty payments from franchisees, as well as other related income from our franchised stores. Franchise royalties and other revenues also include revenues from leasing company-owned real estate properties to unrelated third parties, as well as other miscellaneous revenues.

Cost of Lease and Retail Revenues. Cost of lease and retail revenues is primarily comprised of the depreciation expense associated with depreciating merchandise held for lease and leased to customers by our company-operated stores and through our e-commerce platform. Cost of lease and retail revenues also includes the depreciated cost of merchandise sold through our company-operated stores as well as the costs associated with the Aaron’s Club program.

Non-Retail Cost of Sales. Non-retail cost of sales primarily represents the cost of merchandise sold to our franchisees.

Personnel Costs. Personnel costs represents total compensation costs incurred for services provided by employees of Aaron’s SpinCo as well as an allocation of personnel costs for Parent’s corporate and shared function employees.

Other Operating Expenses, Net. Other operating expenses, net includes occupancy costs (including rent expense, store maintenance and depreciation expense related to non-manufacturing facilities), shipping and handling, advertising and marketing, intangible asset amortization expense, professional services expense, bank and credit card related fees, an allocation of Parent general corporate expenses and other miscellaneous expenses. Other operating expenses, net also includes gains or losses on sales of company-operated stores and delivery vehicles, fair value adjustments on assets held for sale, gains or losses on other transactions involving property, plant and equipment, and gains related to property damage and business interruption insurance claim recoveries.

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Provision for Lease Merchandise Write-offs. Provision for lease merchandise write-offs represents charges incurred related to estimated lease merchandise write-offs.

Restructuring Expenses, Net. Restructuring expenses, net primarily represent the cost of real estate optimization efforts and cost reduction initiatives related to the Aaron’s SpinCo home office and field support functions. Restructuring expenses, net are comprised principally of closed store operating lease right-of-use asset impairment and operating lease charges, the impairment of other vacant properties, including the closure of one of our store support buildings, workforce reductions, other impairment charges and reversals of previously recorded restructuring charges.

Interest Expense. Interest expense consists primarily of interest incurred on Parent’s fixed and variable rate debt. All of the interest expense for Parent’s debt obligations has been included within Aaron’s SpinCo’s combined financial statements because Aaron’s, Inc., as the primary obligor for the external debt agreements, is one of the legal entities forming the basis of Aaron’s SpinCo.

Impairment of Investment. Impairment of investment consists of an other-than-temporary loss to fully impair Aaron’s SpinCo’s investment in PerfectHome, a rent-to-own company operating in the United Kingdom.

Other Non-Operating Income (Expense), Net. Other non-operating income (expense), net includes the impact of foreign currency remeasurement, as well as gains and losses resulting from changes in the cash surrender value of company-owned life insurance related to the Parent deferred compensation plan. This activity also includes earnings on cash and cash equivalent investments, as well as the accrual of interest income on Aaron’s SpinCo’s investment in PerfectHome prior to its full impairment.

Results of Operations

Results of Operations—Years Ended December 31, 2019, 2018 and 2017

				Change
	Year Ended December 31,			2019 vs. 2018		2018 vs. 2017
(In Thousands)	2019	2018	2017	$	%	$	%
REVENUES:
Lease and Retail Revenues	$1,608,832	$1,540,800	$1,460,815	$68,032	4.4%	$79,985	5.5%
Non-Retail Sales	140,950	207,262	270,253	(66,312)	(32.0)	(62,991)	(23.3)
Franchise Royalties and Other Revenues	34,695	46,654	50,834	(11,959)	(25.6)	(4,180)	(8.2)

	1,784,477	1,794,716	1,781,902	(10,239)	(0.6)	12,814	0.7
COSTS OF REVENUES:
Cost of Lease and Retail Revenues	559,232	533,974	517,946	25,258	4.7	16,028	3.1
Non-Retail Cost of Sales	113,229	174,180	241,356	(60,951)	(35.0)	(67,176)	(27.8)

	672,461	708,154	759,302	(35,693)	(5.0)	(51,148)	(6.7)

GROSS PROFIT	1,112,016	1,086,562	1,022,600	25,454	2.3	63,962	6.3
Gross Profit %	62.3%	60.5%	57.4%
OPERATING EXPENSES
Personnel Costs	499,993	482,712	460,606	17,281	3.6	22,106	4.8
Other Operating Expenses, Net	426,774	431,158	382,853	(4,384)	(1.0)	48,305	12.6
Provision for Lease Merchandise Write-Offs	97,903	68,970	59,621	28,933	42.0	9,349	15.7
Restructuring Expenses, Net	39,990	2,750	17,145	37,240	nmf	(14,395)	(84.0)

	1,064,660	985,590	920,225	79,070	8.0	65,365	7.1

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				Change
	Year Ended December 31,			2019 vs. 2018		2018 vs. 2017
(In Thousands)	2019	2018	2017	$	%	$	%
OPERATING PROFIT	47,356	100,972	102,375	(53,616)	(53.1)	(1,403)	(1.4)
Interest Expense	(16,967)	(16,440)	(18,151)	(527)	(3.2)	1,711	(9.4)
Impairment of Investment	—	(20,098)	—	20,098	nmf	(20,098)	nmf
Other Non-Operating Income (Expense), Net	3,881	(866)	5,416	4,747	nmf	(6,282)	nmf

EARNINGS BEFORE INCOME TAX EXPENSE (BENEFIT)	34,270	63,568	89,640	(29,298)	(46.1)	(26,072)	(29.1)
INCOME TAX EXPENSE (BENEFIT)	6,171	12,915	(53,278)	(6,744)	(52.2)	66,193	nmf

NET EARNINGS	$28,099	$50,653	$142,918	$(22,554)	(44.5)%	$(92,265)	(64.6)%

nmf—Calculation is not meaningful

Revenues

The following table presents revenue by source for the years ended December 31, 2019, 2018 and 2017:

				Change
	Year Ended December 31,			2019 vs. 2018		2018 vs. 2017
(In Thousands)	2019	2018	2017	$	%	$	%
Lease Revenues and Fees	$1,570,358	$1,509,529	$1,433,350	$60,829	4.0%	$76,179	5.3%
Retail Sales	38,474	31,271	27,465	7,203	23.0	3,806	13.9
Non-Retail Sales	140,950	207,262	270,253	(66,312)	(32.0)	(62,991)	(23.3)
Franchise Royalties and Fees	33,432	44,815	48,278	(11,383)	(25.4)	(3,463)	(7.2)
Other	1,263	1,839	2,556	(576)	(31.3)	(717)	(28.1)

Total Revenues	$1,784,477	$1,794,716	$1,781,902	$(10,239)	(0.6)%	$12,814	0.7%

Year Ended December 31, 2019 Versus Year Ended December 31, 2018

Lease revenues and fees and retail sales increased during 2019 primarily due to the franchisee acquisitions completed during 2018, partially offset by the net reduction of 145 company-operated stores during 2019, resulting from the store repositioning and optimization initiatives. E-commerce revenues were approximately 9% and 7% of total lease revenues and fees during the years ended December 31, 2019 and 2018, respectively.

The decrease in non-retail sales and franchise royalties and fees during 2019 is primarily due to the reduction of 42 franchised stores during the year ended December 31, 2019, and a net reduction of 174 franchised stores during the year ended December 31, 2018.

Year Ended December 31, 2018 Versus Year Ended December 31, 2017

The increase in lease revenues and fees and retail sales during 2018 was the result of the net addition of 147 company-operated stores during the 24-month period ended December 31, 2018. This increase was partially offset by a 1.5% decrease in same store revenues.

The decrease in non-retail sales during 2018 was due to the net reduction of 322 franchised stores during the 24-month period ended December 31, 2018, primarily resulting from the acquisition of various franchisees and also due to decreasing demand for product by franchisees.

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Franchise royalties and fees decreased $3.5 million during 2018 due to the acquisitions of franchisees, as discussed above, partially offset by an increase of $8.6 million related primarily to a new presentation of the advertising fees charged to franchisees. Under the new presentation, those fees are reported as revenue in the combined statements of earnings as a result of our adoption of ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”), on January 1, 2018, rather than being reported as a reduction to other operating expenses, net, which was the presentation used in 2017 in accordance with ASC 605—Revenue Recognition.

Cost of Revenues and Gross Profit

Cost of lease and retail revenues. Information about the components of the cost of lease and retail revenues is as follows:

				Change
	Year Ended December 31,			2019 vs. 2018		2018 vs. 2017
(In Thousands)	2019	2018	2017	$	%	$	%
Depreciation of Lease Merchandise and Other Lease Revenue Costs	$535,208	$514,155	$500,368	$21,053	4.1%	$13,787	2.8%
Retail Cost of Sales	24,024	19,819	17,578	4,205	21.2	2,241	12.7
Non-Retail Cost of Sales	113,229	174,180	241,356	(60,951)	(35.0)	(67,176)	(27.8)

Total Costs of Revenues	$672,461	$708,154	$759,302	$(35,693)	(5.0)%	$(51,148)	(6.7)%

Year Ended December 31, 2019 Versus Year Ended December 31, 2018

Depreciation of lease merchandise and other lease revenue costs. Depreciation of lease merchandise and other lease revenue costs increased due to our acquisitions of 152 franchised stores in 2018, partially offset by lower amounts of lease merchandise resulting from the closure of company-operated stores during 2019.

Gross profit for lease revenues and fees was $1.0 billion and $995.4 million during 2019 and 2018, respectively, which represented a gross profit percentage of 65.9% for both periods.

Retail cost of sales. Retail cost of sales increased due to the franchisee acquisitions completed in 2018, partially offset by the closure of company-operated stores during 2019. Gross profit for retail sales was $14.5 million and $11.5 million during 2019 and 2018, respectively, which represented a gross profit percentage of 37.6% and 36.6% for the respective periods. The improvement in gross profit is primarily due to lower inventory purchase cost during 2019 as compared to 2018, partially offset by higher sales price discounting of pre-leased merchandise during 2019.

Non-retail cost of sales. The decline in non-retail cost of sales in 2019 compared to 2018 is primarily attributable to the net reduction in the number of franchise stores resulting from our acquisitions of various franchisees (as discussed above), and also due to decreasing demand for product by franchisees.

Gross profit for non-retail sales was $27.7 million and $33.1 million during 2019 and 2018, respectively, which represented a gross profit percentage of 19.7% and 16.0% for the respective periods. The improvement in gross profit was driven by lower inventory purchase costs in 2019 as compared to the prior year.

Year Ended December 31, 2018 Versus Year Ended December 31, 2017

Depreciation of lease merchandise and other lease revenue costs. Depreciation of lease merchandise and other lease revenue costs increased due to the acquisition of 111 franchised stores in 2017, partially offset by lower amounts of lease merchandise resulting from the closure of company-operated stores.

Gross profit for lease revenues and fees was $995.4 million and $933.0 million during 2018 and 2017, respectively, which represented a gross profit percentage of 65.9% and 65.1% for the respective periods. The improvement in gross profit was primarily driven by changes in merchandising and pricing strategies in 2018 compared to the prior year period.

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Retail cost of sales. Retail cost of sales increased due to the franchisee acquisitions completed in 2017 and 2018, partially offset by the closure of company-operated stores during 2017. Gross profit for retail sales was $11.5 million and $9.9 million during 2018 and 2017, respectively, which represented a gross profit percentage of 36.6% and 36.0% for the respective periods. The improvement in gross profit is primarily due to lower inventory purchase cost during 2018 as compared to 2017.

Non-retail cost of sales. The decline in non-retail cost of sales in 2018 compared to 2017 is primarily attributable to the net reduction in the number of franchise stores resulting from our acquisitions of various franchisees (as discussed above), and also due to decreasing demand for product by franchisees.

Gross profit for non-retail sales was $33.1 million and $28.9 million during 2018 and 2017, respectively, which represented a gross profit percentage of 16.0% and 10.7% for the respective periods. The improvement in gross profit was driven by lower inventory purchase costs in 2018 as compared to the prior year.

Gross Profit

As a percentage of total revenues, gross profit improved sequentially to 62%, 61% and 57% in 2019, 2018 and 2017, respectively, due to the decline in lower margin non-retail sales and an increase in higher margin lease revenues resulting from our franchise acquisitions in 2017 and 2018 and, to a lesser extent, lower inventory purchase costs.

Operating Expenses

Year Ended December 31, 2019 Versus Year Ended December 31, 2018

Personnel costs. Personnel costs increased by $17.3 million due to the addition of employees needed to plan and implement our business transformation initiatives, and also due to the acquisition of 152 franchised stores during 2018, partially offset by the reduction of store support center and field support staff from our restructuring programs in 2018 and 2019.

Provision for lease merchandise write-offs. The provision for lease merchandise write-offs as a percentage of lease revenues and fees increased to 6.2% in 2019 compared to 4.6% in 2018. This increase in 2019 is due to the lower collections activity resulting from the redeployment of store labor towards enhanced sales activities, an increase in the number and type of promotional offerings, higher ticket leases, store closure activity and an increasing mix of e-commerce as a percentage of revenues.

Restructuring expenses, net. Restructuring activity for the year ended December 31, 2019 resulted in expenses of $40.0 million, which were primarily impairments as a result of operating lease right-of-use assets and operating lease charges on closed stores, the impairment of vacant store properties, including the closure of one of our store support buildings, workforce reductions, and other impairment charges.

Year Ended December 31, 2018 Versus Year Ended December 31, 2017

Personnel costs. Personnel costs increased by $22.1 million due to the acquisitions of 111 franchised stores during 2017 and 152 franchised stores during 2018 and hiring to support strategic operating and business improvement initiatives, partially offset by the closure and consolidation into more successful stores of underperforming stores and a reduction of home office and field support staff from our restructuring programs in 2017 and 2018.

Provision for lease merchandise write-offs. The provision for lease merchandise write-offs as a percentage of lease revenues increased to 4.6% in 2018 compared to 4.2% in 2017.

Restructuring expenses, net. In connection with the announced closure and consolidation of underperforming company-operated stores and workforce reductions in our field support operations, net restructuring charges of $2.8 million and $17.1 million were incurred during the years ended December 31, 2018

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and December 31, 2017, respectively. Restructuring activity during 2018 was primarily comprised of $2.1 million related to changes in estimates to our store contractual lease obligations for closed stores and $0.6 million related to workforce reductions. Restructuring activity during 2017 was primarily comprised of $13.4 million related to contractual lease obligations for closed stores, $2.7 million related to workforce reductions, and $1.4 million primarily related to the write-down to fair value, less estimated selling costs, of land and buildings from stores closed under the restructuring program and impairment of store property, plant and equipment.

Other Operating Expenses, Net

Information about certain significant components of other operating expenses, net is as follows:

				Change
	Year Ended December 31,			2019 vs. 2018		2018 vs. 2017
(In Thousands)	2019	2018	2017	$	%	$	%
Occupancy Costs	188,874	186,897	166,794	1,977	1.1	20,103	12.1
Shipping and Handling	74,264	75,211	67,299	(947)	(1.3)	7,912	11.8
Advertising Costs	37,056	33,312	28,720	3,744	11.2	4,592	16.0
Intangible Amortization	13,294	10,722	3,878	2,572	24.0	6,844	nmf
Professional Services	22,357	21,745	20,823	612	2.8	922	4.4
Bank and Credit Card Related Fees	16,961	17,206	15,091	(245)	(1.4)	2,115	14.0
Gains on Insurance Recoveries	(4,520)	(1,094)	—	(3,426)	nmf	(1,094)	nmf
Gains on Asset and Store Dispositions and Assets Held For Sale, net	(7,714)	(439)	(694)	(7,275)	nmf	255	36.7
Other Miscellaneous Expenses, net	86,202	87,598	80,942	(1,396)	(1.6)	6,656	8.2

Other Operating Expenses, net	$426,774	$431,158	$382,853	$(4,384)	(1.0)%	$48,305	12.6%

nmf—Calculation is not meaningful

Year Ended December 31, 2019 Versus Year Ended December 31, 2018

As a percentage of total revenues, other operating expenses, net decreased to 23.9% in 2019 from 24.0% in 2018.

Occupancy costs increased primarily due to the acquisition of franchisee stores, partially offset by the closure of other stores as part of our real estate repositioning and restructuring actions.

Advertising costs increased during 2019 due to our rebranding campaign and direct response marketing initiatives.

Intangible amortization expense increased primarily due to additional intangible assets recorded as a result of the acquisitions of 152 franchised stores during 2018.

In 2019, other operating expenses, net included gains from the sale and subsequent leaseback of various real estate properties of $7.4 million, as well as gains on insurance recoveries of $4.5 million related to payments received from insurance carriers for Hurricanes Harvey and Irma property and business interruption claims in excess of the related property insurance receivables. In 2018, other operating expenses, net included gains on insurance recoveries of $1.1 million related primarily to damages we incurred in 2017 from Hurricanes Harvey and Irma.

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Year Ended December 31, 2018 Versus Year Ended December 31, 2017

As a percentage of total revenues, other operating expenses, net increased to 24.0% in 2018 from 21.5% in 2017.

Occupancy costs increased primarily due to higher store maintenance expenses and the acquisition of franchisee stores, partially offset by the closure of underperforming stores as part of our restructuring actions.

Shipping and handling expense increased due to a shortage of trucking labor in relation to marketplace demand and higher fuel costs.

Advertising costs increased primarily due to the new presentation of the advertising fees charged to franchisees beginning in 2018 resulting from our adoption of Topic 606. Under that new presentation, those fees are to be reported on a gross basis as revenue and as advertising costs in the combined statements of earnings, rather than being reported as a net reduction to other operating expenses, net, which was the presentation used in 2017 in accordance with ASC 605—Revenue Recognition.

Intangible amortization expense increased primarily due to additional intangible assets recorded as a result of the acquisitions of 111 franchised stores during 2017 and 152 franchised stores during 2018.

In 2018, other operating expenses, net included gains on insurance recoveries of $1.1 million related primarily to damages incurred in 2017 from Hurricanes Harvey and Irma.

Operating Profit

Interest expense. Interest expense increased to $17.0 million in 2019 from $16.4 million in 2018 due primarily to a higher outstanding debt balance during 2019. Interest expense decreased to $16.4 million in 2018 from $18.2 million in 2017 due primarily to an average lower outstanding debt balance throughout 2018.

Impairment of investment. During the year ended December 31, 2018, we recorded an other-than-temporary loss of $20.1 million to impair our remaining outstanding investment in PerfectHome, a rent-to-own company in the United Kingdom.

Other non-operating income (expense), net. Other non-operating income (expense), net includes (a) the impact of foreign currency remeasurement; (b) net gains and losses resulting from changes in the cash surrender value of company-owned life insurance related to the Parent deferred compensation plan; and (c) interest income consisting primarily of earnings on cash and cash equivalent investments, as well as the accrual of interest income on Aaron’s SpinCo’s investment in PerfectHome prior to its full impairment. Foreign currency remeasurement net losses resulting from changes in the value of the U.S. dollar against the British pound and Canadian dollar were not significant in 2019 or 2018 and resulted in gains of $2.1 million during 2017. The changes in the cash surrender value of Company-owned life insurance resulted in net gains of $2.1 million and $1.5 million during 2019 and 2017, respectively, and net losses of $1.2 million during 2018. Interest income increased to $1.8 million in 2019 from $0.5 million in 2018 due to higher cash and cash equivalent balances through 2019. Interest income decreased to $0.5 million in 2018 from $1.8 million in 2017 primarily due to the discontinuation of accruing interest income related to the PerfectHome Notes effective April 1, 2017 and also due to lower cash and cash equivalent balances throughout 2018.

Income Tax Expense

Year Ended December 31, 2019 Versus Year Ended December 31, 2018

Income tax expense decreased to $6.2 million for the year ended December 31, 2019 compared to $12.9 million for 2018 due to a decrease in earnings before income taxes and a decrease in the effective tax rate to 18.0% in 2019 from 20.3% in 2018. The decrease in the effective tax rate was primarily driven by the impact of federal tax credits on earnings before income taxes.

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Year Ended December 31, 2018 Versus Year Ended December 31, 2017

The Company recorded income tax expense of $12.9 million for 2018, which resulted in an effective tax rate of 20.3%. The Company recorded a net income tax benefit of $53.3 million for 2017, which was the result of the Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “Tax Act”). The Tax Act, among other things, (a) lowered the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018; (b) provided for 100% expense deduction of certain qualified depreciable assets, including lease merchandise inventory, purchased after September 27, 2017 (but would be phased down starting in 2023); and (c) failed to extend the manufacturing deduction that expired in 2017 under the terms of previous tax law. The remeasurement of the Company’s net deferred tax liabilities, in connection with the lower U.S. corporate income tax rate under the Tax Act, resulted in an $83.7 million non-cash income tax benefit recorded during the year ended December 31, 2017.

Overview of Financial Position

The primary changes in the combined balance sheets from December 31, 2018 to December 31, 2019, include:

•	Cash and cash equivalents increased $36.8 million to $48.8 million at December 31, 2019. For additional information, refer to the “—Liquidity and Capital Resources” section below.

•	Lease merchandise decreased $25.9 million due primarily to the impacts of the 2019 store closures.

•

As a result of the adoption of ASC 842 as of January 1, 2019, the Company has operating lease right-of-use assets and operating lease liabilities of $305.3 million and $335.8 million, respectively, as of December 31, 2019.

•

Accounts payable and accrued expenses decreased $21.8 million. This decrease is primarily due to the transition to ASC 842, which resulted in the remaining balances of the Company’s deferred rent, lease incentives, and closed store reserve, which were previously recorded within accounts payable and accrued expenses, being reclassified as a reduction to the operating lease right-of-use asset in the accompanying combined balance sheets.

•

Debt decreased $83.7 million to $341.0 million at December 31, 2019 due primarily to scheduled repayments of $60.0 million on our unsecured notes and net repayments of $21.6 million on our term loan and revolving credit facility. Refer to the “—Liquidity and Capital Resources” section below for further details regarding the Company’s financing arrangements.

Liquidity and Capital Resources

General

Our primary capital requirements consist of (a) buying merchandise; (b) purchases of property, plant and equipment, including leasehold improvements for our new store concept and operating model; (c) expenditures for acquisitions, including franchisee acquisitions; (d) expenditures related to corporate operating activities; (e) personnel expenditures; (f) income tax payments; and (g) servicing outstanding debt obligations. Our capital requirements have been financed through:

1.	cash flows from operations;

2.	private debt offerings;

3.	bank debt; and

4.	Parent’s stock offerings.

As of December 31, 2019, Aaron’s SpinCo had $48.8 million of cash and $386.2 million of availability under the Aaron’s, Inc. revolving credit facility.

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Cash Provided by Operating Activities

Cash provided by operating activities was $186.0 million, $186.5 million and $110.2 million during the years ended December 31, 2019, 2018 and 2017, respectively.

The $0.6 million decrease in operating cash flows in 2019 as compared to 2018 was primarily driven by net income tax refunds of $4.6 million during 2019 compared to net income tax refunds of $46.3 million in 2018, offset by lower lease merchandise purchases during 2019 as compared to 2018.

The $76.4 million increase in operating cash flows in 2018 as compared to 2017 was primarily driven by net tax refunds of $46.3 million during the year ended December 31, 2018 compared to net tax payments of $58.8 million during the year ended December 31, 2017. The Tax Act changed previous tax laws by providing for 100% expense deduction of the Company’s lease merchandise inventory purchased by the Company after September 27, 2017. As a result of the Tax Act not being enacted until December 22, 2017, the Company made more than the required estimated federal tax liability payments throughout 2017 and therefore qualified for and received a refund related to 2017 income tax payments during the year ended December 31, 2018.

Other changes in cash provided by operating activities are discussed above in our discussion of results for the years ended December 31, 2019, 2018 and 2017.

Cash Used in Investing Activities

Cash used in investing activities was $76.2 million, $246.0 million and $177.4 million during the years ended December 31, 2019, 2018 and 2017, respectively.

The $169.8 million decrease in investing cash outflows in 2019 as compared to 2018 was primarily due to: (a) cash outflows of $14.3 million for the acquisitions of businesses and contracts throughout 2019 as compared to cash outflows of $189.9 million for the acquisitions of businesses and contracts throughout 2018 and (b) $7.0 million of higher proceeds from the sale of property, plant and equipment in 2019 as compared to 2018; partially offset by (c) $12.8 million of additional cash outflows related to the purchase of property, plant and equipment and leasehold improvements in 2019 as compared to 2018.

The $68.6 million increase in investing cash outflows in 2018 as compared to 2017 was primarily due to: (a) cash outflows of $189.9 million for the acquisitions of businesses and contracts throughout 2018 as compared to cash outflows of $145.6 million for the acquisitions of businesses and contracts through 2017 and (b) $18.8 million higher cash outflows for purchases of property, plant and equipment and leasehold improvements in 2018 as compared to 2017.

Cash (Used in) Provided by Financing Activities

Cash used in financing activities was $73.1 million and $182.2 million during the years ended December 31, 2019 and 2017, respectively, as compared to cash provided by financing activities of $37.9 million during the year ended December 31, 2018.

The $111.0 million change in financing cash flows in 2019 as compared to 2018 was primarily due to net repayments of outstanding debt of $84.5 million in 2019 as compared to net borrowings of $55.9 million in 2018, partially offset by net transfers from Parent of $11.4 million in 2019 as compared to net transfers to Parent of $17.5 million in 2018.

The $220.1 million change in financing cash flows in 2018 as compared to 2017 was primarily due to net borrowings of $55.9 million in 2018 as compared to net repayments of outstanding debt of $87.5 million in 2017 and $74.0 million in lower transfers to Parent in 2018 as compared to 2017.

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Debt Financing

All of Parent’s debt obligations as of December 31, 2019 have been included within Aaron’s SpinCo’s combined financial statements because Aaron’s, Inc., as the primary obligor for the external debt agreements, is one of the legal entities forming the basis of Aaron’s SpinCo. As of December 31, 2019, $219.4 million in term loans were outstanding under the revolving credit and term loan agreement (the “Credit Agreement”), under which Parent is the borrower. The total available credit under that revolving credit facility as of December 31, 2019 was $386.2 million.

Commitments

Income Taxes. During the year ended December 31, 2019, we received net tax refunds of $4.6 million. During the year ended December 31, 2020, we anticipate making estimated cash payments of $23.0 million for U.S. federal income taxes and $4.0 million for state income taxes.

The Tax Act, which was enacted in December 2017, provides for 100% expense deduction of certain qualified depreciable assets, including lease merchandise inventory, purchased by the Company after September 27, 2017 (but would be phased down starting in 2023). Because of our sales and lease ownership model, in which the Company remains the owner of merchandise on lease, we benefit more from bonus depreciation, relatively, than traditional furniture, electronics and appliance retailers.

We estimate the deferred tax liability associated with bonus depreciation from the Tax Act and the prior tax legislation is approximately $144.0 million as of December 31, 2019, of which approximately 76% is expected to reverse as a deferred income tax benefit in 2020 and most of the remainder during 2021. These amounts exclude bonus depreciation the Company will receive on qualifying expenditures after December 31, 2019.

Leases. We lease warehouse and retail store space for most of our store-based operations, call center space, and management and information technology space for corporate functions under operating leases expiring at various times through 2033, and our stores have an average remaining lease term of approximately three years. Most of the leases contain renewal options for additional periods ranging from one to 20 years. We also lease transportation vehicles under operating and finance leases which generally expire during the next three years. We expect that most real-estate-related leases will be renewed or replaced by other leases in the normal course of business, with the exception of those leases of stores that are included in the real estate repositioning strategy. Approximate future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2019 are shown in the table set forth below under “—Contractual Obligations and Commitments.”

Franchise Loan Guaranty. We guaranteed the borrowings of certain independent franchisees under a franchise loan agreement with one of the banks that is a party to our Credit Agreement. That franchise loan agreement had a total maximum commitment amount of $40.0 million as of December 31, 2019. On January 21, 2020 and February 19, 2020, we further amended the franchisee loan agreement to, among other changes: (a) reduce the maximum facility commitment from $40.0 million to $35.0 million, (b) extend the commitment termination date thereunder from October 22, 2020 to January 20, 2021, (c) amend the definition of adjusted EBITDA to exclude certain charges, and (d) modify certain other terms and conditions. The terms of the franchise loan agreement include an option to further reduce the maximum commitment amount by providing written notice to the lender, which was subsequently exercised on February 11, 2020 to reduce the commitment to $25.0 million.

At December 31, 2019, the total amount that we may be obligated to repay in the event franchisees defaulted was $29.4 million, which would be due in full within 75 days of the event of default. However, due to franchisee borrowing limits, we believe any losses associated with defaults would be substantially mitigated through recovery of lease merchandise and other assets. Since the inception of the franchise loan program in 1994, losses associated with the program have been immaterial. We believe that any future amounts to be funded by Aaron’s SpinCo in connection with these guarantees will be immaterial. The carrying amount of the guarantee

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of the franchisee borrowings under this agreement, which is included in accounts payable and accrued expenses in the combined balance sheets, was $0.3 million as of December 31, 2019 and 2018, respectively.

Contractual Obligations and Commitments. The following table shows the approximate contractual obligations, including interest, and commitments to make future payments of Aaron’s SpinCo as of December 31, 2019:

(In Thousands)	Total	Period Less Than 1 Year	Period 1-3 Years	Period 3-5 Years	Period Over 5 Years
Debt, Excluding Finance Leases[1]	$339,375	$82,500	$256,875	$—	$—
Finance Leases	2,670	1,821	849	—	—
Interest Obligations	21,274	10,837	10,437	—	—
Operating Leases	366,333	102,857	150,233	70,549	42,694
Purchase Obligations	23,851	13,379	10,472	—	—
Severance and Retirement Obligations	829	769	24	24	12

Total Contractual Cash Obligations	$754,332	$212,163	$428,890	$70,573	$42,706

[1]	See “Description of Material Indebtedness” for additional information regarding Aaron’s SpinCo’s anticipated indebtedness following completion of the separation and distribution.

For future interest payments on variable-rate debt, which are based on the adjusted London Interbank Overnight (“LIBO”) rate plus a margin ranging from 1.25% to 2.25% or the administrative agent’s prime rate plus a margin ranging from 0.25% to 1.25%, as specified in the agreement, we used the variable rate in effect at December 31, 2019 to calculate these payments. The variable rate debt of Parent at December 31, 2019 consisted of term loan borrowings under the Credit Agreement. Future interest payments related to the Credit Agreement are based on the borrowings outstanding at December 31, 2019 through the maturity date, assuming such borrowings are outstanding at that time. The variable rate for the term loan borrowings under the Parent Credit Agreement was 3.05% at December 31, 2019. Future interest payments may be different depending on future borrowing activity and interest rates.

Operating lease obligations represent fixed amounts scheduled to be paid through the remaining lease term for real estate, vehicle, and equipment lease contracts. These amounts do not include estimated or actual future sublease receipts.

Purchase obligations are primarily related to certain consulting agreements, advertising programs, marketing programs, software licenses, hardware and software maintenance and support and telecommunications services. The table above includes only those purchase obligations for which the timing and amount of payments is certain. We have no long-term commitments to purchase merchandise nor do we have significant purchase agreements that specify minimum quantities or set prices that exceed our expected requirements for three months.

Severance and retirement obligations represent primarily future severance payments to former employees under our various restructuring programs as well as future payments to be made related to the retirement of a former executive officer.

Deferred income tax liabilities as of December 31, 2019 were approximately $157.4 million. This amount is not included in the total contractual obligations table because we believe this presentation would not be meaningful. Deferred income tax liabilities are calculated based on temporary differences between the tax basis of assets and liabilities and their respective book basis, which will result in taxable amounts in future years when the liabilities are settled at their reported financial statement amounts. The results of these calculations do not have a direct connection with the amount of cash taxes to be paid in any future periods. As a result, scheduling deferred income tax liabilities as payments due by period could be misleading, because this scheduling would not necessarily relate to liquidity needs.

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Critical Accounting Policies

We discuss our most critical accounting policies below. For a discussion of Aaron’s SpinCo’s significant accounting policies, see Note 1 in the accompanying combined financial statements.

Revenue Recognition

Lease payments from the customers of Aaron’s SpinCo are due in advance of when the lease revenues are earned. Lease revenues net of related sales taxes are recognized in the statement of earnings in the month they are earned. Lease payments received prior to the month earned are recorded as deferred lease revenue, and this amount is included in customer deposits and advance payments in the accompanying combined balance sheets. Lease payments due but not received prior to month end are recorded as accounts receivable in the accompanying combined balance sheets.

Our revenue recognition accounting policy matches the lease revenue with the corresponding costs, mainly depreciation, associated with lease merchandise. At December 31, 2019 and 2018, we had deferred revenue representing cash collected in advance of being due or otherwise earned totaling $46.4 million and $44.5 million, respectively, and leases accounts receivable, net of an allowance for doubtful accounts based on historical collection rates, of $7.9 million and $8.2 million, respectively. Our accounts receivable allowance is estimated using one year of historical write-off and collection experience. Other qualitative factors, such as seasonality and current business trends, are considered in estimating the allowance. For customer agreements that are past due, our policy is to write-off lease receivables after 60 days. We record the provision for returns and uncollected payments as a reduction to lease and retail revenues in the combined statements of earnings.

Revenues from the retail sale of merchandise to customers are recognized at the point of sale. Generally, the transfer of control occurs near or at the point of sale for retail sales. Revenues for the non-retail sale of merchandise to franchisees are recognized when control transfers to the franchisee, which is upon delivery of the merchandise.

Lease Merchandise

We begin depreciating merchandise at the earlier of 12 months and one day from our purchase of the merchandise or when the item is leased to a customer. We depreciate merchandise on a straight-line basis to a 0% salvage value over the lease agreement period when on lease, generally 12 to 24 months, and generally 36 months when not on lease. Depreciation is accelerated upon the early payout of a lease.

All lease merchandise is available for lease and sale, excluding merchandise determined to be missing, damaged or unsalable. For merchandise on lease, we record a provision for write-offs using the allowance method. The allowance for lease merchandise write-offs estimates the merchandise losses incurred but not yet identified by management as of the end of the accounting period. The Company estimates its allowance for lease merchandise write-offs using one year of historical write-off experience. Other qualitative factors, such as seasonality and current business trends, are considered in estimating the allowance. For customer agreements that are past due, the Company’s policy is to write-off lease merchandise after 60 days. As of December 31, 2019 and 2018, the allowance for lease merchandise write-offs was $13.8 million and $10.9 million, respectively. The provision for lease merchandise write-offs was $97.9 million and $69.0 million for the years ended December 31, 2019 and 2018, respectively, and is included in provision for lease merchandise write-offs in the accompanying combined statements of earnings.

For merchandise not on lease, our policies generally require weekly merchandise counts at our store-based operations, which include write-offs for unsalable, damaged, or missing merchandise inventories. In addition to monthly cycle counting, full physical inventories are generally taken at our fulfillment and manufacturing facilities annually, and appropriate provisions made for missing, damaged and unsalable merchandise. In

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addition, we monitor merchandise levels and mix by division, store and fulfillment center, as well as the average age of merchandise on hand. If obsolete merchandise cannot be returned to vendors, its carrying amount is adjusted to net realizable value or written off.

Goodwill and Other Intangible Assets

Intangible assets are classified as either intangible assets with definite lives subject to amortization or goodwill. For intangible assets with definite lives, tests for impairment must be performed if conditions exist that indicate the carrying amount may not be recoverable. For goodwill, tests for impairment must be performed at least annually, and sooner if events or circumstances indicate that an impairment may have occurred. Factors which could necessitate an interim impairment assessment include a sustained decline in the Aaron’s, Inc. stock price, prolonged negative industry or economic trends and significant underperformance relative to historical or projected future operating results. As an alternative to this annual impairment testing for goodwill, management may perform a qualitative assessment for impairment if it believes it is not more likely than not that the carrying amount of a reporting unit’s net assets exceeds the reporting unit’s fair value. Management has deemed Aaron’s SpinCo to be its sole reporting unit due to the fact that the components included within the operating segment have similar economic characteristics.

The following table presents the carrying amount of goodwill and other intangible assets, net:

(In Thousands)	December 31, 2019
Goodwill	$447,781
Definite-Lived Intangible Assets, Net	14,234

Goodwill and Other Intangibles, Net	$462,015

We performed our annual goodwill impairment testing as of October 1, 2019. We, with the assistance of a third-party valuation specialist, performed a quantitative assessment for the goodwill of Aaron’s SpinCo, which entailed an assessment of Aaron’s SpinCo’s fair value relative to the carrying value that was derived using a combination of both income and market approaches. The fair value measurement involved significant unobservable inputs (Level 3 inputs). Our income approach utilized the discounted future expected cash flows, which required assumptions about short-term and long-term revenue growth rates, operating margins, capital requirements, and a weighted-average cost of capital. Our income approach reflects assumptions and estimates of future cash flows related to our strategy to reposition and reinvest in our new store concept and operating model to adapt to our changing competitive environment.

Our market approach, which includes the guideline public company method, utilized pricing multiples derived from an analysis of comparable publicly traded companies. We believe the comparable companies we evaluated as marketplace participants served as an appropriate reference when calculating fair value because those companies have similar risks, participate in similar markets, provide similar products and services for their customers and compete with us directly.

Based on testing as of October 1, 2019, the fair value of Aaron’s SpinCo exceeded its carrying value by a substantial amount and thus, goodwill was not impaired. The short-term and long-term revenue growth rates, operating margins, capital requirements and weighted-average cost of capital are the assumptions that are most sensitive and susceptible to change as they require significant management judgment. Management determined that there were no events that occurred or circumstances that changed in the fourth quarter of 2019 that would more likely than not reduce the fair value of Aaron’s SpinCo below its carrying amount.

As of March 31, 2020, we determined the Aaron’s SpinCo goodwill was fully impaired and recorded a goodwill impairment loss of $446.9 million during the three months ended March 31, 2020. Refer to Note 15 to Aaron’s SpinCo’s combined financial statements for further discussion.

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Leases and Right-of-Use Asset Impairment

The majority of our company-operated stores are operated from leased facilities under operating lease agreements. The majority of the leases are for periods that do not exceed five years, although lease terms range in length up to approximately 15 years. Leasehold improvements related to these leases are generally amortized over periods that do not exceed the lesser of the lease term or useful life. For operating leases which contain escalating payments, we record the related lease expense on a straight-line basis over the lease term. We generally do not obtain significant amounts of lease incentives or allowances from landlords. Any incentive or allowance amounts we receive are recorded as reductions of the operating lease right-of-use asset within the combined balance sheets and are amortized within other operating expenses, net over the lease term in the combined statements of earnings.

As a result of our real estate repositioning strategy and other cost-reduction initiatives, we closed, consolidated, or relocated 273 company-operated stores throughout 2019 and 2020. Throughout 2016, 2017, and 2018, we also closed and consolidated 139 underperforming company-operated stores under similar restructuring initiatives. Our primary costs associated with closing stores are the future lease payments and related commitments. Prior to the 2019 adoption of ASC 842, we recorded an estimate of the future obligation related to closed stores based upon the present value of the future lease payments and related commitments, net of estimated savings from lease buyouts or terminations and sublease receipts based upon historical experience. As of December 31, 2018, this amount was $10.7 million and was recorded as a liability in accounts payable and accrued expenses on the combined balance sheets. Upon the 2019 adoption of ASC 842, this amount was reclassified to a reduction of operating lease right-of-use assets. Effective January 1, 2019, we began recording estimates of future lease payment obligations related to closed stores as described above as impairments of the right-of-use asset for all subsequent store closures.

Due to changes in market conditions, our estimates related to future sublease receipts may change. Excluding actual and estimated sublease receipts, our future obligations related to closed stores on an undiscounted basis were $36.5 million and $23.7 million as of December 31, 2019 and 2018, respectively.

Insurance Programs

We maintain insurance contracts to fund workers compensation, vehicle liability, general liability and group health insurance claims, some of which relate to Parent policies that indirectly benefit the Progressive and Vive segments. Using actuarial analyses and projections, we estimate the liabilities associated with open and incurred but not reported workers compensation, vehicle liability and general liability claims. This analysis is based upon an assessment of the likely outcome or historical experience. Our gross estimated liability for workers compensation insurance claims, vehicle liability, and general liability was $43.3 million and $39.7 million at December 31, 2019 and 2018, respectively, which was recorded within accounts payable and accrued expenses in our combined balance sheets. In addition, we have prefunding balances on deposit and other insurance receivables with the insurance carriers of $22.5 million and $24.9 million at December 31, 2019 and 2018, respectively, which were recorded within prepaid expenses and other assets in our combined balance sheets.

If we resolve insurance claims for amounts that are in excess of our current estimates, we will be required to pay additional amounts beyond those accrued at December 31, 2019.

The assumptions and conditions described above reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

Corporate Expense Allocations And Other Intercompany Transactions

Aaron’s SpinCo’s operating model includes a combination of standalone and combined business functions with Parent. The combined financial statements include corporate allocations for expenses related to activities

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that are provided on a centralized basis within Parent, which are primarily expenses related to executive management, finance, treasury, tax, audit, legal, information technology, human resources and risk management functions. These expenses have been allocated to Aaron’s SpinCo based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis using an applicable measure of revenues, headcount or other relevant measures. Aaron’s SpinCo considers these allocations to be a reasonable reflection of the utilization of services or the benefit received. These allocated expenses are included within personnel costs and other operating expenses, net in the combined statements of earnings and as an increase to invested capital in the combined balance sheets. General corporate expenses allocated to Aaron’s SpinCo during the years ended December 31, 2019, 2018 and 2017 were $27.3 million, $28.6 million and $27.6 million, respectively.

Management believes the assumptions regarding the allocation of general corporate expenses from Parent are reasonable. However, the combined financial statements may not include all of the actual expenses that would have been incurred and may not reflect Aaron’s SpinCo’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if Aaron’s SpinCo had been a standalone company would depend on multiple factors, including organization structure and various other strategic decisions.

Recent Accounting Pronouncements

Refer to Note 1 to Aaron’s SpinCo’s combined financial statements for a discussion of recently issued accounting pronouncements.

Quantitative and Qualitative Disclosures about Market Risk

As of December 31, 2019, Parent had $120.0 million of senior unsecured notes outstanding at a fixed rate of 4.75%. Amounts outstanding under the Aaron’s, Inc. unsecured revolving credit and term loan agreement as of December 31, 2019 consisted of $219.4 million in term loans. Borrowings under the revolving credit and term loan agreement are indexed to the LIBOR rate or the prime rate, which exposes us to the risk of increased interest costs if interest rates rise. Based on Parent’s variable-rate debt outstanding as of December 31, 2019, a hypothetical 1.0% increase or decrease in interest rates would increase or decrease interest expense by approximately $2.2 million on an annualized basis.

We do not use any significant market risk sensitive instruments to hedge commodity, foreign currency or other risks, and hold no market risk sensitive instruments for trading or speculative purposes.

MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth information as of [●], 2020 regarding the individuals who are expected to serve as executive officers of Aaron’s SpinCo following the distribution. While some of Aaron’s SpinCo’s executive officers are currently executive officers and employees of Parent, after the distribution, they will cease to hold such positions upon the consummation of the separation. Aaron’s SpinCo is in the process of identifying the other persons who are expected to serve as executive officers of Aaron’s SpinCo following the completion of the separation and distribution and will include information concerning those persons in an amendment to this information statement.

Name	Age	Position
Douglas Lindsay	50	Chief Executive Officer
Steve Olsen	47	President
[●]	[●]	[●]

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Below is biographical information as well as background information relating to each executive officer’s business experience and qualifications

Douglas Lindsay will be the Chief Executive Officer of Aaron’s SpinCo. He is currently Chief Executive Officer of Parent’s Aaron’s Business segment, a position he has held since July 2020. Prior to his current position, Mr. Lindsay served as President of Parent’s Aaron’s Business segment since February 2016. Prior to joining Parent, Mr. Lindsay served as the Executive Vice President and Chief Operating Officer at ACE Cash Express from February 2012 to January 2016. Previously Mr. Lindsay also served as the Executive Vice President and Chief Financial Officer from June 2007 to February 2012 and the Vice President, Finance and Treasurer from February 2005 to June 2007 for ACE Cash Express.

Steve Olsen will be the President of Aaron’s SpinCo. He is currently President of Parent’s Aaron’s Business segment, a position he has held since July 2020. Prior to his current position, Mr. Olsen served as Chief Operating Officer of Parent’s Aaron’s Business segment since April 2020 and as Chief Merchandising, Supply Chain and Transformation Officer of Parent’s Aaron’s Business segment from December 2016 to April 2020. Prior to joining Parent, Mr. Olsen served as Senior Vice President and General Merchandising Manager of Total Wine & More from April 2013 to November 2016. Previously Mr. Olsen also served as Chief Strategy Officer and Senior Vice President of Supply, E-commerce and Information Technology of Orchard Supply Hardware from June 2011 to February 2013 and as General Merchandising Officer and Senior Vice President from June 2010 to June 2011. Prior to working at Orchard Supply Hardware, Mr. Olsen served as Vice President, Merchandising in the Supplies/Office Products Division of Office Depot from November 2007 to May 2010.

DIRECTORS

Board of Directors Following the Distribution

The following table sets forth information as of [●], 2020 regarding those persons who are expected to serve on Aaron’s SpinCo’s Board of Directors following the distribution and until their respective successors are duly elected and qualified. Aaron’s SpinCo is in the process of identifying the other persons who are expected to serve on Aaron’s SpinCo’s Board of Directors following the completion of the separation and will include information concerning those persons in an amendment to this information statement. All of the nominees will be presented to Aaron’s SpinCo’s sole shareholder, Parent, for election prior to the separation. After the distribution, none of these individuals will be directors or employees of Parent.

Name	Age	Position
John W. Robinson	48	Chairman
[●]	[●]	[●]

Below is biographical information as well as background information relating to each director’s business experience, qualifications, attributes and skills and why we believe each individual is a valuable member of our Board of Directors.

John W. Robinson III will be Chairman of the Board of Directors of Aaron’s SpinCo. He has been a director of Parent since November 2014 when he was named Parent’s Chief Executive Officer. Mr. Robinson was also named President of Parent as of February 2016. From 2012 to November 2014, Mr. Robinson served as the Chief Executive Officer of Progressive Finance Holdings, LLC, which was acquired by Parent in April 2014. Prior to working at Progressive Finance Holdings, LLC, he served as the President and Chief Operating Officer of TMX Finance LLC, or “TMX Finance.” He joined TMX Finance as Chief Operating Officer in 2004 and was appointed President in 2008. TMX Finance filed a voluntary Chapter 11 bankruptcy proceeding in April 2009 from which it emerged in April 2010. Prior to working at TMX Finance, he worked in the investment banking groups at Morgan Stanley, Lehman Brothers and Wheat First Butcher Singer. Among other qualifications, Mr. Robinson brings significant operational and financial experience to our Board of Directors. His considerable

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experience in senior management, and his leadership and intimate knowledge of our business, provide him with strategic and operational expertise generally and for Aaron’s SpinCo specifically, which will be utilized by our Board of Directors. These skills and experiences qualify him to serve on our Board of Directors.

Director Independence

A majority of our Board of Directors, and the entire membership of our Audit, Nominating and Corporate Governance and Compensation Committees of our Board of Directors, will consist of independent, non-employee directors who meet the criteria for independence required by the NYSE listing standards. In addition, our Corporate Governance Guidelines will provide that seventy-five percent (75%) of the Board shall consist of directors who the Board has determined are “independent” under the rules of the NYSE.

Pursuant to the NYSE listing standards, no director will be deemed an independent director unless the Board affirmatively determines that the director has no material relationship with Aaron’s SpinCo, directly or as an officer, shareholder or partner of an organization that has a relationship with the Aaron’s SpinCo. For relationships that are not addressed in the NYSE Listed Company Manual, our Board of Directors is expected to establish the following standards in determining whether a relationship is material:

•	A relationship that does not require disclosure in our annual Proxy Statement shall generally not be considered material.

•

If a director is a director, officer or trustee of a charitable organization and our annual charitable contributions to the organization do not exceed the greater of $1 million or 2% of the organization’s total annual charitable receipts, the relationship shall generally not be considered material.

•

A director’s position (or a director’s immediate family member’s position) as an independent director of another company that transacts business with us shall not generally be considered a material relationship, absent other circumstances.

•

A director’s immediate family member’s non-executive position with another company that transacts business with us shall not generally be considered a material relationship, absent other circumstances.

For other relationships, a majority of our independent directors may make a determination whether or not such relationship is material and whether the director may therefore be considered independent under the NYSE rules. We will also consider and determine that members of our Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee satisfy the additional independence requirements of the NYSE and SEC for such committees.

Committees of the Board of Directors

Effective upon the completion of the distribution, our Board of Directors (“Board of Directors”) will have the following standing committees: an Audit Committee, a Nominating and Corporate Governance Committee, and a Compensation Committee. The full membership of each of the committees will be subject to the determination of our Board of Directors once it is fully constituted.

Audit Committee. [●], [●]and [●] are expected to be the members of our Board of Director’s Audit Committee. [●] is expected to be the Audit Committee Chairman. The function of the Audit Committee will be to assist our Board of Directors in fulfilling its oversight responsibility relating to: (a) the integrity of our consolidated financial statements; (b) the financial reporting process and the systems of internal accounting and financial controls; (c) the performance of our internal audit function and independent auditors; (d) the independent auditors’ qualifications and independence; (e) our compliance with ethics policies (including oversight and approval of related party transactions and reviewing and discussing certain calls to our ethics hotline and our investigation of and response to such calls) and legal and regulatory requirements; (f) the adequacy of our policies and procedures to assess, monitor and manage business risks including financial,

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regulatory and cybersecurity risks and its corporate compliance programs, including receiving quarterly reports related to such risks and programs; and (g) the adequacy of our information security and privacy program and cybersecurity initiatives. The Audit Committee will be directly responsible for the appointment, compensation, retention, and termination of our independent auditors, who report directly to the Audit Committee, and for recommending to our Board of Directors that the board recommend to our shareholders that the shareholders ratify the retention of our independent auditors. In connection with its performance of these responsibilities, the Audit Committee will regularly receive reports from and hold discussions with our management team, leaders from our internal audit department, leaders from our legal department, and the independent auditors. Many of those discussions will be held in executive session with the Audit Committee.

Each member of our Audit Committee will satisfy the independence requirements of the NYSE and SEC rules applicable to audit committee members, and each will be financially literate. Our Board of Directors will also designate each member of the Audit Committee as an “audit committee financial expert” as defined by SEC regulations.

Nominating and Corporate Governance Committee. [●], [●] and [●] are expected to be the members of our Board of Directors’ Nominating and Corporate Governance Committee. [●] is expected to be the Nominating and Corporate Governance Committee Chairman. The purpose of the Nominating and Corporate Governance Committee will be to assist our Board of Directors in fulfilling its responsibilities relating to: (a) board and committee membership, organization, and function; (b) director qualifications and performance; (c) management succession; and (d) corporate governance. The Nominating and Corporate Governance Committee will also, from time to time, identify and recommend to our Board of Directors individuals to be nominated for election as directors and develop and recommend to our Board of Directors for adoption Corporate Governance Guidelines applicable to Aaron’s SpinCo.

Each member of the Nominating and Corporate Governance Committee will be independent, as defined by the rules of the NYSE.

Compensation Committee. [●], [●] and [●] are expected to be the members of our Board’s Compensation Committee. [●] is expected to be the Compensation Committee Chairman. The Compensation Committee will assist our Board of Directors in fulfilling its oversight responsibilities relating to: (a) executive and director compensation; (b) equity compensation plans and other compensation and benefit plans; and (c) other significant human resources matters. The Compensation Committee will also have the authority to review and approve performance goals and objectives for the named executive officers in connection with our compensation programs, and to evaluate the performance of the named executive officers, in light of such performance goals and objectives and other matters, for compensation purposes. Based on such evaluation and other matters, the Compensation Committee will determine the compensation of the named executive officers, including our President and Chief Executive Officer. The Compensation Committee also will have the authority to approve grants of equity incentives and to consider from time to time, and recommend to our Board of Directors, changes to director compensation.

Each member of the Compensation Committee will satisfy the independence requirements of the NYSE applicable to compensation committee members and will be a non-employee director under Rule 16b-3 of the Exchange Act.

Our Board of Directors expects to adopt a written charter for each of the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee. These charters will be posted on our website in connection with the separation.

Compensation Committee Interlocks and Insider Participation

During our fiscal year ended December 31, 2019, Aaron’s SpinCo was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the

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compensation of those who currently serve as our executive officers were made by Parent, as described in the section of this information statement captioned “Compensation Discussion and Analysis.”

Corporate Governance

Shareholder Recommendations for Director Nominees

Our bylaws will contain provisions that address the process by which a shareholder may nominate an individual to stand for election to our Board of Directors. We expect that our Board of Directors will adopt a policy concerning the evaluation of shareholder recommendations of Board candidates by the Nominating and Corporation Governance Committee.

Corporate Governance Guidelines

Our Board of Directors is expected to adopt a set of Corporate Governance Guidelines in connection with the separation to assist it in guiding our governance practices. These practices will be regularly re-evaluated by the Nominating and Corporate Governance Committee in light of changing circumstances in order to continue serving Aaron’s SpinCo’s best interests and the best interests of our shareholders.

Communicating with our Board of Directors

Our Corporate Governance Guidelines will include procedures by which shareholders and other interested parties who would like to communicate their concerns to one or more members of our Board of Directors, a Board of Directors committee or the independent non-management directors as a group may do so, including by writing to any such party at Aaron’s SpinCo, Inc., c/o Corporate Secretary, [●].

Our non-retaliation policy will prohibit us and any of our employees from retaliating or taking any adverse action against anyone for raising a concern.

Director Qualification Standards

Our Corporate Governance Guidelines will provide that the Nominating and Corporate Governance Committee is responsible for considering and making recommendations to the Board concerning nominees for election as director at our meetings of shareholders, and nominees for appointments to fill any vacancy on our Board of Directors. Our Board of Directors, after taking into account the assessment provided by the Nominating and Corporate Governance Committee, will be responsible for considering and recommending to our shareholders nominees for election as director at our annual meeting of shareholders. In accordance with our Corporate Governance Guidelines, both the Nominating and Corporate Governance Committee and our Board of Directors, in evaluating director candidates, will consider the experience, talents, skills and other characteristics of each candidate and our Board of Directors as a whole in assessing potential nominees to serve as director.

In addition, our Board of Directors will consider all information relevant in their business judgment to the decision of whether to nominate a particular candidate for a particular board seat. These factors will include a candidate’s professional and educational background, reputation, industry knowledge and business experience and the relevance of those characteristics to us and our Board of Directors. In addition, candidates will be evaluated on their ability to complement or contribute to the mix of talents, skills and other characteristics needed to maintain the effectiveness of our Board of Directors and their ability to fulfill the responsibilities of a director and of a member of one or more of the standing committees of our Board of Directors. While our Board of Directors will not have a specific policy regarding diversity among directors, diversity of race, ethnicity, gender, age, cultural background and professional experience will be considered in evaluating candidates for membership on our Board of Directors.

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Risk Oversight and Risk Management

Senior management will be responsible for day-to-day risk management, while our Board of Directors will oversee planning for and responding to risks, as a whole, through its committees and independent directors. Although our Board of Directors has ultimate responsibility with respect to risk management oversight, primary responsibility for certain areas will be delegated, as appropriate, to its committees. For example, the Audit Committee will be charged with, among other matters, overseeing risks attendant to (a) our system of disclosure controls and procedures, (b) internal control over financial reporting, (c) performance of our internal audit function and independent auditors, and (d) the identification and mitigation of cybersecurity risks. The Audit Committee will also consider the steps management has taken to monitor and control such risks, including our risk assessment and risk management policies. The Audit Committee, together with our General Counsel or another representative from our legal department, will also consider issues at its meetings relating to our legal and regulatory compliance obligations, including consumer protection laws in the lease-to-own industry. Likewise, the Compensation Committee will consider risks that may be implicated by our compensation programs, including review of our compensation policies and practices and determining that they do not encourage excessive or unnecessary risk taking, and do not otherwise create risks that are reasonably likely to have a material adverse effect on us.

Policies on Business Ethics

In connection with the separation, we will adopt a Code of Business Conduct and Ethics that will provide that conflict of interest situations involving directors or executive officers must receive the prior review and approval of the Audit Committee. Our Code of Business Conduct and Ethics will also set forth various examples of when conflict of interest situations may arise, including when an officer or director, or members of his or her family: (a) receive improper personal benefits as a result of his or her position in or with Aaron’s SpinCo; (b) have certain relationships with competing businesses or businesses with a material financial interest in Aaron’s SpinCo, such as suppliers or customers; or (c) receive improper gifts or favors from such businesses. All of our directors, officers, and employees will be required to read, understand and abide by the requirements of the Code of Business Conduct and Ethics. We will also adopt a Code of Ethics for the Chief Executive Officer and the Senior Financial Officers and Employees that will be designed to deter wrongdoing, promote honest and ethical conduct and set forth specific policies to guide certain covered officers and employees in the performance of their duties. The Code of Business Conduct and Ethics and Code of Ethics for the Chief Executive Officer and the Senior Financial Officers and Employees (together, the “Codes of Conduct”) will be accessible on our website. Any waiver of the Codes of Conduct for directors or executive officers may be made only by our Board of Directors. In addition, we will disclose any waiver from the Codes of Conduct for the other executive officers and for directors on our website.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls, and Auditing Matters

In accordance with the Sarbanes-Oxley Act of 2002, we expect that our Audit Committee will adopt proper procedures relating to any complaints received by Aaron’s SpinCo regarding accounting, internal accounting controls, and auditing matters and to allow for the confidential, anonymous submission by employees and others of any concerns regarding accounting or auditing matters.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Determinations Prior to the Separation

As discussed above, we are currently part of Parent and not an independent company, and our Compensation Committee has not yet been formed. Decisions about our executive compensation and benefits to date have been made by the Compensation Committee of the Parent Board of Directors (the “Parent Compensation Committee”) in consultation with Parent senior management. This Compensation Discussion and

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Analysis (the “CD&A”) describes the historical compensation practices of Parent (and Parent’s predecessor Aaron’s, Inc.) and outlines certain aspects of our anticipated compensation structure for our executive officers following the separation. In this CD&A, all references to Parent’s and the Parent Compensation Committee’s historical compensation policies and practices which relate to periods prior to the time of completion of the holding company formation include and refer to the historical policies and practices of Parent’s predecessor Aaron’s, Inc.

We expect that our approach to executive compensation and related issues will generally be similar to Parent’s approach to those issues. Future policies may differ from these expectations however, because once our Compensation Committee is established it will review our executive compensation and benefit programs and determine the appropriate compensation and benefits for our executives.

For purposes of the following CD&A and executive compensation disclosures, the individuals listed below are referred to collectively as our “Named Executive Officers.” They are the persons who are expected to be appointed to serve as our Chief Executive Officer, our President and our other most highly compensated executive officers, based on fiscal 2019 compensation from Parent. Our other Named Executive Officers have not yet been determined and information concerning these additional Named Executive Officers will be included in an amendment to this information statement.

•	Douglas A. Lindsay is our Chief Executive Officer. Prior to July 31, 2020, Mr. Lindsay most recently served as President of the Aaron’s Business segment.

•	Stephen Olsen is our President. Prior to July 31, 2020, Mr. Olsen most recently served as Chief Operating Officer of the Aaron’s Business segment.

The historical decisions relating to the compensation of Mr. Lindsay, who served as an executive officer of Parent in fiscal year 2019 and prior years, were made by the Parent Compensation Committee. The historical decisions for Mr. Olsen, who was not an executive officer of Parent, were established by Parent through its processes for non-executive officer compensation.

Executive Summary of Parent’s Compensation Programs

The primary objectives and priorities of Parent’s executive compensation programs are to:

•	attract, motivate, and retain quality executive leadership;

•	align the incentive goals of Parent’s executive officers with the interests of Parent’s shareholders;

•	enhance the individual performance of each executive officer;

•	improve Parent’s overall performance; and

•	support achievement of Parent’s business plans and long-term goals.

To accomplish these objectives, the Parent Compensation Committee considers a variety of factors when approving compensation programs, including (a) changes in business strategy, (b) performance expectations for Parent and, with respect to the compensation programs for certain named executive officers (the “Parent NEOs”) the performance expectations for the Aaron’s Business or Progressive Leasing business segment, (c) external market data, (d) actual performance of Parent and, with respect to the compensation programs for certain Parent NEOs, the actual performance of the Aaron’s Business segment or Progressive Leasing business segment, (e) individual executive performance, and (f) internal compensation equity with the Parent NEOs. Parent also

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employs sound compensation and governance principles and policies, while avoiding problematic or disfavored practices, as noted below:

What Parent Does	What Parent Doesn’t Do
✓ Independent Compensation Committee assisted by an independent consultant	× No repricing or cash buyouts of stock options without shareholder approval

✓ Parent annually assesses its compensation policies to ensure that the features of the program do not encourage undue risk	× No excise or other tax gross-ups on change-in-control payments

✓ All executives are “at will” employees, with the elimination of employment agreements for all named executive officers except for the Parent CEO	× No hedging or pledging of Parent stock

✓ Pay mix that emphasizes performance-based compensation over fixed compensation (approximately 89% performance-based for the Parent CEO and approximately 77% for all other named executive officers)	× No excessive perquisites or other benefits

✓ Pay mix that emphasizes long-term, equity-based incentives over short-term cash incentives	× No single-trigger severance benefits upon a change-in-control

✓ Incentive plans that utilize multiple measures, including growth, profitability, and returns	× No payment of dividends on unearned or unvested shares

✓ Reasonable incentive plan targets and ranges, with capped incentive payouts	× No guaranteed bonus payments

✓ Double-trigger equity vesting acceleration upon a change of control (awards granted in 2015 and later)

✓ Meaningful stock ownership requirements

✓ Formal clawback policy to recoup performance-based compensation from Parent’s senior executives, including named executive officers, under certain prescribed acts of misconduct

Say on Pay Vote. On June 18, 2020, Parent’s shareholders cast an advisory vote on Parent’s executive compensation practices as described in Parent’s 2020 proxy statement, with 97.6% of the total votes cast in favor of Parent NEO compensation.

Parent Compensation Process Summary for 2019

Role of the Parent Compensation Committee. The Parent Compensation Committee is composed solely of directors that the Parent Board of Directors has determined to be independent under applicable SEC and NYSE listing standards. Its role is to oversee (a) executive and outside director compensation, (b) benefit plans and policies, including equity compensation plans and other forms of compensation, and (c) other significant human resources matters.

More specifically, the Parent Compensation Committee reviews and discusses proposed compensation for Parent NEOs, evaluates their performance, and sets their compensation. In addition, the Parent Compensation Committee approves all equity awards for Parent NEOs and other executive officers.

Role of Management. The Parent Compensation Committee considers the input and recommendations of Mr. John Robinson, President and Chief Executive Officer of Parent, with respect to Parent’s executive

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compensation programs and decisions that affect other Parent NEOs. Mr. Steve Michaels, Chief Executive Officer of Parent’s Progressive Leasing business segment, also has provided input, in his role as Chief Financial Officer, with respect to financial goals and recommendations and overall program design. Although management and other invitees at Parent Compensation Committee meetings may participate in discussions and provide input, all votes and final decision-making on Parent NEO compensation are solely the responsibility of the Parent Compensation Committee, and those final deliberations and votes are conducted in executive sessions in which no executive officer participates.

Role of Independent Compensation Consultants. The Parent Compensation Committee has the authority to retain independent consultants and other advisors. During 2019, the Parent Compensation Committee retained the services of Exequity which reported directly to the Parent Compensation Committee but worked with management at the direction of the Parent Compensation Committee. The Parent Compensation Committee assessed the independence of the advisors, including the potential for conflicts of interest as required by the SEC and NYSE listing standards, and concluded that Exequity was appropriately independent and free from potential conflicts of interest.

Although the specific services of the independent consultant vary from year to year, the following are the services generally provided by the independent consultant:

•	providing information on trends and related legislative, regulatory, and governance developments;

•	reviewing and recommending any changes to the benchmarking peer group for the consideration and approval of the Parent Compensation Committee;

•	conducting competitive assessments of executive compensation levels and incentive program designs;

•	consulting on compensation for outside directors;

•	conducting a review of Parent’s compensation programs from a risk assessment perspective;

•	reviewing compensation tally sheets on the Parent executive officers;

•	assisting with review and disclosures regarding the executive compensation programs; and

•	reviewing the Parent Compensation Committee’s annual calendar and related governance matters.

Representatives from the advisory firm attended all of the Parent Compensation Committee meetings pertaining to 2019 executive compensation decisions, and also participated in executive sessions as requested by the Parent Compensation Committee.

Benchmarking

Role of Benchmark Data. Parent uses compensation market data as a reference for understanding the competitive positioning of each element of Parent’s compensation program and of total compensation. The Parent Compensation Committee generally requests these market studies from its independent consultant from time to time as the Parent Compensation Committee deems appropriate. Market data informed compensation-related decisions for Parent NEOs in 2019. On a go forward basis, the Parent Compensation Committee may review market data on an annual basis to better understand current labor market trends.

In referencing these market studies, the Parent Compensation Committee does not manage total compensation for Parent NEOs within a prescribed competitive position or percentile of the compensation market. Rather, the Parent Compensation Committee reviews compensation for each Parent NEO relative to market data and considers other internal and external factors when exercising its business judgment as to compensation decisions. Other factors material to the Parent Compensation Committee’s deliberations include (a) objective measurements of business performance, (b) the accomplishment of compliance, strategic, and financial objectives, (c) the development and retention of management talent, (d) enhancement of shareholder value, and (e) other matters the Parent Compensation Committee deems relevant to Parent short-term and long-term success.

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Peer Groups. With respect to 2019 compensation decisions the Parent Compensation Committee referenced the market study that was conducted by the independent consultant for 2018. The peer group used in that study was proposed by the independent consultant and approved by the Parent Compensation Committee and included discrete peer groups for each of the major operating segments in addition to a corporate peer group. The peers were selected based on similarity in terms of size, complexity, and business focus at that time. The following are the specific peer companies that were used in that study:

Corporate Peers	Aaron’s Business Unit Peers	Progressive Leasing Unit Peers
Big Lots, Inc.	Big Lots, Inc.	Credit Acceptance Corporation
Conn’s, Inc.	Conn’s, Inc.	Enova International, Inc.
Credit Acceptance Corporation	Dick’s Sporting Goods, Inc.	ePlus inc.
Dick’s Sporting Goods, Inc.	DSW Inc.	EZCORP, Inc.
ePlus inc.	FirstCash, Inc.	Fair Isaac Corporation
Green Dot Corporation	Herc Holdings Inc.	Green Dot Corporation
OneMain Holdings, Inc.	HSN, Inc.	LendingClub Corporation
Rent-A-Center, Inc.	Rent-A-Center, Inc.	OneMain Holdings, Inc.
Santander Consumer USA Holdings Inc.	Tractor Supply Company	Santander Consumer USA Holdings Inc.
Tractor Supply Company	Wayfair, Inc.	World Acceptance Corporation

Survey Data. If data from the proxy peer group is not available for all Parent NEO positions, the Parent Compensation Committee may also review broader survey benchmarking data from time to time, as necessary. Survey data was also used by Parent for compensation decisions for other Parent executives who are not NEOs, including Mr. Olsen.

In 2019, at the request of the Parent Compensation Committee, Exequity conducted a comprehensive review of potential peers taking into account revenue size, industry, and labor market.

The Parent Compensation Committee approved the peer group, which comprises the 25 companies listed below. The peer group was used for the 2019 benchmarking and to inform 2020 pay levels for Parent NEOs. The peer group is composed of both retail and consumer finance companies that approximate Parent in terms of key size metrics. The composition of the group considers the major operating segments of Parent as represented by Aaron’s SpinCo which operates in the retail space, and the Progressive Leasing and Vive business segments which operate in the consumer finance space. In addition to the peer group shown below, general industry pay survey data was also provided and considered to ensure a fulsome evaluation of the competitive pay landscape.

Company Name	Primary Industry
Ally Financial Inc.	Consumer Finance
Big Lots, Inc.	Multiline Retail
Burlington Stores, Inc.	Specialty Retail
Conn’s, Inc.	Specialty Retail
Credit Acceptance Corporation	Consumer Finance
CURO Group Holdings Corp.	Consumer Finance
Designer Brands Inc.	Specialty Retail
DICK’S Sporting Goods, Inc.	Specialty Retail
Discover Financial Services	Consumer Finance
Encore Capital Group, Inc.	Consumer Finance
Enova International, Inc.	Consumer Finance
FirstCash, Inc.	Consumer Finance
Foot Locker, Inc.	Specialty Retail
Green Dot Corporation	Consumer Finance
OneMain Holdings, Inc.	Consumer Finance
Rent-A-Center, Inc.	Specialty Retail

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Company Name	Primary Industry
RH	Specialty Retail
Sally Beauty Holdings, Inc.	Specialty Retail
Santander Consumer USA Holdings Inc.	Consumer Finance
Sleep Number Corporation	Specialty Retail
SLM Corporation	Consumer Finance
Synchrony Financial	Consumer Finance
Tractor Supply Company	Specialty Retail
Wayfair Inc.	Internet and Direct Marketing Retail
Williams-Sonoma, Inc.	Specialty Retail

Components of the Executive Compensation Program

The three primary components of each Parent NEO’s total direct compensation for 2019, including Mr. Lindsay, were as follows:

Component	Terms and Objectives
Base Salary

Fixed amount of compensation for performing day-to-day job responsibilities intended to reflect the scope of an executive’s role.

Reviewed annually for potential adjustment based on factors such as market levels, individual performance, and scope of responsibility.

Annual Cash Incentive Award	Variable performance-based award opportunity based on achievements with respect to Parent’s or the Aaron’s Business segment’s or the Progressive Leasing business segment’s financial and operational performance goals (Adjusted EBITDA, Revenue, and Compliance).

Long-Term Equity Incentive Award	To balance long-term performance and retention, 2019 equity awards were made in the form of 50% performance share units, 25% stock options, and 25% time-based restricted stock awards.

These components are designed to be competitive with employers with whom Parent competes for executive talent and to support Parent compensation program objectives. The Parent Compensation Committee has not set a prescribed mix or allocation for each component, but rather focuses on total direct compensation when making compensation decisions for executives of Parent. In making these decisions, the Parent Compensation Committee also considers the following related factors: (a) performance against corporate and individual objectives for the fiscal year; (b) performance of general management responsibilities; (c) the value of any unique skills and capabilities; (d) contributions as a member of the executive management team; and (e) competitive market considerations.

Total direct compensation for Parent executive officers emphasizes variable and performance-based compensation more so than for Parent’s other employees. This reflects Parent’s philosophy that performance-based compensation opportunities—linked to financial, operating, and stock price performance—should increase as overall responsibility increases.

The pay components and philosophy discussed above were also used for other executives at Parent, including Mr. Olsen.

Base Salary

The Parent Compensation Committee views base salary as fixed compensation intended to reflect the scope of an executive’s role. It reviews base salaries annually and adjusts them as necessary to ensure that salary levels

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remain appropriate and competitive. Salary increases are periodic rather than annual and are made after the Parent Compensation Committee considers relevant factors, including:

•	breadth and scope of an executive’s role, including any significant change in duties;

•	competitive market pay levels;

•	internal comparisons to similar roles;

•	individual performance throughout the year; and

•	overall economic climate and Parent performance and, with respect to certain Parent NEOs, like Mr. Lindsay, the performance of Parent’s Aaron’s Business segment.

The following table sets forth information regarding the base salary for our Named Executive Officers.

Named Executive Officer	2019 Base Salary
Douglas A. Lindsay	$600,000
Stephen Olsen	$450,000

Annual Cash Incentive Awards

Annual cash incentive awards provide the opportunity to earn cash rewards for meeting Parent, Progressive Leasing business segment, or Aaron’s Business segment financial and operational performance goals. Under the 2019 program, Parent NEOs had the potential to earn cash incentive awards based on performance against pre-determined performance goals, with amounts that vary based on the degree to which the related goals are achieved.

Target Awards. At the beginning of the year, the Parent Compensation Committee approves the target award opportunity for each Parent NEO as a percentage of base salary. Mr. Olsen’s target award opportunity was also set as a percentage of base salary.

Named Executive Officer	2019 Target % of Salary
Douglas A. Lindsay	100%
Stephen Olsen	45%

Performance Measures and Weights. The following were the performance measures and weights in the 2019 annual cash incentive program for Messrs. Lindsay and Olsen:

Named Executive Officer	Adjusted EBITDA	Revenue	Compliance
Douglas A. Lindsay	50%	30%	20%
Stephen Olsen	50%	30%	20%

The measures are calculated as follows:

•	Aaron’s Business Revenue is measured on a GAAP basis.

•

Adjusted EBITDA is based on GAAP earnings before interest expense, taxes, depreciation, and amortization, with Parent’s Aaron’s Business segment EBITDA results, subject to the non-GAAP adjustments described in Parent’s Form 8-K filed with the SEC on February 20, 2020 and subject to further adjustments described below.

•	Performance results for each measure also exclude the effects of certain nonrecurring items of gains and expenses or losses. For 2019, this included adjustments, as applicable, to remove the insurance

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recovery for the 2017 Hurricanes Harvey and Irma from Adjusted EBITDA metrics of Parent’s Aaron’s Business segment and to remove certain legal and due diligence costs from the Adjusted EBITDA metric for Parent’s Aaron’s Business segment.

•

Compliance-related goals established in the first quarter of 2019 for Parent’s Aaron’s Business segment focused on several areas, including information security and related compliance training and the development and implementation of various processes to further improve compliance monitoring.

Performance Goals and Results. The Parent Compensation Committee established annual goals for each of the performance measures in the annual incentive program, including a Threshold, Target, and Maximum performance goal that corresponded to a Threshold, Target, and Maximum incentive payout level. For the financial measures (Adjusted EBITDA and revenue), the payout range was from 25% to 200% of Target and for Compliance the payout range was from 0% to 125% of Target (based on the number of compliance goals achieved).

The following tables summarize the performance goals, performance results, and related incentive payout levels as a percent of target for Messrs. Lindsay and Olsen:

Aaron’s Business: Lindsay

($ Million)		Plan Performance Range			Actual Performance and Payout
Metric	Weight	Threshold	Target Zone[1]	Maximum	Year Ending 12/31/2019	% of Target	Payout Calculation
Aaron’s Business Revenue	30%	$1,716	$1,846 - $1,865	$1,995	$1,784	96.2%	72.0%
Aaron’s Business Adj. EBITDA[2]	50%	$150	$168 - $170	$186	$165	97.5%	87.8%
Compliance[3]	20%		4 Projects	5 Projects	5 Projects	125.0%	125.0%

Payout		25%	100%	200%			90.5%

[1]	If actual performance falls anywhere within this dollar range then payout is at 100% of target.
[2]	Further adjusted to remove insurance recoveries for the 2017 Hurricanes Harvey and Irma and to remove certain legal and due diligence costs.
[3]	Maximum payout on Compliance is 125%.

Based on the above performance results and incentive calculations, the chart below shows the final annual cash incentive awards paid to Messrs. Lindsay and Olsen for 2019 performance as compared to what those payments would have been at the target level:

Named Executive Officer	Target Annual Incentive[1]	Award Earned under Annual Incentive Plan
Douglas A. Lindsay	$600,000	$542,800
Stephen Olsen	$202,500	$183,200

[1]	Calculated on annual base salary paid for 2019.

Changes for 2020. As previously described, the Parent Compensation Committee adopted changes to the 2020 annual cash incentive plan. These changes include eliminating the overlap with metrics in the performance share plan and a heightened focus on unit level profitability as measured through EBITDA. Beginning in 2020, Parent officers with corporate responsibility will be measured 80% on performance relative to corporate EBITDA goals and 20% relative to strategic objectives that include certain compliance related goals.

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Long-Term Equity Incentive Awards

Parent long-term equity incentive awards are intended to:

•	reward the achievement of business objectives that the Parent Compensation Committee believes will benefit Parent shareholders;

•	align the interests of Parent senior management with those of Parent shareholders; and

•	assist with retaining Parent senior management to ensure continuity of leadership.

Beyond these objectives, the Parent Compensation Committee also considers market design practices, equity dilution, accounting expense, and other internal considerations when deciding on the structure and size of equity awards.

Award Type and Mix. Each year the Parent Compensation Committee grants equity awards to Parent NEOs; however, the award type and mix may change from time to time. In order to balance performance and retention incentives, the 2019 equity awards were made in the form of performance share units, stock options, and time-based restricted stock awards.

The graphic below depicts Parent 2019 equity award mix for all Parent executives:

Equity Award	Objective	Provisions
Performance Shares

•  Focus participants on the fundamentals of growing Parent business and increasing the level of Parent earnings over the long term.

•  One-year performance period ensures greater validity in Parent forecasts.

•  Number of performance shares earned based on one-year Parent performance.

•  Earned awards are subject to additional time-based vesting, with vesting occurring in three equal increments following the first, second, and third anniversaries of the grant.

Stock Options	• Aligns executives with shareholders, with the value of an award realized only if the stock price appreciates following the date of grant.	• Pro rata annual three-year vesting, with vesting occurring in three equal increments following the first, second, and third anniversaries of the grant.

Restricted Stock	• Addresses competitive concerns with a focus on retaining Parent key executives needed to realize Parent’s long-term performance objectives.	• Pro rata annual three-year vesting, with vesting occurring in three equal increments following the first, second, and third anniversaries of the grant.

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Target Awards. The target awards for 2019 for Mr. Lindsay and Mr. Olsen are expressed as a percentage of base salary.

Named Executive Officer	LTIP Target % of Salary
Douglas A. Lindsay	225%
Stephen Olsen	60%

The award target percentage was set by the Parent Compensation Committee after reviewing the general award levels across Parent’s peer group and considering the responsibilities of Mr. Lindsay.

The award is generally converted to a target number of performance shares and time-based RSAs by dividing the allocable portion of the grant date award value by Parent’s closing stock price on the date of grant. To determine the number of options to grant, the allocable portion of the grant date award value was divided by the estimated fair value of an option, as determined for benchmarking purposes using the Black-Scholes valuation methodology.

The LTI target award that was granted to Messrs. Lindsay and Olsen pursuant to the 2019 program structure is set forth in the table below:

2019 Equity Awards

LTI Target Value

Named Executive Officer	Stock Options 25% +	Restricted Stock 25% +	Performance Shares 50% =	2019 LTI Value Target
Douglas A. Lindsay	$337,500	$337,500	$675,000	$1,350,000
Stephen Olsen	$67,500	$67,500	$135,000	$270,000

Shares Awarded (at target)

Named Executive Officer	Stock Options 25% +	Restricted Stock 25% +	Performance Shares 50% =	2019 LTI Shares at Target
Douglas A. Lindsay	17,400	6,240	12,480	24,960
Stephen Olsen	3,480	1,260	2,520	5,040

Performance Shares Performance Measures and Weights. The following were the performance measures and weights for the performance shares granted in 2019:

Named Executive Officer	Adjusted Aaron’s Business Revenue	Adjusted Aaron’s Business EBITDA	Adjusted Revenue (Consolidated)
Douglas A. Lindsay	50%	30%	20%
Stephen Olsen	50%	30%	20%

Parent Compensation Committee selected these measures for its Named Executive Officers to focus participants on growing Parent’s business and on sustaining and improving the quality of Parent’s earnings. The same structure that was used by Parent Compensation Committee for its Named Executive Officers was used for Mr. Olsen as well. In this case, the measures are specific to Parent’s Aaron’s Business segment, except where noted as “consolidated,” which refers to Parent, and are calculated as follows:

•

Revenue is based on Parent’s Aaron’s Business segment results for 2019, as described above in “Components of the Executive Compensation Program—Annual Cash Incentive Awards” for Parent’s Aaron’s Business segment. Consolidated Adjusted Revenue includes the consolidation of Aaron’s Business segment with Progressive and Vive and is reduced for the amount of provision expense at Vive; and

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•	Adjusted EBITDA is based on Parent’s Aaron’s Business segment results for 2019, calculated as described above in “Components of the Executive Compensation Program—Annual Cash Incentive Awards.”

Refer to Appendix A for the reconciliation of these non-GAAP measures to the closest GAAP measurement.

Performance Goals and Results. The Parent Compensation Committee established goals for each of the performance measures in the performance share program, including a Threshold, Target, and Maximum performance goal that corresponded to a Threshold, Target, and Maximum number of shares that could be earned. The number of shares that could be earned ranged from 25% to 200% of Target. Payouts for results between these levels are interpolated, with scales that vary by business segment. If the results are less than threshold, then no shares would be earned.

The following tables summarize the performance goals, performance results, and related earning levels as a percent of target for Messrs. Lindsay and Olsen:

Aaron’s Business:

($ Million)		Plan Performance Range			Actual Performance and Payout
Metric		Threshold	Target Zone[1]	Maximum	Actual	% of Target	Payout Calculation
Aaron’s Business Revenue	50%	$1,716	$1,846 - $1,865	$1,995	$1,784	96.2%	72.0%
Aaron’s Business Adj. EBITDA[2]	30%	$150	$168 - $170	$186	$165	97.5%	87.8%
Consolidated Adjusted Revenue[3]	20%	$3,831	$4,012 - $4,053	$4,234	$3,926	97.4%	78.7%

Payout		25%	100%	200%			78.1%

[1]	If actual performance falls anywhere within this dollar range then payout is at 100% of target.
[2]	Further adjusted to remove insurance recoveries for Hurricanes Harvey and Irma and to remove certain due diligence costs.
[3]	Further adjusted to remove the effect of provision expense at Vive.

The performance shares earned by Mr. Lindsay and Olsen based on 2019 performance will vest in three annual increments on March 7, 2020, 2021, and 2022.

Changes for 2020. Parent Compensation Committee made changes to the design of the 2020 performance share program. In order to eliminate overlap between the annual cash incentive plan and the performance share plan, the metrics for long-term incentive were changed to focus largely on Consolidated or Business Segment revenue creation as appropriate. Line-of-sight profitability continues to be emphasized and measured via adjusted pre-tax income, and metrics for corporate participants will contain a balance sheet component to encourage a holistic and balanced approach to sustained growth and value creation. The same structure Parent Compensation Committee used for its NEOs was used for Mr. Olsen as well. The weightings of the metrics are as shown in the table below:

Named Executive Officer	Aaron’s Business Revenue	Adjusted Aaron’s Business Pre-Tax Income
Douglas A. Lindsay	70%	30%
Stephen Olsen	70%	30%

Executive Compensation Policies

Stock Ownership Guidelines. The Parent Compensation Committee has adopted stock ownership guidelines to further align the interests of senior executives with Parent shareholders. The table below summarizes the current guidelines that apply to Parent NEOs. As of December 31, 2019, all of Parent’s executive officers satisfied these guidelines.

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Feature	Provision
Required levels

5x base salary: Chief Executive Officer

3x base salary:

•  CFO and President, Strategic Operations;

•  Chief Executive Officer, Progressive; and

•  Chief Innovation Officer, Progressive

2x base salary: President, Aaron’s Business

Stock counted toward guidelines	Stock owned outright Stock held in retirement accounts Unvested time-based RSUs and RSAs Earned but unvested performance shares “In the money” value of vested but unexercised stock options

Clawback Policy. The Parent Compensation Committee has adopted a policy that provides that annual incentive and equity awards to Parent executive officers may be recouped if Parent restates Parent’s consolidated financial statements. Under this policy, covered employees including Parent NEOs may be required to repay to Parent the difference between the amount of incentives and awards received and the amount that would have been payable under the restated financial statements.

Securities Trading Policy. As part of Parent’s Insider Trading Policy, all Parent officers and directors are prohibited from trading any interest or position relating to the future price of Parent securities. These prohibited transactions include trading in puts, calls, short sales, or hedging transactions, but do not generally prohibit other purchases and sales of Parent common stock made in compliance with the limitations contained in Parent’s Insider Trading Policy. Pledging of Parent securities is prohibited under Parent’s Insider Trading Policy.

Tally Sheets. The Parent Compensation Committee reviews tally sheets for select executives. These tally sheets provide a comprehensive view of target, actual, and contingent executive compensation payouts under a variety of termination and performance scenarios. The tally sheets allow the Parent Compensation Committee to understand the cumulative effect of prior pay decisions and stock performance, as well as the retentive ability of existing LTIs, severance, and change-in-control arrangements. The tally sheets are intended to facilitate the Parent Compensation Committee’s understanding of the nature and amounts of total compensation under Parent’s executive compensation program and to assist Parent’s Compensation Committee in its overall evaluation of the Parent program.

Executive Benefits and Perquisites

Parent’s executive compensation program also provides certain benefits and perquisites to Parent NEOs. The value of these benefits and perquisites represents a small portion of a Parent NEO’s overall total compensation opportunity and does not materially influence the Parent Compensation Committee’s decisions with respect to the salary and incentive elements of the compensation of Parent NEOs. The Parent Compensation Committee periodically reviews the perquisites and other personal benefits that are provided to senior management to ensure they remain in the best interests of Parent and its shareholders.

Healthcare Benefits. Parent NEOs receive a full range of standard benefits, including the medical, dental, vision, life and voluntary disability coverage available to Parent employees generally.

Retirement Plans. Parent NEOs participate on the same basis as other employees in the Aaron’s Holdings Company, Inc. Employees Retirement Savings Plan (the “401(k) Plan”) for all full-time employees. Employees with at least one year of service who meet certain eligibility requirements are eligible for a Parent match.

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Parent’s 401(k) Plan uses a safe harbor formula that allows employees to contribute up to 75% of their annual compensation with 100% matching by Parent on the first 3% of compensation and an additional 50% match on the next 2% of compensation. All matching by Parent is immediately vested under the new plan formula and any prior contributions will continue to vest under the preceding vesting schedule.

Under Parent’s Nonqualified Deferred Compensation Plan (the “Deferred Compensation Plan”), a select group of management or highly compensated employees are eligible to elect to defer up to 75% of their base salary and up to 75% of their annual bonus on a pre-tax basis. Should they so elect, Parent will make discretionary matching contributions under the same formula that applies for Parent’s 401(k) Plan, with the benefit not exceeding the 401(k) Plan statutory limit.

Perquisites. Parent NEOs may use Parent’s aircraft from time to time for non-business use. Incremental operating costs associated with such personal use is paid by Parent. The amount of income attributed to each Parent NEO for income tax purposes from personal aircraft use is determined by the Standard Industry Fare Level method, and the executives are responsible for paying the tax on this income. The aggregate incremental cost to Parent of such use by each Parent NEO, if any, is included under the “All Other Compensation” column of “Executive Compensation—Summary Compensation Table.”

Employment Agreements and Other Post-Termination Protections

To attract and retain talented executives, we recognize the need to provide protection to Parent executives in the event of certain termination situations. The highly competitive nature of the relevant market for key leadership positions means we may be at a competitive disadvantage in trying to retain Parent’s current leaders, or hire executives from outside of Parent, if we are not able to offer them the type of protections typically found in the market.

Mr. Lindsay is covered by a severance and change-in-control agreement we entered into with him in February 2019, which is intended to provide certain benefits in the event employment is terminated other than for cause, disability or death, or in the event termination of employment occurs by Mr. Lindsay for good reason following a change of control at any time. The severance and change-in-control agreement aids us in retaining key leaders who are critical to the ongoing stability of Parent’s business, foster objectivity should Mr. Lindsay be asked to evaluate proposals that may result in the loss of his employment, and provide important protections to us in terms of confidential information and competitive matters that could arise after Mr. Lindsay’s employment is terminated.

Mr. Olsen is covered by Parent’s Executive Severance Pay Plan. The purposes of that Plan include (a) providing certain executives of the company and/or any affiliate or subsidiary with severance pay benefits in the event of the termination of their employment, (b) better enabling the company and its affiliates and subsidiaries to attract and retain highly qualified executives, (c) providing executives protection in the event of a change in control of the company so that the executives are focused on pursuing transaction opportunities that are beneficial to shareholders, and (d) retaining critical talent in the event of a potential change in control transaction.

EXECUTIVE COMPENSATION

As noted above, we are in the process of identifying all of the persons who will be our executive officers following the distribution and the compensation arrangements that will be applicable to such individuals. In a subsequent amendment to this information statement, we will disclose, in accordance with the SEC requirements, information regarding the compensation of our Named Executive Officers.

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Summary Compensation Table

The following Summary Compensation Table summarizes the total compensation earned by, or awarded to, our named executive officers in 2019, 2018 and 2017, as applicable.

Name and Principal Position	Year	Salary ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)		Total ($)
Douglas A. Lindsay, Chief Executive Officer	2019	600,000	1,014,250	340,866	542,800	12,010	((5)	2,509,926
	2018	584,615	1,015,145	375,127	610,100	25,418		2,610,405
	2017	500,000	375,899	121,068	744,600	17,480		1,759,047
Stephen Olsen, President	2019	450,000	204,800	68,173	183,200	30,563	(5),(6)	936,736

(1)

Represents the aggregate grant date fair value of awards of time-based RSUs, RSAs, and performance shares recognized by the Parent as required by Financial Accounting Standards Board Codification Topic 718. See Note 13 to the Parent’s consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, for a discussion of the assumptions used in calculating these amounts. For the time-based RSUs and RSAs, the fair value is calculated using the closing stock price on the date of grant. For the performance shares, the fair value is also the closing stock price on the date of grant, multiplied by a number of shares that is based on the targeted attainment level, which represents the probable outcome of the performance condition on the date of grant. The amounts do not reflect the value actually realized or that may ultimately be realized by Parent’s executive officers. Assuming the highest performance conditions for the performance share awards granted in 2019, the grant date fair value would be: Mr. Lindsay $1,352,333; Mr. Olsen $273,067.

(2)

Represents the grant date fair value of awards of stock options recognized by the Company as required by the Financial Accounting Standards Board Codification Topic 718. The Company determines the fair value of stock options on the grant date using a Black-Scholes-Merton option pricing model that incorporates expected volatility, expected option life, risk-free interest rates, and expected dividend yields. See Note 13 to the Company’s consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, for a discussion of the assumptions used in calculating these amounts.

(3)	Reflects the value of the cash bonus earned under our annual cash incentive award program.
(4)

Parent provides a limited number of perquisites to our named executive officers and value those perquisites based on their aggregate incremental cost to the Company. We calculated the incremental cost of Company aircraft use based on the average variable operating costs to the Company. Variable operating costs include fuel costs, maintenance fees, positioning costs, catering costs, landing/ramp fees, and the amount, if any, of disallowed tax deductions associated with the personal use of Company aircraft. The total annual variable operating costs are divided by the annual number of flight hours flown by the aircraft to derive an average variable cost per flight hour. This average variable cost per flight hour is then multiplied by the flight hours flown for personal use to derive the incremental cost to the Company. This method excludes fixed costs that do not change based on usage, such as pilots’ and other employees’ salaries and benefits and hangar expenses. Aggregate incremental cost, if any, of travel by the executive’s family or other guests when accompanying the executive is also included.

(5)	Includes matching contributions in the amount of $11,200 made by the Parent to Messrs. Lindsay’s or Olsen’s account, as applicable, in the Company’s 401(k) plan.
(6)

Includes matching contributions in the amount of $7,328 made by the Parent to Mr. Olsen’s account as part of the Nonqualified Deferred Compensation plan. These amounts are also included in the Nonqualified Deferred Compensation section below.

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Grants of Plan-Based Awards in Fiscal Year 2019

The Parent Compensation Committee granted restricted stock, stock options and performance shares to our named executive officers during 2019. Set forth below is information regarding awards granted in 2019.

	Grant Date	Potential Payouts Under Non- Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3)	All Other Option Awards: Number of Securities Under- lying Options(4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(5) ($)
Name		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Douglas A. Lindsay		150,000	600,000	1,110,000
	2/21/2019				3,120	12,480	24,960				676,166
	2/21/2019							6,240			338,083
	2/21/2019								17,400	54.18	340,866
Stephen Olsen		50,625	202,500	374,625
	2/21/2019				630	2,520	5,040				136,534
	2/21/2019							1,260			68,267
	2/21/2019								3,480	54.18	68,173

(1)

For the named executive officers, represents the amounts that could be earned under the annual cash incentive award program based on performance against pre-determined goals for revenue and Adjusted EBITDA of the Aaron’s Business segment , based on each executive’s organizational level. The amounts actually earned are included in the non-equity incentive plan compensation column of the Summary Compensation Table.

(2)

Represents the performance shares granted under Parent’s 2019 long-term equity incentive award program. Performance metrics for Mr. Lindsay and Mr. Olsen included consolidated Parent revenues, revenues for the Aaron’s Business and Adjusted EBITDA for the Aaron’s Business. For all named executive officers who received awards, the threshold number of shares represents 25% of target, and the maximum number of shares represents 200% of target. Any awards earned vest in three approximately equal increments over a three-year period on March 7, 2020, 2021 and 2022. Based on our performance for the year, performance shares were earned under the 2019 program at 78.1% of target for Mr. Lindsay and 78.1% for Mr. Olsen.

(3)

Includes the time-based RSAs granted to each of Parent’s named executive officers under our 2019 long-term equity incentive award program, that are expected to vest in three approximately equal increments over a three-year period on each of March 7, 2020, 2021 and 2022.

(4)

Includes stock options granted under our 2019 long-term equity incentive award program that are expected to vest in three approximately equal increments over a three-year period on each of March 7, 2020, 2021 and 2022.

(5)

Represents the aggregate grant date fair value of awards recognized by the Parent as required by Financial Accounting Standards Board Codification Topic 718. See Note 13 to the Company’s consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 for a discussion of the assumptions used in calculating these amounts.

Parent’s Amended and Restated 2015 Equity and Incentive Plan

General. The purpose of Parent’s Amended and Restated 2015 Equity and Incentive Plan (the “A&R 2015 Plan”), which was approved by shareholders at an annual meeting on May 8, 2019, is to promote the long-term growth and profitability of Parent and its subsidiaries by providing employees, directors, consultants, advisors and other persons who work for Parent and its subsidiaries with incentives to maximize shareholder value and otherwise contribute to Parent’s continued success. In addition, Parent believes the A&R 2015 Plan is a critical component to help Parent attract, retain and reward the best talent and align their interests with Parent’s shareholders.

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Administration of the A&R 2015 Plan. The Parent Board of Directors may appoint the Parent Compensation Committee or such other committee consisting of two or more members to administer the A&R 2015 Plan, and the Parent Board of Directors has currently designated the Parent Compensation Committee to serve this function. The Parent Compensation Committee has the right to select the persons who receive awards under the A&R 2015 Plan, to set the terms and conditions of such awards (including the term, exercise price, vesting conditions, and the consequences of termination of employment), and to interpret and administer the A&R 2015 Plan. Subject to the express provisions of the A&R 2015 Plan, the Parent Compensation Committee is authorized and empowered to do all things that the Parent Compensation Committee in its discretion determines to be necessary or appropriate in connection with the administration and operation of the A&R 2015 Plan.

Types of Awards. The A&R 2015 Plan provides for the grant of non-qualified stock options (“NQSOs”), incentive stock options (“ISOs”), stock appreciation rights (“SARs”), restricted stock, RSUs, performance shares, performance units, annual incentive awards and other stock-based awards to eligible participants. ISOs may only be granted to employees of Parent or its subsidiaries.

If shares awarded under the A&R 2015 Plan are not issued, or are reacquired by Parent, as a result of a forfeiture of restricted stock or an RSU, or the termination, expiration or cancellation of an NQSO, ISO, SAR, performance share or performance unit, or the settlement of an award in cash in lieu of shares, that number of shares will be added back to the Share Pool. If the exercise price of an option, or the purchase price and/or tax withholding obligation under any award is satisfied by Parent retaining shares or by the participant tendering shares (either by actual delivery or attestation), the number of shares so retained or tendered shall be deemed delivered for purposes of determining the Share Pool and shall not be available for further awards under the A&R 2015 Plan. To the extent a SAR is settled in shares of common stock of Parent, the gross number of shares subject to such SAR shall be deemed delivered for purposes of determining the Share Pool and shall not be available for further awards under the A&R 2015 Plan. Shares reacquired by Parent on the open market or otherwise using cash proceeds from the exercise of options shall not be added back to the Share Pool.

Amendment and Termination. The board of directors of Parent or the Parent Compensation Committee may amend or terminate the A&R 2015 Plan in whole or in part at any time, but the amendment or termination cannot adversely affect any rights or obligations with respect to an award previously granted without the affected participant’s written consent. Parent must obtain the approval of the shareholders before amending the A&R 2015 Plan to the extent required by Section 422 of the Code or the rules of the NYSE or other applicable law.

The Parent Compensation Committee may amend an outstanding award agreement in a manner not inconsistent with the terms of the A&R 2015 Plan, but the amendment will not be effective without the participant’s written consent if the amendment is materially adverse to the participant. The Parent Compensation Committee cannot amend outstanding awards, without shareholder approval, to reduce the exercise price of outstanding awards, or cancel outstanding options or SARs in exchange for cash, another award or stock option or SAR with an option exercise price or SAR price that is less than the option exercise price or SAR price of the original stock option or SAR.

Parent’s Amended and Restated 2001 Stock Option and Incentive Award Plan

The Aaron Rents, Inc. 2001 Stock Option and Incentive Award Plan, as amended ( the “2001 Incentive Plan”), was terminated and replaced by the 2015 Equity and Incentive Plan which was subsequently amended by the A&R 2015 Plan. The 2001 Incentive Plan is no longer open to participation by any of Parent’s employees, officers or directors, and no further awards may be granted under the 2001 Incentive Plan. While the plan remained in effect, the Parent Compensation Committee administered the 2001 Incentive Plan and had the exclusive right to set the terms and conditions of grants and awards, including the term, exercise price, vesting conditions (including vesting based on the Company’s performance or upon share price performance), and consequences of termination of employment. The Parent Compensation Committee also selected the persons who receive such grants and awards and interpreted and administered the 2001 Incentive Plan. The last awards granted under the 2001 Incentive Plan vested in 2018, and the last stock options granted under that plan will expire in 2025.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

Parent’s Employee Stock Purchase Plan

General. The purpose of Parent’s Employee Stock Purchase Plan (the “ESPP”), which was approved by shareholders at an annual meeting on May 9, 2018, is to encourage ownership of Parent’s common stock by eligible employees of Parent and certain Parent subsidiaries which have been designated as eligible to participate in the ESPP. Specifically, the ESPP provides eligible employees of Parent and certain Parent subsidiaries an opportunity to use payroll deductions to purchase shares of Parent common stock on periodic purchase dates at a discount. The Parent Compensation Committee believes that the ESPP is a valued benefit for Parent’s eligible employee base. Parent believes that allowing employees to purchase shares of Parent common stock through the ESPP motivates high levels of performance and provides an effective means of encouraging employee commitment to Parent’s success and recruiting new employees. Parent expects that employee participation in the ownership of the business through the ESPP will be to the mutual benefit of both Parent employees and Parent. The Parent Board of Directors or the Parent Compensation Committee may amend, suspend or terminate the ESPP at any time. However, no amendment may increase the number of shares of common stock available under the ESPP, change the employees eligible to participate, or cause the ESPP to cease to be an “employee stock purchase plan” within the meaning of Section 423 of the Code, without obtaining shareholder approval within 12 months before or after such amendment.

Administration. The ESPP is administered by the Parent Compensation Committee, although the Compensation Committee may, where permitted by the terms of the ESPP and applicable law, delegate administrative tasks under the ESPP to the services of an agent and/or Parent employees to assist with the administration of the ESPP. Subject to the provisions of the ESPP and applicable law, the Parent Compensation Committee or its delegate will have full and exclusive authority to interpret the terms of the ESPP and determine eligibility to participate in the ESPP. In all cases, the ESPP is required to be administered in such a manner so as to comply with applicable requirements of Section 423 of the Code. All determinations of the Parent Compensation Committee are final and binding on all persons having an interest in the ESPP.

Offering Period, Purchase of Shares. Under the ESPP, participants have the ability to purchase shares of Parent common stock at a discount during a series of successive offering periods, which will commence and end on such dates as determined by the Parent Compensation Committee or its delegate. Unless otherwise determined by the Parent Compensation Committee or its delegate, each offering period will be six months in length. However, in no event may an offering period be longer than 27 months in length.

Shares Available for Issuance. The maximum number of shares of Parent common stock authorized for sale under the ESPP is 200,000. The shares made available for sale under the ESPP may be authorized but unissued shares, treasury shares, reacquired shares reserved for issuance under the ESPP, or shares acquired on the open market. As of December 31, 2019, the aggregate number of shares of common stock that may be issued under the ESPP was 128,134.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

Outstanding Equity Awards at 2019 Fiscal Year-End

Name of Executive	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Douglas A. Lindsay
	18,390		—		22.65	2/1/2026
	9,440	(2)	4,720	(2)	27.18	2/24/2027
	7,560	(3)	15,120	(3)	47.26	3/2/2028
			17,400	(4)	54.18	2/21/2029
							1,540	(5)	87,949	4,516		257,909
							4,780	(6)	272,986	9,636		550,312
							6,240	(7)	356,366	12,480	(8)	712,733
Stephen Olsen
			2,410		27.18	2/24/2027
	1,520	(3)	3,040	(3)	47.26	3/2/2028
			3,480	(4)	54.18	2/21/2029
							790	(5)	45,117
							960	(6)	54,826
							1,260	(7)	71,959
										2,309		131,867
										1,940		110,793
										2,520	(8)	143,917

(1)	Reflects award value based on a share price of $57.11, the closing price of Parent common stock on December 31, 2019.
(2)	These options vest in three equal increments on each of March 15, 2018, 2019 and 2020.
(3)	These options vest in three equal increments on each of March 7, 2019, 2020 and 2021.
(4)	These options vest in three equal increments on each of March 7, 2020, 2021 and 2022.
(5)	These RSAs vested on March 15, 2020.
(6)	One half of these RSAs vested on March 7, 2020 and the remaining one-half are expected to vest on March 7, 2021.
(7)	These RSAs vest in three equal increments on each of March 7, 2020, 2021 and 2022.
(8)

Amounts shown reflect performance shares subject to meeting specific performance goals and service periods, which, based on Parent performance, are reflected at the target award level. Performance shares earned vest in three equal increments on each of March 7, 2020, 2021 and 2022.

Options Exercised and Stock Vested in Fiscal Year 2019

The following table provides information for our Named Executive Officers on (a) stock option exercises during 2019, including the number of shares acquired upon exercise and the value realized and (b) the number of

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shares acquired upon the vesting of stock awards, each before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(2) ($)
Douglas A. Lindsay	—	—	36,614	1,871,747
Stephen Olsen	2,410	70,349	8,049	441,133

(1)	Reflects the value of options exercised based on the difference between the closing price of Parent common stock on the day of exercise and the applicable exercise price.
(2)	Reflects the value of shares that vested based on the closing price of Parent common stock on the applicable vesting date.

Pension Benefits

Parent does not provide defined benefit pension plans for the Parent NEOs.

Nonqualified Deferred Compensation as of December 31, 2019

Effective July 1, 2009, Parent implemented the Deferred Compensation Plan, an unfunded, nonqualified deferred compensation plan open to a select group of management, highly compensated employees and non-employee directors. On a pre-tax basis, eligible employees of Parent can defer receipt of up to 75% of their base salary and up to 75% of their incentive pay compensation, and eligible non-employee directors can defer receipt of up to 100% of their cash director fees. In addition, Parent elected to make restoration matching contributions on behalf of eligible employees to compensate for certain limitations on the amount of matching contributions an employee can receive under the Parent’s tax-qualified 401(k) plan.

Compensation deferred under the plan is recorded as a deferred compensation liability, which is recorded in accounts payable and accrued expenses in the combined balance sheets. Liabilities under the plan are recorded at amounts due to participants, based on the fair value of participants’ selected investments, which consist of equity and debt “mirror” funds. The obligations are unsecured general obligations of Parent and the participants have no right, interest or claim in the assets of Parent, except as unsecured general creditors. Parent has established a rabbi trust to fund obligations under the plan primarily with company-owned life insurance policies.

Effective January 1, 2018, Parent implemented a discretionary match within the nonqualified Deferred Compensation Plan. The match allows eligible employees to receive 100% matching by Parent on the first 3% of contributions and 50% on the next 2% of contributions for a total of a 4% match. The annual match is not to exceed $11,000 for an individual employee and is subject to a three-year cliff vesting schedule.

The following table provides information on accounts of and compensation deferred by Messrs. Lindsay and Olsen pursuant to the Deferred Compensation Plan.

Name of Executive	Executive Contributions in 2019	Company Contributions in 2019	Aggregate Earnings (Loss) in Last Fiscal Year	Aggregate Withdrawals / Distributions	Aggregate Balance at December 31, 2019
Douglas A. Lindsay(1)	$30,505	$—	$13,100	$—	$81,366
Stephen Olsen	$13,430	$7,328	$6,411	$—	$31,939

(1)

Mr. Lindsay was a participant in the Deferred Compensation Plan in prior periods but did not participate in 2019. Mr. Lindsay had contributions from 2018 bonus earnings paid into the plan during the first quarter of 2019.

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Pursuant to 17 C.F.R. Section 200.83

Potential Payments Upon Termination or Change in Control

Severance Plan. The Parent Compensation Committee has adopted an Executive Severance Pay Plan (the “Parent Severance Plan”) intended to provide senior managers certain benefits in the event their employment is terminated by Parent without cause or after a change in control. The Severance Plan also provides important protections to Parent in terms of confidential information and competitive matters that could arise after their employment is terminated.

In February 2019, Parent entered into severance and change-in-control agreements with Mr. Lindsay. The agreement will continue for a term of three years, automatically renewing for one-year periods after the initial term unless either party gives notice not to extend the term. Under the agreement, if Mr. Lindsay’s employment is terminated by Parent during the two-year period from the commencement of a change in control (as defined in the agreement) other than for cause (as defined in the agreement), disability or death, or if employment is terminated by the executive for good reason (as defined in the agreement), Mr. Lindsay shall receive (a) severance payments in a lump sum amount equal to two times the sum of (i) Mr. Lindsay’s annual salary plus (ii) Mr. Lindsay’s target bonus; (b) a lump sum cash bonus payment based on the average annual bonus earned by the executive over the two years prior to the year in which the termination occurs, pro-rated based on the number of days in the year in which termination occurs that lapse prior to termination; (c) a lump sum cash payment equal to Mr. Lindsay’s accrued, unused vacation time; and (d) a lump sum payment in an amount equal to two years’ worth of Mr. Lindsay’s monthly COBRA premiums for continued coverage under Parent’s group health insurance plan, in each case, payable on the sixtieth day following termination. In the event of termination by Parent other than for cause, disability or death, or termination by Mr. Lindsay for good reason, in the absence of a change in control, or more than two years following a change in control, Mr. Lindsay would be entitled to (a) continued salary for twenty-four months following termination plus bonus payments in an amount equal to one-twelfth of Mr. Lindsay’s target bonus in each of the twenty-four months following termination, payable no less frequently than on a monthly basis beginning on the sixtieth day following termination; and (b) a lump sum cash payment in an amount equal to Mr. Lindsay’s accrued, unused vacation time, payable on the sixtieth day following termination.

Assuming Mr. Lindsay’s employment terminated or there was a change in control on December 31, 2019, such payments and benefits have an estimated value of $5,584,054.

Termination Event	Cash Severance	Equity Acceleration	Cash Bonus	Total Value
Voluntary Resignation by Executive	$—	$—	$—	$—
Termination by Company for Cause	$—	$—	$—	$—
Termination due to Death	$—	$2,431,239	$542,800	$2,974,039
Termination due to Disability	$—	$2,431,239	$542,800	$2,974,039
Termination by Company without Cause	$2,420,837	$—	$—	$2,420,837
Termination by Executive for Good Reason	$2,400,000	$—	$—	$2,400,000
Termination by Company without Cause (following CIC)	$2,441,673	$2,465,031	$677,350	$5,584,054
Termination by Executive for Good Reason (following CIC)	$2,441,673	$2,465,031	$677,350	$5,584,054
Change in Control (CIC)	$—	$—	$—	$—

Parent does not have any severance or change-in-control agreement with Mr. Olsen. Mr. Olsen is covered by Parent’s Executive Severance Play Plan. Under the terms of that plan that would apply on December 31, 2019, if Mr. Olsen’s employment is terminated by Parent during the two-year period from the commencement of a

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change in control (as defined in the Plan), or is terminated by Mr. Olsen for good reason within the two-year period from the commencement of a change in control (as defined in the Plan), Mr. Olsen would be entitled to (a) severance payments of his annual salary for a period of eighteen months following his termination date, paid in accordance with Parent’s standard payroll schedule, (b) bonus payments in an amount equal to one-twelfth of Mr. Olsen’s target bonus in each of the eighteen months following termination, payable no less frequently than on a monthly basis beginning on the sixtieth day following termination, (c) a lump sum cash bonus payment based on the target bonus under Mr. Olsen’s annual bonus plan for the fiscal year of his termination date, pro-rated based on the number of days in the year in which termination occurs that lapse prior to termination, and (d) eighteen months of monthly COBRA premiums for continued coverage under Parent’s group health insurance plan. In the event of termination by Parent for disability or death, Mr. Olsen would be eligible for (a) acceleration of unvested equity, including full vesting of options, RSUs, and RSAs, full vesting of earned but unvested PSUs, and (b) pro-rata acceleration of unearned PSU’s based on actual performance. In the event of termination by Parent other than for cause, disability or death, and in the absence of a change in control or more than two years following a change in control, Mr. Olsen would be eligible for (a) severance payments of his annual salary for a period of twelve months following his termination date, paid in accordance with Parent’s standard payroll schedule, and (b) twelve months of monthly COBRA premiums for continued coverage under Parent’s group health insurance plan.

Assuming Mr. Olsen’s employment terminated as the result of a change in control on December 31, 2019, such payments and benefits have an estimated value of $2,233,935.

Termination Event	Cash Severance	Equity Acceleration	Cash Bonus	Total Value
Voluntary Resignation by Executive	$—	$—	$—	$—
Termination by Company for Cause	$—	$—	$—	$—
Termination due to Death	$—	$670,750	$—	$670,750
Termination due to Disability	$—	$670,750	$—	$670,750
Termination by Company without Cause	$467,861	$—	$—	$467,681
Termination by Executive for Good Reason	$—	$—	$—	$—
Termination by Company without Cause (following CIC)	$1,225,685	$670,750	$337,500	$2,233,935
Termination by Executive for Good Reason (following CIC)	$1,225,685	670,750	337,500	2,233,935
Change in Control (CIC)	$—	$—	$—	$—

An amendment to Parent’s Executive Severance Pay Plan that became effective on July 9, 2020 would affect the payments due to Mr. Olsen. For terminations during the two-year period from the commencement of a change in control (as defined in the Plan), or is terminated for good reason within the two-year period from the commencement of a change in control (as defined in the Plan), he would be eligible for 24 months of annual salary and target bonus instead of 18 months. In addition, in circumstances when Mr. Olsen is to be paid salary, target bonus, and/or COBRA premiums for continued coverage under Parent’s group health insurance plans, those would now would now be paid in a lump-sum payment beginning on the sixtieth day following termination so long as they are exempt as a short-term deferral within the meaning of Section 409A of the Code and do not qualify for the two-times compensation exemption of Treasury Reg. § 1.409A-1(b)(9)(iii), in which case they would be paid in substantially equal installments in accordance with Parent’s standard payroll schedule over the specific number of months. Because the effects of this amendment to Parent’s Executive Severance Pay Plan would not affect what Mr. Olsen would be eligible for on December 31, 2019, the effects of this amendment are not reflected in the table above.

106

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

Severance Agreement and Plan Definitions. For purposes of the Severance and Change-In-Control Agreement with Mr. Lindsay described herein, “Cause” generally means (a) the commission by the executive of fraud, embezzlement, theft or proven dishonesty, or any other illegal act or practice; (b) the willful engaging by the executive in misconduct which is deemed by the Board, in good faith, to be materially injurious to the Company or an affiliate of the Company; or (c) the willful and continued failure or habitual neglect by the executive to perform the executive’s duties with the Company or an affiliate of the Company substantially in accordance with the operating and personnel policies and procedures of the Company or an affiliate of the Company generally applicable to all of their employees.

For purposes of the Severance and Change-In-Control Agreement with Mr. Lindsay described herein, “Change in Control” generally means: (a) the acquisition (other than from the Company) by any person of beneficial ownership, of thirty-five percent (35%) or more of the combined voting power of then outstanding securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”), excluding, however, (i) any acquisition by the Company or (ii) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; (b) a majority of the members of our Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of our Board of Directors before the date of the appointment or election; or (c) consummation by the Company of a reorganization, merger, or consolidation or sale of all or substantially all of the assets of the Company; excluding, however, a transaction pursuant to which all or substantially all of the individuals or entities who are the beneficial owners, respectively, of the Outstanding Company Voting Securities immediately prior to such transaction will beneficially own, directly or indirectly, more than 50 percent of the combined voting power of the outstanding securities of such corporation entitled to vote generally in the election of directors of the corporation resulting from such transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or indirectly) in substantially the same proportions relative to each other as their ownership, immediately prior to such transaction, of the Outstanding Company Voting Securities.

For purposes of the Severance and Change-In-Control Agreement with Mr. Lindsay described herein, “Good Reason” generally means: (a) any material reduction in the named executive officer’s base salary; (b) any material reduction in the named executive officer’s authority, duties or responsibilities; (c) any significant change in the geographic location at which the named executive officer must perform his duties; or (d) any material breach of the named executive officer’s employment agreement by the Company.

For purposes of the Severance and Change-In-Control Agreement with Mr. Lindsay described herein, “Disability” shall mean the named executive officer’s inability, due to physical or mental injury or illness, to perform the essential functions of his position with or without reasonable accommodation for a period of 180 days, whether or not consecutive, occurring within any period of 12 consecutive months.

Severance Plan Definitions. Our Executive Severance Pay Plan contains definitions for the terms “Cause,” “Change in Control,” “Good Reason” and “Disability” which are substantially similar to those contained in “—Severance Agreement and Plan Definitions” above.

Incentive Plans. Generally, under the terms of our Executive Severance Pay Plan, in the event of a change in control, the named executive officer would receive an automatic payment of target-level cash bonuses, prorated to the extent the change in control occurs during the annual performance period. The Executive Severance Pay Plan does not contain a provision accelerating or awarding payments in the event of termination.

Under the terms of the A&R 2015 Plan and the related award agreements that apply to our executive officers, all outstanding unvested stock options, RSUs and earned performance shares immediately vest in the event of termination of employment due to death or disability. With respect to performance shares that have not been earned at the time of a termination of employment due to death or disability, those performance shares will

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not vest immediately, but rather, will vest at the earned amount that is determined at the end of the performance period applicable to those performance shares. In the event of termination for any other reason not in connection with a change in control, all unvested equity awards are forfeited. In the event of a change in control, all outstanding unvested stock options, RSUs and performance shares would vest upon a termination by the employer without Cause or by the executive officer for Good Reason during the following two years.

Director Compensation

We are in the process of identifying the persons who will be our directors following the distribution and the compensation arrangements that will be applicable to such individuals. In a subsequent amendment to this information statement, we will disclose, in accordance with the SEC requirements, information regarding the compensation of our directors.

APPENDIX A

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION

The tables below present a reconciliation of certain Parent non-GAAP financial measures to GAAP.

The Adjusted EBITDA metrics are calculated as earnings before interest expense, depreciation on property, plant and equipment, amortization of intangible assets and income taxes. Further adjustments were made to calculate Adjusted EBITDA such as excluding insurance recoveries for the 2017 Hurricanes Harvey and Irma from the Aaron’s Business and to remove certain legal and due diligence costs from the Aaron’s Business. The amounts for these pre-tax non-GAAP adjustments can be found in the Adjusted EBITDA table below.

Adjusted EBITDA	Year Ended December 31, 2019
(In Thousands)	Parent’s Aaron’s Business segment
Earnings Before Income Taxes	$46,731
Interest Expense	4,868
PP&E Depreciation	60,415
Amortization	13,294

EBITDA	125,308

Restructuring Expenses	39,990
Acquisition Transaction and Transition Costs	735

Adjusted EBITDA	166,033
Insurance Recoveries for Hurricanes and certain Legal and Due Diligence Costs, net	(1,257)

Adjusted EBITDA- used for Management incentive purposes	$164,776

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Pursuant to 17 C.F.R. Section 200.83

The Adjusted Revenues figures have been reduced for the amount of provision expense at Vive, the amounts for which can be found in the Adjusted Revenues table below.

Parent’s Adjusted Revenues by segment	Year Ended December 31, 2019
(In Thousands)	Progressive Leasing[1]	Aaron’s Business	Vive	Consolidated
Revenues—GAAP	$2,128,133	$1,784,477	$35,046	$3,947,656
Less Vive Bad Debt Expense from Credit Losses[2]	—	—	21,666	21,666

Adjusted Revenues	$2,128,133	$1,784,477	$13,380	$3,925,990

(1)

The adjusted revenue metric used to evaluate Progressive Leasing for incentive purposes includes the consolidation of Progressive and Vive, further adjusted to remove the effect of provision expense at Vive.

(2)	The adjustment removes the effect of Vive’s Provision for Credit Losses.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following discussion contains summaries of certain material agreements into which Aaron’s SpinCo will enter with Parent in connection with the separation. These agreements are intended to provide for an allocation between Aaron’s SpinCo and Parent of Parent assets, employees, liabilities and obligations and will govern certain relationships between Aaron’s SpinCo and Parent following the separation. The agreements will be limited in duration and may not fully capture the benefits that we have enjoyed as a result of being integrated with Parent. Please see “Risk Factors” for a discussion of the uncertainties and risks associated with our entrance into these agreements.

Agreements with Parent

After the distribution, Parent and Aaron’s SpinCo will be separate companies with separate management teams and separate boards of directors. Prior to the distribution, Aaron’s SpinCo will enter into a separation agreement with Parent, which is referred to in this information statement as the “separation agreement.” In connection with the separation, we expect to enter into various other agreements to effect the separation and provide a framework for our relationship with Parent after the separation, such as a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements, together with the documents and agreements by which the internal reorganization will be effected, will provide for the allocation between Aaron’s SpinCo and Parent of Parent assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Parent and will govern certain relationships between Aaron’s SpinCo and Parent after the separation.

The material agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part (the “Form 10”). The summaries of each of the agreements we expect to enter into listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. When used in this section, “distribution date” refers to the date on which Parent distributes Aaron’s SpinCo common stock to the holders of Parent common stock.

Separation and Distribution Agreement

We intend to enter into a separation agreement with Parent before the Distribution. The separation agreement provides for the allocation of assets and liabilities between us and Parent and will establish certain rights and obligations between the parties following the distribution. We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this information statement.

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Transfer of Assets and Assumption of Liabilities

The separation agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of our separation from Parent so that we and Parent retain the assets of, and the liabilities associated with, our respective businesses. The separation agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Parent.

The Distribution

The separation agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, Parent will distribute to its shareholders that hold Parent common stock as of the record date for the distribution all of the issued and outstanding shares of Aaron’s SpinCo common stock on a pro rata basis. Shareholders will receive cash in lieu of any fractional shares, if applicable.

Conditions to the Distribution

The separation agreement will provide that the distribution is subject to satisfaction (or waiver by Parent) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the Distribution.” Parent will have the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent that it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.

Release of Claims and Indemnification

We and Parent will agree to broad mutual general releases pursuant to which we will each release the other and certain related persons specified in the separation agreement from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or alleged to occur or to have failed to occur or any conditions existing or alleged to exist at or prior to the time of the distribution. These mutual general releases will be subject to certain exceptions set forth in the separation agreement and the ancillary agreements.

The separation agreement will provide for cross-indemnities that, except as otherwise provided in the separation agreement, are principally designed to place financial responsibility for the obligations and liabilities of Aaron’s Business with us, and financial responsibility for the obligations and liabilities of Progressive Leasing and Vive business segments with Parent.

The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds actually received by the party being indemnified. The master separation agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed solely by the tax matters agreement.

Insurance

The separation agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and sets forth procedures for the administration of insured claims under such policies.

Further Assurances

In addition to the actions specifically provided for in the separation agreement, both Aaron’s SpinCo and Parent will agree in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

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Dispute Resolution

The separation agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between Parent and us related to the separation or distribution. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by elevation of the matter to executives of Parent and us. If such efforts are not successful, either we or Parent may submit the dispute, controversy or claim to binding arbitration, subject to the provisions of the separation agreement.

Expenses

Except as expressly set forth in the separation agreement or in any ancillary agreement, Parent will be responsible for all costs and expenses incurred in connection with the separation incurred prior to the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation. Except as expressly set forth in the separation agreement or in any ancillary agreement, or as otherwise agreed in writing by Parent and Aaron’s SpinCo, all costs and expenses incurred in connection with the separation after the distribution will be paid by the party incurring such cost and expense.

Other Matters

Other matters governed by the separation agreement will include access to financial and other information, the provision of litigation support, confidentiality, access to and provision of records, mutual employee solicitation restrictions and treatment of outstanding guarantees and similar credit support.

Termination

The separation agreement will provide that it and all of the other agreements between the parties relating to the separation and distribution may be amended or terminated, and the separation and distribution may be amended, modified or abandoned, at any time prior to the effective time of the distribution in the sole discretion of Parent without the approval of any person, including our shareholders or Parent shareholders. In the event of a termination of the separation agreement, no party, nor any of its directors, officers or employees, will have any liability of any kind to the other party or any other person. After the effective time of the distribution, the separation agreement may not be terminated except by an agreement in writing signed by both Parent and Aaron’s SpinCo.

Transition Services Agreement

We intend to enter into a transition services agreement pursuant to which Parent will provide us, and we will provide Parent, with specified services for a limited time to help ensure an orderly transition following the distribution. The transition services agreement will specify the calculation of our costs for these services. We have not yet finalized all of the terms of this agreement or the schedule of services to be provided, and we intend to include additional details on the terms of this agreement in an amendment to this information statement.

Tax Matters Agreement

Aaron’s SpinCo and Parent will enter into a tax matters agreement prior to the distribution that will govern the parties’ respective rights, responsibilities and obligations after the distribution with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, tax elections, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters. We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this information statement.

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The tax matters agreement will also impose certain restrictions on us and our subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets and similar transactions) designed to preserve the tax-free status of the distribution and certain related transactions. The tax matters agreement will provide special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on Parent or us that arise from the failure of the distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement. However, if such failure was the result of any acquisition of our shares or assets, or of any of our representations, statements or undertakings being incorrect, incomplete or breached, we generally will be responsible for all taxes imposed as a result of such acquisition or breach.

As discussed below under the heading “Material U.S. Federal Income Tax Consequences,” notwithstanding receipt by Parent of an opinion of tax counsel, the IRS could assert that the distribution or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, we, Parent, and Parent shareholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of Parent or us could cause the distribution and certain related transactions not to qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, we may be required to indemnify Parent for taxes and certain related amounts resulting from the distribution and certain related transactions not qualifying as tax-free.

Employee Matters Agreement

We intend to enter into an employee matters agreement with Parent that will set forth our agreements with Parent as to certain employment, compensation and benefits matters. The employee matters agreement will provide for the allocation and treatment of assets and liabilities arising out of employee compensation and benefit programs in which our employees participated prior to the distribution. We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this information statement.

Procedures for Approval of Related Party Transactions

The charter for our Audit Committee will provide that the Audit Committee shall review and ratify all transactions to which we are a party and in which any director or executive officer has a direct or indirect material interest, apart from their capacity as director or executive officer of Aaron’s SpinCo. To assist with this review process, the Audit Committee will adopt a policy on related party transactions that provides procedures for the review, and approval or ratification, of certain transactions involving related parties. This policy will apply to any transaction or series of transactions in which we or one of our subsidiaries is a participant, the amount involved exceeds or may be expected to exceed $120,000 in any fiscal year and a related party has a direct or indirect material interest. Under the policy, a related party will include (a) any person who is or was, since the beginning of the last fiscal year, a director, executive officer or nominee for election as a director, (b) a greater than 5% beneficial owner of any class of our voting securities, (c) an immediate family member of either of the foregoing persons or (d) any entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position in which such person has a 5% or greater beneficial ownership interest. Related party transactions will be referred to the Audit Committee, or if there are not a sufficient number of directors on the Audit Committee without interests in the transaction, by the disinterested directors serving on our Board of Directors, for approval, ratification, or other action.

In addition, our Company’s Code of Business Conduct and Ethics will provide that conflict of interest situations involving directors or executive officers must receive the prior review and approval of the Audit

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Committee. Our Code of Business Conduct and Ethics will also set forth various examples of when conflict of interest situations may arise, including when an officer or director, or members of his or her family: receive improper personal benefits as a result of his or her position in or with Aaron’s SpinCo; have certain relationships with a competing business or businesses with a material financial interest in Aaron’s SpinCo, such as suppliers or customers; or receive improper gifts or favors from such business or businesses.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material U.S. federal income tax consequences of the distribution of Aaron’s SpinCo common stock to “U.S. holders” (as defined below) of Parent common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this information statement, and all of which are subject to change at any time, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion applies only to U.S. holders of shares of Parent common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the distribution, together with certain related transactions, will be consummated in accordance with the separation documents and as described in this information statement. This summary is for general information only and is not tax advice. It does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its particular circumstances or to holders subject to special rules under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold Parent common stock, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold Parent common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who receive Parent common stock upon the exercise of employee stock options or otherwise as compensation, holders who are liable for alternative minimum tax or any holders who actually or constructively own more than 5% of Parent common stock). This discussion also does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Parent common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the distribution.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of Parent common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (a) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (b) it has a valid election in place under applicable Treasury Regulations to be treated as a United States person.

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THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

Parent has not sought and does not intend to seek a ruling from the IRS with respect to the treatment of the distribution and certain related transactions for U.S. federal income tax purposes and there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions are taxable. It is a condition to the distribution that Parent receive an opinion of counsel satisfactory to the Parent Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free under Sections 355 and 368(a)(1)(D) of the Code. The opinion of counsel will be based upon and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of Aaron’s SpinCo (including those relating to the past and future conduct of Aaron’s SpinCo and Parent). If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if Aaron’s SpinCo and Parent breach any of their respective covenants in the separation documents, the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized. An opinion of counsel is not binding on the IRS or the courts.

Notwithstanding receipt by Parent of the opinion of counsel, the IRS could assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, Parent, Aaron’s SpinCo and Parent shareholders could be subject to significant U.S. federal income tax liability. Please refer to “—Material U.S. Federal Income Tax Consequences if the Distribution is Taxable” below.

Material U.S. Federal Income Tax Consequences if the Distribution Qualifies as a Transaction That is Generally Tax-Free Under Sections 355 and Sections 368(a)(1)(D) of the Code

Assuming the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, the U.S. federal income tax consequences of the distribution are as follows:

•

no gain or loss will be recognized by, and no amount will be includible in the income of Parent as a result of the distribution, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the separation and distribution (including with respect to any portion of the borrowing proceeds transferred to Parent from Aaron’s SpinCo that is not used for qualifying purposes) and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by Parent under U.S. Treasury regulations relating to consolidated federal income tax returns;

•

no gain or loss will be recognized by (and no amount will be included in the income of) U.S. holders of Parent common stock upon the receipt of Aaron’s SpinCo common stock in the distribution, except with respect to any cash received in lieu of fractional shares of Aaron’s SpinCo common stock (as described below);

•

the aggregate tax basis of the Parent common stock and the Aaron’s SpinCo common stock received in the distribution (including any fractional share interest in Aaron’s SpinCo common stock for which cash is received) in the hands of each U.S. holder of Parent common stock after the distribution will equal the aggregate basis of Parent common stock held by the U.S. holder immediately before the distribution, allocated between the Parent common stock and the Aaron’s SpinCo common stock (including any fractional share interest in Aaron’s SpinCo common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution; and

•

the holding period of the Aaron’s SpinCo common stock received by each U.S. holder of Parent common stock in the distribution (including any fractional share interest in Aaron’s SpinCo common stock for which cash is received) will generally include the holding period at the time of the distribution for the Parent common stock with respect to which the distribution is made.

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A U.S. holder who receives cash in lieu of a fractional share of Aaron’s SpinCo common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for its Parent common stock exceeds one year at the time of distribution.

If a U.S. holder of Parent common stock holds different blocks of Parent common stock (generally shares of Parent common stock purchased or acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of Aaron’s SpinCo common stock received in the distribution in respect of particular blocks of Parent common stock.

Material U.S. Federal Income Tax Consequences if the Distribution is Taxable

As discussed above, Parent has not sought and does not intend to seek a ruling from the IRS with respect to the treatment of the distribution and certain related transactions for U.S. federal income tax purposes. Notwithstanding receipt by Parent of an opinion of counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, the consequences described above would not apply and Parent, Aaron’s SpinCo and Parent shareholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of Parent or Aaron’s SpinCo could cause the distribution and certain related transactions not to qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, Aaron’s SpinCo may be required to indemnify Parent for taxes (and certain related losses) resulting from the distribution not qualifying as tax-free.

If the distribution fails to qualify as a tax-free transaction for U.S. federal income tax purposes, in general, Parent would recognize taxable gain as if it had sold the Aaron’s SpinCo common stock in a taxable sale for its fair market value (unless Parent and Aaron’s SpinCo jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (a) the Parent group would recognize taxable gain as if Aaron’s SpinCo had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the Aaron’s SpinCo common stock and the assumption of all Aaron’s SpinCo liabilities and (b) Aaron’s SpinCo would obtain a related step up in the basis of its assets) and Parent shareholders who receive Aaron’s SpinCo common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

Even if the distribution were to otherwise qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Code, it may result in taxable gain to Parent under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in Parent or Aaron’s SpinCo. For this purpose, any acquisitions of Parent or Aaron’s SpinCo shares within the period beginning two years before the separation and ending two years after the separation are presumed to be part of such a plan, although Aaron’s SpinCo or Parent may be able to rebut that presumption depending on the circumstances.

In connection with the distribution, Aaron’s SpinCo and Parent will enter into a tax matters agreement pursuant to which Aaron’s SpinCo will be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the tax matters agreement, if the distribution, together with certain related transactions, were to fail to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) or if certain related transactions were to fail to qualify as tax free and, in each case, if such failure were the result of actions taken after the distribution by Parent or Aaron’s SpinCo, the party responsible for such failure will be responsible for all taxes imposed on Parent or Aaron’s SpinCo to the extent such taxes result from such actions. However, if such failure was the result of any acquisition of Aaron’s SpinCo shares or assets, or of any of Aaron’s SpinCo’s representations, statements or undertakings being incorrect, incomplete or breached, Aaron’s SpinCo generally will be responsible for all taxes

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imposed as a result of such acquisition or breach. For a discussion of the tax matters agreement, see “Certain Relationships and Related Person Transactions—Tax Matters Agreement.” Aaron’s SpinCo’s indemnification obligations to Parent under the tax matters agreement are not expected to be limited in amount or subject to any cap. If Aaron’s SpinCo is required to pay any taxes or indemnify Parent and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax matters agreement, Aaron’s SpinCo may be subject to substantial liabilities.

Backup Withholding and Information Reporting

Payments of cash to U.S. holders of Parent common stock in lieu of fractional shares of Aaron’s SpinCo common stock may be subject to information reporting and backup withholding (currently, at a rate of 24%), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishing a basis for exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Aaron’s SpinCo does not intend to incur new indebtedness prior to or concurrent with the separation. Information with respect to our incurrence of debt will be included in an amendment to this information statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of Aaron’s SpinCo common stock will be owned beneficially and of record by Parent. Following the distribution, we expect to have outstanding an aggregate of approximately [●] million shares of common stock based upon approximately [●] million shares of Parent common stock outstanding on [●], 2020, excluding treasury shares and assuming no exercise of Parent options, and applying the distribution ratio.

As of the date hereof, all of the issued and outstanding shares of Aaron’s SpinCo common stock are owned indirectly by Parent.

The following table sets forth the number of shares of Aaron’s SpinCo common stock that we expect will be beneficially owned, immediately following the completion of the distribution, by:

•	each person who will beneficially own more than five percent of Aaron’s SpinCo common stock;

•	each of our expected directors;

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•	each of our executive officers; and

•	all of our expected directors and executive officers as a group.

The table is based upon information available as of [●], 2020 as to those persons who beneficially own more than five percent of Parent common stock and an assumption that, for every share of Parent common stock held by such persons, they will receive [●] share[s] of Aaron’s SpinCo common stock. Pursuant to SEC regulations, shares receivable through the exercise of employee stock options that are currently exercisable or exercisable within 60 days of [●], 2020 and shares receivable through the vesting of RSUs that are scheduled to vest within 60 days of [●], 2020, are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding those options or RSUs, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]
[●]
[●]	[●]	[●]

(1)	[●]

DESCRIPTION OF OUR CAPITAL STOCK

Our articles of incorporation and bylaws will be amended and restated prior to the distribution. The following is a summary of the material terms of our capital stock that will be contained in our amended and restated articles of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our articles of incorporation or of the bylaws to be in effect at the time of the distribution, which you must read for complete information on our capital stock as of the time of the distribution. We have not yet finalized the terms of its articles of incorporation and bylaws and will include descriptions thereof in an amendment to this information statement. The articles of incorporation and bylaws, each in a form expected to be in effect at the time of the distribution, will be included as exhibits to our registration statement on Form 10, of which this information statement forms a part. The summaries and descriptions below do not purport to be complete statements of the Georgia Business Code.

Capitalization

Our authorized capital stock will consist of [●] shares of common stock, par value $0.50 per share, and [●] shares of preferred stock, par value $1.00 per share, all of which shares of preferred stock are undesignated. All of the shares issued and outstanding immediately following the distribution will be fully paid and nonassessable. Immediately following the distribution, we expect that approximately [●] million shares of Aaron’s SpinCo common stock will be issued and outstanding, based on approximately [●] million shares of Parent common stock issued and outstanding on [●], and that no shares of preferred stock will be issued and outstanding.

Common Stock

Voting Rights. Holders of Aaron’s SpinCo common stock will be entitled to one vote per share, and, in general, a majority of issued and outstanding shares of Aaron’s SpinCo common stock will be sufficient to

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authorize action upon all matters submitted for a vote. Directors will be elected by a majority of the votes cast at the annual meeting of the shareholders, and shareholders of Aaron’s SpinCo will not have the right to cumulate their votes in the election of directors. This means that the holders of a majority of the votes represented by the common stock can elect all of the directors then standing for election.

Dividends. Holders of outstanding shares of Aaron’s SpinCo common stock will be entitled to receive dividends and other distributions legally available therefor in amounts as the Aaron’s SpinCo board of directors may determine from time to time, subject to preferential dividend rights of any outstanding preferred stock. Funds for Aaron’s SpinCo dividends generally will be provided through dividends and distributions from its subsidiaries, including Parent. All shares of Aaron’s SpinCo common stock will be entitled to participate ratably with respect to dividends or other distributions.

Preemptive Rights. Holders of Aaron’s SpinCo common stock will not have any preemptive, subscription, redemption or conversion rights and are not entitled to the benefit of any sinking fund.

Liquidation. In the event of the liquidation, dissolution or winding up of Aaron’s SpinCo, the holders of Aaron’s SpinCo common stock will be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Aaron’s SpinCo available for distribution, subject to the prior rights of preferred stock, if any, outstanding.

Transfer Agent and Registrar. The transfer agent and registrar for the Aaron’s SpinCo common stock is Computershare, which is also the transfer agent for the Parent common stock.

Preferred Stock

Parent does not have any preferred stock outstanding and Aaron’s SpinCo will not issue any preferred stock in connection with the separation and distribution. Nonetheless, Aaron’s SpinCo will be authorized to issue preferred stock in the future.

Anti-Takeover Effects of our Articles of Incorporation and Bylaws and Georgia Law

Upon completion of the separation and distribution, Aaron’s SpinCo’s amended and restated articles of incorporation and bylaws will contain provisions that could delay or make more difficult the acquisition of control of us through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.

Authorized but Unissued Capital Stock

We will have an aggregate [●] million authorized shares of common stock and [•] million authorized shares of preferred stock. One of the consequences of our authorized but unissued common stock and undesignated preferred stock may be to enable our Board of Directors to make more difficult or to discourage an attempt to obtain control of us. If, in the exercise of its fiduciary obligations, our Board of Directors determined that a takeover proposal was not in our best interest, our Board of Directors could authorize the issuance of those shares without shareholder approval, subject to limits imposed by the NYSE. The shares could be issued in one or more transactions that might prevent or make the completion of a proposed change of control transaction more difficult or costly by, among other things:

•	diluting the voting or other rights of the proposed acquiror or insurgent shareholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

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In this regard, our amended and restated articles of incorporation will grant our Board of Directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our Board of Directors could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

•	elect directors having terms of office or voting rights greater than those of other directors;

•	convert preferred stock into a greater number of shares of our common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control of us; or

•	exercise other rights designed to impede a takeover.

Shareholder Action by Written Consent; Special Meetings of Shareholders

Our amended and restated articles of incorporation will require that any action permitted to be taken by shareholders at any annual or special meeting may only be taken without a meeting by written consent if all our shareholders consent thereto in writing. Special meetings of our shareholders may only be called by our chief executive officer or secretary (a) when directed by the chairman of our Board of Directors or by a majority of our entire Board of Directors, or (b) upon the demand of shareholders representing at least 25% of all votes entitled to be cast on each issue to be considered at the proposed special meeting of shareholders.

Election and Removal of Directors

Our amended and restated bylaws will provide that the number of directors shall be at least 3, but may be increased and fixed from time to time by resolution of our Board of Directors. However, no decrease in the size of our Board of Directors will shorten the term of any incumbent director.

Our amended and restated bylaws will also provide that a director may be removed by the shareholders only for cause and only by the affirmative vote of at least a majority of the issued and outstanding capital stock entitled to vote for the election of directors.

Finally, our amended and restated bylaws will provide that vacancies, including vacancies resulting from an increase in the number of directors or from removal of a director, may be filled by a majority vote of the remaining directors then in office, even if less than a quorum or a sole remaining director.

Advance Notice Procedure for Director Nomination and Shareholder Proposals

Our amended and restated bylaws will provide the manner in which shareholders may give notice of director nominations and other business to be brought before an annual meeting. In general, to bring a matter before an annual meeting, other than a proposal being presented in accordance with the provisions of Rule 14a-8 under the Exchange Act, a shareholder must give notice of the proposed matter in writing not less than 90 and not more than 120 days prior to the meeting and satisfy the other requirements in our bylaws. To nominate a candidate for election as a director, a shareholder must give notice of the proposed nomination in writing not less than 60 or more than 120 days prior to the first anniversary of the prior year’s annual meeting. If the annual meeting is more than 30 days before or more than 70 days after the first anniversary of the prior year’s annual meeting, a shareholder must instead give notice of a proposed nomination in writing no more than 120 days prior to such annual meeting and no less than 60 days prior to the annual meeting or the 10th day following the public announcement of when the meeting will be held. Any notice to nominate a candidate for election as a director must also satisfy all other requirements specified in our amended and restated bylaws.

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Amendments of Our Articles of Incorporation and Bylaws

Amendments to our articles of incorporation generally must be approved by our Board of Directors and by a majority of the outstanding stock entitled to vote on the amendment, and, if applicable, by a majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series. Our amended and restated bylaws may be amended by a majority vote of our Board of Directors. Any bylaws adopted by our Board of Directors may be amended, and new bylaws may be adopted, by our shareholders by majority vote of all of the shares having voting power.

Georgia Anti-Takeover Statute

The Georgia Business Code restricts certain business combinations with “interested shareholders” and contains fair price requirements applicable to certain mergers with certain interested shareholders that are summarized below. The restrictions imposed by these statutes will not apply to a corporation unless it elects to be governed by these statutes. We will not elect to be covered by these restrictions, and, although we have no present intention to do so, we could elect to do so in the future.

The Georgia Business Code regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, and where the acquiror became an interested shareholder of the corporation, unless either:

•

the transaction resulting in such acquiror becoming an interested shareholder or the business combination received the approval of the corporation’s board of directors prior to the date on which the acquiror became an interested shareholder;

•

the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation, excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons, in the same transaction in which the acquiror became an interested shareholder; or

•

the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation, excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons, subsequent to the transaction in which the acquiror became an interested shareholder, and the business combination is approved by a majority of the shares entitled to vote, exclusive of shares owned by the interested shareholder, directors and officers of the corporation, certain affiliates of the corporation and the interested shareholder and certain employee stock plans.

For purposes of this statute, an interested shareholder generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The statute prohibits business combinations with an unapproved interested shareholder for a period of five years after the date on which such person became an interested shareholder.

The statute restricting business combinations is broad in its scope and is designed to inhibit unfriendly acquisitions.

The Georgia Business Code also prohibits certain business combinations between a Georgia corporation and an interested shareholder unless:

•	certain “fair price” criteria are satisfied;

•	the business combination is unanimously approved by the continuing directors;

•

the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder; or

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	the interested shareholder has been such for at least three years and has not increased his ownership position in such three-year period by more than one percent in any 12-month period.

The fair price statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified “fair price” requirements.

No Cumulative Voting

The Georgia Business Code also provides that shareholders are denied the right to cumulate votes in the election of directors, unless our articles of incorporation provides otherwise. Our amended and restated articles of incorporation will not provide for cumulative voting.

Limitation on Liability of Directors; Indemnification

Our amended and restated articles of incorporation will provide that none of our directors will be personally liable to us or our shareholders for monetary damages resulting from a breach of the duty of care or any other duty owed to us as a director to the fullest extent permitted by Georgia law. Our bylaws require us to indemnify any person to the fullest extent permitted by law for any liability and expense resulting from any threatened, pending or completed legal action, suit or proceeding resulting from the fact that such person is or was a director or officer of us, including service at our request as a director, officer partner, trustee, employee, administrator or agent of another entity. Our directors and officers are also insured against losses arising from any claim against them in connection with their service as directors and officers for wrongful acts or omissions, subject to certain limitations.

Listing

We intend to apply to have our shares of common stock listed on the NYSE under the symbol “[●].”

Sale of Unregistered Securities

On [●], Aaron’s SpinCo issued [●] shares of its common stock to Parent pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Parent and Aaron’s SpinCo common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other

121

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

information with the SEC. We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

122

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

All financial statement schedules have been omitted because they are not applicable, the required matter is not present, or the required information has been otherwise supplied in the financial statements or the notes thereto.

F-1

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Aaron’s, Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Aaron’s SpinCo, Inc. (comprised primarily of the Aaron’s Business) (the Company), a wholly-owned business of Aaron’s, Inc., as of December 31, 2019 and 2018, the related combined statements of earnings, comprehensive income, parent’s equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Adoption of ASU 2016-02

As discussed in Note 1 to the combined financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of ASU 2016-02, Leases (ASC 842), as amended, effective January 1, 2019, using the modified retrospective approach.

We have served as the Company’s auditor since 2020.

/s/ Ernst & Young LLP

Atlanta, Georgia

September 8, 2020

F-2

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

COMBINED BALANCE SHEETS

	December 31,
	2019	2018
	(In Thousands)
ASSETS:
Cash and Cash Equivalents	$48,773	$12,006
Accounts Receivable (net of allowances of $10,720 in 2019 and $9,546 in 2018)	37,079	46,372
Lease Merchandise (net of accumulated depreciation and allowances of $467,769 in 2019 and $459,233 in 2018)	781,598	807,457
Property, Plant and Equipment, Net	207,301	202,753
Operating Lease Right-of-Use Assets	305,257	—
Goodwill	447,781	444,369
Other Intangibles, Net	14,234	29,774
Income Tax Receivable	5,927	12,536
Prepaid Expenses and Other Assets	92,381	77,545

Total Assets	$1,940,331	$1,632,812

LIABILITIES & PARENT’S EQUITY:
Accounts Payable and Accrued Expenses	$220,596	$242,389
Deferred Income Taxes Payable	157,425	137,341
Customer Deposits and Advance Payments	47,692	46,421
Operating Lease Liabilities	335,807	—
Debt	341,030	424,752

Total Liabilities	1,102,550	850,903
Parent’s Equity:
Invested Capital	837,800	782,996
Accumulated Other Comprehensive Loss	(19)	(1,087)

Total Parent’s Equity	837,781	781,909

Total Liabilities & Parent’s Equity	$1,940,331	$1,632,812

The accompanying notes are an integral part of the Combined Financial Statements.

F-3

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

COMBINED STATEMENTS OF EARNINGS

	Year Ended December 31,
	2019	2018	2017
	(In Thousands)
REVENUES:
Lease and Retail Revenues	$1,608,832	$1,540,800	$1,460,815
Non-Retail Sales	140,950	207,262	270,253
Franchise Royalties and Other Revenues	34,695	46,654	50,834

	1,784,477	1,794,716	1,781,902
COST OF REVENUES:
Cost of Lease and Retail Revenues	559,232	533,974	517,946
Non-Retail Cost of Sales	113,229	174,180	241,356

	672,461	708,154	759,302

GROSS PROFIT	1,112,016	1,086,562	1,022,600
OPERATING EXPENSES
Personnel Costs	499,993	482,712	460,606
Other Operating Expenses, Net	426,774	431,158	382,853
Provision for Lease Merchandise Write-Offs	97,903	68,970	59,621
Restructuring Expenses, Net	39,990	2,750	17,145

	1,064,660	985,590	920,225

OPERATING PROFIT	47,356	100,972	102,375
Interest Expense	(16,967)	(16,440)	(18,151)
Impairment of Investment	—	(20,098)	—
Other Non-Operating Income (Expense), Net	3,881	(866)	5,416

EARNINGS BEFORE INCOME TAX EXPENSE (BENEFIT)	34,270	63,568	89,640
INCOME TAX EXPENSE (BENEFIT)	6,171	12,915	(53,278)

NET EARNINGS	$28,099	$50,653	$142,918

The accompanying notes are an integral part of the Combined Financial Statements.

F-4

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
(In Thousands)	2019	2018	2017
Net Earnings	$28,099	$50,653	$142,918
Other Comprehensive Income (Loss):
Foreign Currency Translation Adjustment	1,068	(1,861)	1,305

Total Other Comprehensive Income (Loss)	1,068	(1,861)	1,305

Comprehensive Income	$29,167	$48,792	$144,223

The accompanying notes are an integral part of the Combined Financial Statements.

F-5

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

COMBINED STATEMENTS OF PARENT’S EQUITY

(In Thousands, Except Per Share)	Invested Capital	Accumulated Other Comprehensive (Loss) Income	Total Parent’s Equity
Balance, January 1, 2017	$670,737	$(531)	$670,206
Stock-Based Compensation	13,487	—	13,487
Net decrease in Invested Capital	(90,349)	—	(90,349)
Net Earnings	142,918	—	142,918
Foreign Currency Translation Adjustment	—	1,305	1,305

Balance, December 31, 2017	736,793	774	737,567
Opening Balance Sheet Adjustment - ASC 606	(1,793)	—	(1,793)
Stock-Based Compensation	14,187	—	14,187
Net decrease in Invested Capital	(16,844)	—	(16,844)
Net Earnings	50,653	—	50,653
Foreign Currency Translation Adjustment	—	(1,861)	(1,861)

Balance, December 31, 2018	782,996	(1,087)	781,909
Opening Balance Sheet Adjustment - ASC 842	2,535	—	2,535
Stock-Based Compensation	12,696	—	12,696
Net increase in Invested Capital	11,474	—	11,474
Net Earnings	28,099	—	28,099
Foreign Currency Translation Adjustment	—	1,068	1,068

Balance, December 31, 2019	$837,800	$(19)	$837,781

The accompanying notes are an integral part of the Combined Financial Statements.

F-6

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(In Thousands)	2019	2018	2017
OPERATING ACTIVITIES:
Net Earnings	$28,099	$50,653	$142,918
Adjustments to Reconcile Net Earnings to Net Cash Provided by Operating Activities:
Depreciation of Lease Merchandise	528,382	509,351	499,414
Other Depreciation and Amortization	73,582	64,618	52,134
Accounts Receivable Provision	46,721	40,128	32,815
Stock-Based Compensation	13,486	15,517	15,057
Deferred Income Taxes	18,226	10,042	(51,475)
Impairment of Assets	30,344	20,098	1,968
Non-Cash Lease Expense	110,615	—	—
Other Changes, Net	(3,917)	362	(2,547)
Changes in Operating Assets and Liabilities, Net of Effects of Acquisitions and Dispositions:
Additions to Lease Merchandise	(734,641)	(809,672)	(821,014)
Book Value of Lease Merchandise Sold or Disposed	236,627	271,524	325,749
Accounts Receivable	(39,881)	(26,733)	(31,222)
Prepaid Expenses and Other Assets	(18,151)	10,122	12,049
Income Tax Receivable	6,610	49,463	(59,315)
Operating Lease Right-of-Use Assets and Liabilities	(120,287)	—	—
Accounts Payable and Accrued Expenses	9,435	(16,712)	(4,165)
Customer Deposits and Advance Payments	727	(2,225)	(2,196)

Cash Provided by Operating Activities	185,977	186,536	110,170

INVESTING ACTIVITIES:
Proceeds from Investments	1,212	3,066	2,658
Outflows on Purchases of Property, Plant & Equipment	(79,932)	(67,099)	(48,333)
Proceeds from Property, Plant, and Equipment	14,005	6,989	12,687
Outflows on Acquisitions of Businesses and Customer Agreements, Net of Cash Acquired	(14,285)	(189,901)	(145,558)
Proceeds from Dispositions of Businesses and Customer Agreements, Net of Cash Disposed	2,813	942	1,141

Cash Used in Investing Activities	(76,187)	(246,003)	(177,405)

FINANCING ACTIVITIES:
(Repayments) Borrowings on Revolving Facility, Net	(16,000)	16,000	—
Proceeds from Debt	—	137,500	15,625
Repayments on Debt	(68,531)	(97,583)	(103,129)
Debt Issuance Costs	(40)	(535)	(3,130)
Other Transfers From (To) Parent	11,428	(17,513)	(91,559)

Cash (Used in) Provided by Financing Activities	(73,143)	37,869	(182,193)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	120	(156)	75
Increase (Decrease) in Cash and Cash Equivalents	36,767	(21,754)	(249,353)
Cash and Cash Equivalents at Beginning of Year	12,006	33,760	283,113

Cash and Cash Equivalents at End of Year	$48,773	$12,006	$33,760

Net Cash Paid (Received) During the Year:
Interest	$16,460	$16,243	$18,109
Income Taxes	$(4,554)	$(46,272)	$58,832

The accompanying notes are an integral part of the Combined Financial Statements.

F-7

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1: BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Holding Company Formation and Proposed Transaction

Aaron’s, Inc., an existing publicly traded company, is a leading omnichannel provider of lease-to-own (“LTO”) and purchase solutions to individual consumers through its Progressive Leasing, Aaron’s Business, and Vive segments. Management of Aaron’s, Inc. intends to create a new holding company structure (the “holding company formation”), in which Aaron’s, Inc. will become a direct, wholly owned subsidiary of a newly formed company, Aaron’s Holdings Company, Inc. The holding company formation is expected to be completed prior to the separation and distribution discussed below. Upon completion of the holding company formation and prior to the completion of the separation and distribution, Aaron’s Holdings Company, Inc. (“Parent”) will be the publicly traded parent company of the Progressive Leasing, Aaron’s Business, and Vive segments.

On July 29, 2020, Aaron’s, Inc. announced its intention to separate its Aaron’s Business segment from its Progressive Leasing and Vive segments, which would result in two separate companies via a spin-off of a newly formed company, Aaron’s SpinCo, Inc., a Georgia corporation (“Aaron’s SpinCo”). Upon completion of the separation and distribution, Aaron’s SpinCo will be a new, publicly traded company that is expected to be traded on the NYSE and will be comprised of the existing Aaron’s Business segment. Parent will continue to be traded on the NYSE and will be comprised of the existing Progressive Leasing and Vive segments.

Unless the context otherwise requires or we specifically indicate otherwise, references to “Parent” refer to Aaron’s, Inc. prior to the completion of the holding company formation transaction described herein and to Aaron’s Holdings Company, Inc. following completion of the holding company formation transaction described herein. References to “Aaron’s SpinCo,” “we,” “us,” “our,” “our Company,” and “the Company” refer to Aaron’s SpinCo, Inc., currently a wholly-owned subsidiary of Parent, that will hold directly or indirectly the assets and liabilities historically associated with Parent’s Aaron’s Business segment (the “Aaron’s Business”) as of the separation and distribution date, and for which historical amounts herein include revenues and costs directly attributable to Aaron’s SpinCo and an allocation of expenses related to certain Parent corporate functions.

We describe in these footnotes the business to be held by us after the separation as if it were a standalone business for all historical periods described. However, we were not a standalone separate entity with independently conducted operations before the separation. References in these footnotes to our historical assets, liabilities, products, business or activities generally refer to the historical assets, liabilities, products, businesses or activities of the Aaron’s Business as it was conducted as part of Parent before the separation that will be held directly or indirectly by Aaron’s SpinCo immediately following the separation and distribution transaction described herein. Unless the context otherwise requires or we specifically indicate otherwise, the information included in these footnotes about Aaron’s SpinCo assumes the completion of all of the transactions referred to in the information statement in connection with the separation and distribution.

Business Overview

Description of Aaron’s SpinCo Business

Aaron’s SpinCo is a wholly owned subsidiary of Parent and is a leading omnichannel provider of LTO and purchase solutions to individual consumers. Aaron’s SpinCo offers furniture, home appliances, consumer electronics and accessories to consumers with a lease-to-own agreement through approximately 1,500 company-operated and franchised stores in the United States, Canada and Puerto Rico, as well as through its e-commerce platform, Aarons.com. In addition, Aaron’s SpinCo includes the operations of Woodhaven Furniture Industries (“Woodhaven”), which manufactures and supplies the majority of the bedding and a significant portion of the upholstered furniture leased and sold in company-operated and franchised stores.

F-8

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table presents store count by ownership type for the Aaron’s SpinCo operations:

Stores at December 31 (Unaudited)	2019	2018	2017
Company-operated Stores	1,167	1,312	1,175
Franchised Stores	335	377	551

Systemwide Stores	1,502	1,689	1,726

Basis of Presentation

The combined financial statements were prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of Parent. These combined financial statements reflect the historical results of operations, financial position and cash flows of Aaron’s SpinCo in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The historical results of operations, financial position and cash flows of Aaron’s SpinCo presented in these combined financial statements may not be indicative of what they would have been had Aaron’s SpinCo been an independent standalone entity, nor are they necessarily indicative of Aaron’s SpinCo’s future results of operations, financial position and cash flows.

The combined financial statements include all revenues and costs directly attributable to Aaron’s SpinCo and an allocation of expenses related to certain corporate functions. These expenses have been allocated to Aaron’s SpinCo based on direct usage or benefit where specifically identifiable, with the remaining expenses allocated primarily on a pro rata basis using an applicable measure of revenues, headcount or other relevant measures. Aaron’s SpinCo considers these allocations to be a reasonable reflection of the utilization of services or the benefit received. See Note 14 to the combined financial statements for further information regarding Aaron’s SpinCo’s related party transactions.

These financial statements have been prepared on a combined, rather than consolidated, basis because the final steps of the legal reorganization, which will result in the contribution of all the entities that will comprise Aaron’s SpinCo as of the separation, are not yet complete. Aaron’s, Inc., on a standalone legal entity basis, is one of the legal entities forming the basis of Aaron’s SpinCo. The combined financial statements include assets and liabilities specifically attributable to Aaron’s SpinCo, including assets and liabilities where Aaron’s, Inc. is the legal beneficiary or obligor. All intercompany transactions and balances within Aaron’s SpinCo have been eliminated. Transactions between Aaron’s SpinCo and Parent have been included as invested capital within the combined financial statements.

Revenue Recognition

Aaron’s SpinCo provides lease merchandise, consisting primarily of furniture, home appliances, consumer electronics and accessories to its customers for lease under certain terms agreed to by the customer. Our stores and e-commerce platform offer leases with flexible terms that can be renewed up to 12, 18 or 24 months. The customer has the right to acquire ownership either through an early purchase option or through payment of all required lease payments. The agreements are cancelable at any time by either party without penalty, and as such we consider the agreements to be month-to-month arrangements. Aaron’s SpinCo also earns revenue from the sale of merchandise to customers and its franchisees, and earns ongoing revenue from its franchisees in the form of royalties and through advertising efforts that benefit the franchisees. See Note 6 to the combined financial statements for further information regarding Aaron’s SpinCo’s revenue recognition policies and disclosures.

Lease Merchandise

Aaron’s SpinCo’s lease merchandise is recorded at the lower of cost or net realizable value. The cost of merchandise manufactured by our Woodhaven operations is recorded at cost and includes overhead from

F-9

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

production facilities, shipping costs and warehousing costs. Aaron’s SpinCo begins depreciating merchandise at the earlier of 12 months and one day from its purchase of the merchandise or when the item is leased to customers. Lease merchandise depreciates to a 0% salvage value over the lease agreement period when on lease, generally 12 to 24 months, and generally 36 months when not on lease. Depreciation is accelerated upon early payout.

The following is a summary of lease merchandise, net of accumulated depreciation and allowances:

	December 31,
(In Thousands)	2019	2018
Merchandise on Lease, net of Accumulated Depreciation and Allowances	$504,979	$542,671
Merchandise Not on Lease, net of Accumulated Depreciation and Allowances	276,619	264,786

Lease Merchandise, net of Accumulated Depreciation and Allowances[1]	$781,598	$807,457

[1]

Includes Woodhaven raw materials and work-in-process inventory that has been classified within lease merchandise in the combined balance sheets of $14.0 million and $15.2 million as of December 31, 2019 and 2018, respectively.

Aaron’s SpinCo’s policies require weekly merchandise counts for its store-based operations, which include write-offs for unsalable, damaged, or missing merchandise inventories. In addition to monthly cycle counting, full physical inventories are generally taken at the fulfillment and manufacturing facilities annually and appropriate provisions are made for missing, damaged and unsalable merchandise. In addition, Aaron’s SpinCo monitors merchandise levels and mix by division, store, and fulfillment center, as well as the average age of merchandise on hand. If obsolete merchandise cannot be returned to vendors, its carrying amount is adjusted to its net realizable value or written off. Generally, all merchandise not on lease is available for lease or sale. On a monthly basis, all damaged, lost or unsalable merchandise identified is written off.

Aaron’s SpinCo records a provision for write-offs using the allowance method. The allowance for lease merchandise write-offs estimates the merchandise losses incurred but not yet identified by management as of the end of the accounting period based on historical write-off experience. Other qualitative factors are considered in estimating the allowance, such as current and forecasted business trends. The provision for write-offs is included in provision for lease merchandise write-offs in the accompanying combined statements of earnings.

The following table shows the components of the allowance for lease merchandise write-offs, which is included within lease merchandise, net within the combined balance sheets:

	Year ended December 31,
(In Thousands)	2019	2018	2017
Beginning Balance	$10,910	$8,987	$8,888
Merchandise Written off, net of Recoveries	(94,990)	(67,047)	(59,522)
Provision for Write-offs	97,903	68,970	59,621

Ending Balance	$13,823	$10,910	$8,987

F-10

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Retail and Non-Retail Cost of Sales

Included in cost of lease and retail revenues as well as non-retail cost of sales is the net book value of merchandise sold via retail and non-retail sales, primarily using specific identification. It is not practicable to allocate operating expenses between selling and lease operations.

Shipping and Handling Costs

Shipping and handling costs of $74.3 million, $75.2 million and $67.3 million were incurred for the years ended December 31, 2019, 2018 and 2017, respectively. These costs are primarily classified within other operating expenses, net in the accompanying combined statements of earnings and to a lesser extent capitalized into the cost of lease merchandise and subsequently depreciated or recognized as cost of retail sales.

Advertising

Aaron’s SpinCo expenses advertising costs as incurred. Advertising production costs are initially recognized as a prepaid advertising asset and are expensed when an advertisement appears for the first time. Total advertising costs amounted to $37.1 million, $33.3 million and $28.7 million for the years ended December 31, 2019, 2018 and 2017, respectively, and are classified within other operating expenses, net in the combined statements of earnings. These advertising costs are shown net of cooperative advertising considerations received from vendors, which represents reimbursement of specific, identifiable and incremental costs incurred in selling those vendors’ products. The amount of cooperative advertising consideration recorded as a reduction of such advertising costs was $27.7 million, $28.3 million and $22.5 million for the years ended December 31, 2019, 2018 and 2017, respectively. The prepaid advertising asset was $0.3 million and $1.6 million at December 31, 2019 and 2018, respectively, and is reported within prepaid expenses and other assets on the combined balance sheets.

Stock-Based Compensation

Parent has stock-based employee compensation plans in which certain Aaron’s SpinCo employees are participants, which are more fully described in Note 12 to these combined financial statements. Management estimates the fair value for the options granted on the grant date using a Black-Scholes-Merton option-pricing model. The fair value of each share of restricted stock units (“RSUs”), restricted stock awards (“RSAs”) and performance share units (“PSUs”) awarded is equal to the market value of a share of Parent common stock on the grant date. Management estimates the fair value of awards issued under the Parent employee stock purchase plan (“ESPP”) using a series of Black-Scholes pricing models that consider the components of the “lookback” feature of the plan, including the underlying stock, call option and put option. The design of awards issued under the Parent ESPP is more fully described in Note 12 to these combined financial statements.

Income Taxes

Aaron’s SpinCo is included within Parent’s federal consolidated income tax return in the United States and separate legal entities file in various states and foreign jurisdictions. In all periods presented, the income tax provision has been computed for the entities comprising Aaron’s SpinCo on a standalone, separate return basis as if Aaron’s SpinCo were a separate taxpayer.

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Income taxes as presented attribute deferred income taxes of Parent to Aaron’s SpinCo standalone combined financial statements in a manner that is

F-11

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

systematic, rational and consistent with the asset and liability method. As a result, actual tax transactions included in the consolidated financial statements of Parent may not be included in the separate combined financial statements of Aaron’s SpinCo. Similarly, the tax treatment of certain items reflected in the combined financial statements of Aaron’s SpinCo may not be reflected in the consolidated financial statements and tax returns of Parent.

The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of Aaron’s SpinCo’s assets and liabilities and are adjusted for changes in tax rates and tax laws when such changes are enacted. Aaron’s SpinCo’s largest temporary differences arise principally from the use of accelerated depreciation methods on lease merchandise for tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Aaron’s SpinCo recognizes uncertain tax positions in the combined financial statements when it is more likely than not that the tax position will be sustained upon examination. Uncertain tax positions are measured based on the probabilities that the uncertain tax position will be realized upon final settlement.

See further details on income taxes for Aaron’s SpinCo in Note 9 to these combined financial statements.

Cash and Cash Equivalents

Aaron’s SpinCo classifies as cash equivalents any highly liquid investments that have maturity dates of three months or less at the time they are purchased. Aaron’s SpinCo maintains its cash and cash equivalents in a limited number of banks. Bank balances typically exceed coverage provided by the Federal Deposit Insurance Corporation. However, due to the size and strength of the banks in which the balances are held, any exposure to loss is believed to be minimal. Also included in cash and cash equivalents are amounts in transit due from financial institutions related to credit card transactions, which generally settle within three business days from the original transaction.

Investments

At December 31, 2017, Aaron’s SpinCo maintained an investment classified as held-to-maturity securities in PerfectHome, a rent-to-own company operating in the United Kingdom, of £15.1 million ($20.4 million). During the second quarter of 2018, PerfectHome’s liquidity deteriorated significantly due to continuing operating losses and the senior lender’s decision to no longer provide additional funding under a secured revolving debt agreement resulting from PerfectHome’s default of certain covenants. In July 2018, PerfectHome entered into the United Kingdom’s insolvency process and was subsequently acquired by the senior lender. Aaron’s SpinCo recorded a full impairment of the PerfectHome investment of $20.1 million during the second quarter of 2018. Aaron’s SpinCo has not received any repayments since the impairment charge and does not believe it will receive any further payments on its subordinated secured notes.

Accounts Receivable

Accounts receivable consist primarily of receivables due from customers on lease agreements, corporate receivables incurred during the normal course of business (primarily for vendor consideration and real estate leasing activities) and franchisee obligations.

F-12

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Accounts receivable, net of allowances, consist of the following:

	December 31,
(In Thousands)	2019	2018
Customers	$9,820	$9,149
Corporate	14,028	18,114
Franchisee	13,231	19,109

	$37,079	$46,372

Aaron’s SpinCo maintains an accounts receivable allowance, under which Aaron’s SpinCo’s policy is to record a provision for returns and uncollectible contractually due renewal payments based on historical collection experience, which is recognized as a reduction of lease and retail revenues within the combined statements of earnings. Aaron’s SpinCo writes off lease receivables that are 60 days or more past due on pre-determined dates twice monthly.

The following table shows the components of the accounts receivable allowance:

	Year Ended December 31,
(In Thousands)	2019	2018	2017
Beginning Balance	$9,546	$6,992	$7,923
Accounts Written Off, net of Recoveries	(45,547)	(37,574)	(33,746)
Accounts Receivable Provision	46,721	40,128	32,815

Ending Balance	$10,720	$9,546	$6,992

Property, Plant and Equipment

Aaron’s SpinCo records property, plant and equipment at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which range from five to 20 years for buildings and improvements and from one to 15 years for other depreciable property and equipment.

Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful life of the software, which ranges from five to 10 years. Aaron’s SpinCo primarily develops software for use in its store-based operations. Management uses an agile development methodology in which feature-by-feature updates are made to its software. Certain costs incurred during the application development stage of an internal-use software project are capitalized when members of management who possess the authority to do so authorize and commit to funding a feature update and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization of costs ceases when the feature update is substantially complete and ready for its intended use. All costs incurred during preliminary and post-implementation project stages are expensed appropriately. Generally, the life cycle for each feature update implementation is one month.

Gains and losses related to dispositions and retirements are recognized as incurred. Maintenance and repairs are also expensed as incurred, and leasehold improvements are capitalized and amortized over the lesser of the lease term or the asset’s useful life. Depreciation expense for property, plant and equipment is included in other operating expenses, net in the accompanying combined statements of earnings and was $60.3 million, $53.9 million and $48.0 million during the years ended December 31, 2019, 2018 and 2017, respectively. Amortization of previously capitalized internal use software development costs, which is a component of depreciation expense for property, plant and equipment, was $15.7 million, $13.5 million and $11.0 million during the years ended December 31, 2019, 2018 and 2017, respectively.

F-13

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Management assesses its long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. If it is determined that the carrying amount of an asset is not recoverable, management compares the carrying amount of the asset to its fair value as estimated using discounted expected future cash flows, market values or replacement values for similar assets. The amount by which the carrying amount exceeds the fair value of the asset, if any, is recognized as an impairment loss.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following:

	December 31,
(In Thousands)	2019	2018
Prepaid Expenses	$28,975	$22,910
Prepaid Insurance	26,393	27,948
Assets Held for Sale	10,131	6,589
Deferred Tax Assets	3,439	2,327
Other Assets	23,443	17,771

	$92,381	$77,545

Assets Held for Sale

Certain properties, consisting of parcels of land and commercial buildings, met the held for sale classification criteria as of December 31, 2019 and 2018. Assets held for sale are recorded at the lower of their carrying value or fair value less estimated cost to sell and are classified within prepaid expenses and other assets in the combined balance sheets. Depreciation is suspended on assets upon classification to held for sale.

The carrying amount of the properties held for sale as of December 31, 2019 and 2018 was $10.1 million and $6.6 million, respectively. Management estimated the fair values of real estate properties using the market values for similar properties. These properties are considered Level 2 assets as defined below.

Charges of $1.2 million and $0.9 million were recorded within restructuring expenses, net during the years ended December 31, 2019 and 2017, respectively, with insignificant charges recorded during 2018. These charges related to the impairment of store properties that Aaron’s SpinCo decided to close under its restructuring programs as described in Note 11. Impairment charges were also recorded on assets held for sale that were not part of a restructuring program of $0.2 million and $0.7 million during the years ended December 31, 2018 and 2017, respectively, in other operating expenses, net within the combined statements of earnings. These charges related to the impairment of various parcels of land and buildings that were not part of a restructuring program and that Aaron’s SpinCo decided not to utilize for future expansion. Impairment charges on assets held for sale recorded in other operating expenses, net were not significant in 2019.

Net gains of $1.7 million were recognized during the year ended December 31, 2019 related to the sale of four former company-operated store properties for a total selling price of $2.6 million. The sales proceeds were recorded in proceeds from sales of property, plant and equipment in the combined statements of cash flows and the net gains were recorded as a reduction to other operating expenses, net in the combined statements of earnings. Net gains of $0.4 million were recognized during the year ended December 31, 2018 related to the disposal of certain land and buildings that were closed under the 2016 and 2017 restructuring plans as described in Note 11 to these combined financial statements. These gains were recorded as a reduction to restructuring expenses, net within the combined statements of earnings. Gains and losses on the disposal of assets held for sale were not significant in 2017.

F-14

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of the identifiable net tangible and intangible assets acquired in connection with business acquisitions. Impairment occurs when the carrying amount of goodwill is not recoverable from future cash flows. Goodwill is not amortized but is subject to an impairment test at the reporting unit level annually as of October 1 and more frequently if events or circumstances indicate that impairment may have occurred. Factors which could necessitate an interim impairment assessment include a sustained decline in the Aaron’s, Inc. stock price, prolonged negative industry or economic trends and significant underperformance relative to historical results, projected future operating results, or if Aaron’s SpinCo fails to successfully execute on one or more elements of its strategic plans. Aaron’s SpinCo completed its annual goodwill impairment test as of October 1, 2019 and determined that no impairment had occurred. Aaron’s SpinCo determined that there were no events that occurred or circumstances that changed in the fourth quarter of 2019 that would more likely than not reduce the fair value of its reporting unit below its carrying amount. See Note 15 for further details on the full impairment of goodwill recorded during the first quarter of 2020.

Segment Reporting

Management has concluded that the Company has one operating segment based on the nature of the financial information that is regularly reviewed by the Chief Operating Decision Maker, which is used to assess performance and allocate resources. We have also concluded that the Company has one reporting unit due to the fact that the components included within the operating segment have similar economic characteristics, such as the nature of the products and services provided, the nature of the customers we serve, and the interrelated nature of the components that are aggregated to form the sole reporting unit.

Other Intangibles

Other intangibles include customer relationships, non-compete agreements, reacquired franchise rights, customer lease contracts and expanded customer base intangible assets acquired in connection with store-based business acquisitions, asset acquisitions of customer contracts, and franchisee acquisitions. The customer relationship intangible asset is amortized on a straight-line basis over a three-year estimated useful life. The customer lease contract intangible asset is amortized on a straight-line basis over a one-year estimated useful life. The non-compete intangible asset is amortized on a straight-line basis over the life of the agreement (generally one to five years). The expanded customer base intangible asset represents the estimated fair value paid in an asset acquisition for the ability to advertise and execute lease agreements with a larger pool of customers in the respective markets, and is generally amortized on a straight-line basis over two to six years. Acquired franchise rights are amortized on a straight-line basis over the remaining life of the franchisee’s ten-year license term.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31,
(In Thousands)	2019	2018
Accounts Payable	$80,173	$78,415
Accrued Insurance Costs	44,032	40,423
Accrued Salaries and Benefits	33,122	32,258
Accrued Real Estate and Sales Taxes	21,129	21,513
Deferred Rent[1]	—	17,598
Other Accrued Expenses and Liabilities[1]	42,140	52,182

	$220,596	$242,389

F-15

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

[1]

Amounts as of December 31, 2019 were impacted by the January 1, 2019 adoption of ASC 842. Upon transition to ASC 842, the remaining balances of deferred rent, lease incentives, and closed store reserve were reclassified as a reduction to the operating lease right-of-use asset in the accompanying combined balance sheets.

Insurance Reserves

Estimated insurance reserves are accrued primarily for workers compensation, vehicle liability, general liability and group health insurance benefits provided to employees. Insurance reserves are recorded within accrued insurance costs in accounts payable and accrued expenses in the combined balance sheets. Estimates for these insurance reserves are made based on actual reported but unpaid claims and actuarial analysis of the projected claims run off for both reported and incurred but not reported claims. This analysis is based upon an assessment of the likely outcome or historical experience. Aaron’s SpinCo makes periodic prepayments to its insurance carriers to cover the projected claims run off for both reported and incurred but not reported claims, considering its retention or stop loss limits. In addition, we have prefunding balances on deposit and other insurance receivables with the insurance carriers which are recorded within prepaid expenses and other assets in our combined balance sheets.

Asset Retirement Obligations

Aaron’s SpinCo accrues for asset retirement obligations, which relate to expected costs to remove exterior signage, in the period in which the obligations are incurred. These costs are accrued at fair value. When the related liability is initially recorded, Aaron’s SpinCo capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value and updated for changes in estimates. Upon settlement of the liability, Aaron’s SpinCo recognizes a gain or loss for any differences between the settlement amount and the liability recorded. Asset retirement obligations, which are included in accounts payable and accrued expenses in the combined balance sheets, amounted to approximately $2.7 million as of December 31, 2019 and 2018. The capitalized cost is depreciated over the useful life of the related asset.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 - Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 - Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Valuations based on unobservable inputs reflecting management’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Aaron’s SpinCo measures a liability related to the non-qualified deferred compensation plan, which represents benefits accrued for Aaron’s SpinCo participants that are part of the Parent plan and is valued at the quoted market prices of the participants’ investment elections, at fair value on a recurring basis. Aaron’s SpinCo measures assets held for sale at fair value on a nonrecurring basis and records impairment charges when they are deemed to be impaired. Aaron’s SpinCo maintains certain financial assets and liabilities, including fixed-rate long term debt, that are not measured at fair value but for which fair value is disclosed.

F-16

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

The fair values of Aaron’s SpinCo’s other current financial assets and liabilities, including cash and cash equivalents, accounts receivable and accounts payable, approximate their carrying values due to their short-term nature. The fair value of any revolving credit and term loan borrowings also approximate their carrying amounts.

Foreign Currency

The financial statements of Aaron’s SpinCo’s Canadian subsidiary are translated from the Canadian dollar functional currency to U.S. dollars using month-end rates of exchange for assets and liabilities, and average rates of exchange for revenues, costs and expenses. Translation gains and losses of the subsidiary are recorded in accumulated other comprehensive (loss) income as a component of Parent’s equity. Aaron’s SpinCo assets include assets from Canadian operations of $28.2 million and $25.9 million as of December 31, 2019 and 2018, respectively.

Foreign currency remeasurement gains and losses are recorded due to Aaron’s SpinCo’s previous investment in PerfectHome, which was fully impaired during 2018, as well as remeasurement of the financial assets and liabilities of Aaron’s SpinCo’s Canadian stores between the Canadian dollar and the U.S. dollars. These net gains and losses are recorded as a component of other non-operating income (expense), net in the combined statements of earnings and were gains of $2.1 million during 2017. Foreign currency remeasurement losses were not significant in 2019 or 2018.

Invested Capital

Invested capital in the combined balance sheets and combined statements of parent’s equity represents the Parent’s historical investment in Aaron’s SpinCo, the accumulated net earnings after taxes and the net effect of the transactions with and allocations from Parent.

Supplemental Disclosure of Non-Cash Investing Transactions

The purchase price for the acquisition of certain franchisees made during the years ended December 31, 2019 and 2018 included the non-cash settlement of pre-existing accounts receivable the franchisees owed the Company of $1.7 million and $5.4 million, respectively. This non-cash consideration has been excluded from the line “Outflows on Acquisitions of Businesses and Customer Agreements, Net of Cash Acquired” in the investing activities section of the combined statements of cash flows for the respective periods.

During the year ended December 31, 2018, Aaron’s SpinCo entered into transactions to acquire and sell certain customer agreements and related lease merchandise with third parties which were accounted for as asset acquisitions and asset disposals. The fair value of the non-cash consideration exchanged in these transactions was $0.6 million.

As described in Note 2 to these combined financial statements, the purchase price for the acquisition of SEI during the year ended December 31, 2017 included the non-cash settlement of pre-existing accounts receivable that SEI owed Aaron’s SpinCo of $3.5 million.

Hurricane Impact

During the third and fourth quarters of 2017, Hurricanes Harvey and Irma resulted in property damages (primarily in-store and on-lease merchandise, store leasehold improvements and furniture and fixtures), increased customer-related accounts receivable allowances and lease merchandise allowances, and lost lease revenue due to store closures. During the year ended December 31, 2017, pre-tax losses of $3.7 million were recorded related to

F-17

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

property damages and remediation costs and $0.2 million for increases in its accounts receivable allowance and lease merchandise allowances from customers in the impacted areas. $2.7 million of pre-tax income was recognized for estimated property-related insurance proceeds in 2017. The property damage losses, net of estimated property-related insurance proceeds, and the customer-related allowances were recorded as a reduction to other operating expenses, net and an increase to the provision for lease merchandise write-offs, respectively, in the combined statements of earnings during the year ended December 31, 2017.

During the years ended December 31, 2019 and 2018, insurance recovery gains of $4.5 million and $0.9 million, respectively, were recognized related to the settlement of property damage claims and business interruption claims, which are recorded within other operating expenses, net in the combined statements of earnings.

Recent Accounting Pronouncements

Adopted

Revenue Recognition. In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”). ASU 2014-09 replaces substantially all existing revenue recognition guidance with a single, comprehensive revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods and services to customers at the amount to which it expects to be entitled in exchange for transferring those goods or services. On January 1, 2018, we adopted Topic 606 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning on January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

The standard changed the timing of recognition of store pre-opening revenue from franchisees. Previously, our accounting policy was to recognize initial franchise store pre-opening revenue when earned, which is generally when a new store opens. Under Topic 606, the initial franchise pre-opening services are not considered distinct from the continuing franchise services as they would not transfer a benefit to the franchisee directly without use of the franchise license and should be bundled with the franchise license as a single performance obligation. As a result, the pre-opening revenues is recognized from the store opening date over the remaining life of the franchise license term.

The standard also changed the presentation of certain fees charged to franchisees, primarily advertising fees. Previously, there was diversity in practice and advertising fees charged to franchisees were recorded as a reduction to advertising costs, which is classified within other operating expenses, net in the combined statements of earnings. Topic 606 resulted in the presentation of advertising fees charged to franchisees to be reported as franchise royalties and other revenues in the combined statements of earnings, instead of as a reduction to advertising costs.

We adopted the standard on January 1, 2018 using the modified retrospective approach and recorded a pre-tax adjustment to opening invested capital and deferred revenue of $2.4 million on January 1, 2018.

F-18

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

The impact of adoption on the combined statements of earnings and balance sheets was as follows:

Combined Statements of Earnings

Year Ended December 31, 2018
(In Thousands)	As Reported	Balance Without ASC 606 Adoption	Effect of Change Higher/ (Lower)
Franchise Royalties and Other Revenues	$46,654	$38,084	$8,570
Other Operating Expenses, Net	431,158	423,946	7,212
Operating Profit	100,972	99,614	1,358
Earnings Before Income Taxes	63,568	62,210	1,358
Income Taxes	12,915	12,582	333

Net Earnings	$50,653	$49,628	$1,025

Combined Balance Sheets

Balance at December 31, 2018
(In Thousands)	As Reported	Balance Without ASC 606 Adoption	Effect of Change Higher/ (Lower)
Deferred Income Taxes Payable	$137,341	$137,631	$(290)
Customer Deposits and Advance Payments	46,421	45,427	994
Total Liabilities	850,903	850,199	704
Invested Capital	782,996	783,700	(704)
Total Parent’s Equity	781,909	782,613	(704)

Total Liabilities & Parent’s Equity	$1,632,812	$1,632,812	$—

Combined Statements of Comprehensive Income

Year Ended December 31, 2018
(In Thousands)	As Reported	Balance Without ASC 606 Adoption	Effect of Change Higher/ (Lower)
Comprehensive Income	$48,792	$47,767	$1,025

Leases. In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (“ASC 842”), which requires lessees to recognize assets and liabilities for most leases and changes certain aspects of lessor accounting, among other things. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Companies must use a modified retrospective approach to adopt ASC 842; however, we adopted an optional transition method in which entities are permitted to not apply the requirements of ASC 842 in the comparative periods presented within the financial statements in the year of adoption, with recognition of a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The application of this optional transition method resulted in a cumulative-effect adjustment of

F-19

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

$2.5 million representing an increase to Aaron’s SpinCo’s January 1, 2019 invested capital balance, net of tax. The increase to invested capital is due primarily to the recognition of deferred gains recorded under previous sale and operating leaseback transactions. The ASC 842 transition guidance requires companies to recognize any deferred gains not resulting from off-market terms as a cumulative adjustment to retained earnings upon adoption of ASC 842.

As a lessor, a majority of Aaron’s SpinCo’s revenue generating activities are within the scope of ASC 842. The new standard did not materially impact the timing of revenue recognition. Aaron’s SpinCo has customer lease agreements with lease and non-lease components that fall within the scope of ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”). Management has elected to aggregate these components into a single component for all classes of underlying assets as the lease and non-lease components generally have the same timing and pattern of transfer.

The new standard also impacts Aaron’s SpinCo as a lessee by requiring substantially all of its operating leases to be recognized on the balance sheet as operating lease right-of-use assets and operating lease liabilities. See Note 7 to these combined financial statements for further details regarding Aaron’s SpinCo’s leasing activities as a lessee. Management elected to adopt a package of practical expedients offered by the FASB which removes the requirement to reassess whether expired or existing contracts contain leases and removes the requirement to reassess the lease classification for any existing leases prior to the adoption date of January 1, 2019. Additionally, management has elected the practical expedient to include both lease and non-lease components as a single component and account for it as a lease.

Cloud Computing Arrangements. In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The intent of the standard is to reduce diversity in practice in accounting for the costs of implementing cloud computing arrangements that are service contracts. Under the new standard, entities will be required to apply the accounting guidance as prescribed by ASC 350-40, Internal Use Software, in determining which implementation costs should be capitalized as assets or expensed as incurred. The internal-use software guidance requires the capitalization of certain costs incurred during the application development stage of an internal-use software project, while requiring companies to expense all costs incurred during preliminary and post-implementation project stages. As a result, certain implementation costs which were previously expensed are now eligible for capitalization under ASU 2018-15. The standard may be applied either prospectively to all implementation costs incurred after the adoption date or retrospectively. ASU 2018-15 is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. Management elected to early adopt ASU 2018-15 on a prospective basis effective January 1, 2019, and the impact to the combined financial statements was not significant. Costs eligible for capitalization will be capitalized within prepaid expenses and other assets and expensed through other operating expenses, net in the combined balance sheets and statements of earnings, respectively.

Pending Adoption

Financial Instruments - Credit Losses. In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“CECL”). The main objective of the update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by companies at each reporting date. For trade and other receivables, held to maturity debt securities and other instruments, companies will be required to use a new forward-looking “expected losses” model that generally will result in the recognition of allowances for losses earlier than under current accounting guidance. The standard will be adopted on a modified retrospective basis with a cumulative-effect adjustment to invested capital as of the beginning of the first reporting period in which the guidance is

F-20

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

effective. ASU 2016-13 is effective for Aaron’s SpinCo in the first quarter of 2020. Aaron’s SpinCo’s operating lease activities will not be impacted by ASU 2016-13, as operating lease receivables are not in the scope of the CECL standard, and the implementation of CECL will not have a material impact to Aaron’s SpinCo’s combined financial statements.

Intangibles - Goodwill and Other. In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. The update simplifies how an entity is required to measure an impairment of goodwill, if any, by eliminating the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. In accordance with the amendment, entities should perform goodwill impairment tests by comparing the carrying value of their reporting units to their fair value. If the carrying value of the reporting unit exceeds the fair value, an entity should record an impairment charge for the amount by which its carrying amount exceeds its reporting unit’s fair value; however, the charge recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for Aaron’s SpinCo in the first quarter of 2020. The Company concluded that the need for an interim goodwill impairment test was triggered for Aaron’s SpinCo as of March 31, 2020 and applied the simplification guidance in ASU 2017-04 in the test. The Company determined the Aaron’s SpinCo goodwill was fully impaired and recorded a goodwill impairment loss of $446.9 million during the three months ended March 31, 2020. See Note 15 for further discussion.

NOTE	2: ACQUISITIONS

During the years ended December 31, 2019, 2018 and 2017, cash payments, net of cash acquired, related to the acquisitions of businesses and contracts were $14.3 million, $189.9 million and $145.6 million, respectively. Cash payments made during the years ended December 31, 2019, 2018 and 2017 principally relate to the acquisitions of franchised stores described below.

The franchisee acquisitions have been accounted for as business combinations and the results of operations of the acquired businesses are included in Aaron’s SpinCo’s results of operations from their dates of acquisition. The effect of Aaron’s SpinCo’s acquisitions of businesses and contracts to the combined financial statements, other than the specific 2018 and 2017 franchisee acquisitions described below, was not significant for the years ended December 31, 2019, 2018 and 2017.

Franchisee Acquisitions - 2018

During 2018, Aaron’s SpinCo acquired 152 franchised stores operated by franchisees for an aggregate purchase price of $190.2 million, exclusive of the settlement of pre-existing receivables and post-closing working capital settlements.

The acquired operations generated revenues of $183.3 million and $72.0 million and earnings before income taxes of $3.3 million and $0.8 million during the years ended December 31, 2019 and 2018, respectively, which are included in our combined statements of earnings for the respective periods. The results of the acquired operations were impacted by acquisition-related transaction and transition costs, amortization expense of the various intangible assets recorded from the acquisitions, and restructuring charges incurred under Aaron’s SpinCo’s restructuring programs associated with the closure of a number of acquired stores. The revenues and earnings before income taxes of the acquired operations discussed above have not been adjusted for estimated non-retail sales, franchise royalties and fees, and related expenses that Aaron’s SpinCo could have generated as revenue and expenses to Aaron’s SpinCo from the franchisees during the years ended December 31, 2019 and 2018 had the transaction not been completed.

The 2018 acquisitions are benefiting Aaron’s SpinCo’s omnichannel platform through added scale, strengthening its presence in certain geographic markets, and enhancing operational control, including compliance, and enabling Aaron’s SpinCo to execute its business transformation initiatives on a broader scale. The following

F-21

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

table presents summaries of the fair value of the assets acquired and liabilities assumed in the franchisee acquisitions as of the respective acquisition dates:

(in Thousands)	Final Amounts Recognized as of Acquisition Dates
Purchase Price	$190,167
Add: Settlement of Accounts Receivable from Pre-existing Relationship	5,405
Add: Working Capital Adjustments	155

Aggregate Consideration Transferred	195,727
Estimated Fair Value of Identifiable Assets Acquired and Liabilities Assumed
Cash and Cash Equivalents	50
Lease Merchandise	59,616
Property, Plant and Equipment	5,568
Operating Lease Right-of-Use Assets[1]	4,338
Other Intangibles[2]	23,322
Prepaid Expenses and Other Assets	1,241

Total Identifiable Assets Acquired	94,135
Accounts Payable and Accrued Expenses	(977)
Customer Deposits and Advance Payments	(5,156)

Total Liabilities Assumed	(6,133)
Goodwill[3]	107,725

Net Assets Acquired (excluding Goodwill)	$88,002

[1]

As of the respective acquisition dates, Aaron’s SpinCo had not yet adopted ASC 842. As such, there were no operating lease right-of-use assets or operating lease liabilities recognized within the combined financial statements at the time of acquisition. Aaron’s SpinCo recognized operating lease right-of-use assets and operating lease liabilities for the acquired stores as part of the transition to ASC 842 on January 1, 2019. We finalized our valuation of assumed favorable and unfavorable real estate operating leases during 2019, which also impacted the valuation of the customer lease contract and customer relationship intangible assets. As a result, measurement period adjustments of $4.3 million were recorded within operating lease right-of-use assets as net favorable, with a corresponding reduction of $1.2 million within other intangibles, net in Aaron’s SpinCo’s combined balance sheets. The adjustment also resulted in the recognition of immaterial adjustments to other operating expenses, net and restructuring expenses, net during 2019 to recognize expense that would have been recorded in prior periods had the favorable lease and intangible assets been recorded as of the acquisition date.

[2]	Identifiable intangible assets are further disaggregated in the table set forth below.
[3]

The total goodwill recognized in conjunction with the franchisee acquisitions is expected to be deductible for tax purposes. The purchase price exceeded the fair value of the net assets acquired, which resulted in the recognition of goodwill, primarily due to synergies created from the expected benefits to Aaron’s SpinCo’s omnichannel platform, implementation of Aaron’s SpinCo’s operational capabilities, and control of Aaron’s SpinCo’s brand name in the acquired geographic markets. Goodwill also includes certain other intangible assets that do not qualify for separate recognition, such as an assembled workforce.

F-22

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

The intangible assets attributable to the franchisee acquisitions are comprised of the following:

	Fair Value (in thousands)	Weighted Average Useful Life (in years)
Non-compete Agreements	$1,872	3.0
Customer Contracts	7,457	1.0
Customer Relationships	9,330	3.0
Reacquired Franchise Rights	4,663	3.9

Total Acquired Intangible Assets[1]	$23,322

[1]	Acquired definite-lived intangible assets have a total weighted average life of 2.5 years.

We incurred $1.7 million of acquisition-related costs in connection with the franchisee acquisitions, substantially all of which were incurred during 2018. These costs were included in other operating expenses, net in the combined statements of earnings.

Franchisee Acquisition - 2017

On July 27, 2017, Aaron’s SpinCo acquired substantially all of the assets and liabilities of the store operations of a franchisee, SEI, for approximately $140 million in cash. At the time of the acquisition, those store operations served approximately 90,000 customers through 104 stores in 11 states primarily in the Northeast. The acquisition is benefiting Aaron’s SpinCo’s omnichannel platform through added scale, strengthening its presence in certain geographic markets, and enhancing operational control, including compliance, and enabling Aaron’s SpinCo to execute its business transformation initiatives on a broader scale.

The acquired operations generated revenues of $122.5 million, $129.4 million, and $58.3 million, and earnings before income taxes of $3.6 million, $11.0 million, and $2.5 million for the years ended December 31, 2019, 2018, and 2017, respectively. These revenues and earnings before income taxes are included in our combined statements of earnings since the date of acquisition. Included in the earnings before income taxes of the acquired operations are acquisition-related transaction and transition costs, amortization expense of the various intangible assets recorded from the acquisition and restructuring expenses associated with the closure of several acquired stores. The revenues and earnings before income taxes above have not been adjusted for estimated non-retail sales, franchise royalties and fees, and related expenses that Aaron’s SpinCo could have generated from SEI, as a franchisee, from July 27, 2017 through December 31, 2019 had the transaction not been completed.

F-23

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

The SEI acquisition has been accounted for as a business combination, and the results of operations of the acquired business is included in Aaron’s SpinCo’s results of operations from the date of acquisition. The following table presents a summary of the fair value of the assets acquired and liabilities assumed in the SEI franchisee acquisition:

(In Thousands)	Final Amounts Recognized as of Acquisition Date
Purchase Price	$140,000
Add: Settlement of Accounts Receivable from Pre-existing Relationship	3,452
Less: Reimbursement for Insurance Costs	(100)
Add: Working Capital Adjustments	188

Consideration Transferred	143,540
Estimated Fair Value of Identifiable Assets Acquired and Liabilities Assumed
Cash and Cash Equivalents	34
Accounts Receivable	1,345
Lease Merchandise	40,941
Property, Plant and Equipment	8,832
Other Intangibles[1]	13,779
Prepaid Expenses and Other Assets	440

Total Identifiable Assets Acquired	65,371
Accounts Payable and Accrued Expenses	(6,698)
Customer Deposits and Advance Payments	(2,500)
Capital Leases	(4,514)

Total Liabilities Assumed	(13,712)

Goodwill[2]	91,881

Net Assets Acquired (excluding Goodwill)	$51,659

[1]	Identifiable intangible assets are further disaggregated in the table set forth below.
[2]

The total goodwill recognized in conjunction with the franchisee acquisitions is expected to be deductible for tax purposes. The purchase price exceeded the fair value of the net assets acquired, which resulted in the recognition of goodwill, primarily due to synergies created from the expected benefits to Aaron’s SpinCo’s omnichannel platform, implementation of Aaron’s SpinCo’s operational capabilities, and control of Aaron’s SpinCo’s brand name in the acquired geographic markets. Goodwill also includes certain other intangible assets that do not qualify for separate recognition, such as an assembled workforce.

F-24

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

The estimated intangible assets attributable to the SEI acquisition are comprised of the following:

	Fair Value (in thousands)	Weighted Average Useful Life (in years)
Non-compete Agreements	$1,244	5.0
Customer Lease Contracts	2,154	1.0
Customer Relationships	3,215	2.0
Reacquired Franchise Rights	3,640	4.1
Favorable Operating Leases[1]	3,526	11.3

Total Acquired Intangible Assets[2]	$13,779

[1]

Upon the adoption of ASC 842 on January 1, 2019, Aaron’s SpinCo reclassified the remaining favorable operating lease asset from other intangibles, net to operating lease right-of-use assets within its combined balance sheets.

[2]	Acquired definite-lived intangible assets have a total weighted average life of 5.1 years.

We incurred $2.1 million of acquisition-related costs in connection with the franchisee acquisition, substantially all of which were incurred during the third quarter of 2017. These costs were included in other operating expenses, net in the combined statements of earnings.

NOTE 3: GOODWILL AND INTANGIBLE ASSETS

Goodwill

The following table provides information related to the carrying amount of Aaron’s SpinCo’s goodwill:

(In Thousands)
Balance at January 1, 2018	$334,871
Acquisitions	110,469
Disposals, Currency Translation and Other Adjustments	(984)
Acquisition Accounting Adjustments	13

Balance at December 31, 2018	444,369
Acquisitions	6,526
Disposals, Currency Translation and Other Adjustments	(362)
Acquisition Accounting Adjustments	(2,752)

Balance at December 31, 2019	$447,781

See further details regarding the full impairment of Aaron’s SpinCo’s goodwill recorded during the first quarter of 2020 in Note 15.

F-25

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Definite-Lived Intangible Assets

The following table summarizes information related to Aaron’s SpinCo’s definite-lived intangible assets at December 31:

	2019			2018
(In Thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Customer Relationships	$10,478	$(4,783)	$5,695	$14,321	$(4,198)	$10,123
Reacquired Franchise Rights	8,428	(3,307)	5,121	9,739	(2,624)	7,115
Non-Compete Agreements	4,398	(2,488)	1,910	4,304	(1,319)	2,985
Customer Lease Contracts	804	(503)	301	8,073	(2,999)	5,074
Acquired Favorable Operating Leases[1]	—	—	—	4,288	(722)	3,566
Expanded Customer Base	1,720	(513)	1,207	1,090	(179)	911

Total	$25,828	$(11,594)	$14,234	$41,815	$(12,041)	$29,774

[1]

Upon the adoption of ASC 842 on January 1, 2019, Aaron’s SpinCo reclassified the remaining favorable operating lease asset from other intangibles, net to operating lease right-of-use assets within its combined balance sheets.

Total amortization expense of Aaron’s SpinCo’s definite-lived intangible assets included in other operating expenses, net in the accompanying combined statements of earnings was $13.3 million, $10.7 million and $4.1 million during the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, estimated future amortization expense for the next five years related to Aaron’s SpinCo’s definite-lived intangible assets is as follows:

(In Thousands)
2020	$6,581
2021	4,355
2022	1,428
2023	843
2024	468

NOTE 4: FAIR VALUE MEASUREMENT

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes financial liabilities measured at fair value on a recurring basis:

	December 31, 2019			December 31, 2018
(In Thousands)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Deferred Compensation Liability	$—	$(11,048)	$—	$—	$(10,259)	$—

Parent maintains the Aaron’s, Inc. Deferred Compensation Plan as described in Note 13 to these combined financial statements. The liability pertaining to the Aaron’s SpinCo’s participants is recorded in accounts payable and accrued expenses in the combined balance sheets. The liability represents benefits accrued for Aaron’s SpinCo plan participants and is valued at the quoted market prices of the participants’ investment elections, which consist of equity and debt “mirror” funds. As such, the Company has classified the deferred compensation liability as a Level 2 liability.

F-26

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Non-Financial Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The following table summarizes non-financial assets measured at fair value on a nonrecurring basis:

	December 31, 2019			December 31, 2018
(In Thousands)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets Held for Sale	$—	$10,131	$—	$—	$6,589	$—

Assets classified as held for sale are recorded at the lower of carrying value or fair value less estimated costs to sell, and any adjustment is recorded in other operating expenses, net or restructuring expenses, net (if the asset is a part of restructuring programs as described in Note 11) in the combined statements of earnings. The highest and best use of the assets held for sale is as real estate land parcels for development or real estate properties for use or lease; however, Aaron’s SpinCo has chosen not to develop or use these properties.

Certain Financial Assets and Liabilities Not Measured at Fair Value

The following table summarizes the fair value of liabilities that are not measured at fair value in the combined balance sheets, but for which the fair value is disclosed:

	December 31, 2019			December 31, 2018
(In Thousands)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Fixed-Rate Long Term Debt[1]	$—	$(123,580)	$—	$—	$(184,088)	$—

[1]

The fair value of fixed-rate long term debt is estimated using the present value of underlying cash flows discounted at a current market yield for similar instruments. The carrying amount of fixed-rate long term debt was $120.0 million and $180.0 million at December 31, 2019 and 2018, respectively.

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

The following is a summary of Aaron’s SpinCo’s property, plant, and equipment:

	December 31,
(In Thousands)	2019	2018
Land	$16,427	$19,950
Buildings and Improvements	54,923	67,081
Leasehold Improvements and Signs	75,762	73,011
Fixtures and Equipment	215,605	182,760
Software - Internal-Use	121,075	101,757
Assets Under Finance Leases:
with Related Parties	—	872
with Unrelated Parties	2,690	12,742
Construction in Progress	4,483	9,165

	490,965	467,338
Less: Accumulated Depreciation and Amortization[1]	(283,664)	(264,585)

	$207,301	$202,753

[1]	Accumulated amortization of internal-use software development costs amounted to $70.9 million and $55.5 million as of December 31, 2019 and 2018, respectively.

F-27

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Depreciation expense on assets recorded under finance leases is included in other operating expenses, net and was $1.5 million, $1.9 million and $2.0 million for the years ended December 31, 2019, 2018 and 2017, respectively. Finance leases as of December 31, 2019 relate to vehicles assumed as part of the SEI acquisition. Finance leases as of December 31, 2018 primarily consist of buildings and improvements, as well as vehicles assumed as part of the SEI acquisition. Assets under finance leases with related parties included $0.8 million in accumulated depreciation as of December 31, 2018. Assets under finance leases with unrelated parties included $1.9 million and $9.7 million in accumulated depreciation as of December 31, 2019 and 2018, respectively.

NOTE 6: REVENUE RECOGNITION

The following table disaggregates revenue by source:

	Year Ended December 31,
(In Thousands)	2019	2018	2017
Lease Revenues and Fees	$1,570,358	$1,509,529	$1,433,350
Retail Sales	38,474	31,271	27,465
Non-Retail Sales	140,950	207,262	270,253
Franchise Royalties and Fees	33,432	44,815	48,278
Other	1,263	1,839	2,556

Total[1]	$1,784,477	$1,794,716	$1,781,902

[1]

Includes revenues from Canadian operations of $24.7 million, $21.3 million, and $18.3 million during the years ended December 31, 2019, December 31, 2018, and December 31, 2017, which are primarily lease revenues and fees.

Lease Revenues and Fees

Aaron’s SpinCo provides merchandise, consisting primarily of furniture, home appliances, electronics and accessories to its customers for lease under certain terms agreed to by the customer. Aaron’s SpinCo’s stores and its e-commerce platform offer leases with flexible terms that can be renewed up to 12, 18 or 24 months. Aaron’s SpinCo does not require deposits upon inception of customer agreements. The customer has the right to acquire ownership either through an early purchase option or through payment of all required lease payments. The agreements are cancelable at any time by either party without penalty.

Lease revenues are recognized as revenue net of related sales taxes in the month they are earned. Lease payments received prior to the month earned are recorded as deferred lease revenue, and this amount is included in customer deposits and advance payments in the accompanying combined balance sheets. Lease revenues are recorded net of a provision for returns and uncollectible renewal payments.

All of Aaron’s SpinCo’s customer agreements are considered operating leases. Aaron’s SpinCo maintains ownership of the lease merchandise until all payment obligations are satisfied under sales and lease ownership agreements. Initial direct costs related to customer agreements are expensed as incurred and have been classified as other operating expenses, net in the combined statements of earnings. The statement of earnings effect of expensing the initial direct costs as incurred are not materially different from amortizing initial direct costs over the lease term.

Substantially all lease revenues and fees were within the scope of ASC 842, Leases, during the year ended December 31, 2019 and within the scope of ASC 840, Leases, during the years ended December 31, 2018 and

F-28

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2017. The Company had $24.7 million and $17.7 million of other revenue during the years ended December 31, 2019 and December 31, 2018, respectively, within the scope of ASC 606, Revenue from Contracts with Customers, and $4.9 million of other revenue within the scope of ASC 605, Revenue from Contracts with Customers, during the year ended December 31, 2017. Lease revenues and fees are recorded within lease and retail revenues in the accompanying combined statements of earnings.

Retail and Non-Retail Sales

Revenues from the retail sale of merchandise to customers are recognized at the point of sale. Generally, the transfer of control occurs near or at the point of sale for retail sales. Revenues for the non-retail sale of merchandise to franchisees are recognized when control transfers to the franchisee, which is upon delivery of the merchandise.

Sales of lease merchandise to franchisees and to other customers are recorded within non-retail sales and lease and retail revenues, respectively, in the accompanying combined statements of earnings. All retail and non-retail sales revenue is within the scope of ASC 606, Revenue from Contracts with Customers, during the years ended December 31, 2019 and December 31, 2018, and within the scope of ASC 605, Revenue from Contracts with Customers, during the year ended December 31, 2017.

Franchise Royalties and Fees

Franchisees pay an ongoing royalty of 6% of the weekly cash revenue collections, which is recognized as the fees become due.

Aaron’s SpinCo guarantees certain debt obligations of some of the franchisees and receives guarantee fees based on the outstanding debt obligations of such franchisees. Refer to Note 10 of these combined financial statements for additional discussion of the franchise-related guarantee obligation. Aaron’s SpinCo also charges fees for advertising efforts that benefit the franchisees, which are recognized at the time the advertising takes place.

Substantially all franchise royalties and fees revenue is within the scope of ASC 606, Revenue from Contracts with Customers, during the years ended December 31, 2019 and December 31, 2018, and within the scope of ASC 605, Revenue from Contracts with Customers, during the year ended December 31, 2017. Of the franchise royalties and fees, $25.5 million, $33.3 million, and $44.6 million during the years ended December 31, 2019, December 31, 2018, and December 31, 2017 is related to franchise royalty income that is recognized as the franchisee collects cash revenue from its customers. The remaining revenue is primarily related to fees collected for pre-opening services, which are being deferred and recognized as revenue over the agreement term, and advertising fees charged to franchisees. Franchise royalties and fees are recorded within franchise royalties and other revenue in the accompanying combined statements of earnings.

NOTE 7: LEASES

Lessor Information

Refer to Note 6 to these combined financial statements for further information about Aaron’s SpinCo’s revenue generating activities as a lessor. All of Aaron’s SpinCo’s customer agreements are considered operating leases, and Aaron’s SpinCo currently does not have any sales-type or direct financing leases.

Lessee Information

As a lessee, Aaron’s SpinCo leases retail store and warehouse space for most of its store-based operations as well as management and information technology space for store and e-commerce supporting functions under

F-29

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

operating leases expiring at various times through 2033. To the extent that a leased retail store or warehouse space is vacated prior to the termination of the lease, the spaces may be subleased to third parties while Aaron’s SpinCo maintains its primary obligation as the lessee in the head lease. Aaron’s SpinCo leases transportation vehicles under operating and finance leases, most of which generally expire during the next three years. The vehicle leases generally include a residual value that is guaranteed to the lessor, which ensures that the vehicles will be returned to the lessor in reasonable working condition. Aaron’s SpinCo also leases various IT equipment such as printers and computers under operating leases, most of which generally expire during the next three years. For all of its leases in which it is a lessee, Aaron’s SpinCo has elected to include both the lease and non-lease components as a single component and account for it as a lease.

Rental charges incurred, net of sublease receipts, was $106.6 million, $108.1 million, and $100.2 million in the years ended December 31, 2019, 2018, and 2017, respectively, which are primarily classified within other operating expenses, net in the combined statements of earnings, and to a lesser extent capitalized into the cost of lease merchandise and subsequently depreciated. Aaron’s SpinCo also incurred right-of-use asset impairment charges of $28.4 million during the year ended December 31, 2019 under ASC 842 and contractual lease obligation charges, net of estimated sublease receipts of $2.1 million and $13.4 million in the years ended December 31, 2018 and 2017, respectively, related to the closure of company-operated stores. These charges are reported within restructuring expenses, net in the combined statements of earnings.

Finance lease costs are comprised of the amortization of right-of-use assets and the interest accretion on discounted lease liabilities, which are recorded within other operating expenses, net and interest expense, respectively, in the combined statements of earnings. Operating lease costs are recorded on a straight-line basis within other operating expenses, net. For stores that are related to restructuring programs as described in Note 11, operating lease costs recorded subsequent to any necessary operating lease right-of-use asset impairment charges are recognized in a pattern that is generally accelerated within restructuring expenses, net in the combined statements of earnings. Aaron’s SpinCo’s total lease expense is comprised of the following:

Year Ended December 31,
(In Thousands)	2019
Finance Lease cost:
Amortization of Right-of-Use Assets	$1,542
Interest on Lease Liabilities	363

Total Finance Lease cost:	1,905
Operating Lease cost:
Operating Lease cost classified within Other Operating Expenses, Net[1]	107,581
Operating Lease cost classified within Restructuring Expenses, Net	3,339
Sublease Receipts[2]	(2,644)

Total Operating Lease cost:	108,276

Total Lease cost	$110,181

[1]	Includes short-term and variable lease costs, which are not significant. Short-term lease expense is defined as leases with a lease term of greater than one month, but not greater than 12 months.
[2]

Aaron’s SpinCo has anticipated future sublease receipts from executed sublease agreements of $2.7 million in 2020, $2.4 million in 2021, $1.5 million in 2022, $1.0 million in 2023, $0.5 million in 2024 and $0.3 million thereafter through 2025.

F-30

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Additional information regarding Aaron’s SpinCo’s leasing activities as a lessee is as follows:

Year Ended December 31,
(In Thousands)	2019
Cash Paid for amounts included in measurement of Lease Liabilities:
Operating Cash Flows for Finance Leases	$411
Operating Cash Flows for Operating Leases	121,864
Financing Cash Flows for Finance Leases	2,493

Total Cash paid for amounts included in measurement of Lease Liabilities	124,768
Right-of-Use Assets obtained in exchange for new Finance Lease Liabilities	—
Right-of-Use Assets obtained in exchange for new Operating Lease Liabilities	$49,504

Supplemental balance sheet information related to leases is as follows:

(In Thousands)	Balance Sheet Classification	December 31, 2019
Assets
Operating Lease Assets	Operating Lease Right-of-Use Assets	$305,257
Finance Lease Assets	Property, Plant and Equipment, Net	768

Total Lease Assets		$306,025

Liabilities
Operating Lease Liabilities	Operating Lease Liabilities	$335,807
Finance Lease Liabilities	Debt	2,670

Total Lease Liabilities		$338,477

Most of Aaron’s SpinCo’s real estate leases contain renewal options for additional periods ranging from one to 20 years or provide for options to purchase the related property at predetermined purchase prices that do not represent bargain purchase options. Aaron’s SpinCo currently does not have any real estate leases in which it considers the renewal options to be reasonably certain of exercise, as historical experience indicates that renewal options are not reasonably certain to be exercised. Additionally, Aaron’s SpinCo’s leases contain contractual renewal rental rates that are considered to be in line with market rental rates, and there are not significant economic penalties or business disruptions incurred by not exercising any renewal options.

Aaron’s SpinCo uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. Below is a summary of the weighted-average discount rate and weighted-average remaining lease term for finance and operating leases:

	Weighted Average Discount Rate[1]	Weighted Average Remaining Lease Term (in years)
Finance Leases	5.7%	2
Operating Leases	3.6%	5

[1]	Upon adoption of ASC 842, discount rates for existing operating leases were established as of January 1, 2019.

F-31

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Under the short-term lease exception provided within ASC 842, Aaron’s SpinCo does not record a lease liability or right-of-use asset for any leases that have a lease term of 12 months or less at commencement. Below is a summary of undiscounted finance and operating lease liabilities that have initial terms in excess of one year as of December 31, 2019. The table also includes a reconciliation of the future undiscounted cash flows to the present value of the finance and operating lease liabilities included in the combined balance sheets.

(In Thousands)	Operating Leases	Finance Leases	Total
2020	$102,857	$2,006	$104,863
2021	85,784	801	86,585
2022	64,449	80	64,529
2023	43,400	—	43,400
2024	27,149	—	27,149
Thereafter	42,694	—	42,694

Total Undiscounted Cash Flows	366,333	2,887	369,220
Less: Interest	30,526	217	30,743

Present Value of Lease Liabilities	$335,807	$2,670	$338,477

Sale-Leaseback Transactions

In addition to the leasing activities described above, Aaron’s SpinCo entered into two separate sale and leaseback transactions related to a fulfillment and distribution center and three company-operated store properties during the fourth quarter of 2019. Aaron’s SpinCo received net proceeds of $8.1 million and recorded gains of $5.6 million related to the sale and leaseback transactions, which were classified within other operating expenses, net in the combined statements of earnings.

NOTE 8: INDEBTEDNESS

All of the Parent’s debt obligations as of December 31, 2019 and December 31, 2018 and the related interest expense and unamortized debt issuance costs for the years then ended have been included within Aaron’s SpinCo’s combined financial statements because Aaron’s, Inc., as the primary obligor for the external debt agreements, is one of the legal entities forming the basis of Aaron’s SpinCo.

Following is a summary of Aaron’s SpinCo’s debt, net of unamortized debt issuance costs:

	December 31,
(In Thousands)	2019	2018
Revolving Facility	$—	$16,000
Senior Unsecured Notes, 4.75%, Due in Installments through April 2021	119,847	179,750
Term Loan, Due in Installments through September 2022	218,513	223,837
Finance Lease Obligation:
with Related Parties	—	123
with Unrelated Parties	2,670	5,042

Total Debt[1]	341,030	424,752
Less: Current Maturities	83,886	83,778

Long-Term Debt	$257,144	$340,974

F-32

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

[1]

Total debt as of December 31, 2019 and 2018 includes unamortized debt issuance costs of $1.0 million and $1.4 million, respectively. Aaron’s SpinCo also recorded $1.9 million and $2.6 million of debt issuance costs as of December 31, 2019 and 2018 related to the revolving credit facility within prepaid expenses and other assets in the combined balance sheets.

Revolving Credit and Term Loan Agreement

On January 21 and February 19, 2020, Parent amended its revolving credit and term loan agreement (the “Credit Agreement”) to, among other changes: (a) increase the revolving credit commitment from $400.0 million to $500.0 million, (b) increase borrowings under the term loan to $225.0 million, (c) extend the maturity date for the revolving credit commitment and term loan from September 18, 2022 to January 21, 2025, (d) amend the definition of adjusted EBITDA to exclude certain charges, and (e) modify certain other terms and conditions. The amended agreement continues to provide for quarterly repayment installments of $5.6 million under the $225.0 million term loan. The quarterly term loan repayment installments are payable on the last day of each March, June, September, and December beginning on December 31, 2020, with the remaining principal balance payable upon the maturity date of January 21, 2025. Prior to the amendment, the term loan outstanding balance was $219.4 million as of December 31, 2019, and the term loan interest rate was 3.05%.

The interest rate on the revolving credit and term loan agreement borrowings bear interest at an adjusted London Interbank Overnight (LIBO) rate plus a margin within a range of 1.25% to 2.25% depending on Parent’s total net debt to adjusted EBITDA ratio or, alternatively, the administrative agent’s prime rate plus a margin ranging from 0.25% to 1.25%, with the amount of such margin determined based upon the ratio of Parent’s total net debt to adjusted EBITDA. Total net debt refers to Parent consolidated total debt minus certain unrestricted cash, as defined in the Credit Agreement. Adjusted EBITDA refers to Parent consolidated net income before interest and tax expense, depreciation (other than lease merchandise depreciation), amortization expense, and other cash and non-cash charges as defined in the Credit Agreement.

The revolving credit and term loan agreement also provides for an uncommitted incremental facility increase option which, subject to certain terms and conditions, permits Parent at any time prior to the maturity date to request an increase in extensions of credit available thereunder (whether through additional term loans and/or revolving credit commitments or any combination thereof) by an aggregate additional principal amount of up to the greater of $250.0 million or any amount provided that the incremental borrowing does not result in a total debt to adjusted EBITDA ratio greater than 2.50:1.00, with such additional credit extensions provided by one or more lenders thereunder at their sole discretion.

Parent pays a commitment fee on unused balances, which ranges from 0.15% to 0.30% as determined by Parent’s ratio of total net debt to adjusted EBITDA. As of December 31, 2019, the amount available under the revolving credit component of the Credit Agreement was reduced by approximately $13.8 million for our outstanding letters of credit, resulting in availability of $386.2 million.

Senior Unsecured Notes

On April 14, 2014, Parent entered into note purchase agreements, as amended, pursuant to which Parent and certain of its subsidiaries as co-obligors issued $300.0 million in aggregate principal amount of senior unsecured notes in a private placement. The notes bear interest at the rate of 4.75% per year and mature on April 14, 2021. Payments of interest commenced on July 14, 2014 and are due quarterly, and principal payments of $60.0 million commenced on April 14, 2017 and are due annually until maturity.

F-33

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Financial Covenants

The revolving credit and term loan agreement, senior unsecured notes discussed above, and franchise loan program discussed in Note 10 to these combined financial statements contain financial covenants, which include requirements that Parent maintain ratios of (a) adjusted EBITDA plus lease expense to fixed charges of no less than 2.50:1.00 and (b) total debt to adjusted EBITDA of no greater than 3.00:1.00.

If Parent fails to comply with these covenants, Parent will be in default under these agreements, and all amounts could become due immediately. Under the revolving credit and term loan agreement, senior unsecured notes and franchise loan program, Parent may pay cash dividends in any year so long as, after giving pro forma effect to the dividend payment, Parent maintains compliance with its financial covenants and no event of default has occurred or would result from the payment. At December 31, 2019, Parent was in compliance with all covenants related to its outstanding debt.

Future principal maturities under Aaron’s SpinCo debt and finance lease obligations as of December 31, 2019 are as follows:

(In Thousands)
2020	$84,321
2021	83,271
2022	174,453
2023	—
2024	—
Thereafter	—

Total	$342,045

NOTE 9: INCOME TAXES

Following is a summary of the Company’s income tax expense (benefit):

	Year Ended December 31,
(In Thousands)	2019	2018	2017
Current Income Tax (Benefit) Expense:
Federal	$(13,438)	$(140)	$(4,967)
State	916	1,757	1,742
Foreign	467	1,256	1,422

	(12,055)	2,873	(1,803)
Deferred Income Tax Expense (Benefit):
Federal	19,497	9,884	(52,202)
State	(159)	923	1,548
Foreign	(1,112)	(765)	(821)

	18,226	10,042	(51,475)
Income Tax Expense (Benefit)	$6,171	$12,915	$(53,278)

F-34

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Significant components of the Company’s deferred income tax liabilities and assets are as follows:

	December 31,
(In Thousands)	2019	2018
Deferred Tax Liabilities:
Lease Merchandise and Property, Plant and Equipment	$192,091	$185,285
Goodwill and Other Intangibles	43,713	40,247
Operating Lease Right-of-Use Assets	73,602	—
Other, Net	2,760	1,723

Total Deferred Tax Liabilities	312,166	227,255
Deferred Tax Assets:
Accrued Liabilities	14,927	19,683
Advance Payments	9,676	9,358
Operating Lease Liabilities	81,488	—
Net Operating Losses	41,014	49,241
Other, Net	14,734	17,165

Total Deferred Tax Assets	161,839	95,447
Less Valuation Allowance	3,659	3,206

Net Deferred Tax Liabilities	$153,986	$135,014

The Company’s effective tax rate differs from the statutory United States Federal income tax rate as follows:

	Year Ended December 31,
	2019	2018	2017
Statutory Rate	21.0%	21.0%	35.0%
Increases (Decreases) in United States Federal Taxes
Resulting From:
State Income Taxes, net of Federal Income Tax Benefit	4.8	4.4	3.2
Other Permanent Differences	(2.6)	(2.5)	1.1
Federal Tax Credits	(5.2)	(3.6)	(4.0)
Remeasurement of net Deferred Tax Liabilities	(0.7)	0.3	(93.4)
Other, net	0.7	0.7	(1.3)

Effective Tax Rate	18.0%	20.3%	(59.4)%

On December 22, 2017, the President signed the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act, among other things, (a) lowered the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018; (b) provided for 100% expense deduction of certain qualified depreciable assets, which includes the Company’s lease merchandise, purchased after September 27, 2017 (but would be phased down starting in 2023); and (c) the manufacturing deduction that expired in 2017 under the previous tax legislation was not extended. Consequently, the Company remeasured its net deferred tax liabilities as of December 31, 2017 using the lower U.S. corporate income tax rate, which resulted in an $83.7 million non-cash income tax benefit recognized during the year ended December 31, 2017.

The Company was in a net operating loss position for tax purposes in 2017 and 2018 as a result of the Tax Act’s 100% expense deduction on qualified depreciable assets discussed above. The federal net operating loss and credits earned during 2017 were carried back and generated refunds of $4.2 million received in March 2019. The

F-35

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

net operating loss earned during 2018 must be carried forward and will be available to offset 80% of future taxable income, based on laws in effect as of December 31, 2019.

The Company is estimating a taxable loss in 2019. Parent files a consolidated federal return that includes the income of the Parent’s Progressive segment. The Company’s taxable loss in 2019 is offset by a portion of Progressive’s 2019 taxable income. Furthermore, a portion of the Company’s 2018 net operating loss will also be offset by Progressive’s 2019 taxable income. The current federal tax benefit of $13.4 million in 2019 is a result of the transfer of net operating losses of $11.0 million plus federal tax credits of $2.4 million to Progressive. Similarly, the Company effectively transferred state tax credits to Progressive, generating a current state tax benefit, of $0.6 million, $0.6 million, and $0.7 million in 2017, 2018, and 2019, respectively, that were absorbed by Progressive income each year reported on combined state returns. In addition, the Company acquired certain state tax attributes related to bonus depreciation tax deductions from the Parent’s Progressive Leasing segment, which were recorded as an adjustment to invested capital, with a cumulative balance of $3.8 million and $4.0 million as of December 31, 2018 and 2019, respectively.

At December 31, 2019, the Company had approximately $174.4 million of federal tax net operating loss carryforwards, which can be carried forward indefinitely and will not expire, and $3.1 million of federal foreign tax credit carryforwards, which will begin to expire in 2027. In addition, at December 31, 2019, the Company had $4.4 million of tax-effected state net operating loss carryforwards and $7.9 million of state tax credit carryforwards, which will both begin to expire in 2022. The valuation allowance of $3.7 million and $3.2 million as of December 31, 2019 and 2018, respectively, is related to the state tax credit carryforward.

As a result of the 100% bonus depreciation provisions in the Tax Act not being enacted until December 22, 2017, the Company made more than the required estimated federal tax liability payments in 2017 and, therefore, had a $58.8 million income tax receivable as of December 31, 2017. The Company received a refund of $49.6 million in February 2018.

Parent files a federal consolidated income tax return in the United States, and the separate legal entities file in various states and foreign jurisdictions. With few exceptions, Parent is no longer subject to federal, state and local tax examinations by tax authorities for years before 2016.

The following table summarizes the activity related to the Company’s uncertain tax positions:

	Year Ended December 31,
(In Thousands)	2019	2018	2017
Balance at January 1,	$2,338	$2,030	$2,157
Additions Based on Tax Positions Related to the Current Year	236	269	456
Additions for Tax Positions of Prior Years	20	615	232
Prior Year Reductions	(76)	(85)	(236)
Statute Expirations	(168)	(209)	(148)
Settlements	—	(282)	(431)

Balance at December 31,	$2,350	$2,338	$2,030

As of December 31, 2019 and 2018, the amount of uncertain tax benefits that, if recognized, would affect the effective tax rate is $2.1 million and $2.0 million, respectively, including interest and penalties.

During the years ended December 31, 2019 and 2018, the Company recognized interest and penalties of $0.1 million and $0.1 million, respectively. During the year ended December 31, 2017, the Company recognized

F-36

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

a net benefit of $0.6 million related to interest and penalties. The Company had $0.3 million and $0.2 million of accrued interest and penalties at December 31, 2019 and 2018, respectively. The Company recognizes potential interest and penalties related to uncertain tax benefits as a component of income tax expense (benefit).

NOTE 10: COMMITMENTS AND CONTINGENCIES

Guarantees

Aaron’s SpinCo has guaranteed certain debt obligations of some of the franchisees under a franchise loan program with one of the banks that is a party to the Aaron’s SpinCo Credit Agreement. In the event these franchisees are unable to meet their debt service payments or otherwise experience an event of default, Aaron’s SpinCo would be unconditionally liable for the outstanding balance of the franchisees’ debt obligations under the franchisee loan program, which would be due in full within 75 days of the event of default. At December 31, 2019, the maximum amount that Aaron’s SpinCo would be obligated to repay in the event franchisees defaulted was $29.4 million. Aaron’s SpinCo has recourse rights to franchisee assets securing the debt obligations, which consist primarily of lease merchandise and fixed assets. Since the inception of the franchise loan program in 1994, losses associated with the program have been immaterial. Subsequent to the separation and distribution transaction, Aaron’s SpinCo will continue as the guarantor of outstanding debt obligations of its franchisees under the franchise loan program. We believe that any future amounts to be funded by Aaron’s SpinCo in connection with these guarantees will be immaterial. The carrying amount of the franchisee-related borrowings guarantee, which is included in accounts payable and accrued expenses in the combined balance sheets, was $0.3 million as of December 31, 2019 and 2018, respectively.

On October 11, 2019, Aaron’s SpinCo amended its franchisee loan facility to (a) reduce the total commitment amount from $55.0 million to $40.0 million; and (b) extend the maturity date to October 22, 2020. The loan agreement continues to provide a Canadian subfacility commitment amount for loans to franchisees that operate stores in Canada (other than the province of Quebec) of CAD $25.0 million. See Note 8 to these combined financial statements for more information regarding the Company’s financial covenants.

On January 21 and February 19, 2020, Aaron’s SpinCo further amended the franchisee loan agreement to, among other changes: (a) reduce the facility commitment from $40.0 million to $35.0 million, (b) extend the commitment termination date thereunder from October 22, 2020 to January 20, 2021, (c) amend the definition of adjusted EBITDA to exclude certain charges, and (d) modify certain other terms and conditions. The terms of the loan facility include an option to further reduce the maximum facility commitment amount by providing written notice to the lender, which Aaron’s SpinCo subsequently exercised on February 11, 2020 to reduce the facility commitment to $25.0 million.

Legal Proceedings

From time to time, Aaron’s SpinCo is party to various legal and regulatory proceedings arising in the ordinary course of business, certain proceedings of which have been described below. Aaron’s SpinCo establishes an accrued liability for legal and regulatory proceedings when it determines that a loss is both probable and the amount of the loss can be reasonably estimated. Aaron’s SpinCo continually monitors its litigation and regulatory exposure and reviews the adequacy of its legal and regulatory reserves on a quarterly basis. The amount of any loss ultimately incurred in relation to matters for which an accrual has been established may be higher or lower than the amounts accrued for such matters due to the inherent uncertainty in litigation, regulatory and similar adversarial proceedings, and substantial losses from these proceedings or the costs of defending them could have a material adverse impact upon the Company’s business, financial position and results of operations.

At December 31, 2019 and 2018, the Company had accrued $7.7 million and $1.3 million, respectively, for pending legal and regulatory matters for which it believes losses are probable and is management’s best estimate

F-37

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

of its exposure to loss. Of the amount accrued, Aaron’s SpinCo believes that $5.5 million is probable of recovery via payments received from insurance proceeds as of December 31, 2019. Aaron’s SpinCo records these liabilities in accounts payable and accrued expenses in the combined balance sheets. The corresponding expected insurance recoveries are recorded within prepaid expenses and other assets in the combined balance sheet. The Company estimates that the aggregate range of reasonably possible loss in excess of accrued liabilities for such probable loss contingencies is between $0 and $1.5 million.

At December 31, 2019, Aaron’s SpinCo estimated that the aggregate range of loss for all material pending legal and regulatory proceedings for which a loss is reasonably possible, but less likely than probable (i.e., excluding the contingencies described in the preceding paragraph), is between $0 and $0.5 million. Those matters for which a reasonable estimate is not possible are not included within estimated ranges and, therefore, the estimated ranges do not represent Aaron’s SpinCo’s maximum loss exposure. Aaron’s SpinCo’s estimates for legal and regulatory accruals, aggregate probable loss amounts and reasonably possible loss amounts, are all subject to the uncertainties and variables described above.

Regulatory Inquiries

In July 2018, Parent received civil investigative demands (“CIDs”) from the FTC regarding disclosures related to lease-to-own and other financial products offered by Parent through Aaron’s SpinCo and Parent’s Progressive Leasing business and whether such disclosures violate the Federal Trade Commission Act (the “FTC Act”). We believe such Aaron’s SpinCo disclosures were in compliance with the FTC Act. We cooperated with the FTC in its inquiry regarding disclosures made by the Aaron’s SpinCo business, after which the FTC resolved that inquiry without taking any action against the Aaron’s SpinCo business.

In April 2019, Parent, along with other lease-to-own companies, received an unrelated CID from the FTC focused on certain transactions involving the contingent purchase and sale of customer lease agreements with other lease-to-own companies, and whether such transactions violated the FTC Act. Although we believe those transactions did not violate any laws, in August 2019, Parent reached an agreement in principle with the FTC staff to resolve the issues raised in that CID. The proposed consent agreement, which would prohibit such contingent purchases and sales of customer lease portfolios in the future but would not require any payments to the FTC, was approved by the FTC on February 21, 2020.

Other Contingencies

At December 31, 2019, Aaron’s SpinCo had non-cancelable commitments primarily related to certain advertising and marketing programs, consulting agreements, software licenses, and hardware and software maintenance of $23.9 million. Payments under these commitments are scheduled to be $13.4 million in 2020, $9.0 million in 2021, and $1.5 million in 2022.

Management regularly assesses Aaron’s SpinCo’s insurance deductibles, monitors litigation and regulatory exposure with Aaron’s SpinCo’s attorneys and evaluates its loss experience. Aaron’s SpinCo also enters into various contracts in the normal course of business that may subject it to risk of financial loss if counterparties fail to perform their contractual obligations.

NOTE 11: RESTRUCTURING

2019 Restructuring Program

During the first quarter of 2019, Aaron’s SpinCo initiated a restructuring program to further optimize its company-operated store portfolio, which resulted in the closure and consolidation of 155 company-operated

F-38

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

stores during 2019. Aaron’s SpinCo also further rationalized its home office and field support staff, which resulted in a reduction in associate headcount in those areas to more closely align with current business conditions.

Total net restructuring expenses of $38.4 million were recorded by Aaron’s SpinCo during the year ended December 31, 2019 under the 2019 restructuring program. Restructuring expenses were comprised mainly of closed store operating lease right-of-use asset impairment and operating lease charges, the impairment of vacant store properties, including the planned exit from one of our store support buildings, workforce reductions, and a loss on the sale of six Canadian stores to a third party. These costs were included in restructuring expenses, net in the combined statements of earnings. We expect future restructuring expenses (reversals) due to potential future early buyouts of leases with landlords, as well as continuing variable maintenance charges and taxes.

2017 and 2016 Restructuring Programs

During the years ended December 31, 2017 and 2016, Aaron’s SpinCo initiated restructuring programs to rationalize its company-operated store base portfolio to better align with marketplace demand. The programs resulted in the closure and consolidation of 139 company-operated stores throughout 2016, 2017, and 2018. Aaron’s SpinCo also optimized its home office staff and field support, which resulted in a reduction in associate headcount in those areas to more closely align with current business conditions.

Total net restructuring expenses of $1.6 million were recorded during the year ended December 31, 2019 under the 2017 and 2016 restructuring programs. Restructuring activity for the year ended December 31, 2019 was comprised principally of operating lease charges for stores closed under the restructuring programs. These costs were included in restructuring expenses, net in the combined statements of earnings. We expect future restructuring expenses (reversals) due to potential future early buyouts of leases with landlords, as well as continuing variable maintenance charges and taxes. To date, Aaron’s SpinCo has incurred charges of $41.7 million under the 2017 and 2016 restructuring programs.

The following table summarizes the balances of the accruals for both programs, which are recorded in accounts payable and accrued expenses in the combined balance sheets, and the activity for the years ended December 31, 2019 and 2018:

(In Thousands)	Contractual Lease Obligations	Severance	Total
Balance at January 1, 2018	$12,437	$2,303	$14,740
Charges	—	610	610
Adjustments[1]	2,057	—	2,057

Restructuring Charges	2,057	610	2,667
Payments	(6,022)	(2,262)	(8,284)

Balance at December 31, 2018	8,472	651	9,123
ASC 842 Transition Adjustment[1]	(8,472)	—	(8,472)

Adjusted Balance at January 1, 2019	—	651	651
Restructuring Charges	—	3,403	3,403
Payments	—	(3,298)	(3,298)

Balance at December 31, 2019	$—	$756	$756

[1]

Upon the adoption of ASC 842 on January 1, 2019, Aaron’s SpinCo reclassified the remaining liability for contractual lease obligations from accounts payable and accrued expenses to a reduction to operating lease right-of-use assets within its combined balance sheets.

F-39

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table summarizes restructuring charges incurred:

	Year Ended December 31,
(In Thousands)	2019	2018	2017
Right-of-Use Asset Impairment and Operating Lease Charges	$28,411	$2,057	$13,432
Fixed Asset Impairment	5,238	—	1,386
Severance	3,403	610	2,705
Other Expenses (Reversals)	1,886	460	(378)
Loss (Gain) on Sale of Store Properties	1,052	(377)	—

Total Restructuring Expenses, Net	$39,990	$2,750	$17,145

NOTE 12: STOCK-BASED COMPENSATION

Historically, and until consummation of the distribution from Parent, Aaron’s SpinCo’s employees participate in the Parent stock-based compensation plans. The stock-based compensation expense recorded by Aaron’s SpinCo in the periods presented includes the expense directly attributable to Aaron’s SpinCo employees that have received Parent awards, as well as the expense associated with the allocation of stock-based compensation expense for Parent’s corporate and shared function employees.

Parent grants stock options, RSUs, RSAs and PSUs to certain employees of Aaron’s SpinCo under the 2015 Equity and Incentive Award Plan and previously did so under the 2001 Stock Option and Incentive Award Plan (the “2015 Plan” and “2001 Plan”). The 2001 Plan was originally approved by Parent shareholders in May 2001 and was amended and restated with shareholder approval in May 2009 and discontinued with the approval of the 2015 Plan on May 6, 2015. The 2015 Plan was subsequently amended and restated with shareholder approval in February 2019. Beginning in 2015, as part of the Parent long-term incentive compensation program (“LTIP Plan”) and pursuant to the Parent 2001 Plan and 2015 Plan, Parent granted a mix of stock options, time-based restricted stock and performance share units to key executives and managers.

Aaron’s SpinCo has elected a policy to estimate forfeitures in determining the amount of stock compensation expense. Total stock-based compensation expense recognized by Aaron’s SpinCo was $13.2 million, $15.4 million and $15.1 million for the years ended December 31, 2019, 2018 and 2017, respectively, which includes the allocation of stock-based compensation expense for Parent’s corporate and shared function employees of $7.8 million, $8.4 million and $8.8 million, respectively, These costs were included as a component of personnel costs in the combined statements of earnings.

The total income tax benefit recognized in the combined statements of earnings for stock-based compensation arrangements was $3.3 million, $3.8 million and $5.7 million in the years ended December 31, 2019, 2018 and 2017, respectively. Benefits of tax deductions in excess of recognized compensation cost, which are included in operating cash flows, were $2.5 million, $3.0 million and $0.8 million for the years ended December 31, 2019, 2018 and 2017, respectively.

As of December 31, 2019, there was $11.5 million of total unrecognized compensation expense related to non-vested stock-based compensation, which includes unrecognized expense related to the allocation for Parent’s corporate and shared function employees. This expense is expected to be recognized by Aaron’s SpinCo over a period of 1.3 years.

F-40

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Stock Options

Under the Parent 2001 Plan, options granted become exercisable after a period of one to five years and unexercised options lapse 10 years after the date of grant. Under the Parent 2015 Plan, options granted to date become exercisable after a period of one to three years and unexercised options lapse 10 years after the date of the grant. Unvested options are subject to forfeiture upon termination of service for both plans. Aaron’s SpinCo recognizes compensation expense for options that have a graded vesting schedule on a straight-line basis over the requisite service period. Shares have historically been issued from the treasury shares of Parent upon share option exercises.

Aaron’s SpinCo determines the fair value of Parent stock options on the grant date using a Black-Scholes-Merton option pricing model that incorporates expected volatility, expected option life, risk-free interest rates and expected dividend yields. The expected volatility is based on implied volatilities from traded options on Parent stock and the historical volatility of Parent common stock over the most recent period generally commensurate with the expected estimated life of each respective grant. The expected lives of options are based on historical option exercise experience. Aaron’s SpinCo believes that the historical experience method is the best estimate of future exercise patterns. The risk-free interest rates are determined using the implied yield available for zero-coupon United States government issues with a remaining term equal to the expected life of the grant. The expected dividend yields are based on the approved annual dividend rate in effect and market price of the underlying common stock of Parent at the time of grant. No assumption for a future dividend rate increase has been included unless there is an approved plan to increase the dividend in the near term.

Parent granted 63,000, 75,000 and 105,000 stock options to Aaron’s SpinCo employees during the years ended December 31, 2019, 2018 and 2017, respectively. The weighted-average fair value of options granted and the weighted-average assumptions used in the Black-Scholes-Merton option pricing model for such grants were as follows:

	2019	2018	2017
Dividend Yield	0.3%	0.3%	0.4%
Expected Volatility	36.5%	34.8%	32.8%
Risk-free Interest Rate	2.5%	2.6%	1.9%
Expected Term (in years)	5.3	5.3	5.3
Weighted-average Fair Value of Stock Options Granted	$19.59	$16.54	$8.55

The following table summarizes information about Aaron’s SpinCo employee-related stock options outstanding at December 31, 2019, excluding stock-based compensation awards for Parent’s corporate and shared function employees and board of directors:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding December 31, 2019	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable December 31, 2019	Weighted Average Exercise Price
$19.92-20.00	11,250	0.15	$19.92	11,250	$19.92
20.01-30.00	88,562	6.09	25.38	64,722	24.71
30.01-40.00	2,001	0.16	30.29	2,001	30.29
40.01-50.00	56,740	7.41	47.26	17,400	47.26
50.01-54.18	56,520	8.48	54.18	—	—

19.92-54.18	215,073	6.70	38.48	95,373	28.38

F-41

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

The table below summarizes Aaron’s SpinCo employee-related option activity during 2019, excluding stock-based compensation awards for Parent’s corporate and shared function employees and board of directors:

	Options (In Thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in Thousands)	Weighted Average Fair Value
Outstanding at January 1, 2019	227	$31.61
Granted	63	54.18
Exercised	(57)	26.68
Forfeited/expired	(18)	44.65

Outstanding at December 31, 2019	215	38.48	6.70	$4,006	$13.34

Expected to Vest	117	46.36	8.14	1,257	16.32

Exercisable at December 31, 2019	95	28.38	5.29	2,740	9.52

The aggregate intrinsic value amounts in the table above represent the closing price of Parent common stock on December 31, 2019 in excess of the exercise price, multiplied by the number of in-the-money stock options as of that same date. Options outstanding that are expected to vest are net of estimated future option forfeitures.

The aggregate intrinsic value of options exercised by Aaron’s SpinCo employees, which represents the value of Parent common stock at the time of exercise in excess of the exercise price, was $1.7 million, $4.8 million and $2.5 million during the years ended December 31, 2019, 2018 and 2017, respectively. The total grant-date fair value of options vested during the years ended December 31, 2019, 2018 and 2017 was $0.8 million, $0.7 million and $0.3 million, respectively.

Restricted Stock

Restricted stock units or restricted stock awards (collectively, “restricted stock”) may be granted to Aaron’s SpinCo employees and directors under the 2015 Plan and typically vest over approximately one to three-year periods; under the 2001 Plan restricted stock typically vests over approximately one to five-year periods. Restricted stock grants are generally settled in stock and may be subject to one or more objective employment, performance or other forfeiture conditions as established at the time of grant. Aaron’s SpinCo generally recognizes compensation expense for restricted stock with a graded vesting schedule on a straight-line basis over the requisite service period as restricted stock is generally not subject to performance metrics. Compensation expense for performance-based restricted stock is recognized on an accelerated basis over the vesting period based on the projected assessment of the level of performance that will be achieved and earned. Shares are issued from the treasury shares of Parent upon vesting. Any shares of restricted stock that are forfeited may again become available for issuance.

The fair value of restricted stock is generally based on the fair market value of Parent common stock on the date of grant.

In 2011, Parent established a restricted stock program as a component of the 2001 Plan, referred to as the Aaron’s Management Performance Plan (“AMP Plan”). Under the AMP Plan, which expired on December 31, 2012, restricted shares were granted quarterly to eligible participants upon achievement of certain pre-tax profit and

F-42

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

revenue levels by the employees’ operating units or overall Parent. Restricted stock granted under the AMP Plan vests over four to five years from the date of grant. Plan participants included certain vice presidents, director level employees and other key personnel in the Parent home office, divisional vice presidents and regional managers. These grants began vesting in 2016.

During 2015, 2016 and 2017, Parent granted performance-based restricted stock to certain executive officers that vest over a three-year service period and with the achievement of specific performance criteria. The compensation expense associated with these awards is recognized on an accelerated basis over the respective vesting periods based on the projected assessment of the level of performance that will be achieved and earned. As of December 31, 2019, there are no performance-based restricted shares still subject to performance conditions.

Parent granted 48,000, 51,000 and 132,000 shares of restricted stock to Aaron’s SpinCo employees at weighted-average fair values of $54.40, $47.11 and $31.20 in the years ended December 31, 2019, 2018 and 2017, respectively. The following table summarizes information about Aaron’s SpinCo employee-related restricted stock activity during 2019, excluding stock-based compensation awards for Parent’s corporate and shared function employees and board of directors:

	Restricted Stock (In Thousands)	Weighted Average Fair Value
Non-vested at January 1, 2019	155	$32.51
Granted	48	54.40
Vested	(94)	28.88
Forfeited/unearned	(21)	42.82

Non-vested at December 31, 2019	88	45.87

The total vest-date fair value of restricted stock described above was $4.9 million, $6.2 million and $5.8 million in the years ended December 31, 2019, 2018 and 2017, respectively.

Performance Share Units

For performance share units, which are generally settled in stock, the number of shares earned is determined at the end of the one-year performance period based upon achievement of various performance criteria, which have included adjusted EBITDA, revenue and return on capital for Parent. Beginning in 2016, Parent added adjusted pre-tax profit as an additional performance criterion. When the performance criteria are met, the award is earned and one-third of the award vests. Another one-third of the earned award is subject to an additional one-year service period and the remaining one-third of the earned award is subject to an additional two-year service period. Shares are issued from the treasury shares of Parent upon vesting. The number of performance-based shares which could potentially be issued ranges from zero to 200% of the target award.

The fair value of performance share units is based on the fair market value of Parent common stock on the date of grant. The compensation expense associated with these awards is amortized on an accelerated basis over the vesting period based on the projected assessment of the level of performance that will be achieved and earned. In the event Aaron’s SpinCo determines it is no longer probable that the minimum performance criteria specified in the plan will be achieved, all previously recognized compensation expense is reversed in the period such a determination is made.

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table summarizes information about Aaron’s SpinCo employee-related performance share unit activity during 2019, excluding stock-based compensation awards for Parent’s corporate and shared function employees and board of directors:

	Performance Share Units (In Thousands)	Weighted Average Fair Value
Non-vested at January 1, 2019	209	$33.61
Granted	71	54.27
Vested	(106)	30.80
Forfeited/unearned	(35)	41.31

Non-vested at December 31, 2019	139	44.44

The total vest-date fair value of performance share units described above that vested during the period was $5.6 million, $6.0 million and $2.0 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Employee Stock Purchase Plan

Effective May 9, 2018, the Parent Board of Directors and shareholders approved the Employee Stock Purchase Plan, which is a tax-qualified plan under Section 423 of the Internal Revenue Code. The purpose of the ESPP is to encourage ownership of Parent common stock by eligible employees. Under the ESPP, eligible employees are allowed to purchase common stock of Parent during six-month offering periods at the lower of: (a) 85% of the closing trading price per share of the common stock on the first trading date of an offering period in which a participant is enrolled; or (b) 85% of the closing trading price per share of the common stock on the last day of an offering period. Employees participating in the ESPP can contribute up to an amount not exceeding 10% of their base salary and wages up to an annual maximum of $25,000 in total fair market value of the common stock.

The compensation cost related to the ESPP is measured on the grant date based on eligible employees’ expected withholdings and is recognized over each six-month offering period. Total compensation cost recognized by Aaron’s SpinCo in connection with the ESPP was $0.2 million and $0.1 million for years ended December 31, 2019 and 2018, respectively. These costs were included as a component of personnel costs in the combined statements of earnings. During the year ended December 31, 2019, Parent issued 24,782 shares to Aaron’s SpinCo employees under the ESPP at a weighted average purchase price of $42.21. During the year ended December 31, 2018, Parent issued 13,088 shares to Aaron’s SpinCo employees at a purchase price of $35.74.

NOTE 13: COMPENSATION ARRANGEMENTS

Deferred Compensation

Parent maintains the Aaron’s, Inc. Deferred Compensation Plan, which is an unfunded, nonqualified deferred compensation plan for a select group of management, highly compensated employees and non-employee directors. On a pre-tax basis, eligible employees can defer receipt of up to 75% of their base compensation and up to 75% of their incentive pay compensation, and eligible non-employee directors can defer receipt of up to 100% of their cash director fees.

Compensation deferred under the plan is recorded as a deferred compensation liability, which is recorded in accounts payable and accrued expenses in the combined balance sheets. The deferred compensation plan liability related to employees of Aaron’s SpinCo was $11.0 million and $10.3 million as of December 31, 2019 and 2018, respectively. Liabilities under the plan are recorded at amounts due to participants, based on the fair value of

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Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

participants’ selected investments, which consist of equity and debt “mirror” funds. The obligations are unsecured general obligations of Parent and the participants have no right, interest or claim in the assets of Parent, except as unsecured general creditors. Parent has established a rabbi trust to fund obligations under the plan primarily with company-owned life insurance policies. The value of the assets within the rabbi trust, which is primarily the cash surrender value of the life insurance, was $14.4 million and $13.5 million as of December 31, 2019 and 2018, respectively, and is included in prepaid expenses and other assets in the combined balance sheets. The full value of the assets within the rabbi trust are included within Aaron’s SpinCo’s combined financial statements, as the plan is maintained by one of the legal entities forming the basis of Aaron’s SpinCo. Aaron’s SpinCo recorded gains related primarily to changes in the cash surrender value of the life insurance plans owned by Parent of $2.1 million and $1.5 million during the years ended December 31, 2019 and 2017, respectively, and recorded losses of $1.2 million during the year ended December 31, 2018, which were recorded within other non-operating income (expense), net in the combined statements of earnings.

Benefits of $2.9 million, $2.7 million and $2.3 million were paid to Aaron’s SpinCo participants during the years ended December 31, 2019, 2018 and 2017, respectively. Effective January 1, 2018, Parent implemented a discretionary match within the nonqualified Deferred Compensation Plan. The match allows eligible employees to receive 100% matching by the Company on the first 3% of contributions and 50% on the next 2% of contributions for a total of a 4% match. The annual match is not to exceed $11,000 for an individual employee and is subject to a three-year cliff vesting schedule. Deferred compensation expense charged to operations for the matching contributions was $0.4 million during the year ended December 31, 2019 and was not significant during the years ended December 31, 2018 and 2017.

401(k) Defined Contribution Plan

Parent maintains a 401(k) savings plan for employees who meet certain eligibility requirements. Effective January 1, 2015, the 401(k) savings plan was amended to allow employees to contribute up to 75% of their annual compensation in accordance with federal contribution limits with 100% matching by Parent on the first 3% of compensation and 50% on the next 2% of compensation for a total of a 4% match. Aaron’s SpinCo’s expense related to the plan was $5.5 million in 2019, $5.3 million in 2018 and $4.6 million in 2017.

Employee Stock Purchase Plan

See Note 12 to these combined financial statements for more information regarding the Parent compensatory Employee Stock Purchase Plan.

NOTE 14: RELATED PARTY TRANSACTIONS

All intercompany transactions between Aaron’s SpinCo and Parent have been included within invested capital in the combined balance sheets and classified as changes in invested capital on the combined statements of parent’s equity. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity. The significant components of the net increase (decrease) in invested capital for the years ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31,
(In Thousands)	2019	2018	2017
General financing activities, net	$(38,052)	$(67,852)	$(127,245)
Corporate allocations	27,276	28,640	27,638
Income tax[1]	22,250	22,368	9,258

Net increase (decrease) in Invested Capital	$11,474	$(16,844)	$(90,349)

[1]	See Note 9 to these combined financial statements for more information regarding Aaron’s SpinCo’s income taxes.

F-45

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Corporate Allocations

Aaron’s SpinCo’s operating model includes a combination of standalone and combined business functions with Parent. The combined financial statements include corporate allocations for expenses related to activities that are provided on a centralized basis within Parent, which are primarily expenses related to executive management, finance, treasury, tax, audit, legal, information technology, human resources and risk management functions and the related benefit cost associated with such functions, including stock-based compensation. See Note 12 to these combined financial statements for more information regarding stock-based compensation. These expenses have been allocated to Aaron’s SpinCo based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis using an applicable measure of revenues, headcount or other relevant measures. Aaron’s SpinCo considers these allocations to be a reasonable reflection of the utilization of services or the benefit received. These allocated expenses are included within personnel costs and other operating expenses, net in the combined statements of earnings and as an increase to invested capital in the combined balance sheets. General corporate expenses allocated to Aaron’s SpinCo during the years ended December 31, 2019, 2018 and 2017 were $27.3 million, $28.6 million and $27.6 million, respectively.

Management believes the assumptions regarding the allocation of general corporate expenses from Parent are reasonable. However, the combined financial statements may not include all of the actual expenses that would have been incurred and may not reflect Aaron’s SpinCo’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if Aaron’s SpinCo had been a standalone company would depend on multiple factors, including organization structure and various other strategic decisions.

Aaron Ventures

Aaron Ventures I, LLC (“Aaron Ventures”) was formed in December 2002 for the purpose of acquiring properties from Aaron’s SpinCo and leasing them back to Aaron’s SpinCo and is controlled by certain of Aaron’s SpinCo’s current and former executives. Aaron Ventures purchased a combined total of 21 properties from Aaron’s SpinCo in 2002 and 2004, and leased the properties back to Aaron’s SpinCo. As of December 31, 2019, Aaron’s SpinCo had no remaining finance or operating leases with Aaron Ventures. Aaron’s SpinCo paid annual rent for the various properties leased from Aaron’s Ventures of $0.2 million, $1.2 million, and $2.0 million for the years ending December 31, 2019, 2018, and 2017 respectively.

NOTE 15: SUBSEQUENT EVENTS

COVID-19 and Related Developments

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. In response, local, state and federal governmental authorities have since issued various forms of stay-at-home orders. Aaron’s SpinCo has been classified as a provider of essential products in most jurisdictions, and thus, its store showrooms generally were not required to close. However, Aaron’s SpinCo temporarily closed its showrooms in March 2020 and shifted to e-commerce and curbside service only for all of its company-operated stores in order to protect the health and safety of its customers and associates, except where such curbside service was prohibited by governmental authorities. Since that time, we have reopened all of our Aaron’s SpinCo store showrooms, but there can be no assurance that those showrooms will not be closed in future months, or have their operations limited. In response to the global impacts of COVID-19 on U.S. companies and citizens, the government enacted the CARES Act on March 27, 2020, which provided stimulus payments and/or federally supplemented unemployment payments to a significant portion of our customers as well as several tax relief options for companies.

F-46

Confidential Treatment Requested by Aaron’s SpinCo, Inc.

Pursuant to 17 C.F.R. Section 200.83

AARON’S SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

The COVID-19 pandemic may adversely impact our business, results of operations, financial condition, liquidity and/or cash flow in future periods. The extent to which the COVID-19 pandemic, governmental and regulatory measures related to the pandemic, and our precautionary measures in response thereto may impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

Aaron’s SpinCo Goodwill Impairment

We concluded that the need for an interim goodwill impairment test was triggered for Aaron’s SpinCo as of March 31, 2020. Factors that led to this conclusion include: (a) a significant decline in Parent stock price and market capitalization in March 2020; (b) the temporary closure of all company-operated store showrooms due to the COVID-19 pandemic, which may adversely impact future financial results; (c) the significant uncertainty with regard to the short-term and long-term impacts that adverse macroeconomic conditions arising from the COVID-19 pandemic and related government emergency and executive orders may have on the financial health of our customers and franchisees; and (d) consideration given to the amount by which Aaron’s SpinCo fair value exceeded the carrying value from the October 1, 2019 annual goodwill impairment test.

As of March 31, 2020, the Company determined the Aaron’s SpinCo goodwill was fully impaired and recorded a goodwill impairment loss of $446.9 million during the three months ended March 31, 2020.

2020 Restructuring Program

During the first quarter of 2020, Aaron’s SpinCo initiated further restructuring actions related to a real estate repositioning initiative, which resulted in the closure and consolidation of 71 company-operated stores during the first six months of 2020. We currently expect to close approximately 47 additional stores over the next six to nine months. Aaron’s SpinCo has incurred total net restructuring expenses of $22.5 million for the six months ended June 30, 2020 under the 2020 restructuring program, which were comprised mainly of operating lease right-of-use asset impairment charges related to the vacancy or planned vacancy of the stores identified for closure, severance charges to rationalize our field support and store support center staff to better align the organization with current operations and business conditions, and fixed asset impairment charges.

Aaron’s SpinCo continually evaluates its company-operated store portfolio to determine if it will further rationalize its store base to better align with marketplace demand. Additional restructuring charges may result from our real estate repositioning and optimization initiatives, which may include investing in our new store concept and operating model to better appeal to our target customer market.

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